CRAY

THE SUPERCOMPUTER COMPANY





2005 Annual Report

Notice of 2006 Annual Meeting and Proxy Statement

Fellow Shareholders:

The year 2005 was marked by dramatic and important change at Cray. As reflected in our stock performance and, in particular, our first half operating results, change on behalf of our shareholders was clearly required. Ultimately, our goal is to create shareholder value by innovating on behalf of our customers and delivering to them value in the form of world-class supercomputers, service and support.

We took a number of steps towards achieving this goal: adding key management personnel to improve leadership and execution capability, refining our product strategy to focus on leadership technology development and initiating operational adjustments intended to reduce our cost structure and increase efficiencies. I firmly believe that as a consequence of these actions, we have improved Cray's position in the marketplace and have provided the framework to once again grow and achieve sustained profitability.

Our Progress

In 2005 we increased our revenue to $201 million, a 38% improvement over 2004. This growth came by extending our reach internationally and increasing market share in key segments around the world. While we continued to strengthen our customer base in the intelligence, defense and scientific research communities, we also expanded our presence in other high performance computing sectors, such as earth sciences and computer-aided engineering. In Europe, we increased our customer base significantly, adding influential organizations like the Swiss National Supercomputing Centre and within the current year, the United Kingdom's AWE plc. It was also a record year in revenue for Cray Japan where we added marquee customers, including the Sony Corporation and Toyota Auto Body. We further solidified our North American customer base with the addition of leading scientific organizations, such as the Maui High Performance Computing Center and the Pittsburgh Supercomputing Center.

From an operating perspective, we are seeing positive results of our cost-cutting measures in the form of reduced operating expenses, positive cash flow in the second half of 2005, and a greatly improved balanced sheet, ending the year with a $46 million cash position. We delayed filing our 2005 Form 10-K due to the investigation and subsequent resolution of a non-cash revenue recognition error that we discovered relative to our 2004 financial results and have restated our 2004 financial statements to correct this error. We have addressed all of the material weaknesses identified in our 2004 Sarbanes-Oxley compliance assessment and are pleased to say that we and our external auditors agree that the necessary internal controls are operating effectively as of year-end 2005.

Today we are experiencing strong customer support of our existing systems and expect increasing success with our planned product introductions over the next few years. Just in the past year, our customers have exploited the unmatched capabilities of Cray supercomputers, resulting in remarkable scientific and engineering breakthroughs. A handful of such accomplishments achieved on Cray's current computing platforms include:

- Korea Meteorological Administration is using its Cray X1E™ supercomputer, the fastest operational numerical weather prediction system in the world, to facilitate development and operational services for weather prediction and climate study, resulting in more accurate and timely weather, seasonal climate and ocean wave forecasts.
- Using a Cray XT3™ system at Oak Ridge National Laboratory, researchers looking at alternative fuel sources like fusion have been able to run the largest ever simulation of plasma behavior in a tokamak (a type of plasma containment system) at the core of the multinational collaborative project known as the International Thermonuclear Experimental Reactor (ITER). Viable tokamaks are a critical element in potentially harnessing this virtually unlimited source of environmentally safe electricity.
- Leading golf equipment designer and manufacturer, PING Inc., is using the Cray XD1™ system as a critical part of its research and development program, reducing the time needed to conduct preliminary structural tests of new club designs from weeks to hours.
- Researchers are using the Cray X1E supercomputer at the Army High Performance Computing Research Center to develop application software to simulate fluid flow in and around dynamically changing structures. This technology is likely to have a dramatic impact on expanding the use of supercomputing to address more complex multi-physics problems in applied science and engineering. They have successfully simulated a variety of complex mechanical designs, such as an artificial heart, micro-unmanned aerial vehicles, rotocrafts, engines and turbines, as well as natural phenomena like the flapping of a hummingbird's wings.

- Researchers using "Red Storm," the Cray XT3 supercomputer at Sandia National Laboratories, are exploring our universe in new ways. The Golevka asteroid has been an object of special interest since 2003, when NASA scientists discovered its course had changed, renewing interest in predicting asteroids' paths and learning how to deflect any that might be headed for Earth. Although Golevka is not currently on a collision course with our planet, the available data on this well-studied asteroid has enabled scientists at Sandia to simulate the effects of a hypothetical, 10-megaton explosion at Golevka's center, a calculation that ran for 12 hours on over 7,000 of Red Storm's processors.

Our Direction and Vision

Our focus is on regaining market leadership in capability-class supercomputing through innovation and execution. It is through innovation that our customers hope to achieve their goals, and therefore what we strive to deliver. Execution, from cost containment to revenue growth as well as timely, high-quality product introductions, requires effective coordination across a strong management team and the commitment of a talented employee base. I believe that we have built a Cray team that is focused on execution, innovation and regaining market leadership.

Continuous innovation is an everyday theme at Cray as we push to provide capability computing for scientists and engineers at the forefront of technology. Even as our customers break new, exciting barriers using Cray systems, their need for even higher performance is unlimited. Increasingly, problems and applications are becoming more complex with computing requirements that surpass the limits of today's technologies. We see this as a tremendous opportunity to create a paradigm shift in the industry and reestablish Cray's market leadership. We envision a new supercomputing platform that integrates not one but multiple processing technologies into a single, highly-scalable system that can adapt to the unique needs of each application, providing superior performance and enhanced user productivity. We call this vision Adaptive Supercomputing.

We believe the Adaptive Supercomputing approach is ideally suited to address the limitations of today's supercomputers. Ultimately, the concept of Adaptive Supercomputing will enable our customers to overcome barriers and accomplish their mission-critical goals. Given the breadth of our core technologies, the proven capability of our supercomputing products and the talents of our team, we believe that we are uniquely positioned to deliver on this vision.

In closing, I would like to welcome our new Chairman, Steve Kiely. I feel privileged to work with Steve and believe his appointment is serving the Company and our shareholders well. I would also like to recognize and thank our original founders, Jim Rottsolk and Burton Smith, for their many years of devotion to our company. Cray would not exist today if it were not for their dedication, leadership and innovative thinking — I know that their passion for supercomputing and the Cray legacy will live on in our new management team.

With the changes we have made in management, strategy and operations, I believe we will look back on 2005 as the year we fundamentally repositioned Cray for a return to leadership in the supercomputing market — and I am very excited to be part of it. Moreover, I believe the objectives we have established will position Cray for achieving sustained profitability and creating shareholder value.

On behalf of our Board of Directors and management, I would like to thank all of our employees, customers, partners and shareholders for your continued support and loyalty to the most innovative supercomputing company in the world.

Peter J. Ungaro

PETER J. UNGARO
Chief Executive Officer and President

NOTICE OF 2006 ANNUAL MEETING OF SHAREHOLDERS

Dear Cray Inc. Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders of Cray Inc. which will be held at our corporate headquarter offices located at Merrill Place, 411 First Avenue South, Seattle, Washington 98104-2860, on June 6, 2006, at 10:00 a.m.

At the Annual Meeting, shareholders will have the opportunity to vote on the following matters:

1. To elect eight directors, each to serve a one-year term;
2. To approve an amendment to our Restated Articles of Incorporation to effect a one-for-four reverse stock split of all outstanding and authorized shares of our common stock;
3. To approve an amendment to our Restated Articles of Incorporation to increase the number of authorized shares of common stock from 150,000,000 shares to 300,000,000 shares (on a pre-split basis);
4. To approve our 2006 Long-Term Equity Compensation Plan; and
5. To conduct any other business that may properly come before the meeting, and any adjournments of the meeting.

If you were a shareholder of record on April 17, 2006, the record date for the Annual Meeting, you are entitled to vote on these matters.

At the Annual Meeting, we will review our performance during the past year and comment on our outlook. You will have an opportunity to ask questions about Cray and our operations.

Regardless of the number of shares you own, your vote is important. You may vote using any of the following methods:

- by Internet;
- by telephone;
- by proxy card; or
- in person at the Annual Meeting.

Voting by the Internet or by telephone is fast, convenient and your vote is immediately confirmed and tabulated. You also help us reduce postage and proxy tabulation costs. Or you may sign and return the proxy card in the enclosed envelope. Even if you plan to attend the Annual Meeting, we urge you to vote at your earliest convenience so we avoid further solicitation costs. Any shareholder attending the meeting may vote in person even if he or she has voted previously.

Details of the business to be conducted at the Annual Meeting are more fully described in the accompanying Proxy Statement.

We look forward to seeing you. Thank you for your ongoing support of and interest in Cray.

Sincerely,

PETER J. UNGARO
Chief Executive Officer and President

Seattle, Washington
April 28, 2006

PROXY STATEMENT

TABLE OF CONTENTS

IMPORTANT

Whether or not you expect to attend the Annual Meeting in person, we urge you to vote at your earliest convenience. You may vote by **Internet** or by **telephone,** or sign, date and return the enclosed **proxy card. Promptly voting by Internet** or by **telephone** or returning the **proxy card** will save us the expense and extra work of additional solicitation. If you wish to return the proxy card by mail, an addressed envelope for which no postage is required if mailed in the United States is enclosed for that purpose. Voting by Internet or by telephone or sending in your proxy card will not prevent you from voting your shares at the meeting if you desire to do so, as you may revoke your earlier vote.

CRAY INC.

411 First Avenue South, Suite 600
Seattle, Washington 98104-2860

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS
June 6, 2006

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

Q: Why did you send me this Proxy Statement?

A: We sent you this Proxy Statement and the enclosed proxy card because our Board of Directors is soliciting your proxy to vote your shares of common stock at the 2006 Annual Meeting of Shareholders. This proxy may also be used at any adjournment of that meeting.

This Proxy Statement summarizes the information regarding the matters to be voted upon at the Annual Meeting. You do not need to attend the Annual Meeting to vote your shares. You may vote by Internet or by telephone or complete, sign and return the enclosed proxy card.

We began sending this Proxy Statement out on or about April 28, 2006, to all shareholders entitled to vote. If you owned shares of our common stock at the close of business on April 17, 2006, the record date for the Annual Meeting, you are entitled to vote those shares. On the record date, there were 91,750,299 shares of our common stock outstanding, our only class of stock having general voting rights.

Q: How many votes do I have?

A: You have one vote for each share of our common stock that you owned on the record date. The proxy card indicates the number of shares you owned on the record date.

Q: How can I vote?

A: You may vote by using the Internet, by telephone, by returning the enclosed proxy card or by voting in person at the Annual Meeting.

Q: How do I vote by Internet or by telephone?

A: *For Shares Registered Directly in Your Name:*

If your shares are registered directly in your name, you may vote on the Internet or by telephone through services offered by our transfer agent, Mellon Investors Services LLC. Internet voting is available at the following address: *http://proxyvoting.com/cray*. You should read this Proxy Statement and be prepared to vote, and have available your 11-digit control number located on the right side at the bottom of your proxy card.

To vote by telephone, please use a touch-tone phone and call 1-866-540-5760 (toll-free). You will be asked to enter your 11-digit control number located on your proxy card.

You may vote by Internet or by telephone 24 hours a day, 7 days a week until 11:59 p.m. Eastern Daylight Time/8:59 p.m. Pacific Daylight Time on June 5, 2006, the day before the Annual Meeting.

For Shares Registered in the Name of a Brokerage Firm or Bank:

A number of brokerage firms and banks participate in a program for shares held in "street name" that offers Internet and telephone voting options. This program is different from the program provided by Mellon Investor Services LLC, for shares registered directly in the name of the shareholder. If your shares are held in an account at a brokerage firm or bank participating in this program, you may vote those shares by using the web site or calling the telephone number referenced on your voting form and following the instructions provided by your broker or banker.

Q: How do I vote by proxy?

A: If you properly fill in your proxy card and send it to us in time to vote, your "proxy" (one of the individuals named on your proxy card) will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your proxy will vote your shares as recommended by the Board as follows:

1. **"for"** electing the eight nominees for director, each to serve one-year terms;
2. **"for"** approval of an amendment to our Restated Articles of Incorporation to effect a one-for-four reverse stock split of all outstanding and authorized shares of our common stock;
3. **"for"** approval of an amendment to our Restated Articles of Incorporation increasing the number of authorized shares of common stock from 150,000,000 to 300,000,000 shares (on a pre-split basis); and
4. **"for"** approval of our 2006 Long-Term Equity Compensation Plan.

If any other matter is presented, your proxy will vote in accordance with his best judgment. At the time we printed this Proxy Statement, we knew of no matters that needed to be acted on at the Annual Meeting other than those discussed in this Proxy Statement.

Q: May I change my vote or revoke my proxy?

A: Yes. If you change your mind after you have voted by Internet or telephone or sent in your proxy card and wish to revote, you may do so by following these procedures:

1. Vote again by Internet or by telephone;
2. Send in another signed proxy with a later date;
3. Send a letter revoking your vote or proxy to our Corporate Secretary at our offices in Seattle, Washington; or
4. Attend the Annual Meeting and vote in person.

We will tabulate the latest valid vote or instruction that we receive from you.

Q: How do I vote if I hold shares in my Cray 401(k) account?

A: Shares of Cray stock held in the Cray 401(k) Savings Plan and Trust (the "401(k) Plan") are registered in the name of the Trustee of the 401(k) Plan, Fidelity Management Trust Company. Nevertheless, under the 401(k) Plan participants may instruct the Trustee how to vote the shares of Cray common stock allocated to their accounts.

The shares allocated under the 401(k) Plan can be voted by submitting voting instructions by Internet, by telephone or by mailing in a special proxy card with respect to the shares held in the participant's account; this card has a blue stripe at the top. Voting of shares held in the 401(k) Plan must be completed by the close of business on Thursday, June 1, 2006. These shares cannot be voted at the Annual Meeting and prior voting instructions cannot be revoked at the Annual Meeting. Otherwise, participants can vote these shares in the same manner as described above for shares held directly in the name of the shareholder.

The Trustee will cast votes for shares in the 401(k) Plan according to each participant's instructions. If the Trustee does not receive instructions from a participant in time for the Annual Meeting, the Trustee will vote the participant's allocated shares in the same manner and proportion as the shares with respect to which voting instructions were received.

Q: How do I vote in person?

A: If you plan to attend the Annual Meeting and vote in person, we will give you a ballot when you arrive. If your shares are held in the "street name" of your bank or brokerage firm, you must obtain a "legal proxy" from the bank or brokerage firm that holds your shares. You should contact your bank or brokerage account executive to learn how to obtain a legal proxy.

Q: What is the quorum requirement for the meeting?

A: The quorum requirement for holding the meeting and transacting business is a majority of the outstanding shares entitled to be voted. The shares may be present in person or represented by proxy at the meeting. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

Q: What vote is required to approve each proposal?

A: **Proposal 1: To Elect Eight Directors For One-Year Terms.**

The eight nominees for Director who receive the most votes will be elected. Accordingly, if you do not vote for a nominee, or you indicate "withhold authority to vote" for a nominee on your proxy card, your vote will not count either "for" or "against" the nominee.

Proposal 2: To Approve an Amendment to Our Restated Articles of Incorporation to Effect a One-for-Four Reverse Stock Split of All Outstanding and Authorized Shares of Our Common Stock.

The affirmative vote of a majority of the outstanding shares of our common stock entitled to vote is required to approve the amendment to our Restated Articles of Incorporation to effect a one-for-four reverse stock split of all outstanding and authorized shares of our common stock. If you do not vote, or if you abstain from voting on any proposal, it has the same effect as if you voted against such proposal.

Proposal 3: To Approve an Amendment to Our Restated Articles of Incorporation To Increase the Number of Authorized Shares of Common Stock from 150,000,000 to 300,000,000 Shares (on a pre-split basis).

The affirmative vote of a majority of the outstanding shares of our common stock entitled to vote is required to approve the amendment to our Restated Articles of Incorporation to increase the number of authorized shares of common stock from 150,000,000 to 300,000,000 shares (on a pre-split basis). If you do not vote, or if you abstain from voting, it has the same effect as if you voted against this proposal.

Proposal 4: To Approve Our 2006 Long-Term Equity Compensation Plan.

To approve our 2006 Long-Term Equity Compensation Plan, the number of shares voted in favor of the proposal must exceed the number of shares voted against. If you do not vote, or if you abstain from voting, it has no effect on this proposal.

Q: What is the effect of broker non-votes?

A: If your broker holds your shares in its "street name" and does not receive voting instructions from you, your broker nevertheless may vote your shares on Proposals 1, 2 and 3 but not on Proposal 4.

If a broker does not vote for a particular proposal, that is considered a broker non-vote. Broker non-votes will be counted for the purpose of determining the presence of a quorum.

A broker non-vote on Proposals 2 and 3 would have the same effect as a vote against these proposals, because passage requires the affirmative vote by holders of a majority of the outstanding shares of common stock.

A broker non-vote would have no effect on the outcome of Proposal 1 or Proposal 4 as only a plurality of votes cast is required to elect a Director and a majority of the votes cast is required to approve our 2006 Long-Term Equity Compensation Plan.

Q: Who will count the vote?

A: Representatives of Mellon Investor Services LLC, our transfer agent, will serve as the Inspector of Elections and count the votes.

Q: Is voting confidential?

A: We keep all the proxies, ballots and voting tabulations private as a matter of practice. We let only our Inspector of Elections (Mellon Investor Services LLC) examine these documents. We will not disclose your vote to our management unless it is necessary to meet legal requirements. We will forward to management, however, any written comments that you make on the proxy card or elsewhere.

Q: Who pays the costs of soliciting proxies for the Annual Meeting?

A: We will pay all the costs of soliciting these proxies. Although we are mailing these proxy materials, our officers and employees may also solicit proxies by telephone, by fax, via the Internet or other electronic means of communication, or in person. No additional compensation will be paid to officers or employees for their assistance in soliciting proxies. We will reimburse banks, brokers, nominees and other fiduciaries for the expenses they incur in forwarding the proxy materials to you. W. F. Doring & Co., Inc. may help solicit proxies for an approximate cost of $5,000 plus reasonable expenses.

Q: I receive multiple copies of the Proxy Statement and Annual Report on Form 10-K, and other documents from Cray. Can I reduce the number of copies that I receive?

A: Yes, if you own shares through a brokerage firm, bank or other nominee.

Householding, a process that reduces the number of copies of the annual meeting materials and other correspondence you receive through us, has been implemented for shareholders who share the same last name and address and hold shares in "street name," where the shares are held through the same brokerage firm, bank or other nominee. This has saved us sending over 7,500 additional copies this year. If you hold your shares in street name and would like to start, or stop, householding, please call 1-800-542-1061 and provide the name of your broker, bank or other nominee and your account number(s).

We will deliver promptly upon written or oral request a separate copy of the annual meeting materials to a shareholder at a shared address to which a single copy of such materials had been delivered.

Q: As a registered shareholder, can I view future proxy statements, annual reports and other documents over the Internet, and not receive any hard copies through the mail?

A: Yes. If you wish to elect to view future proxy statements, annual reports and other documents only over the Internet, please visit the Mellon Investor Service Direct web page, *www.melloninvestor.com/isd/*, and follow the instructions for establishing a personal identification number and obtaining your documents electronically. Your election to view these documents over the Internet will remain in effect until you revoke it. Please be aware that if you choose to access these materials over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible.

Q: Whom should I call if I have any questions?

A: If you have any questions about the Annual Meeting or voting, or your ownership of our common stock, please contact Kenneth W. Johnson, our Corporate Secretary, at (206) 701-2000. Mr. Johnson's email address is *ken@cray.com*.

OUR COMMON STOCK OWNERSHIP

The following table shows, as of April 17, 2006, the number of shares of our common stock beneficially owned by the following persons: (a) all persons we know to be beneficial owners of at least 5% of our common stock, (b) our directors, (c) the executive officers named in the Summary Compensation Table and (d) all directors and executive officers as a group. As of April 17, 2006, there were 91,750,299 shares of our common stock outstanding.

Name and Address* (1)	Common Shares Owned	Options or Warrants Exercisable Within 60 Days	Total Beneficial Ownership	Percentage
5% Shareholders				
Terren S. Peizer(2) 11111 Santa Monica Blvd., #650 Los Angeles, CA 90025	0	5,157,198	5,157,198	5.32%
Wells Fargo & Company(3) 420 Montgomery Street San Francisco, CA 94104	10,319,173	200,000	10,519,173	11.44%
Independent Directors				
John B. Jones, Jr.	7,800	48,333	56,133	**
Kenneth W. Kennedy, Jr.	1,292	117,500	118,792	**
Stephen C. Kiely	30,000	129,000	159,000	**
Frank L. Lederman	0	60,000	60,000	**
Sally G. Narodick	5,000	50,000	55,000	**
Daniel C. Regis	10,000	50,001	60,001	**
Stephen C. Richards	25,000	50,000	75,000	**
Named Executives				
Peter J. Ungaro(4)	642,436	1,600,000	2,242,436	2.40%
James E. Rottsolk(5)	161,127	860,000	1,021,127	1.10%
Brian C. Henry(4)	350,000	500,000	850,000	**
Margaret A. Williams(4)	358,734	300,000	658,734	**
Steven L. Scott	2,179	525,773	527,952	**
Kenneth W. Johnson(4)(6)	193,775	530,200	723,925	**
Burton J. Smith	205,275	0	205,275	**
All directors and executive officers as a group (16 persons)(4)	2,177,768	5,098,728	7,276,496	7.51%

* Unless otherwise indicated, all addresses are c/o Cray Inc., 411 First Avenue South, Suite 600, Seattle, WA 98104-2860.

** Less than 1%

(1) This table is based upon information supplied by the named executive officers, directors and 5% shareholders, including filings with the Securities and Exchange Commission (the "SEC"). Unless otherwise indicated in these notes and subject to community property laws where applicable, each of the listed shareholders has sole voting and investment power with respect to the shares shown as beneficially owned by such shareholder. The number of shares and percentage of beneficial ownership includes shares of common stock issuable pursuant to stock options and warrants held by the person or group in question, which may be exercised or converted on April 17, 2006, or within 60 days thereafter.

(2) Mr. Peizer has sole voting and dispositive powers regarding the shares of common stock underlying certain warrants, which are held of record by Laphroig LLC (warrants for 4,882,438 shares) and Chinaco LLC (warrants for 256,970 shares).

(3) The information under the column "Common Shares Owned" is based on a Schedule 13G filed with the SEC on February 15, 2006, regarding ownership as of December 31, 2005. In that Schedule 13G, Wells Fargo & Company, as parent company, reported sole voting power over 10,078,142 shares and sole dispositive power over 10,319,173 shares, with one subsidiary, Wells Capital Management Incorporated, reporting sole voting power over 2,650,002 shares and sole dispositive power over 9,896,478 shares and another subsidiary, Wells Fargo Funds Management, LLC, reporting sole voting power over 7,428,140 shares and sole dispositive power over 422,695 shares. We have issued a common stock purchase warrant to Wells Fargo Foothill, Inc., which we believe is affiliated with the foregoing entities, covering 200,000 shares, which is not reflected on the Schedule 13G.

(4) The number of common shares shown for the indicated executive officers includes restricted shares which vest on June 30, 2007, and are forfeitable in certain circumstances, as follows: Mr. Ungaro — 600,000 shares, Mr. Henry — 350,000 shares, Ms. Williams — 350,000 shares, Mr. Johnson — 100,000 shares, and other executive officers — 150,000 shares.

(5) Mr. Rottsolk disclaims beneficial ownership of 5,871 shares for which he has voting and dispositive powers as custodian for his son under the Washington Uniform Gifts to Minors Act.

(6) Mr. Johnson disclaims beneficial ownership of 2,600 shares for which he has voting and dispositive powers as a trustee of trusts for the benefit of his children, 100 shares owned by his wife and 500 shares owned by a child.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires that our directors, executive officers and greater-than-10% shareholders file reports with the SEC on their initial beneficial ownership of our common stock and any subsequent changes. They must also provide us with copies of the reports.

We are required to tell you in this Proxy Statement if we know about any failure to report as required. We reviewed copies of all reports furnished to us and obtained written representations that no other reports were required. Based on this, we believe that all of these reporting persons complied with their filing requirements for 2005.

CORPORATE GOVERNANCE

The goals of our Board of Directors are to build long-term value for our shareholders and to assure our vitality for our customers, employees and others that depend on us. Our Board has adopted and follows corporate governance practices that our Board and our senior management believe promote these purposes, are sound and represent best practices. To this end we have adopted charters for each of our Board committees, guidelines for our corporate governance and a Code of Business Conduct that applies to all of our directors, officers and employees. We periodically review these governance practices against requirements of the SEC, the listing standards of the Nasdaq National Market System ("Nasdaq"), the laws of the State of Washington and practices suggested by recognized corporate governance authorities.

The Board of Directors

The Board of Directors oversees our business and affairs and monitors the performance of management. In accordance with corporate governance principles, the Board does not involve itself in day-to-day operations. The directors keep themselves informed through discussions with the Chief Executive Officer, other key executives and our principal external advisers (legal counsel and outside auditors), by reading the reports and other materials that we send them regularly and by participating in Board and committee meetings.

Currently our Board has eight members. The Board has determined that seven directors, identified on the Common Stock Ownership table above, meet the Nasdaq National Market System standards for independence. Only independent directors serve on our Audit, Compensation and Corporate Governance Committees.

The Board met ten times and the Board standing committees held a total of 35 meetings during 2005. Each director attended at least 95% of the meetings of the Board and relevant standing committees on which such director served. The average attendance for all directors at Board and standing committee meetings was over 98%.

The Committees of the Board

The Board has established an Audit Committee, a Compensation Committee and a Corporate Governance Committee as standing committees of the Board. None of the Directors who serve as members of these committees is, or has ever been, one of our employees.

Audit Committee. The current members of the Audit Committee are: Daniel C. Regis (Chair), Sally G. Narodick and Stephen C. Richards. The Audit Committee and the Board have determined that each member of the Audit Committee is "independent," as that term is defined in SEC and Nasdaq National Market rules and regulations, and that Mr. Regis is an "audit committee financial expert," as that term is defined in SEC regulations. The Audit Committee had 25 meetings during 2005. The Audit Committee assists the Board of Directors in fulfilling its responsibility for oversight of:

- the quality and integrity of our accounting and financial reporting processes and the audits of our financial statements,
- the qualifications and independence of the public auditing firm engaged to issue an audit report on our financial statements,
- the performance of our systems of internal controls, disclosure controls and internal audit functions, and
- our procedures for legal and regulatory compliance, risk assessment and business conduct standards.

The Audit Committee is directly and solely responsible for appointing, determining the compensation payable to, overseeing, terminating and replacing any independent auditor engaged by us for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us.

The Audit Committee charter and the Code of Business Conduct are available on our web site: *www.cray.com* under *"Investors — Corporate Governance — Committee Charters" and "— Governance Documents,"* respectively. The report of the Audit Committee regarding its review of the financial statements and other matters is set forth below on page 29.

Compensation Committee. The current members of the Compensation Committee are: Frank L. Lederman (Chair), John B. Jones, Jr., Kenneth W. Kennedy, Jr., Stephen C. Kiely and Stephen C. Richards (who joined the Committee in October 2005). The Compensation Committee and the Board have determined that each member of the Compensation Committee is "independent," as that term is defined in Nasdaq rules and regulations. The Compensation Committee held seven meetings in 2005. The Compensation Committee assists the Board of Directors in fulfilling its responsibilities for the oversight of:

- our compensation policies, plans and benefit programs,
- the compensation of the chief executive officer and other executive officers, and
- the administration of our equity compensation plans.

Our compensation policies, plans and programs are designed to attract and retain the best personnel to allow us to achieve our goals and maintain our competitive posture. We seek to foster an environment that rewards superior performance and aligns the interests of our employees to the long-term interests of our shareholders through equity incentives. The Compensation Committee has the authority to determine the compensation of our executive officers other than the Chief Executive Officer. The Board (acting in executive session without the presence of the Chief Executive Officer) determines the compensation of the Chief Executive Officer based on the recommendation of the Committee.

The Compensation Committee adopted a charter that has been approved by the Board of Directors. The Compensation Committee charter is available on our web site: *www.cray.com* under *"Investors — Corporate Governance — Committee Charters."* Each year, the Compensation Committee reports to you on executive compensation. The Compensation Committee's Report on Executive Compensation for 2005 is set forth below beginning on page 18.

Corporate Governance Committee. The current members of the Corporate Governance Committee are: Stephen C. Kiely (Chair), Frank L. Lederman and Daniel C. Regis. The Corporate Governance Committee and the Board have determined that each member of the Corporate Governance Committee is "independent," as that term is defined in Nasdaq National Market rules and regulations. The Corporate Governance Committee held three meetings in 2005. The Corporate Governance Committee has the responsibility to:

- develop and recommend to the Board a set of corporate governance principles,
- recommend qualified individuals to the Board for nomination as directors,
- lead the Board in its annual review of the Board's performance, and
- recommend directors to the Board for appointment to Board committees.

The Corporate Governance Committee has adopted a charter and Corporate Governance Guidelines, both of which have been approved by the Board of Directors. The Corporate Governance Committee charter and the Corporate Governance Guidelines are available on our web site: *www.cray.com* under *"Investors-Corporate Governance — Committee Charters" and "— Governance Documents,"* respectively.

From time to time, the Board establishes other committees on an ad-hoc basis to assist in its oversight responsibilities.

Lead Director; Chairman of the Board

In January 2005 the Board appointed Stephen C. Kiely as Lead Director; in August 2005 Mr. Kiely was appointed as Chairman of the Board, a non-executive position. As Lead Director and as Chairman, Mr. Kiely consults with Mr. Ungaro, as Chief Executive Officer, regarding agenda items for Board meetings; chairs executive sessions of the Board's independent directors; communicates concerns of the independent directors to the Chief Executive Officer; and performs such other duties as the Board deems appropriate.

Shareholder Communications, Director Candidate Recommendations and Nominations and Other Shareholder Proposals

Communications. The Corporate Governance Committee has established a procedure for our shareholders to communicate with the Board. Communications should be in writing, addressed to: Corporate Secretary, Cray Inc., 411 First Avenue South, Suite 600, Seattle, WA 98104-2860, and marked to the attention of the Board or any of its individual committees or the Chairman of the Board. Copies of all communications so addressed will be promptly forwarded to the chairman of the committee involved, in the case of the communications addressed to the Board as a whole, to the Corporate Governance Committee or, if addressed to the Chairman, to the Chairman of the Board.

Director Candidates. The criteria for Board membership as adopted by the Board include a person's integrity, knowledge, judgment, skills, expertise, collegiality, diversity of experience and other time commitments (including positions on other company boards) in the context of the then-current composition of the Board. The Corporate Governance Committee is responsible for assessing the appropriate balance of skills brought to the Board by its members, and ensuring that an appropriate mix of specialized knowledge (e.g., financial, industry or technology) is represented on the Board.

Once the Corporate Governance Committee has identified a potential director nominee, the Committee in consultation with the Chief Executive Officer evaluates the prospective nominee against the specific criteria that the Board has established and as set forth in our Corporate Governance Guidelines. If the Corporate

Governance Committee determines to proceed with further consideration, then members of the Corporate Governance Committee, the Chief Executive Officer and other members of the Board, as appropriate, interview the prospective nominee. After completing this evaluation and interview, the Corporate Governance Committee makes a recommendation to the full Board, which makes the final determination whether to elect the new director.

The Corporate Governance Committee will consider candidates for director recommended by shareholders and will evaluate those candidates using the criteria set forth above. Shareholders should accompany their recommendations by a sufficiently detailed description of the candidate's background and qualifications to allow the Corporate Governance Committee to evaluate the candidate in light of the criteria described above, a document signed by the candidate indicating his or her willingness to serve if elected and evidence of the nominating shareholder's ownership of our common stock. Such recommendation and documents should be submitted in writing to: Corporate Secretary, Cray Inc., 411 First Avenue South, Suite 600, Seattle, WA 98104-2860, marked to the attention of the Corporate Governance Committee.

In addition, our Bylaws permit shareholders to nominate directors at a shareholders' meeting. In order to nominate a director at a shareholders' meeting, you must notify us not fewer than 60 nor more than 90 days in advance of the meeting or, if later, by the 10th business day following the first public announcement of the meeting. In addition, the proposal must contain the information required in our Bylaws for director nominations, including:

- your name and address,
- the number of shares of our common stock which you own and when you acquired them,
- a representation that you intend to appear at the meeting, in person or by proxy,
- each nominee's name, age, address and principal occupation or employment,
- all information concerning the nominee that must be disclosed about nominees in proxy solicitations under the SEC proxy rules, and
- each nominee's executed consent to serve as a director if so elected.

The Chairman of the Board, in his discretion, may determine that a proposed nomination was not made in accordance with the required procedures and, if so, disregard the nomination.

Shareholder Proposals. In order for a shareholder proposal to be considered for inclusion in our proxy statement for the 2007 Annual Meeting, we must receive the written proposal no later than December 31, 2006. Such proposals also must comply with SEC regulations regarding the inclusion of shareholder proposals in company-sponsored proxy materials.

In order for a shareholder proposal to be raised from the floor during the 2006 Annual Meeting, written notice of the proposal must be received by us not less than 60 nor more than 90 days prior to the meeting or, if later, by the 10th business day following the first public announcement of the meeting. The proposal must also contain the information required in our Bylaws for shareholder proposals, including:

- a brief description of the business you wish to bring before the meeting, the reasons for conducting such business and the language of the proposal,
- your name and address,
- the number of shares of our common stock which you own and when you acquired them,
- a representation that you intend to appear at the meeting, in person or by proxy, and
- any material interest you have in the business to be brought before the meeting.

The Chairman of the Board, if the facts so warrant, may direct that any business was not properly brought before the meeting in accordance with our Bylaws.

If you wish to obtain a free copy of our Bylaws, please contact Kenneth W. Johnson, Corporate Secretary, Cray Inc., 411 First Avenue South, Suite 600, Seattle, WA 98104-2860. The Bylaws are available on our web site: *www.cray.com* under *"Investors — Corporate Governance — Governance Documents."*

How We Compensate Directors

Cash. Each non-employee Director receives an annual retainer of $10,000, paid quarterly, and a fee of $2,500 for each meeting of the Board attended in person or $1,000 ($1,500 beginning April 1, 2006) if attended telephonically. The Chairman of the Board receives an annual fee of $4,000, paid quarterly. The Audit Committee chair receives an annual fee of $6,000, paid quarterly. The chairs of the Compensation Committee and the Corporate Governance Committee each receive an annual fee of $2,000, paid quarterly, and each director receives a fee of $1,000 ($2,000 beginning April 1, 2006) for each committee meeting attended, whether in person or telephonically. When the Board creates committees other than the standing committees identified above, the Board determines whether to extend the same committee fee structure to the members of such committees. We reimburse all expenses related to participation in meetings of the shareholders, Board and committees.

Equity Awards. Each non-employee director, upon his or her first election to the Board, is granted an option for 20,000 shares, vesting immediately, and with an exercise price equal to the fair market value of our common stock on the date of such first election. Prior to 2005, each non-employee director, on the date of the Annual Meeting, was granted a non-qualified option for 20,000 shares of our common stock, vesting monthly over the next twelve months and with an exercise price equal to the fair market value of our common stock on the date of the Annual Meeting. If a non-employee director joined the Board during a term, he or she received a pro-rata portion of the options for 20,000 shares. In 2005, non-employee directors received options for 20,000 shares that were laddered in installments of 5,000 shares each with per share exercise prices of $2.00, $2.50, $3.00 and $3.50 each when the per share fair market value of our common stock was $1.47; these options vested in full on December 31, 2005.

Commencing with the Annual Meeting in 2006, we plan to grant to each continuing non-employee director elected by the shareholders restricted shares of common stock with a value equal to that director's fees earned in the previous fiscal year, including annual retainer, fees for chairing the Board and Board committees and for Board and committee attendance. The per share value of shares granted will be determined by using the fair market value of our common stock on the date of such election. One-half of the shares will be restricted against sale or transfer for a period of one year from date of grant; the balance will be restricted against sale or transfer for a period of two years from the date of grant. The non-employee directors may vote and receive dividends on the restricted shares while the restrictions remain in place. If a non-employee director resigns from the Board without the prior approval of the Corporate Governance Committee while the restrictions are in place, the non-employee director forfeits the shares so restricted. Implementation of this policy is subject to shareholder approval of the 2006 Long-Term Equity Compensation Plan. If the shareholders do not approve that Plan, then we will grant stock options to non-employee directors pursuant to our current practice.

The Board has established stock ownership guidelines pursuant to which, no later than two years after receiving restricted shares under the new plan, non-employee directors should hold shares of common stock with at least a value, based on acquisition cost, equal to one-year's Board retainer and Board attendance fees.

We do not compensate employee directors for their service on the Board.

Under the arrangements described above, our directors earned the following amounts for 2005: Daniel J. Evans (prior to his retirement from the Board) — $5,000; John B. Jones, Jr. — $40,500; Kenneth W. Kennedy, Jr. — $38,500; Stephen C. Kiely — $45,500; Frank L. Lederman — $44,000; Sally G. Narodick — $53,000; Daniel C. Regis — $65,500 and Stephen C. Richards — $53,000. Each director, other than Mr. Evans, received stock options for 20,000 shares, that were laddered in installments of 5,000 shares each with per share exercise prices of $2.00, $2.50, $3.00 and $3.50, respectively; these options vested in full on December 31, 2005.

Director Attendance at Annual Meetings

We encourage but do not require our directors to attend the Annual Meeting of Shareholders. Although we usually schedule a regular Board meeting on the morning before the Annual Meeting, we were not able to schedule a Board meeting on the date of the rescheduled 2006 Annual Meeting. All of our directors attended the 2005 Annual Meeting.

The Executive Officers

How We Compensate Executive Officers

The tables and text on this and the following pages describe the salaries, bonuses and other compensation paid during the last three years, options granted in 2005, option values as of year-end 2005 and option repricings, as applicable, for both individuals who served as our President and Chief Executive Officer in 2005, our next four most highly compensated executive officers who were serving as executive officers at the end of 2005 and one individual who would have been one of our four most highly compensated executive officers but for the fact he was not serving as an executive officer at the end of 2005.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation		
Name and Principal Position	Fiscal Year	Salary	Bonus(1)	Other Annual Compensation	Restricted Stock Awards(2)	Securities Underlying Options	All Other Compen-sation(3)
Peter J. Ungaro(4)	2005	$264,262	$413,754		$846,000	700,000	$ 2,543
Chief Executive Officer and	2004	$283,333				400,000	$ 3,759
President	2003	$100,480	$319,680		$180,000	500,000	$ 315
James E. Rottsolk(5)	2005	$339,333				200,000	$662,530
Chief Executive Officer and	2004	$350,000				200,000	$ 7,658
President	2003	$337,500	$263,813		$131,245		$ 8,106
Brian C. Henry(6) Executive Vice President and Chief Financial Officer	2005	$168,641	$281,250		$493,500	500,000	$ 2,292
Margaret A. Williams(7) Senior Vice President	2005	$182,231	$125,000		$493,500	100,000	$ 1,465
Steven L. Scott(8)	2005	$258,215	$125,000			400,000	$ 2,662
Senior Vice President and	2004	$214,400				75,000	$ 3,756
Chief Technology Officer	2003	$211,667	$ 64,200				$ 3,625
Kenneth W. Johnson(9)	2005	$219,076	$ 25,000		$141,000	316,700	$ 5,907
Senior Vice President and	2004	$220,000	$ 30,000			50,000	$ 7,713
General Counsel	2003	$217,500	$ 88,440		$ 43,995		$ 8,327
Burton J. Smith(10)	2005	$256,115	$ 750			100,000	$ 5,527
Chief Scientist	2004	$250,000				100,000	$ 6,338
	2003	$246,500	$100,500		$ 49,996		$ 8,169

(1) Bonuses are shown for the year earned. If the bonuses were not paid during the year, they were paid in the following calendar year.

(2) In 2005 we granted shares of restricted stock to the named executive officers as follows: Mr. Ungaro — 600,000 shares; Mr. Henry — 350,000 shares; Ms. Williams — 350,000 shares; and Mr. Johnson — 100,000 shares. All such shares vest on June 30, 2007, and are forfeitable if before such date the officer is discharged with cause or resigns without good reason, as such terms are defined in the restrictive stock agreements. If we were to pay dividends on our common stock, the holders of the restricted shares would be eligible to receive such dividends. The values shown in the above table are based on the closing price of $1.41 per share for our common stock on the date of grant, December 20, 2005, as reported by Nasdaq. The restricted shares granted in 2005 are the only restricted shares currently owned by the named executive officers. As of December 31, 2005, these shares had the following values, based on the

closing price of our common stock of $1.33 per share on December 30, 2005, the last trading day of the year, as reported by Nasdaq: Mr. Ungaro — $798,000; Mr. Henry — $465,500; Ms. Williams — $465,000, and Mr. Johnson — $133,000.

(3) "All Other Compensation" for 2005 includes premiums for group term life insurance policies (Mr. Ungaro — $486, Mr. Rottsolk — $3,564, Mr. Henry — $542, Ms. Williams — $540, Mr. Scott — $477, Mr. Johnson — $3,434, and Mr. Smith — $3,416) and our matching contributions under our 401(k) Plan (Mr. Ungaro — $2,057, Mr. Rottsolk — $2,716, Mr. Henry — $1,750, Ms. Williams — $925, Mr. Scott — $2,185, Mr. Johnson — $2,473, and Mr. Smith — $2,111).

(4) Mr. Ungaro joined us in August 2003. The amount shown as "Bonus" for 2003 includes a one-time hiring bonus of $250,000. On March 7, 2005, Mr. Ungaro was appointed President. In connection with his appointment as President, he received a one-time appointment bonus of $300,000 that in part was in lieu of a payment under a 2004 special incentive plan based on product revenue and gross margin. We had accrued $88,647 for payment of such 2004 bonus. On August 8, 2005, Mr. Ungaro was named Chief Executive Officer. The amount shown under "Bonus" for 2005 includes an override bonus based on gross margin pursuant to our March 2005 agreement with Mr. Ungaro.

(5) Mr. Rottsolk was President until March 7, 2005, and Chief Executive Officer until August 8, 2005. He remained an employee until January 1, 2006. The amount shown under "All Other Compensation" includes the amount of $656,250 which is payable to Mr. Rottsolk under our Executive Severance Policy. This amount is being paid in bi-weekly payments from January 2006 through December 31, 2007.

(6) Mr. Henry joined us as Chief Financial Officer in May 2005. Mr. Henry earned a bonus for 2005 for the accomplishment of certain goals specified in his offer letter. The amount shown as "Bonus" for 2005 also includes a one-time hiring bonus of $200,000, which vests monthly and will vest in full in May 2006; Mr. Henry agreed to repay the unvested portion of this bonus if he leaves before May 2006.

(7) Ms. Williams joined us as a Senior Vice President in April 2005. The amount shown as "Bonus" for 2005 was a one-time hiring bonus which she has agreed to repay to us if she leaves before April 2006.

(8) Mr. Scott was appointed as Senior Vice President in October 2005. He previously served as an employee from 1992 through mid-July 2005, and rejoined us in September 2005. The amount shown as "Bonus" for 2005 was a one-time hiring bonus, of which $63,000 was paid in September 2005 and $62,000 was paid in March 2006, which Mr. Scott has agreed to repay to us if he leaves before September 2007.

(9) From November 2004 to May 2005, Mr. Johnson also served as our Chief Financial Officer, and the amounts shown under "Bonus" for 2004 and 2005 were for his contributions for accepting this position on an interim basis in addition to his other responsibilities. Of the options shown as granted to Mr. Johnson in 2005, 216,700 were outstanding options that were repriced. See the tables below titled "Option Grants in 2005" and "Ten-Year Option Repricings."

(10) Mr. Smith resigned as an officer and employee effective December 7, 2005. The amount shown under "Bonus" includes payments to Mr. Smith for issued patents under a policy available to all employees.

Option Grants in 2005

The following table provides information on option grants in 2005 to each of the executive officers named in the Summary Compensation Table. All options were granted at or above the fair market value of our common stock on the date of grant.

Name	Number of Securities Underlying Options Granted(1)	% of Total Options Granted to Employees in Fiscal Year(2)	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term 5% (6)	10% (6)
Peter J. Ungaro	175,000(3)	2.74%	$2.00	5/11/15	$ 69,032	$ 317,240
	175,000(3)	2.74%	$2.50	5/11/15		$ 229,740
	175,000(3)	2.74%	$3.00	5/11/15		$ 142,240
	175,000(3)	2.74%	$3.50	5/11/15		$ 54,740
James E. Rottsolk(7)	50,000(3)	0.78%	$2.00	5/11/15	$ 19,723	$ 90,640
	50,000(3)	0.78%	$2.50	5/11/15		$ 65,640
	50,000(3)	0.78%	$3.00	5/11/15		$ 40,640
	50,000(3)	0.78%	$3.50	5/11/15		$ 15,640
Brian C. Henry	500,000	7.83%	$1.48	5/23/15	$465,379	$1,179,368
Margaret A. Williams	50,000(4)	0.78%	$2.08	4/27/15	$ 65,405	$ 165,749
	50,000(4)	0.78%	$2.50	4/27/15	$ 44,405	$ 144,749
	50,000(4)	0.78%	$2.91	4/27/15	$ 23,905	$ 124,249
	50,000(4)	0.78%	$3.33	4/27/15	$ 2,905	$ 103,249
	25,000(3)	0.39%	$2.00	5/11/15	$ 9,862	$ 45,320
	25,000(3)	0.39%	$2.50	5/11/15		$ 32,820
	25,000(3)	0.39%	$3.00	5/11/15		$ 20,320
	25,000(3)	0.39%	$3.50	5/11/15		$ 7,820
Steven L. Scott	25,000(3)	0.39%	$2.00	5/11/15	$ 9,862	$ 45,320
	25,000(3)	0.39%	$2.50	5/11/15		$ 32,820
	25,000(3)	0.39%	$3.00	5/11/15		$ 20,320
	25,000(3)	0.39%	$3.50	5/11/15		$ 7,820
	300,000	4.70%	$0.95	9/26/15	$179,422	$ 454,694
Kenneth W. Johnson.....	25,000(3)	0.39%	$2.00	5/11/15	$ 9,862	$ 45,320
	25,000(3)	0.39%	$2.50	5/11/15		$ 32,820
	25,000(3)	0.39%	$3.00	5/11/15		$ 20,320
	25,000(3)	0.39%	$3.50	5/11/15		$ 7,820
	29,200(5)	0.46%	$1.49	2/03/09	$ 9,376	$ 19,409
	70,000(5)	1.10%	$1.49	2/01/10	$ 28,816	$ 63,676
	117,500(5)	1.84%	$1.49	8/26/12	$ 71,273	$ 166,097
Burton J. Smith(8)	25,000(3)	0.39%	$2.00	5/11/15	$ 9,862	$ 45,320
	25,000(3)	0.39%	$2.50	5/11/15		$ 32,820
	25,000(3)	0.39%	$3.00	5/11/15		$ 20,320
	25,000(3)	0.39%	$3.50	5/11/15		$ 7,820

(1) The options listed above became vested in full on or before December 31, 2005. All of the executive officers' options will expire ten years from the date of grant or, if earlier, upon a specified time after employment terminates.

(2) We granted options, including repriced options, for an aggregate of 6,388,530 shares to employees in 2005.

(3) On the date these options were granted, the fair market value of our common stock was $1.47 per share.

(4) On the date these options were granted, the fair market value of our common stock was $2.08 per share.

(5) These options, covering an aggregate of 216,700 shares, shown as granted to Mr. Johnson with a per share exercise price of $1.49, were outstanding options that were repriced to the current fair value of our common stock on December 20, 2005, the date of repricing. The terms of these options, other than the exercise price, were not changed.

(6) The amounts reported in the last two columns represent hypothetical values that the executive officers could realize upon exercise of the options immediately before the expiration of their terms, assuming the specified compounded rates of appreciation of the price of our common stock over the term of the options. We have calculated these numbers based on the rules of the SEC and they do not represent our estimate of future price growth of our common stock. Our common stock may not achieve the rates of appreciation assumed in this table, and the executive officers may not receive the amounts reflected in this table. This table does not take into account any appreciation in the price of our common stock from the date of grant to the current date. Values shown are net of the option exercise price but do not include deductions for taxes or other expenses associated with the exercise.

(7) Mr. Rottsolk was President until March 7, 2005, and Chief Executive Officer until August 8, 2005. He remained an employee until January 1, 2006. Mr. Rottsolk's options, if not exercised, expire on December 31, 2007.

(8) Mr. Smith resigned as an officer and employee effective December 7, 2005, and these options terminated as of that date.

Aggregated Option Values as of Year-End 2005

The following table provides information, with respect to each of the executive officers named in the Summary Compensation Table, regarding the value of unexercised options held by them at December 31, 2005, less the applicable option exercise price but without any deduction for applicable taxes. Actual gains, if any, will depend on the value of our common stock on the date of any sale of the underlying common stock. No named executive officer exercised any stock options in 2005. All options held by the named executive officers vested in full on or before December 31, 2005.

	Shares Underlying Unexercised Options at December 31, 2005		Value of Unexercised In-the-Money Options at December 31, 2005(1)	
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Peter J. Ungaro	1,600,000	0	$ 0	$0
James E. Rottsolk(2)	1,754,000	0	$ 0	$0
Brian C. Henry	500,000	0	$ 0	$0
Margaret A. Williams	300,000	0	$ 0	$0
Steven L. Scott	525,773	0	$113,700	$0
Kenneth W. Johnson	530,200	0	$ 0	$0
Burton J. Smith(3)	1,076,000	0	$ 0	$0

(1) "In-the-money" stock options are options for which the exercise price is less than the market price of the underlying stock on a particular date. On December 30, 2005, the last trading date of the year, the closing per share price of our common stock on the Nasdaq National Market System was $1.33.

(2) Of Mr. Rottsolk's options, a total of 894,000 expired on January 10, 2006, following his termination of employment. His remaining options, if not exercised, expire on December 31, 2007.

(3) Mr. Smith's options expired on March 7, 2006.

Ten-Year Option Repricings

In connection with a broad grant of stock options and restricted stock to employees, including executive officers, on December 20, 2005, we repriced an aggregate of 1,274,260 outstanding stock options previously granted under plans that permitted repricings, including the options described below to individuals who are, or who received these stock options when they were, executive officers. Other than lowering the exercise price, we made no other change to any of the option terms. This is the only time we have repriced outstanding stock options.

Name	Date	Securities Underlying Number of Options Repriced	Market Price of Common Stock at Time of Repricing	Exercise Price at Time of Repricing	New Exercise Price	Length of Original Option Term Remaining at Date of Repricing
Kenneth W. Johnson	12/20/05	70,000	$1.49	$7.84	$1.49	4.1 years
Senior Vice President	12/20/05	29,200	$1.49	$6.13	$1.49	3.1 years
and General Counsel	12/20/05	117,500	$1.49	$3.95	$1.49	6.7 years
Christopher Jehn........	12/20/05	32,293	$1.49	$3.95	$1.49	6.7 years
Vice President						
David R. Kiefer.........	12/20/05	75,000	$1.49	$5.00	$1.49	5.5 years
Senior Vice President	12/20/05	100,000	$1.49	$3.95	$1.49	6.7 years

The report of our Compensation Committee on the repricing of stock options is contained in its Report on Executive Compensation for 2005 set forth below beginning on page 18.

Equity Compensation Plan Information

The following table provides information as of December 31, 2005, with respect to compensation plans under which shares of our common stock are authorized for issuance, including plans previously approved by our shareholders and plans not previously approved by our shareholders.

Plan Category	Number of Shares of Common Stock to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares of Common Stock Available for Future Issuance Under Equity Compensation Plans (excluding shares reflected in 1st column)
Equity compensation plans approved by shareholders(1)...	13,485,363	$4.72	2,263,468
Equity compensation plans not approved by shareholders(2)...	4,515,217	$2.41	100,070
Total	18,000,580	$4.14	2,363,538

(1) The shareholders approved our 1988, 1995 Independent Director, 1995, 1999 and 2003 stock option plans, our 2004 long-term equity compensation plan and our 2001 employee stock purchase plan; the 1988, the 1995 Independent Director and the 1995 stock option plans have been terminated and no more options may be granted under those plans. Pursuant to these stock option plans, incentive and nonqualified options may be granted to employees, officers, directors, agents and consultants with exercise prices at least equal to the fair market value of the underlying common stock at the time of grant. While the Board may grant options with varying vesting periods under these plans, most options granted to employees vest over 4 years, with 25% of the options vesting after one year and the remaining options vesting monthly over the next three years, and most option grants to non-employee directors vest monthly over the twelve months after grant. On March 21, 2005, the vesting of all employee stock options with per share exercise prices of $2.36 or higher was accelerated, and on May 11, 2005, the vesting of all employee stock options with per share exercise prices of $1.47 or higher was accelerated; the vesting of stock options granted to non-employee directors and contractors was not accelerated. Most options granted in 2005 vested in full on or before December 31, 2005. Under the 2004 long-term equity compensation plan,

the Board may grant restricted and performance stock grants in addition to incentive and nonqualified stock options. Under these option and equity compensation plans approved by shareholders under which we may grant stock options, an aggregate of 113,599 shares remained available for grant as of December 31, 2005; we may grant restricted stock and stock bonuses only under the 2004 long-term equity compensation plan; as of December 31, 2005, only 9,023 shares remained available for grant under the 2004 long-term equity compensation plan.

Under the 2001 employee stock purchase plan, all employees are eligible to participate and through December 15, 2005, had the right to purchase shares in three-month offering periods at the lesser of (a) 85% of the fair market value of the common stock at the beginning of each offering period or (b) 100% of the fair market value of the common stock at the end of each offering period. Effective December 16, 2005, the pricing formula was changed to 95% of the fair market value of our common stock at the end of each offering period. The 2001 employee stock purchase plan covers a total of 4,000,000 shares; at December 31, 2005, we had issued a total of 1,850,131 shares under the 2001 plan and had a total of 2,149,869 shares available for future issuance. The first two columns do not include the shares available under the 2001 employee stock purchase plan for the offering period that spans December 31, 2005, as neither the number of shares to be issued in that offering period nor the offering price were then determinable.

(2) The shareholders did not approve the 2000 non-executive employee stock option plan. Under the 2000 non-executive employee stock option plan approved by the Board of Directors on March 30, 2000, an aggregate of 6,000,000 shares pursuant to non-qualified options could be issued to employees, agents and consultants but not to officers or directors. Otherwise, the 2000 non-executive employee stock option plan is similar to the stock option plans described in footnote (1) above. At December 31, 2005, under the 2000 non-executive employee stock plan we had options for 3,658,030 shares outstanding and 100,070 options available for grant.

On April 1, 2004, in connection with the acquisition of OctigaBay Systems Corporation, subsequently renamed Cray Canada Inc., we assumed that company's key employee stock option plan, including existing options. Options could be granted to Cray Canada employees, directors and consultants. Otherwise the Cray Canada key employee stock option plan is similar to the stock option plans described in footnote (1) above. Under the Cray Canada key employee stock option plan, we had 857,187 options outstanding as of December 31, 2005. On March 8, 2006, the Cray Canada plan was terminated. Although on December 31, 2005, we had 519,750 options available for grant to individuals eligible under that plan, we issued no options under the Cray Canada plan between that date and termination of the Cray Canada plan, and those shares are not included in third column above.

From time to time we have issued warrants as compensation to consultants and others for services without shareholder approval. As of December 31, 2005, we had no such warrants outstanding.

Management Agreements and Policies

Management Continuation Agreements. We have entered into Management Continuation Agreements with certain of our employees, including our current executive officers named in the Summary Compensation Table above. Pursuant to these agreements, each such officer or employee is eligible to receive, in the event that his or her employment is terminated within three years following a change of control, other than for just cause, death, disability, retirement or resignation other than for good reason, as such terms are defined in the agreement, an amount equal to two times his or her annual compensation, continuation of health benefits and group term life insurance for twenty-four months thereafter and the acceleration of vesting for all options held. If these severance payments were to constitute "excess parachute payments" for federal income tax purposes, we have agreed to pay any excise taxes due with respect to those "excess parachute payments," and any further excise taxes and federal and state income taxes due with respect to these additional payments, so that the employee receives the same after-tax compensation the employee would have received if no excise tax were imposed.

Under the Management Continuation Agreements, "annual compensation" means one year of base salary, at the highest base salary rate that was paid to the employee in the 12-month period prior to the date of his or her termination of employment, plus 100% of the annual bonus which the employee was eligible to receive in that 12-month period. A "change of control" includes a 50% or greater change in voting power immediately following a merger or an acquisition and certain changes in the composition of the Board of Directors during a thirty-six month period not initiated by our Board of Directors.

Executive Severance Policy. In October 2002 the Board adopted an Executive Severance Policy that covers our officers, including the executive officers named in the Summary Compensation Table. This policy primarily applies to terminations of employment without cause or resignations for good reason (as such terms are defined in the policy); this policy does not apply if the Management Continuation Agreements described above are applicable and does not apply to terminations due to death, disability or retirement. If applicable, this policy provides for continuation of base salary, exclusive of bonus, for varying periods except as discussed below. For the Chief Executive Officer, until March 7, 2005, the period was twelve months plus one month for each year of service as an officer up to a maximum of fifteen months; for senior vice presidents, the period is nine months plus one month for each year of service as an officer up to a maximum of twelve months; and for other vice presidents, the period is six months plus one month for each year of service as an officer up to a maximum of nine months. On March 7, 2005, the Board amended the Executive Severance Plan with respect to the salary portion of the severance payment to be paid to the Chief Executive Officer and the President. The Chief Executive Officer receives 100% of the total of the annual base salary and the executive bonus based on the target established by the Board for each year. The payment to the President is based on his total annual base salary, the executive bonus based on the target established by the Board for each year and an override bonus based on gross margin and the Board-approved plan for each year, with the President receiving 200% of such compensation if his employment was terminated before the end of March 2008 and 100% of such compensation thereafter. On August 8, 2005, in connection with Mr. Ungaro being appointed the Chief Executive Officer in addition to being the President, the Executive Severance Policy was amended to eliminate the separate severance payment to the Chief Executive Officer and to provide that the payment previously payable to the President was for the President and the Chief Executive Officer. This policy also provides for continued payment of our portion of medical, dental, vision and life insurance benefits, extension of a period to exercise stock options if permitted by the applicable option agreement and executive outplacement services. To receive these benefits the officer must provide us with a general release and continue to comply with his or her confidentiality and other agreements with us. Our obligations under this policy are unfunded and the Board has the express right to modify or terminate this policy at any time. The arrangements with Mr. Rottsolk in connection with his resignation effective January 1, 2006, were pursuant to the Executive Severance Policy as then in effect.

Compensation Agreements with Mr. Ungaro. On March 7, 2005, we entered into a letter agreement with Mr. Ungaro regarding his appointment as President. Under that agreement, Mr. Ungaro's annual base salary was increased to $350,000 effective March 1, 2005, he received a one-time appointment bonus of $300,000 that in part was in lieu of a payment under a 2004 special incentive plan based on product revenue and gross margin under which we had accrued $88,647 for payment of such 2004 bonus, he is eligible for an award of 75% of base salary under our executive bonus plan, and he is eligible to receive an override bonus based on our total gross margin, as the gross margin is reported in our public financial statements. The bonus is .0035 of the gross margin up to the gross margin target in the plan approved by the Board for such year, and .006 of gross margin in excess of such approved gross margin. The override bonus is to be paid quarterly, after filing of the applicable Reports on Forms 10-Q or 10-K with the SEC, with any true-up necessary in the payment for the fourth quarter of each fiscal year.

Retention Agreements. On December 20, 2005, our Board of Directors approved retention agreements with each of three executive officers: Peter J. Ungaro, President and Chief Executive Officer; Brian C. Henry, Executive Vice President and Chief Financial Officer; and Margaret A. Williams, Senior Vice President. The agreements provide that if the officer remains employed by us on December 31, 2006, and December 31, 2007, he or she will receive a retention bonus. The amount of the bonus is equal to, for 2006, 100% of the sum of the officer's base pay in 2006 plus target bonus assuming 100% of target is reached, and, for 2007, 50% of the sum of the officer's base pay in 2007 plus target bonus assuming 100% of target is reached. In the event the officer is terminated without cause or terminates with good reason, as such terms are defined in the agreement, Mr. Henry and Ms. Williams would receive payment under the retention agreement and, if applicable, a payment under our Executive Severance Policy, as then in effect; in such event Mr. Ungaro would receive the higher of the payment under the retention agreement or the Executive Severance Policy, but not payments under both. An officer would not receive a payment under the retention agreement if he or she were terminated for cause, died, retired, terminated employment for other than for good reason or because of disability, as such terms are defined in the retention agreement. If there were a change of control, the Board then would decide whether the retention agreements would be applicable in addition to the Management Continuation Agreements described above.

Compensation Committee Interlocks and Insider Participation

The current members of the Compensation Committee are Frank L. Lederman (chair), John B. Jones, Jr., Kenneth W. Kennedy, Jr. Stephen C. Kiely and Stephen C. Richards. No member of the Compensation Committee was an officer or employee of Cray Inc. or any of our subsidiaries in 2005 or formerly. In addition, none of our executive officers served on the board of directors or compensation committee of any entity whose executive officers included one of our directors.

Report on Executive Compensation for 2005 by the Compensation Committee

The Compensation Committee of the Board of Directors is responsible for reviewing and approving the compensation philosophy of Cray Inc. and its subsidiaries (together, the "Company") and for reviewing on a periodic basis the competitiveness of the Company's compensation plans and benefits programs to ensure that these plans and programs serve to attract and retain highly qualified employees, including executive officers, to motivate all employees to achieve the Company's business objectives and to align the interests of all employees with the long-term interests of the shareholders.

The Compensation Committee's membership and duties are described above under "Corporate Governance — The Board of Directors — The Committees of the Board — Compensation Committee."

Philosophy

The Company's compensation philosophy is to provide policies, plans and programs designed to attract and retain the best personnel at all levels to allow it to achieve its goals and maintain its competitive posture. The Company's executive officer compensation policies are founded on these same principles. Pursuant to this overall approach:

- Compensation is based on the level of job responsibility, individual performance and Company performance. As employees assume greater levels of responsibility, an increasing proportion of their pay is linked to Company performance and shareholder return.

- To attract and retain a highly skilled work force, the Company must remain competitive with the pay of other employers that compete with it for talent. In all markets the Company faces competition for its employees from many sources, often including technology companies with far greater resources. This competitive pressure has increased the need to improve overall compensation, even in the light of disappointing Company performance in the last two years. To provide stability, the Company has provided retention incentives where appropriate.

- The Company seeks to align the interests of its employees to the long-term interests of the shareholders through equity incentives, principally with stock options and on a more limited basis through restricted stock grants.

General Compensation Program

In furtherance of this philosophy, the Company's compensation program for employees generally has the following elements:

Salaries

The Company's approach is to have base salaries at approximately the 50% median for the job title and responsibility, with additional compensation coming from cash bonus and long-term equity incentives. Base salaries are reviewed annually based on Company and individual performance for the previous year, taking into account any adjustments in job responsibility during the year. In this process, both internal and external relative parity among employees are considered as is published compensation information, particularly the Radford Surveys, and competitive information obtained in connection with new employee hires and, when possible, from departing employees.

Cash Bonuses

Employees not on a commission plan participate in the Company's variable pay program. Variable pay cash bonus goals are expressed as a percentage of base salary and are established each year, with levels of bonuses increasing based on job responsibilities. The variable pay bonuses have been based both on Company performance and on achievement of individual goals established each year, and generally are paid after the year has been completed. In 2005, as in previous years, a prerequisite for payment of any variable pay cash bonus was annual net operating income, and thus no variable pay bonuses were paid for 2005 to any employee. The Committee is reviewing the continuation of this requirement in 2006 for employees, especially those who do not have direct responsibility for overall Company financial performance.

Equity Incentives

Stock Options. Long-term equity incentives generally have taken the form of ten-year stock options with exercise prices set at 100% of fair market value of the Company's common stock on the date of grant, thus providing value to the optionee only if the value of the Company's common stock appreciates. Through 2005, our general approach was to grant stock options to new employees as of their first date of employment. The Company also has had a broad annual grant of options to nearly all employees, with the number of options in individual cases based on the employee's performance and job responsibility, generally measured by salary range. While previous option grants had four-year vesting periods, with 25% of the options vesting after one year and the balance vesting over the next 36 months, stock options granted in 2005 generally vested on or before December 31, 2005. In addition, in 2005 the Board approved immediate vesting of all outstanding options held by employees with an exercise price of $1.47 per share or higher. In taking this action the Board balanced the retentive value of longer-term vesting programs against employee morale and the perception of option values, particularly in light of the decline in market value of the Company's common stock and new accounting rules requiring the deemed value of vesting options to be recorded as a compensation expense on the Company's financial statements.

December Option Grant and Repricing. In 2005, the general grant of stock options to employees occurred in December. Given the performance of the Company, and as no variable pay cash bonuses had been paid for 2004 or would be payable for 2005, and in recognition that the market price for the Company's common stock was at levels substantially below the exercise price for many of the outstanding options held by employees, which substantially negated the incentive value of those options, the Compensation Committee concurred with management's recommendation that a larger equity grant than in recent years was appropriate to increase morale and to further align employees' interests with shareholders' interests. The Company, however, did not have sufficient options available for grant under its existing stock option plans to accomplish these goals fully. The Company's 2003 stock option plan and 2004 long-term equity compensation plan did not permit repricing of options granted under those plans, although earlier option plans permitted option repricing. The Board of Directors, including the Compensation Committee, while generally not favoring repricing of outstanding stock options, concluded that repricing of certain outstanding options where permitted was the only way of fully achieving the goals of the broad equity grant. As a result, the Board of Directors, upon the recommendation of the Compensation Committee, approved a grant of 1,237,060 new options with ten-year terms, immediate vesting and an exercise price of $1.49 per share, the fair market value of the Company's common stock, and it lowered the exercise price of 1,274,260 outstanding options with exercise prices above $3.50 per share to $1.49 per share without changing other terms of these existing options. The Company used option valuation methodology to equalize as much as possible the value of a repriced option with a shorter life to a new grant of a ten-year option. This is the only time that the Company has repriced outstanding options. For 2006, the Compensation Committee is reviewing with the Company the general grant of options to new employees, the parameters of annual grants and the appropriate vesting period of new options.

Restricted Stock. In the December 2005 grant, the Board approved the grant of 1,815,000 shares of restricted stock, vesting on June 30, 2007. This grant was limited to certain key managers and executive officers, as described more fully below under "Executive Officer Compensation." The grant of restricted stock was to provide both equity and retention incentives.

Employee Stock Purchase Plan. The Company also provides all employees with the opportunity to purchase shares of its common stock under an Employee Stock Purchase Plan ("ESPP") qualified under Section 423 of the U.S. Internal Revenue Code. Participants may contribute from $50 per month up to 15% of their gross pay and purchase shares in three-month offering periods. Through December 15, 2005, the ESPP permitted participants to purchase shares at the lower of 85% of the market value of the Company's common stock at the beginning of each offering period or 100% of the market value at the end of each offering period, thus rewarding participants if the market price generally increased during the period. Because of the change in the accounting rules for equity compensation, the Company's shareholders approved amendments to the ESPP changing the purchase price formula for purchases in 2006 to 95% of the market value of the common stock at the end of each offering period.

Retirement Plan

The Company's only retirement plan for all U.S. employees, including executive officers, is a qualified 401(k) plan under which employees may contribute a portion of their salary on a pre-tax basis. Contributions in 2005 were limited to $14,000 annually, with a limit of up to $18,000 for employees age 50 or over. Employees may invest in a limited number of mutual funds, and may not use voluntary contributions to purchase shares of the Company's common stock. Until 2004, the Company matched employee contributions at a 25% rate, with half of the match paid in cash on a quarterly basis during the year and the balance payable after the end of the year in cash and/or Company common stock. The remaining match usually has been paid in shares of the Company's common stock. There are no restrictions, other than those imposed by the securities laws regarding insider trading, on employees transferring the value of the Company's common stock in their accounts to other permitted investments. In 2005, the Company ceased its matching contribution for the second half of the year. The Company intends to reinstate a form of matching contribution when overall Company performance improves.

Benefits

The Company believes its benefits plans provide an important element to overall employee compensation. The Company has several benefit plans available on a non-discriminatory basis to all employees in the United States, including group medical, dental and vision plans, life insurance, long-term care, short and long-term disability, supplemental income protection, a retiree medical plan, flexible spending accounts for health care and dependent care, an employee assistance plan and travel assistance.

The foregoing describes generally the Company's compensation program for its employees in the United States. Subject to local laws and practices, the Company attempts to provide the same or substantially equivalent programs and benefits for its employees located in other countries.

Executive Officer Compensation

The elements of executive officer compensation follow the general compensation elements described above. Executive officers participate in the ESPP, 401(k) plan and benefits plans on the same basis as all U.S. employees. Except as described below with respect to an executive severance policy, management continuation agreements and certain retention agreements, the Company provides no deferred or special compensation or retirement plans and no perquisites (other than five reserved parking places at the Company's Seattle, Washington, headquarters) for executive officers.

For compensation purposes, the Company considers as executive officers the Chief Executive Officer and those officers who are responsible for a principal business unit or who perform a policy-making function and who report to the Chief Executive Officer. The Company currently has identified, in addition to the Chief Executive Officer, six officers as executive officers. The Compensation Committee determines an annual compensation plan for the executive officers, other than for the Chief Executive Officer, after soliciting the recommendations of the Chief Executive Officer, and recommends the compensation of the Chief Executive Officer to the full Board. The "Summary Compensation Table" above sets forth the compensation for the last three fiscal years for the two individuals who served as Chief Executive Officer in 2005, for the next four most highly compensated executive officers who were serving as executive officers at the end of 2005 and for one individual who would have been one of the four most highly compensated executive officers but for the fact he was not serving as an executive officer at the end of 2005.

Base Salary

In making individual base salary decisions for executive officers, the Committee considers each officer's duties, the quality of the officer's performance, the officer's potential, market compensation practices, the contribution the officer has made to our overall performance, the Company's financial status and salary levels in comparable high technology companies. The Committee also compares the salary of each officer with other officers' salaries, taking into account the number of years employed by the Company, the possibility of future promotions and the extent and frequency of prior salary adjustments. As with our employees generally, base salaries are generally established at median levels with a higher percentage of total compensation being at risk through the management cash bonus program and equity incentives.

In 2005, the Company's senior management team was significantly restructured, including promoting Peter J. Ungaro first to President and later to Chief Executive Officer, and adding Margaret A. Williams, Brian C. Henry, Steven L. Scott and Jan C. Silverman to key executive officer positions. While each hire was negotiated separately, principal consideration was given to providing competitive compensation in order to attract them to come and to stay with the Company while attempting to stay within the Company's general compensation structure, including overall compensation and the role of base salary, cash bonuses and long-term equity incentives.

Cash Bonuses

Our executive bonus plan is a material element of the annual compensation program for our executive officers. The Company also includes other officers in this plan, except for those with sales functions who are on a sales commission plan. The 2005 executive bonus plan provided for bonuses as a percentage of salary based on our achieving certain specified goals regarding net operating income (as adjusted for unplanned significant costs and adjustments) and, with respect to each participant, meeting certain individual performance goals. Target bonuses for executive officers, other than the Chief Executive Officer, range from 40% to 50% of base salary. Depending on Company performance, an individual could earn up to 200% of target, with the Chief Executive Officer, subject to Committee concurrence, authorized to recommend final bonuses ranging from 0% to 125% based on individual performance. Although Company performance and individual goals each counted for 50% of the total possible bonus in 2005, the Company had to reach a certain level of net operating income for any bonus to be paid. For 2005, given the Company's financial results for the year, the Compensation Committee granted no bonuses to executive officers or other participants under this plan. The bonus to Mr. Johnson for 2005 was for his contributions in accepting the position of Chief Financial Officer on an interim basis in the fall of 2004 and service as such during the first five months in 2005 in addition to his other responsibilities. In attracting Mr. Henry to become our Chief Financial Officer, and as specified in his offer letter, the Company agreed that half his 2005 bonus would be based on achieving specific key goals without being dependent on the Company reaching a level of operating income.

As noted earlier, the Company significantly revamped its senior management team in 2005. In order to attract these new executives to new positions with the Company, and to keep within the Company's general salary structure, the Company provided appointment or hiring bonuses that, except for Mr. Ungaro, vested over negotiated periods and were repayable if the executive left the Company before vesting. The appointment and hiring bonuses granted to the named executive officers are reflected on the "Summary Compensation Table" above.

Equity

In determining the amount of equity compensation to be awarded to executive officers in a fiscal year, the Compensation Committee considers the current stock ownership of the officer, relevant industry experience, the impact of the officer's contribution, the number of years each officer has been employed by us, the possibility of future promotions, the extent and frequency of prior option grants, the officer's unvested stock option position and the range of outstanding options with exercise prices below or near the current market price for the Company's common stock. In prior years, as with options granted to all employees described above, options were granted to executive officers at fair market value upon grant and with four-year vesting periods. In May 2005, stock options were granted to executive officers upon consideration of these factors. In providing the May 2005 grants, the Committee also was concerned about the relatively low level of the Company's common stock market price. It also was considering the impact of the new accounting rule requiring the expensing of vesting stock options on the financial statements as compensation expense. To accommodate these concerns, and to provide both retention and financial incentives, the stock options granted in May 2005 vested on December 31, 2005, but with exercise prices set above the market price for the Company's common stock on the date of grant, which was $1.47 per share, with 25% of each option granted having exercise prices of $2.00, $2.50, $3.00 and $3.50 per share, respectively. Separately, all executive officers also had the vesting of existing options accelerated in 2005 on the same basis as all employees, as described above under "General Compensation Program — Equity Incentives — Stock Options."

In the fall of 2005, the Compensation Committee worked with the senior management team for a broad grant of stock options to all employees, which occurred in December 2005. The background of the December 2005 grant of stock options and repricing of certain outstanding options is described above under "General Compensation Program — Equity Incentives — December Option Grant and Repricing." The Compensation Committee decided to include executive officers in this grant in addition to the May 2005 grant for several reasons, including recognition of improvements in the Company's financial performance in the second half, particularly reduction of operating expenses; increasing their equity participation in the Company, further aligning their interests with the shareholders for long-term growth; and retaining parity among the executive officers in light of equity grants to new officers hired during the year where grants were given in consideration of competitive offers. Of the 1,237,060 options granted in December 2005, none were issued to executive officers. Of the 1,274,260 options that were repriced, an aggregate of 423,993 repriced options were held by individuals who are, or who received the options when they were, executive officers, as set forth on the "Ten-Year Option Repricing Table" above.

As part of the December 2005 grant, the Compensation Committee also approved the grant of restricted stock to certain executive officers and key managers, with 1,410,000 of the total of 1,815,000 restricted shares issued to executive officers; both these figures exclude 150,000 restricted shares previously granted to Mr. Silverman in connection with his joining the Company. The restrictions on transfer lapse on June 30, 2007; if prior to that date a recipient is terminated for cause or terminates without good reason, as those terms are defined in the restricted stock grant agreement, the officer forfeits those restricted shares. These grants of restricted stock were to increase each recipient's ownership of the Company's common stock, thereby aligning their interests with shareholder interests, and with the vesting schedule to provide a retention incentive. The restricted stock grants to named executive officers are reflected on the "Summary Compensation Table" above and are described in footnote 2 to that table.

Executive Severance Policy. The Board of Directors has had an executive severance policy in effect since October 2002 that covers specified officers, including the Company's executive officers, in order to provide an incentive for individuals to assume key leadership positions. The policy sets forth certain payments and benefits to be provided when applicable, but does not restrict the Company's ability to terminate the employment of any covered officer. This policy applies if the officer's employment is terminated other than for cause, death, disability, retirement or resignation other than for good reason (as such terms are defined in the policy); this policy does not apply if the management continuation agreements described below are applicable. The terms of the executive severance policy are described more fully under "Management Agreements and Policies" above. Changes in the policy in 2005 with respect to Mr. Rottsolk and Mr. Ungaro, as Chief Executive Officers, are described under "Chief Executive Officers" below. Obligations under this policy are funded out of the Company's general assets. The Company has the authority to amend or discontinue the executive severance policy, and the Chief Executive Officer has the authority to change the officers to whom the policy applies at any time; prior to termination of employment, no officer has any vested rights under this policy. Mr. Rottsolk is receiving payments and benefits pursuant to this policy, as described in footnote 5 to the "Summary Compensation Table" above.

Management Continuation Agreements. We have entered into management continuation agreements with certain of our officers, including our current executive officers named in the "Summary Compensation Table" above. Pursuant to these agreements, each such officer is eligible to receive, in the event that his or her employment is terminated within three years following a change of control, other than for just cause, death, disability, retirement or resignation other than for good reason, as such terms are defined in the agreement, an amount equal to two times his or her annual cash compensation, continuation of health benefits and group term life insurance for twenty-four months thereafter and the acceleration of vesting for all options held. The purpose of these agreements is to ensure the continuity of management and to foster objectivity in the face of potentially distracting circumstances arising from the possibility of a change of control of the Company. We are not aware of any such change of control now being contemplated. The terms of the Management Continuation Agreements are described more fully under "Management Agreements and Policies" above.

Chief Executive Officers

Base Salary and Cash Bonus

The Committee recommends to the Board the compensation of the Chief Executive Officer, including base salary, bonus plan and equity incentives. In March 2005, the Board restructured the Company's senior management, with Mr. Ungaro becoming President and responsible for all of the Company's functions except finance, legal and government relations, and Mr. Rottsolk continuing as Chairman and Chief Executive Officer. In connection with this change, Mr. Ungaro's base salary was increased from $300,000 to $350,000, he received a one-time appointment bonus of $300,000, and his target percentage in the executive bonus plan was increased from 50% to 75% of base salary. The $300,000 appointment bonus in part was in lieu of a payment under a 2004 special incentive plan based on product revenue and gross margin under which the Company had accrued $88,647 for payment. Mr. Ungaro was also provided a special override bonus for 2005 based on total gross margin as reported in our public financial statements in recognition that the Company's gross margin had been deteriorating in recent years. In recognition of the uncertainty that such a restructure creates, the Compensation Committee also recommended, and the Board approved, amending the executive severance plan for Mr. Rottsolk and Mr. Ungaro to provide for a payment based on total cash compensation rather than on base salary only. For Mr. Rottsolk, the severance plan payment was set at 100% of the total of base salary and target bonus under the management bonus plan; for Mr. Ungaro, the severance plan payment was set at 200% of the total of base salary, target bonus under the management plan and target bonus under the override bonus through March 2008 and 100% of the total of such elements thereafter. At the same time, Mr. Rottsolk's annual base salary was increased from $350,000 to $375,000. The Compensation Committee and Board believed these increases and changes were necessary and appropriate in order to attract Mr. Ungaro to assume these expanded responsibilities and to reflect that Mr. Ungaro reported to Mr. Rottsolk.

In August 2005, Mr. Ungaro assumed the responsibilities of Chief Executive Officer while continuing to serve as President. There were no changes to his compensation in connection with that change.

Equity

In May 2005, as recommended by the Committee and approved by the Board, Mr. Rottsolk received an option grant for 200,000 shares, and Mr. Ungaro received an option grant for 700,000 shares, each with per share exercise prices above the then current market price for the Company's common stock at the time and on the same other terms for all executive officers, as described above. The size of the grants reflected the Compensation Committee's judgment as to future contributions to the Company and was to provide a substantial level of equity incentive in alignment with shareholders' interests. As with all other employees and executive officers, Mr. Rottsolk and Mr. Ungaro had the vesting of outstanding options accelerated, also as described earlier. As part of the December equity grant, Mr. Ungaro received a grant of 600,000 shares of restricted stock vesting on June 30, 2007, and on the same terms as restricted stock grants to other executives and key managers described above. The size of the grant reflected recognition of Mr. Ungaro's leadership role in assembling a restructured senior management team and reducing operating expenses and that Mr. Ungaro's stock options have exercise prices above the current market prices for the Company's common stock, including the options described above and options granted in 2003 for 500,000 shares at $9.00 per share. The grant was also designed to provide a strong retention incentive.

Retention Agreements

In addition to the salary and equity compensation described above, the Board of Directors wanted to provide a significant retention incentive for Mr. Ungaro and two other new executive officers with important roles, Mr. Henry as Executive Vice President and Chief Financial Officer and Ms. Williams as Senior Vice President responsible for all research and development activities. In December 2005, the Board approved and the Company entered into separate retention agreements with each of these three executive officers providing financial incentives if the officer remained employed by the Company at December 31, 2006, and at December 31, 2007. These agreements reflected the awareness that each of these individuals are well known and highly sought, that they each have contributed significantly to the Company in their new roles in the relatively brief period they have been with the Company and that the loss of any of these individuals at this time particularly would materially adversely affect the Company. The terms of the retention agreements are described under "Management Agreement and Policies" above.

Section 162(m)

Section 162(m) of the Internal Revenue Code limits to $1 million per person the amount that the Company may deduct for compensation paid to any of its most highly compensated officers in any year. This limitation does not apply, however, to "performance-based" compensation, as defined under the Federal tax laws. Stock options and annual incentive awards generally qualify as "performance-based" compensation, and are, therefore, fully deductible.

The Committee considers the anticipated tax treatment to the Company and its executive officers when reviewing executive compensation programs. The deductibility of some types of compensation payments can depend upon the timing of an executive's vesting or exercise of previously granted rights. Interpretations of and changes in applicable tax laws and regulations, as well as other factors beyond the Committee's control, also can affect deductibility of compensation.

The Committee will continue to assess alternatives for preserving the deductibility of compensation payments and benefits. However, the Committee will not necessarily seek to limit executive compensation to amounts deductible under Section 162(m), since the Committee wishes to maintain the flexibility to structure the Company's compensation programs in ways that best promote the best interests of the Company and its shareholders.

Conclusion

The Committee and the Board believe that the caliber and motivation of all our employees, and especially our executive leadership, are essential to the Company's performance. We believe our management compensation programs contribute to the Company's ability to differentiate our performance from others in the marketplace. We will continue to evolve and administer our compensation program in a manner that we believe will be in shareholders' interests and worthy of shareholder support.

The Compensation Committee

Frank L. Lederman, Chairman
John B. Jones, Jr.
Kenneth W. Kennedy, Jr.
Stephen C. Kiely
Stephen C. Richards

Legal Proceedings and Indemnification

We and several of our current and former officers and directors have been named as defendants in a securities class action lawsuit filed in the U.S. District Court for the Western District of Washington. Plaintiffs seek to represent a class of purchasers of our securities from October 23, 2002, through May 9, 2005. The consolidated complaint alleges federal securities law violations in connection with the issuance of various public statements. In addition, shareholder derivative lawsuits which purport to be brought on our behalf and assert allegations substantially similar to those asserted in the class action complaint, as well as allegations of breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment, have been filed in the U.S. District Court for the Western District of Washington and in the Superior Court of the State of Washington for King County against members of our Board of Directors, including all nominees for the Directors identified below under "Discussion Of Proposals Recommended By The Board — Proposal 1: To Elect Eight Directors For One-Year Terms," and certain current and former officers and former directors. Under the indemnification provisions contained in our Bylaws, we are required to pay for our current and former directors, and the Board has determined that we will pay for our current and former officers, all the expenses, including attorneys' fees, incurred by these current and former officers and directors, in defending against these actions. Each of these individuals has provided an undertaking to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be so indemnified.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

Change in Independent Registered Public Accounting Firms

On April 11, 2005, Deloitte & Touche LLP ("D&T") informed the Chairman of our Audit Committee that D&T would not stand for re-election as our independent registered public accounting firm for the fiscal year ending December 31, 2005. D&T had been our independent auditors since 1987. D&T continued to be engaged to provide its attestation report on management's assessment of our internal control over financial reporting required by Item 308(b) of Regulation S-K for filing in an amendment to our Annual Report on Form 10-K for the year ended December 31, 2004, and to review our interim financial information to be included in our Quarterly Report on Form 10-Q for our first quarter ended March 31, 2005.

D&T completed its services for us with the filing on May 10, 2005, of our Quarterly Report on Form 10-Q for our first quarter ended March 31, 2005.

We have been informed by D&T that its decision not to stand for re-election was not the result of any disagreements between us and D&T on matters of accounting principles or practices, financial statement disclosure or audit scope or procedures.

The audit reports of D&T on our financial statements for fiscal years ended December 31, 2004, and 2003, contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. As set forth under Item 9A of our Form 10-K/A filed with the SEC on May 3, 2005, D&T's report on internal control over financial reporting disclaimed an opinion on management's assessment of the effectiveness of our internal control over financial reporting because of a scope limitation and expressed an adverse opinion on the effectiveness of our internal control over financial reporting because of material weaknesses and the effects of the scope limitation. We received an unqualified audit report from D&T on the consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

During the period from January 1, 2003, through May 10, 2005, when D&T completed its services, there were no disagreements between us and D&T on any matter of accounting principles or practices, financial statement disclosure or audit scope or procedure which, if not resolved to D&T's satisfaction, would have caused it to make a reference to the subject matter of the disagreement in connection with its reports.

During the period from January 1, 2003, through May 10, 2005, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K, except as follows:

- In connection with the performance of its audit of our financial statements for the year ended December 31, 2003, D&T reported to our Audit Committee that a reportable condition existed with respect to the lack of policies and procedures relating to accounting for non-revenue related contracts with third parties, specifically contracts entered into without the knowledge of and/or review by our accounting department to properly assess and account for the related contract;
- With respect to the material weaknesses in internal control over financial reporting described under Item 9A of our Form 10-K filed with the SEC on April 1, 2005; and
- With respect to the material weaknesses in internal control over financial reporting described under Item 9A of our Form 10-K/A filed with the SEC on May 3, 2005.

On June 30, 2005, our Audit Committee engaged the firm of Peterson Sullivan PLLC of Seattle, Washington, to act as our independent registered public accounting firm.

During the fiscal years ended December 31, 2003, and 2004 and the interim period to June 30, 2005, we did not consult with Peterson Sullivan PLLC for any services, including either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was either the subject of a disagreement or a reportable event.

Information Regarding our Independent Registered Public Accounting Firms

Peterson Sullivan PLLC commenced serving as our independent auditors on June 30, 2005 and audited our 2005 financial statements. Our Audit Committee has selected Peterson Sullivan PLLC to serve as our independent auditors for 2006. As stated above, Deloitte & Touche LLP served as our independent auditors through May 10, 2005, and audited our 2004 financial statements. Representatives of Peterson Sullivan PLLC are expected to be present at the Annual Meeting, and will have the opportunity to make a statement and to respond to appropriate questions.

Services and Fees

The following table lists the fees for services rendered by Deloitte & Touche LLP for 2004 and through May 10, 2005 (except for performance of statutory audits of certain foreign subsidiaries past this date):

Services	2005	2004
Audit Fees(1)	$173,000	$1,419,000
Audit-Related Fees(2)		29,000
Tax Fees(3)	45,000	228,000
All Other Fees(4)		
Total	$218,000	$1,649,000

The following table lists the fees for services rendered by Peterson Sullivan PLLC from June 30, 2005, through December 31, 2005:

Services	2005
Audit Fees(1)	$789,000
Audit-Related Fees(2)	
Tax Fees(3)	
All Other Fees(4)	
Total	$789,000

(1) Audit services billed for 2005 and 2004 consisted of: audit of our annual financial statements, audits of our assessment of our internal control over financial reporting and the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reviews of our quarterly financial statements, statutory and regulatory audits, consents, comfort letters and other services related to filings with the SEC and capital raising offerings.

(2) No audit-related services were billed in 2005. Audit-related services billed in 2004 consisted of employee benefit audits.

(3) Tax services billed in 2005 and 2004 consisted of tax compliance and tax planning and advice:

- Fees for tax compliance services totaled $30,000 in 2005 and $70,000 in 2004. Tax compliance services are services rendered, based upon facts already in existence or completed transactions, to document, compute and obtain government approval for amounts to be included in tax filings. Such services consisted of federal, state and local income tax return assistance, sales and use, property and other tax return assistance, assistance with tax return filings in certain foreign jurisdictions and transfer pricing documentation.
- Fees for tax planning and advice services totaled $15,000 in 2005 and $158,000 in 2004. Tax planning and advice are services rendered with respect to proposed transactions or that structure a transaction to obtain a particular tax result. Such services consisted of tax advice related to research and development tax credits and tax advice related to intra-group restructuring.

(4) There were no fees billed for other services in 2005 or 2004 by either Deloitte & Touche LLP or Peterson Sullivan PLLC.

The Audit Committee has determined that the provision of non-audit services for us by Deloitte & Touche LLP for us in 2004 and 2005, were compatible with such firm maintaining its independence. Peterson Sullivan PLLC to date has not performed any non-audit services for us.

The Audit Committee approved the following non-audit services performed by by Deloitte & Touche LLP in 2004 and 2005:

- Consultations and consents related to SEC filings and registrations statements,
- Audits of employee benefit plans,
- Statutory audits required by our foreign subsidiaries and consultation on accounting matters,
- Tax planning and tax compliance for the U.S. and foreign income and other taxes, and
- Assistance related to implementation of Section 404 of the Sarbanes-Oxley Act of 2002.

Audit Committee Pre-Approval Policy

All audit, tax and other services to be performed for us by Peterson Sullivan PLLC from June 30, 2005, and, prior to May 10, 2005, by Deloitte & Touche LLP, must be pre-approved by the Audit Committee. The Audit Committee reviews the description of the services and an estimate of the anticipated costs of performing those services. Services not previously approved cannot commence until such approval has been granted. Pre-approval usually is granted at regularly scheduled meetings. If unanticipated items arise between meetings of the Audit Committee, the Audit Committee has delegated approval authority to the Chairman of the Audit Committee, in which case the Chairman communicates such pre-approvals to the full Committee at its next meeting. During 2005, all services performed by Peterson Sullivan PLLC and Deloitte & Touche LLP were pre-approved by the Audit Committee in accordance with this policy.

Report on the 2005 Financial Statements and Independent Registered Public Accounting Firms by the Audit Committee

The Audit Committee of the Board of Directors has furnished the following report:

The management of Cray Inc. (the "Company") has the responsibility for the financial statements and for their integrity and objectivity. To help fulfill this responsibility, management maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and that transactions are executed in accordance with management's authorizations and are reflected accurately in our records. The Audit Committee oversees the fulfillment by management of its responsibilities over financial controls and the preparation of the financial statements. The Audit Committee has reviewed the Company's audited financial statements for the fiscal year ended December 31, 2005, and discussed such statements with management and the Company's independent registered public accounting firm, Peterson Sullivan PLLC, including discussions concerning the quality of accounting principles, reasonableness of significant judgments and disclosures in the financial statements.

The Audit Committee also has discussed with the Company's independent auditors such matters relating to the performance of the audit as are required to be discussed by Statement of Auditing Standards No. 61 (Communications with Audit and Finance Committees, as amended). Additionally, the Audit Committee has discussed with the independent auditors their independence with respect to the Company and considered whether their potential provision of non-audit services is compatible with maintaining that independence. In this consideration, the Audit Committee reviewed the fees billed by the independent auditors as disclosed above. The Company has received the written disclosures and the letter from the independent auditors required by the Independence Standards Board Standard No. 1.

In reliance on the reviews and discussions referred to above, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2005, for filing with the Securities and Exchange Commission.

The Audit Committee

Daniel C. Regis, Chairman
Sally G. Narodick
Stephen C. Richards

STOCK PERFORMANCE GRAPH

The graph below compares the cumulative total return to shareholders for our common stock with the comparable return of the Nasdaq Stock Market (U.S. companies) Index and the Nasdaq Computer Manufacturer Stocks Index.

The graph assumes that a shareholder invested $100 in our common stock on December 29, 2000, and that all dividends were reinvested. We have never paid cash dividends on our common stock. All return information is historical and is not necessarily indicative of future performance.

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG OUR COMMON STOCK, THE NASDAQ STOCK MARKET (U.S. COMPANIES) INDEX AND THE NASDAQ COMPUTER MANUFACTURER STOCKS INDEX THROUGH DECEMBER 31, 2005



Cray Inc.
Nasdaq Stock Market (U.S.)
Nasdaq Computer Manufacturer Stocks
DOLLARS
1000
900
800
700
600
500
400
300
200
100
0
12/29/00
12/31/01
12/31/02
12/31/03
12/31/04
12/30/05

	12/29/00	12/31/01	12/31/02	12/31/03	12/31/04	12/30/05
Cray Inc.	100.0	124.7	511.3	662.0	310.7	88.7
Nasdaq Stock Market (U.S.)	100.0	79.3	54.8	82.0	89.2	91.1
Nasdaq Computer Manufacturer Stocks	100.0	68.9	45.7	63.5	83.0	85.0

DISCUSSION OF PROPOSALS RECOMMENDED BY THE BOARD

Proposal 1: To Elect Eight Directors For One-Year Terms

Our Bylaws fix the number of members of our Board at eight. Eight directors presently serve on our Board of Directors for terms ending at the 2006 Annual Meeting. The Board has nominated Ms. Narodick and Messrs. Jones, Kennedy, Kiely, Lederman, Regis, Richards and Ungaro for reelection to the Board, each to hold office until the Annual Meeting in 2007.

We know of no reason why any nominee may be unable to serve as a director. If any nominee becomes unable to serve, your proxy may vote for another nominee proposed by the Board, or the Board may reduce the number of directors to be elected. If any director resigns, dies or is otherwise unable to serve out his or her term, or the Board increases the number of directors, the Board may fill the vacancy.

Each nominee is a defendant in certain derivative lawsuits recently filed in federal and state courts located in Seattle, Washington, purportedly on our behalf. See "Corporate Governance — Litigation and Indemnification" above.

Board Recommendation: The Board of Directors recommends that you vote **"for"** the election of all nominees for director.

Information about each nominee for director is set forth below.

John B. Jones, Jr.

Mr. Jones, 61, joined our Board in December 2004. He was a leading high technology equity research analyst for nearly twenty years. Until his retirement in the fall of 2004, Mr. Jones was a Senior Managing Director at Schwab SoundView Capital Markets. He joined SoundView in 2002 as a Senior Equity Research Analyst. From 1992 to 2002, Mr. Jones was a Managing Director and Senior Analyst at Salomon Brothers, Salomon Smith Barney and Citibank, where he covered the Server and Enterprise Hardware, Printer and Test & Measurement industries. From 1985 to 1992, he was a partner and senior analyst at Montgomery Securities. Prior to his career as an equity research analyst, Mr. Jones held various positions in the computer industry at Stratus Computer, Wang Laboratories and IBM. He is a director of Stratus Technologies Inc., a provider of fault tolerant computer servers, technologies and services. He received his B.S. degree from the University of Oregon.

Kenneth W. Kennedy, Jr.

Professor Kennedy, 60, joined our Board in 1989. He is the John and Ann Doerr University Professor of Computational Engineering at Rice University and also is Director of the Center for High Performance Software Research at Rice University, a position he has held since 1989. He directed the National Science Foundation Center for Research on Parallel Computation from 1989 to January 2000. From 1997 to 1999, Professor Kennedy served as Co-Chair of the President's Information Technology Advisory Committee and remained a member of that committee until 2001. He is a Fellow of the Institute of Electrical and Electronics Engineers, the Association for Computing Machinery, and the American Association for the Advancement of Science and has been a member of the National Academy of Engineering since 1990. In 1999, he was named recipient of the ACM SIGPLAN Programming Languages Achievement Award, the third time this award was given. He received his M.S. and Ph.D. degrees from New York University.

Stephen C. Kiely

Mr. Kiely, 60, joined our Board in 1999, was appointed Lead Director in January 2005 and Chairman of the Board in August 2005. He is Chairman of Stratus Technologies Inc., a provider of fault tolerant computer servers, technologies and services, headquartered in Maynard, Massachusetts. Mr. Kiely has served in his present position at Stratus Technologies since 1999 when Stratus was purchased from Ascend Communications and he served as Chief Executive Officer of Stratus Technologies from 1999 through June 2003. Mr. Kiely joined Stratus in 1994 and held various executive positions with Stratus, becoming President of the Stratus Enterprise Computer division in 1998. Prior to joining Stratus, Mr. Kiely held a number of executive positions with several information technology companies, including EON Corporation, Bull Information Systems, Prisma, Inc., Prime Computer and IBM. Mr. Kiely is a past member of the Advisory Council for the School of Engineering at Rice University, has served as a board member of the Massachusetts Technology Park Corporation and was a member of an advisory board to the President of the State University of New York at New Paltz. Mr. Kiely received his B.A. in Mathematics at Fairfield University and his M.S. in Management at the Stanford University Graduate School of Business.

Frank L. Lederman

Dr. Lederman, 56, joined our Board in May 2004. He served as a Vice President and Chief Technical Officer of Alcoa, Inc., from 1995 to his retirement in 2002. From 1988 to 1995, Dr. Lederman was with Toronto-based Noranda Inc., where he served as Senior Vice President, Technology. His responsibilities included directing the Noranda Technology Center in Montreal. Before joining Noranda, he was with General Electric Company from 1976 to 1988 serving in a number of positions in management and as a physicist, including as manager of electronics research programs and resources in the Corporate Research and Development Center in Schenectady, N.Y. Dr. Lederman received an M.S. and Ph.D. in Physics at the University of Illinois and a B.S. and M.S. at Carnegie-Mellon University, and was a Post-Doctoral Fellow in Electrical Engineering at the University of Pennsylvania.

Sally G. Narodick

Ms. Narodick, 60, joined our Board in October 2004. She is a retired educational technology and e-learning consultant. From 2000 to 2004 she was President of Narodick Consulting, an e-learning consulting firm. From 1998 to 2000, she served as Chief Executive Officer of Apex Online Learning, an Internet educational software company. Previously, Ms. Narodick served as an education technology consultant, both independently and for the Consumer Division of IBM from 1996 to 1998. From 1989 to 1996, Ms. Narodick served as Chairman and Chief Executive Officer of Edmark Corporation, an educational software company sold to IBM in 1996. From 1973 to 1987, she served in a variety of financial management capacities at Seafirst Corporation and Seafirst Bank, and was a securities analyst at Paine Webber from 1970 to 1973. She also serves as a Board member of Penford Corporation, Puget Energy, Inc., Solutia Inc. and SumTotal Systems. A graduate of Boston University, Ms. Narodick earned an M.A. in Teaching from Columbia University and an M.B.A. from New York University.

Daniel C. Regis

Mr. Regis, 66, joined our Board in 2003. He currently is Managing Director of Digital Partners, a venture capital fund specializing in Northwest emerging technology companies, which he co-founded in 2000. From 1996 to 1999, he was President of Kirlan Venture Capital, Inc., where he managed similarly focused technology funds. Prior to that, Mr. Regis spent thirty-two years with Price Waterhouse LLP, including serving as managing partner of the Seattle office and previously of the Northwest and Portland, Oregon offices. He is a director of Columbia Banking System, Inc., and Art Technology Group, Inc. He received his B.S. from Seattle University.

Stephen C. Richards

Mr. Richards, 52, joined our Board in October 2004 and is currently a private investor. Previously he served as Chief Operating Officer and Chief Financial Officer of McAfee, Inc., the leading provider of intrusion prevention and risk management solutions, a position he held for four years until his retirement in December 2004. He served as Chief Online Trading Officer of E*TRADE Group, Inc., a position he held from March 1999 to June 2000. From 1998 to February 1999, he served as Senior Vice President, Corporate Development and New Ventures at E*TRADE, following two years as E*TRADE's Senior Vice President of Finance, Chief Financial Officer and Treasurer. Prior to joining E*TRADE in April 1996, he was Managing Director and Chief Financial Officer of Correspondent Clearing at Bear Stearns & Companies, Inc., Vice President/Deputy Controller of Becker Paribas and First Vice President/Controller of Jefferies and Company, Inc. Mr. Richards is a member of the Board of Directors of Tradestation Group Inc., Guidance Software, Inc., HealthBenefit Corporation and Zantaz, Inc., and is a member of the Board of Governors of the Pacific Stock Exchange and a trustee for the UC Davis Foundation. Mr. Richards is a Certified Public Accountant. He received a B.A. from the University of California at Davis and an M.B.A. in Finance from the University of California at Los Angeles.

Peter J. Ungaro

Mr. Ungaro, 37, has served on our Board and as our Chief Executive Officer since August 2005 and as President since March 2005; he previously served as Senior Vice President responsible for sales, marketing and services since September 2004 and before then served as Vice President responsible for sales and marketing from when he joined us in August 2003. Prior to joining us, he served as Vice President, Worldwide Deep Computing Sales for IBM from April 2003. Prior to that assignment, he was IBM's vice president, worldwide high performance computing sales, a position he held since February 1999. He also held a variety of other sales leadership positions since joining IBM in 1991. Mr. Ungaro received a B.A. in business administration from Washington State University.

Proposal 2: To Approve an Amendment to Our Restated Articles of Incorporation to Effect a One-for-Four Reverse Stock Split of all Outstanding and Authorized Shares of Our Common Stock

Introduction

We propose to amend our Restated Articles of Incorporation to effect a one-for-four reverse stock split of all outstanding and authorized shares of our common stock. The Board of Directors reserves the right, notwithstanding shareholder approval, and without further action by the shareholders, to abandon or to delay the reverse stock split, if at any time prior to the filing of the amendment it determines, in its sole discretion, that the reverse stock split would not be in the best interests of our shareholders.

The text that will be included in the Articles of Amendment to effect the one-for-four reverse stock split is as follows:

> "As of the beginning of the first business day (the "Effective Date") after the filing of these Articles of Amendment every four issued and outstanding and authorized shares of the Corporation's Common Stock automatically shall be combined and reconstituted into one share of Common Stock, par value $0.01 per share, of the Corporation, thereby giving effect to a one-for-four reverse stock split without further action of any kind (the "Reverse Stock Split"). Each holder of a certificate or certificates that immediately prior to the Effective Date represented outstanding shares of Common Stock shall be entitled to receive, upon surrender of such certificates to the Corporation for cancellation, a certificate or certificates representing the number of whole shares (rounded down to the nearest whole shares) of Common Stock held by such holder on the Effective Date after giving effect to the Reverse Stock Split. No fractional shares of Common Stock shall be issued in the Reverse Stock Split; instead, shareholders who would otherwise be entitled to fractional shares will receive a cash payment in lieu of such fraction based upon the reported closing price of the Corporation's Common Stock on the trading date immediately before the Effective Date. No other exchange, reclassification or cancellation of issued shares shall be effected by this Amendment."

Upon this amendment becoming effective, and if Proposal 3 regarding an increase in the number of authorized shares of common stock is not approved by the shareholders, the number of authorized shares of common stock would decrease from the current 150,000,000 shares to 37,500,000 shares of common stock. If both this amendment and Proposal 3 become effective, the number of authorized shares of common stock would be 75,000,000 shares of common stock. If this amendment does not become effective and if Proposal 3 does, then we would have 300,000,000 shares of authorized common stock. See the discussion under "Proposal 3: To Approve an Amendment to our Restated Articles of Incorporation to Increase the Number of Authorized Shares from 150,000,000 to 300,000,000 shares, on a pre-split basis" below.

Examples. As of the effective date of the reverse stock split, all shareholders will own a proportionally reduced number of shares of common stock, excluding any fractional shares cancelled in exchange for cash. For example, if a shareholder owned 1,000 shares of common stock immediately prior to the effective date, then the shareholder would own 250 shares of common stock as of the effective date, which reflects the same proportional ownership interest in our shares of common stock because all shareholders would have the same reduction. As a further example, if a person held a stock option or warrant for 1,000 shares with an exercise price of $2.50 per share immediately prior to the effective date, the person would hold an option or warrant for 250 shares with an exercise price of $10.00 per share as of the effective date; in each case, however, the holder of the option or warrant must spend $2,500 to exercise the option or warrant in full. See "Principal Effects of a Reverse Stock Split — Common Stock" below. As discussed below under "Reasons For a Reverse Stock Split," we expect the per share market price for our common stock to increase in approximate proportion to the reverse split, although there can be assurance that it would do so.

Reasons For A Reverse Stock Split

As of April 17, 2006, our total market value was approximately $139.46 million and we had 91,750,299 shares of common stock issued and outstanding. On such date, the closing price for our common stock on Nasdaq was $1.52 per share. We believe that a reverse stock split may be desirable because the increased market price of our common stock expected as a result of implementing a reverse stock split will encourage investor interest and trading in our common stock and improve the marketability and liquidity of our common stock. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers' commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of our common stock can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher. We recognize that the liquidity of our common stock may be adversely affected by a reverse stock split given the reduced number of shares that would be outstanding after the reverse stock split. However, from January 1, 2005, through March 1, 2006, our daily trading volume, as reported by Nasdaq, has averaged over 1,200,000 shares, and we believe that there will be sufficient post-split shares to provide adequate liquidity for our shareholders. The Board of Directors believes that the anticipated higher market price may reduce, to some extent, the negative effects on the liquidity and marketability of the common stock inherent in some of the policies and practices of institutional investors and brokerage houses described above.

Our common stock has been listed on Nasdaq since January 20, 1998. Nasdaq's rules require that we comply with certain maintenance standards to continue to be listed on Nasdaq, including a minimum closing bid price of $1.00 per share. Because our current stock price is above $1.00 per share, we do not believe that we currently are at substantial risk of non-compliance with this maintenance requirement. Our common stock, however, closed below $1.00 per share for 19 consecutive days in September and October 2005, and it is possible that the market price for our common stock could decline again to such levels. An increased stock price resulting from a reverse stock split would reduce the potential risk that our common stock could fall below the Nasdaq minimum closing bid requirement.

We cannot predict, however, whether a reverse stock split would achieve the desired results. The price per share of our common stock is also a function of our financial performance and other factors, some of which may be unrelated to the number of shares outstanding. Accordingly, there can be no assurance that the closing bid price of our common stock after a reverse stock split would increase in an amount proportionate to the decrease in the number of issued and outstanding shares, or would increase at all, or that any increase can be sustained for a prolonged period of time.

Principal Effects of a Reverse Stock Split

Common Stock

Our common stock is currently registered under Section 12(g) of the Exchange Act, and we are subject to the periodic reporting and other requirements of the Exchange Act. The proposed reverse stock split will not affect the registration of the common stock under the Exchange Act. If any proposed reverse stock split is implemented, our common stock will continue to be reported on the Nasdaq National Market under the symbol "CRAY," although Nasdaq would add the letter "D" to the end of our trading symbol for a period of at least 20 trading days to indicate that the reverse stock split has occurred.

After the effective date of a reverse stock split, each shareholder will own a proportionally reduced number of shares of our common stock, as set forth in the examples above. The reverse stock split will affect all of our shareholders uniformly and will not affect any shareholder's percentage ownership interests in us, except to the extent that a reverse stock split results in any of our shareholders owning a fractional share as described below. Proportionate voting rights and other rights and preferences of the holders of our common stock will not be affected by a reverse stock split other than as a result of the payment of cash in lieu of fractional shares. For example, shareholders are not currently entitled to cumulative voting rights and will not be entitled to such rights following the reverse stock split. Further, the number of shareholders of record will not be affected by a reverse stock split except to the extent that any shareholder holds only a fractional share interest and receives cash for such interest after a reverse stock split, as discussed below.

A reverse stock split will result in some shareholders — those currently owning less than 400 shares — owning "odd-lots" of less than 100 shares of our common stock. Brokerage commissions and other costs of transactions in odd-lots are generally somewhat higher than the costs of transactions on "round-lots" of even multiples of 100 shares.

The proposed reverse stock split would change the number of authorized shares of common stock, as designated by our Restated Articles of Incorporation, from 150,000,000 shares to 37,500,000 shares. However, if Proposal 3 also is approved, then after giving effect to the reverse stock split the number of authorized shares of common stock would be 75,000,000 shares.

The proposed reverse stock split is not a first step in a "going-private" transaction.

For illustrative purposes, the following table, which is based on 91,750,299 shares of common stock outstanding and 48,227,849 shares of common stock reserved for issuance as of April 17, 2006, approximates the effect on our common stock of the proposed one-for-four reverse stock split, assuming Proposal 4 to approve the 2006 Long-Term Equity Compensation Plan is approved by the shareholders, and whether Proposal 3 to increase the authorized number of shares of common stock is or is not approved by the shareholders.

	Prior to Reverse Stock Split			After Reverse Stock Split	
	Current	If Proposal 4 is approved	If Proposals 3 and 4 are approved	If Proposal 3 is not approved(1)	If Proposal 3 is approved(1)
Authorized Common Stock	150,000,000	150,000,000	300,000,000	37,500,000	75,000,000
Issued and Outstanding	91,750,299	91,750,299	91,750,299	22,937,574	22,937,574
Issued, Outstanding and Reserved for Issuance	139,978,148	149,978,148	149,978,148	37,494,537	37,494,537
Percentage Reduction				75%	75%

(1) Assumes approval of Proposal 4; does not reflect the cancellation of fractional shares and payment in cash in lieu thereof.

Options, Warrants, Convertible Notes And Other Securities

In addition, all outstanding options, warrants, convertible notes and other securities entitling their holders to purchase shares of our common stock would be adjusted as a result of any reverse stock split, as required by the terms of these securities. In particular, the exchange ratio for each instrument would be reduced, and the exercise price per share, if applicable, would be increased, in accordance with the terms of each instrument and based on the one-for-four ratio of the reverse stock split, as set forth in the above example. Also, the number of shares reserved for issuance under the existing employee stock option plans, warrant and convertible notes would be reduced proportionally based on the one-for-four ratio of the reverse stock split.

Fractional Shares

No fractional shares of common stock will be issued as a result of the proposed reverse stock split. Instead, shareholders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the one-for-four ratio, upon surrender to the exchange agent of such certificates representing such fractional shares, will be entitled to receive cash in an amount equal to the product obtained by multiplying (i) the closing sales price of our common stock on the trading date immediately preceding the effective date of the reverse stock split as reported on Nasdaq by (ii) the number of shares of our common stock held by such shareholder that would otherwise have been exchanged for such fractional share interest.

Implementation And Exchange Of Stock Certificates

If our shareholders approve the proposal and our Board of Directors decides to effectuate a reverse stock split, we will file an amendment to our Restated Articles of Incorporation with the Secretary of State of Washington. The reverse stock split will become effective at the time specified in the amendment — the next business day after the filing of the amendment — which we refer to as the effective date.

As of the effective date of the reverse stock split, each certificate representing shares of our common stock before the reverse stock split would be deemed, for all corporate purposes, to evidence ownership of the reduced number of shares of our common stock resulting from the reverse stock split, except that holders of unexchanged shares would not be entitled to receive any dividends or other distributions payable by us after the effective date until they surrender their old stock certificates for exchange. All shares underlying options, warrants, convertible notes and other securities would also be automatically adjusted on the effective date.

Our transfer agent, Mellon Investor Services LLC, would act as the exchange agent for purposes of implementing the exchange of stock certificates. As soon as practicable after the effective date, shareholders and holders of securities convertible into or exercisable for our common stock would be notified of the effectiveness of the reverse stock split. Shareholders of record would receive a letter of transmittal requesting them to surrender their old stock certificates for new stock certificates, which will bear a different CUSIP number, reflecting the adjusted number of shares as a result of the reverse stock split. Persons who hold their shares in brokerage accounts or "street name" would not be required to take any further action to effect the exchange of their shares. No new certificates would be issued to a shareholder until such shareholder has surrendered any outstanding certificates together with the properly completed and executed letter of transmittal to the exchange agent. Until surrender, each certificate representing shares before the reverse stock split would continue to be valid and would represent the adjusted number of shares based on the ratio of the reverse stock split. Shareholders should not destroy any stock certificate and should not submit any certificates until they receive a letter of transmittal.

Certain Federal Income Tax Consequences

The following is a summary of material United States federal income tax consequences of a reverse stock split. It does not address any state, local or foreign income or other tax consequences. It applies to you only if you held pre-reverse stock split common stock shares and post-reverse stock split common stock shares as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as (i) a dealer in securities or currencies, (ii) a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, (iii) a bank, (iv) a life insurance company, (v) a tax-exempt organization, (vi) a person that owns common stock shares that are a hedge or that are hedged against interest rate risks, (vii) a person that owns common stock shares as part of a straddle or conversion transaction for tax purposes, (viii) a foreign person, or (ix) a person whose functional currency for tax purposes is not the U.S. dollar. This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, all of which are subject to change, possibly on a retroactive basis.

PLEASE CONSULT YOUR OWN TAX ADVISOR CONCERNING THE CONSEQUENCES OF A REVERSE STOCK SPLIT IN YOUR PARTICULAR CIRCUMSTANCES UNDER THE INTERNAL REVENUE CODE AND THE LAWS OF ANY OTHER TAXING JURISDICTION.

Tax Consequences To Common Shareholders

This discussion applies only to United States holders. A United States holder, as used herein, is a shareholder that is: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Other than with respect to any cash payments received in lieu of fractional shares discussed below, no gain or loss should be recognized by a shareholder upon such shareholder's exchange of pre-reverse stock split shares for post-reverse stock split shares pursuant to a reverse stock split. The aggregate tax basis of the post-reverse stock split shares received in the reverse stock split (including any fraction of a new share deemed to have been received) will be the same as the shareholder's aggregate tax basis in the pre-reverse stock split shares exchanged therefor. In general, shareholders who receive cash in exchange for their fractional share interests in the post-reverse stock split shares as a result of a reverse stock split will be deemed for federal income tax purposes to have first received the fractional share interests and then to have had those fractional share interests redeemed for cash. The shareholder's holding period for the post-reverse stock split shares will include the period during which the shareholder held the pre-reverse stock split shares surrendered in the reverse stock split.

The receipt of cash instead of a fractional share of our common stock by a United States holder of our common stock will generally result in a taxable gain or loss equal to the difference between the amount of cash received and the holder's adjusted federal income tax basis in the fractional share. Gain or loss generally will be a capital gain or loss. Capital gain of a non-corporate United States holder, upon disposition of property held for more than one year generally is taxed at a maximum rate of 15%. Deductibility of capital loss is subject to limitations.

A non-corporate shareholder that receives cash in lieu of a fractional share may be subject to backup withholding at 28% unless the shareholder provides its taxpayer identification number ("TIN") and certifies that the TIN is correct, or certifies that it is awaiting a TIN, unless an exemption applies. Backup withholding is not an additional tax. The amount of backup withholding can be credited against the United States federal income tax liability of the person subject to backup withholding, including for purposes of obtaining a refund, provided that the required information is provided to the Internal Revenue Service.

Tax Consequences to the Company

We should not recognize any gain or loss as a result of the proposed reverse stock split.

Accounting Consequences

The par value per share of our common stock would remain unchanged at $0.01 per share after any reverse stock split. As a result, on the effective date of a reverse stock split, the stated capital on the Company's balance sheet attributable to the common stock will be reduced proportionally, based on the ratio of the reverse stock split, from its present amount, and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. The net income or loss per share of common stock and net book value will be increased because there will be fewer shares of the common stock outstanding. We do not anticipate that any other accounting consequences would arise as a result of a reverse stock split.

Dissenters' Rights

Chapter 23B.13 of the Washington Business Corporation Act provides for dissenters' rights for any amendment to the articles of incorporation that reduces the total number of shares owned by the shareholder to a fraction of a share, if the fractional share created by the amendment is to be acquired by us for cash. In our case, these provisions only apply to holders of three or fewer shares of our common stock.

Any such shareholder who otherwise would have been entitled to receive only a fractional share in the reverse stock split may be entitled to a judicial appraisal of the fair value of his or her fractional share. Merely voting against the reverse stock split is not sufficient to preserve a shareholder's dissenters' rights. In order to be entitled to appraisal rights under Chapter 23B.13, a shareholder must:

- be within the class of shareholders who may be entitled to appraisal rights (i.e., those shareholders who would have been entitled to receive only a fractional share as they own three or fewer shares of our common stock);
- deliver to us, before the vote on the reverse stock split is taken, notice of the shareholder's intention to demand appraisal of his or her fractional share if the reverse stock split is effected; and
- not vote in favor of the reverse stock split (a shareholder does not have to vote against the reverse stock split to preserve dissenters' rights).

A shareholder's failure to vote in favor of the proposed reverse stock split will not be sufficient to satisfy the notice requirements of the statute; the shareholder must also deliver the required notice before the vote occurs.

The foregoing summary of Chapter 23B.13 of the Washington Business Corporation Act does not purport to be complete and is qualified in its entirety by reference to the full text of Chapter 23B.13, which is set forth as Appendix A attached to this proxy statement. Shareholders who wish to exercise their statutory right of appraisal are urged to consult legal counsel for assistance in exercising their rights. Any shareholder entitled to appraisal rights who fails to comply completely and on a timely basis with all requirements of Chapter 23B.13 for perfecting appraisal rights will lose those rights.

Board Recommendation: *The Board of Directors recommends a vote for approval of Proposal 2 to amend our Restated Articles of Incorporation to effect a one-for-four reverse stock split of all outstanding and authorized shares of our common stock.*

Proposal 3: To Approve an Amendment to Our Restated Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock from 150,000,000 to 300,000,000 Shares (on a pre-split basis)

We propose to amend Article II(A) of our Restated Articles of Incorporation to increase the number of authorized shares of common stock from 150,000,000 to 300,000,000 shares, on a pre-split basis. As amended, Article II(A) of our Restated Articles of Incorporation would read as set forth below:

> "A. Authorized Capital. The Corporation is authorized to issue a total of three hundred five million (305,000,000) shares, consisting of three hundred million (300,000,000) shares of $.01 par value to be designated "Common Stock" and five million (5,000,000) shares of $.01 par value to be designated "Preferred Stock." Subject to any rights expressly granted to Preferred Stock issued pursuant to Paragraph B of this Article, the Common Stock shall have all the rights ordinarily associated with common shares, including but not limited to general voting rights, general rights to dividends, and liquidation rights. The Preferred Stock shall have the rights and preferences described in Paragraph B of this article or in a resolution of the Board of Directors adopted pursuant to Paragraph B."

If both Proposal 2 regarding the one-for-four reverse stock split and Proposal 3 become effective, then as amended, Article II(A) of our Restated Articles of Incorporation would read as set forth below:

> "A. Authorized Capital. The Corporation is authorized to issue a total of eighty million (80,000,000) shares, consisting of seventy-five million (75,000,000) shares of $.01 par value to be designated "Common Stock" and five million (5,000,000) shares of $.01 par value to be designated "Preferred Stock." Subject to any rights expressly granted to Preferred Stock issued pursuant to

Paragraph B of this Article, the Common Stock shall have all the rights ordinarily associated with common shares, including but not limited to general voting rights, general rights to dividends, and liquidation rights. The Preferred Stock shall have the rights and preferences described in Paragraph B of this article or in a resolution of the Board of Directors adopted pursuant to Paragraph B."

As of April 17, 2006, we had no shares of preferred stock issued and outstanding of an authorized 5,000,000 shares of preferred stock and approximately 91.75 million shares of common stock issued and outstanding and had reserved approximately 48.23 million shares of common stock for issuance under existing convertibles notes, warrants, stock options and other employee benefit plans. Assuming shareholder approval of the 2006 Long-Term Equity Compensation Plan, we will have an aggregate of approximately 149.98 million shares of common stock issued and reserved for issuance at the time of the Annual Meeting.

Our authorized preferred stock of 5,000,000 shares would not be changed by this proposed amendment. Our preferred stock is undesignated. The Board of Directors, without shareholder approval, may issue the preferred stock with voting and conversion rights that could materially and adversely affect the voting power of the holders of common stock, and could also decrease the amount of earnings and assets available for distribution to the holders of common stock.

The rights of additional authorized shares of common stock would be identical to shares now authorized.

The authorization of common stock will not, in itself, have any effect on your rights as a shareholder. If the Board were to issue additional shares of common stock for other than a stock split or dividend, however, it could have a dilutive effect on our earnings per share and on your voting power in the Company, perhaps significantly.

We believe that the proposed increase in the number of authorized shares of common stock is in the best interests of our shareholders. It is important for the Board to have the flexibility to act promptly to meet future business needs as they arise. Sufficient shares should be readily available to maintain our financing and capital raising flexibility, fund acquisitions and mergers, enable employee benefit plans such as the 2006 Long-Term Equity Compensation Plan, provide for matching contributions under our 401(k) Plan, enable stock splits and dividends and for other proper business purposes. Having a limited number of shares available severely limits our flexibility and hinders our ability to raise capital, move quickly with respect to acquisition opportunities and attract employees.

By having additional shares readily available for issuance, we will be able to act expeditiously without spending the time and incurring the expense of soliciting proxies and holding special meetings of shareholders. We have no present plans, agreements, commitments or understandings for the issuance or use of these proposed additional shares of common stock, although such shares could be used as future matching contributions under our 401(k) Plan for our U.S. employees and restricted stock grants to our non-employee directors.

The Board may issue additional shares of common stock without action on your part only if the action is permissible under Washington corporate law and the rules of Nasdaq, on which our common stock is listed. For example, approval by the shareholders would be required by Nasdaq rules if the issuance of shares of common stock, or securities convertible into common stock, such as the preferred stock, would result in a change of control of the Company. Nasdaq also requires shareholder approval before the issuance of shares in private transactions equal to 20% or more of the common stock or voting power outstanding before the issuance for less than the greater of the book value or market value of the common stock and before the issuance of shares in an acquisition equal to 20% or more of the common stock or voting power outstanding before the acquisition. Exceptions to these rules may be made upon application to Nasdaq.

The future issuance of additional shares of common stock also could be used to block an unsolicited acquisition through the issuance of large blocks of stock to persons or entities considered by our officers and directors to be opposed to such acquisition, which might be deemed to have an anti-takeover effect (i.e., might impede the completion of a merger, tender offer or other takeover attempt). Our management and Board could use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of our independent shareholders. In fact, the mere existence of such a block of authorized but unissued shares, and the Board's ability to issue such shares without shareholder approval, might deter a bidder from seeking to acquire our shares on an unfriendly basis. We have other provisions in our restated articles of incorporation, restated bylaws and credit agreements that could make it more difficult for a third party to acquire us. For example, our articles of incorporation and bylaws provide limitations on removing a director, the ability of the Board to issue preferred stock with such voting, dividend, liquidation and other terms as the Board determines, no cumulative voting for directors, special voting requirements for certain mergers and other business combinations and special procedures for calling special meetings of the shareholders, proposing matters for shareholder approval and nominating directors.

While the authorization of additional shares of common stock alone or together with the preceding provisions may have an anti-takeover effect, the Board does not intend or view the proposed increase in authorized common stock as an anti-takeover measure, nor are we aware of any proposed transactions of this type. We have no present plans or proposals to adopt any other provisions or enter into any other arrangements that may have material anti-takeover consequences.

Board Recommendation: *The Board of Directors recommends that you vote* **"for"** *approval of Proposal 3 to amend our Restated Articles of Incorporation to increase the number of authorized shares of common stock to 300,000,000, on a pre-split basis.*

Proposal 4: To Approve Our 2006 Long-Term Equity Compensation Plan

On March 8, 2006, the Board of Directors approved the adoption of the 2006 Long-Term Equity Compensation Plan (the "2006 Plan"), subject to shareholder approval. The 2006 Plan authorizes the issuance of up to 10,000,000 shares (2,500,000 shares if the one-for-four reverse stock split is implemented) of common stock pursuant to stock options, as stock bonus awards and grants of restricted stock.

The complete text of the 2006 Plan is set forth as Appendix B to this proxy statement. The following summary description is qualified in its entirety to reference to the full text of the 2006 Plan.

We believe that the approval of the 2006 Plan is in the best interest of our shareholders. Stock options remain a key factor in attracting, rewarding and retaining employees, including officers. Stock options serve to align the interest of optionees with the long-term interests of our shareholders. Our options are granted at fair market value on the day of grant and generally vest over four years, with no vesting for the first year. Thus an optionee realizes an economic gain in connection with his or her stock options only if there is a long-term appreciation in the market price for our common stock. Having insufficient options available for grant would adversely affect our ability to attract and retain employees, officers, directors, agents and consultants.

In some circumstances the use of stock bonus grants and/or restricted stock grants, either alone or in combination with stock options, may provide an appropriate compensation structure and employee benefit. Given the desire to have flexibility in granting incentive awards in the future, the 2006 Plan permits the granting of stock bonuses and restricted stock grants as well as stock options.

We currently have four stock option plans with options available for grant to our employees generally. Under these four plans, an aggregate of options covering 213,669 shares of common stock remained available for grant as of December 31, 2005, of which no more than 113,599 options may be granted to executive officers and directors. We may grant restricted stock and stock bonuses only under the 2004 Long-Term Equity Plan, under which we had only 9,023 shares available for grant as of December 31, 2005. We recently terminated a stock option plan we assumed in connection with the 2004 acquisition of OctigaBay Systems Corporation, now known as Cray Canada Inc.

Terms of the 2006 Plan

Purposes of the 2006 Plan. The purposes of the 2006 Plan are to provide a means for us to attract, reward and retain the services and advice of our employees, officers, directors, agents and consultants, and to provide them with added incentives by encouraging ownership of our common stock.

Maximum Number of Shares. The 2006 Plan provides that up to 10,000,000 shares of common stock (2,500,000 shares if the one-for-four reverse stock split is approved and implemented) may be issued pursuant to the Plan pursuant to stock options, stock bonuses and restricted stock awards. These numbers would be adjusted for changes in our capital structure, such as a stock split or reverse stock split. If any option or award expires or is surrendered, cancelled or terminated for any reason without having been exercised or awarded in full, the unpurchased or unearned shares subject to such option or award shall again be available for grant under the 2006 Plan.

Types of Options. The options granted may be either incentive stock options ("ISOs") or nonqualified stock options, although ISOs may be granted only to employees. The Board determines the term of each option and when options are exercisable. The Board's general practice has been to have options become exercisable over a four-year period, with 25% becoming exercisable one year after grant and then ratably monthly over the next 36 months, although most options granted in 2005 vested on December 31, 2005, or immediately upon grant. Options granted to non-employee directors generally vest over a twelve-month period, ratably per month; options granted in 2005 to non-employee directors vested on December 31, 2005. Options expire no later than ten years from the date of grant, although the Board may grant options that expire earlier.

Stock Awards. The Board may determine the number of shares to be awarded, the period of time for the award, and the terms, conditions (including performance conditions) and restrictions applicable to each award.

Eligible Participants. Eligible participants are current or future employees (including employees who are directors), officers, independent directors, agents and consultants. The Board has the authority to select the persons to whom awards are given. Our practice is to grant additional options to nearly all employees as part of their annual reviews, and to grant options to key new employees upon hiring. We had approximately 770 employees as of March 1, 2006.

If the shareholders approve the 2006 Plan, we plan to grant restricted stock to our continuing non-employee directors pursuant to the compensation plan described above under "Corporate Governance — The Board of Directors — How We Compensate Directors — Equity Awards." The number of shares granted to each non-employee director will be determined by dividing the amounts shown corresponding to each non-employee director by the fair market value of our common stock on the date of the 2006 Annual Meeting. If the shareholders do not approve the 2006 Plan, we would grant stock options to each non-employee director pursuant to our current policy. The value of the shares of restricted stock to be granted to each continuing non-employee director is:

Name	Amount
John B. Jones, Jr.	$40,500
Kenneth W. Kennedy, Jr.	38,500
Stephen C. Kiely	45,500
Frank L. Lederman	44,000
Sally G. Narodick	53,000
Daniel C. Regis	65,500
Stephen C. Richards	53,000

We have no commitments to grant any restricted stock or grant options under the 2006 Plan to any executive officer or other employees.

Exercise Prices. The Board determines the exercise price of options. The exercise price for both incentive stock options ("ISOs") and nonqualified options may not be less than 100% of the fair market value on the date of grant. For any grant of ISOs to employees who own more than 10% of our voting stock, the exercise price must be not less than 110% of the fair market value on the date of grant and the term of the ISO cannot exceed five years.

Maximum Size of Grants. No one individual may receive options and awards aggregating more than 1,600,000 shares (400,000 shares if the one-for-four reverse stock split is approved and implemented) in any one year.

Transferability. Recent changes to the Internal Revenue Code and SEC rules now permit nonqualified options to be transferable. While generally such options remain nontransferable other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order, the Board, in its discretion and subject to such terms and conditions as it shall specify, may permit the transfer of a nonqualified option to an optionee's family members or to one or more trusts or partnerships established for the benefit of such family members. ISOs remain nontransferable other than by will or the laws of descent and distribution. The Board also may impose restrictions on the transferability of shares of stock received pursuant to other types of awards.

Termination of Service. Unless otherwise determined by the Board or specified in a particular option agreement, if an optionee's employment or service with us terminates, other than for cause, death or disability, the optionee may exercise the portion of his or her option exercisable at the time of termination for a period of three months after termination, or, if earlier, until the option expires. If the optionee is terminated for "cause" or "resigns in lieu of dismissal" (as such terms are defined in the Plan), the option is deemed to have terminated at the time of the first act which led to such termination. If an optionee dies while employed by or providing services to us, or an optionee's employment or other relationship with us terminates due to permanent and total disability, the optionee or his or her successor has 12 months from such event to exercise the option (including any unvested portion), or, if earlier, until the option expires. The Board has the authority to extend those three-month and 12-month periods, but not beyond the expiration date of any option, and to increase the portion of an option that is exercisable.

Foreign Qualified Grants. The Board may adopt such supplements to the 2006 Plan as may be necessary to comply with the applicable laws of foreign jurisdictions and to afford participants favorable treatment under such laws, provided that no award shall be granted under any such supplement with terms that are more beneficial to the participants than the terms permitted under the 2006 Plan.

Change in Control Provisions. In order to maintain the rights of participants in the event of a merger, consolidation or plan of exchange, other than in which the holders of our voting securities hold at least 50% of the voting securities of the surviving corporation or its parent corporation, or a sale of all or substantially all of our assets, or our liquidation or dissolution, then, unless the existing options and restrictions on awards are continued or assumed by the successor entity, with appropriate adjustments, then the 2006 Plan and existing options and restrictions on awards shall terminate upon the effective date of the transaction. In such event, each optionee would have the opportunity to exercise his or her options in full, including any portion not then vested, and the restrictions and conditions to outstanding stock awards would lapse, all prior to the effective date of the transaction.

Term of the Plan and Amendments. Unless sooner terminated by the Board, the 2006 Plan will terminate ten years from the date of its adoption by the Board. The Board has the power to suspend or terminate the 2006 Plan at any time. The Board is authorized to amend the 2006 Plan, except that shareholder approval is required for any amendment that would:

- increase the number of shares available for issuance under the 2006 Plan,
- permit the granting of stock options or awards to a new class of persons not presently covered by the 2006 Plan, or
- require shareholder approval under applicable law or regulation.

The Board, in its discretion, may include further provisions and limitations in any option agreement as it deems equitable and in our best interests. The Board, subject to the terms of the 2006 Plan and applicable law, may also amend outstanding options and awards, except that no amendment may be made which impairs or diminishes the rights of an option or award holder without such holder's consent. The Board, without prior shareholder approval, may not reduce the exercise price of outstanding options issued under the 2006 Plan or cancel or amend such options for the purpose of repricing, replacing or regranting such options with a lower exercise price.

U.S. Tax Consequences of the 2006 Plan

Stock Options. Under U.S. federal tax laws, the grant of a stock option will not result in taxable income at the time of the grant for us or the optionee. The optionee will have no taxable income upon exercising an ISO (except that the alternative minimum tax may apply), and we will receive no deduction when an ISO is exercised. Upon exercising a nonqualified stock option, the optionee will recognize ordinary income in the amount by which the fair market value of the common stock at the time of exercise exceeds the exercise price; we will be entitled to a deduction for the same amount. Such income is subject to withholding tax as "wages." Currently withholding and employment taxes do not apply to the exercise of an ISO or the disposition of shares acquired upon the exercise of an ISO. The Treasury Department and the Internal Revenue Service are considering whether to apply such taxes to such exercises and dispositions. Future changes in or clarifications of the tax laws may cause us to conclude that such taxes are required.

The tax treatment of an optionee for a disposition of shares acquired through the exercise of an option is dependent upon the length of time the shares have been held and on whether such shares were acquired by exercising an ISO or a nonqualified stock option. Generally upon the sale of shares obtained by exercising a nonqualified option, the optionee will treat the gain realized on the sale over the market value of our common stock on the exercise as a capital gain. If an employee exercises an ISO and holds the shares for two years from the date of grant and one year after exercise, then the optionee will recognize long-term capital gain or loss equal to the difference between the sale price and the option exercise price. Shares obtained by an exercise of an ISO that are sold without satisfying these holding periods will be treated as shares received from the exercise of a nonqualified option.

Generally, there will be no tax consequence to us in connection with the disposition of shares acquired under an option except that we may be entitled to a deduction in the case of a disposition of shares acquired upon exercise of an ISO before the applicable ISO holding periods have been satisfied.

We generally will be entitled to a tax deduction equal to the amount includable as income by the employee at the same time or times as the employee recognizes income with respect to the shares. Such income is subject to withholding tax as "wages."

Stock Bonuses and Other Grants of Stock. An employee who receives a stock bonus or a grant of stock in connection with the performance of services generally will realize taxable income at the time of receipt. An employee will not recognize income at the time of receipt, however, if the shares are subject to a substantial risk of forfeiture for purposes of Section 83 of the Internal Revenue Code, unless the employee elects under Section 83(b) of the Internal Revenue Code within 30 days after the original transfer to recognize income at the time of the original transfer. Restrictions on transferability, by themselves, do not constitute a substantial risk of forfeiture for Section 83 purposes. If the shares are subject to a substantial risk of forfeiture at the time of receipt and the employee has not made a Section 83(b) election within 30 days after the original transfer, the employee will recognize taxable income in the year the substantial risk of forfeiture lapses. We generally will be entitled to a tax deduction equal to the amount includable as income by the employee at the same time or times as the employee recognizes income with respect to the shares. Such income is subject to withholding tax as "wages," and the 2006 Plan provides that awardees may pay such withholding tax by cash or return of shares as is necessary.

Section 162(m) of the Internal Revenue Code limits to $1 million per person the amount we may deduct for compensation paid to certain officers and certain of our most highly compensated employees. Compensation received through the exercise of stock options is not subject to this $1 million limit if the option and plan meet certain requirements, including options granted with an exercise price at not less than fair market value. Our policy is to grant options meeting the requirements of Section 162(m) and applicable regulations.

Stock Price Information. The last sales price of our common stock as reported on the Nasdaq National Market System on April 17, 2006, was $1.52 per share.

Board Recommendation: *The Board of Directors recommends that you vote* **"for"** *approval of Proposal 4 to approve the 2006 Long-Term Equity Compensation Plan.*

OTHER BUSINESS

The Board knows of no other matters to be brought before the Annual Meeting of Shareholders. If, however, other matters are properly presented at the meeting, the individuals designated on the proxy card will vote your shares according to their judgment on those matters.

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, including financial statements and schedules, forms a part of our 2005 Annual Report that was mailed to shareholders with this Proxy Statement. The Annual Report is available on our web site: *www.cray.com* under *"Investors — Financials — SEC Filings."* Additional copies of the 2005 Annual Report on Form 10-K may be obtained without charge by writing to Kenneth W. Johnson, Corporate Secretary, Cray Inc., 411 First Avenue South, Suite 600, Seattle, WA 98104-2860.

By order of the Board of Directors,

KENNETH W. JOHNSON
Corporate Secretary

Seattle, Washington
April 28, 2006

RCW CHAPTER 23B.13
OF THE WASHINGTON BUSINESS CORPORATION ACT
DISSENTERS' RIGHTS

RCW 23B.13.010. Definitions

As used in this chapter:

(1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

(3) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) "Shareholder" means the record shareholder or the beneficial shareholder.

RCW 23B.13.020. Right to Dissent

(1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

(a) Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent under RCW 23B.11.040;

(b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(d) An amendment of the articles of incorporation, whether or not the shareholder was entitled to vote on the amendment, if the amendment effects a redemption or cancellation of all of the shareholder's shares in exchange for cash or other consideration other than shares of the corporation; or

(e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(2) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this chapter may not challenge the corporate action creating the shareholder's entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.900 through 25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

(3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder's shares shall terminate upon the occurrence of any one of the following events:

(a) The proposed corporate action is abandoned or rescinded;

(b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

(c) The shareholder's demand for payment is withdrawn with the written consent of the corporation.

RCW 23B.13.030. Dissent by Nominees and Beneficial Owners

(1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter's other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if:

(a) The beneficial shareholder submits to the corporation the record shareholder's consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights, which consent shall be set forth either (i) in a record or (ii) if the corporation has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location, or system, in an electronically transmitted record; and

(b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

RCW 23B.13.200. Notice of Dissenters' Rights

(1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

(2) If corporate action creating dissenters' rights under RCW 23B.13.020 is taken without a vote of shareholders, the corporation, within ten days after the effective date of such corporate action, shall deliver a notice to all shareholders entitled to assert dissenters' rights that the action was taken and send them the notice described in RCW 23B.13.220.

RCW 23B.13.210. Notice of Intent to Demand Payment

(1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights must (a) deliver to the corporation before the vote is taken notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder's shares under this chapter.

RCW 23B.13.220. Dissenters' Rights — Notice

(1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is authorized at a shareholders' meeting, the corporation shall deliver a notice to all shareholders who satisfied the requirements of RCW 23B.13.210.

(2) The notice must be sent within ten days after the effective date of the corporate action, and must:

(a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) of this section is delivered; and

(e) Be accompanied by a copy of this chapter.

RCW 23B.13.230. Duty to Demand Payment

(1) A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder's certificates, all in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits the shareholder's share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

(3) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder's shares under this chapter.

RCW 23B.13.240. Share Restrictions

(1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

(2) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

RCW 23B.13.250. Payment

(1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder's shares, plus accrued interest.

(2) The payment must be accompanied by:

(a) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

(b) An explanation of how the corporation estimated the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter's right to demand payment under RCW 23B.13.280; and

(e) A copy of this chapter.

RCW 23B.13.260. Failure to Take Action

(1) If the corporation does not effect the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to undertake the proposed action, it must send a new dissenters' notice under RCW 23B.13.220 and repeat the payment demand procedure.

RCW 23B.13.270. After-acquired Shares

(1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under RCW 23B.13.280.

RCW 23B.13.280. Procedure if Shareholder Dissatisfied with Payment or Offer

(1) A dissenter may deliver a notice to the corporation informing the corporation of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due, and demand payment of the dissenter's estimate, less any payment under RCW 23B.13.250, or reject the corporation's offer under RCW 23B.13.270 and demand payment of the dissenter's estimate of the fair value of the dissenter's shares and interest due, if:

(a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

(b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

(c) The corporation does not effect the proposed action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

RCW 23B.13.300. Court Action

(1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the superior court of the county where a corporation's principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

(5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(6) Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

RCW 23B.13.310. Court Costs and Counsel Fees

(1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

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CRAY INC.

2006 LONG-TERM EQUITY COMPENSATION PLAN

TABLE OF CONTENTS

CRAY INC.

2006 LONG-TERM EQUITY COMPENSATION PLAN

1. Purpose. The purpose of the 2006 Long-Term Equity Compensation Plan (the "Plan") is to enable Cray Inc. (the "Company") to attract, reward and retain the services or advice of the current or future employees, officers, directors, agents and consultants of the Company and its subsidiaries, and to provide added incentives to them by encouraging stock ownership in the Company. For purposes of this Plan, a person is considered to be employed by or in the service of the Company if the person is employed by or in the service of any entity (the "Employer") that is either the Company or a subsidiary of the Company.

2. Stock Subject to This Plan. Subject to adjustment as provided below and in Section 8 hereof, the stock subject to this Plan shall consist of shares of the Company's common stock (the "Common Stock"), and the total number of shares of Common Stock to be issued under this Plan shall not exceed 10,000,000 shares [2,500,000 shares if the 2006 proposed one-for-four reverse stock split is implemented], all as such Common Stock was constituted on the effective date of this Plan. If an option or award granted under this Plan expires, terminates or is canceled, the unissued shares subject to that option or award shall again be available under this Plan. If shares awarded as a bonus pursuant to Section 6 or issued pursuant to Section 7 under this Plan are forfeited to or repurchased by the Company, the number of shares forfeited or repurchased shall again be available under this Plan.

3. Administration. This Plan shall be administered by the Board of Directors of the Company (the "Board"). The Board may suspend, amend or terminate this Plan as provided in Section 10.

3.1 Powers. The Plan shall be administered by the Board, which shall determine and designate the individuals to whom options and awards shall be made, the amount of the options and awards and the other terms and conditions of the options and awards. Subject to the provisions of the Plan, the Board may adopt and amend rules and regulations relating to administration of the Plan, advance the lapse of any waiting period, accelerate any exercise date, waive or modify any restriction applicable to shares (except those restrictions imposed by law) and make all other determinations in the judgment of the Board necessary or desirable for the administration of the Plan. The interpretation and construction of the provisions of the Plan and any option or award issued under this Plan, and related agreements by the Board shall be final and conclusive. The Board may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any related agreement in the manner and to the extent it deems expedient to carry the Plan into effect, or to be consistent with any rule or regulation promulgated in connection herewith. All actions taken by the Board shall be conclusive and binding on all interested parties. The Board may delegate administrative functions to individuals who are officers or employees of the Company.

3.2 Limited Liability. No member of the Board or officer of the Company shall be liable for any action or inaction of the Board, any Board committee, the Company or any another person or, except in circumstances involving bad faith, of himself or herself. Subject only to compliance with the explicit provisions hereof, the Board may act in its absolute discretion in all matters related to this Plan.

3.3 Securities Exchange Act of 1934. At any time that the Company has a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Plan shall be administered by the Board in accordance with Rule 16b-3 adopted under the Exchange Act, as such rule may be amended from time to time.

3.4 Committee. The Board by resolution may delegate to a committee of the Board (the "Committee") any or all authority for administration of the Plan. If a Committee is appointed, all references to the Board in the Plan shall mean and relate to such Committee, except that only the Board may amend, modify, suspend or terminate the Plan as provided in Section 10.

4. Awards. The Board may grant options or awards to any current or future employee, officer, director, agent or consultant of the Company or any of its subsidiaries. The Board may take the following actions from time to time, separately or in combination, under this Plan: (a) grant Incentive Stock Options, as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to any employee of the

Company or its subsidiaries, as provided in Section 5.1 of this Plan; (b) grant options other than Incentive Stock Options ("Non-Qualified Stock Options"), as provided in Section 5.2 of this Plan; (c) award stock bonuses as provided in Section 6; and (d) issue shares subject to restrictions as provided in Section 7. The Board shall select the individuals to whom awards shall be made and shall specify the action taken with respect to each individual to whom an award is made. Shares issued upon exercise of options or awards granted under this Plan may be subject to such restrictions on transfer, repurchase rights or other restrictions as may be determined by the Board. No person may be granted options and awards to acquire more than a total of 1,600,000 shares of Common Stock [400,000 shares if the 2006 proposed one-for-four reverse stock split is implemented] in any calendar year.

5. Option Grants.

5.1 Incentive Stock Options. Incentive Stock Options shall be subject to the following terms and conditions:

(a) Incentive Stock Options may be granted under this Plan only to employees of the Company or its subsidiaries within the meaning of Section 422(a)(2) of the Code, including employees who are directors.

(b) No employee may be granted Incentive Stock Options under this Plan to the extent that the aggregate fair market value, on the date of grant, of the Common Stock with respect to which Incentive Stock Options are exercisable for the first time by that employee during any calendar year, under this Plan and under any other incentive stock option plan (within the meaning of Section 422 of the Code) of the Company or any subsidiary, exceeds $100,000. To the extent that any option designated as an Incentive Stock Option exceeds the $100,000 limit, such option shall be treated as a Non-Qualified Stock Option. In making this determination, options shall be taken into account in the order in which they were granted, and the fair market value of the shares of Common Stock shall be determined as of the time that the option with respect to such shares was granted.

(c) An Incentive Stock Option may be granted under this Plan to an employee possessing more than 10% of the total combined voting power of all classes of stock of the Company (as determined pursuant to the attribution rules contained in Section 424(d) of the Code) only if the exercise price is at least 110% of the fair market value of the Common Stock subject to the option on the date the option is granted, as described in Section 5.1(f) of this Plan, and only if the option by its terms is not exercisable after the expiration of five years from the date it is granted.

(d) Except as provided in Section 5.5 of this Plan, no Incentive Stock Option granted under this Plan may be exercised unless at the time of such exercise the optionee is employed by the Company or any subsidiary of the Company and the optionee has been so employed continuously since the date such option was granted.

(e) Subject to Sections 5.1(c) and 5.1(d) of this Plan, Incentive Stock Options granted under this Plan shall continue in effect for the period fixed by the Board, except that no Incentive Stock Option shall be exercisable after the expiration of 10 years from the date it is granted.

(f) The exercise price shall not be less than 100% of the fair market value of the shares of Common Stock covered by the Incentive Stock Option at the date the option is granted. The fair market value of shares shall be the closing price per share of the Common Stock on the trading date immediately prior to the date of grant as reported on a securities quotation system or stock exchange or other principal market for the Common Stock. If such shares are not so reported or listed, the Board shall from time to time determine the fair market value of the shares of Common Stock in its discretion.

(g) The provisions of clauses (b) and (c) of this Section shall not apply if either the applicable sections of the Code or the regulations thereunder are amended so as to change or eliminate such limitations or to permit appropriate modifications of those requirements by the Board.

(h) If within two years after an Incentive Stock Option is granted or within 12 months after an Incentive Stock Option is exercised, the optionee sells or otherwise disposes of Common Stock acquired on exercise of the Option, the optionee shall within 30 days of the sale or disposition notify the Company in writing of (i) the date of the sale or disposition, (ii) the amount realized on the sale or disposition and (iii) the nature of the disposition (e.g., sale, gift, etc.).

5.2 Non-Qualified Stock Options. Non-Qualified Stock Options shall be subject to the following terms and conditions:

(a) The exercise price shall not be less than 100% of the fair market value of the shares of Common Stock covered by the Non-Qualified Stock Option on the date the option is granted. The fair market value of shares of Common Stock covered by a Non-Qualified Stock Option shall be determined by the Board, as described in Section 5.1(f).

(b) Non-Qualified Stock Options granted under this Plan shall continue in effect for the period fixed by the Board, except that no Non-Qualified Stock Option shall be exercisable after the expiration of 10 years from the date it is granted.

5.3 Vesting. To ensure that the Company will achieve the purposes of and receive the benefits contemplated in this Plan, the Board, at its discretion, may establish a vesting schedule, change such vesting schedule or provide for no vesting schedule for options granted under the Plan. In establishing a vesting schedule, the Board may set a "Base Date", meaning a reference date for the specific option grant and optionee. If no Base Date is established by the Board for a specific option grant, then the date of grant of the option by the Board shall constitute the Base Date.

5.4 Nontransferability. Each option granted under this Plan and the rights and privileges conferred hereby may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will or by the applicable laws of descent and distribution or, with respect to Non-Qualified Stock Options, pursuant to a qualified domestic relations order. The foregoing notwithstanding, the Board on conditions it determines may permit the transferability of a Non-Qualified Stock Option by an optionee solely to members of the optionee's family or to one or more trusts or partnerships for the benefit of such family members. Any purported transfer or assignment in violation of this provision shall be void.

5.5 Termination of Options.

5.5.1 Generally. Unless otherwise determined by the Board or specified in the optionee's Option Agreement, if the optionee's employment or service with the Company and its subsidiaries terminates for any reason other than for cause, resignation, retirement, disability or death, and unless by its terms the option sooner terminates or expires, then the optionee may exercise, for a three-month period, that portion of the optionee's option which was exercisable at the time of such termination of employment or service (provided the conditions of Section 5.6.4 and any other conditions specified in the Option Agreement shall have been met by the date of exercise of such option). For purposes of this Section 5.5, references to employment or service with the Company, and similar references, shall include the Company or any of its subsidiaries.

5.5.2 For Cause; Resignation.

(a) If an optionee is terminated for cause or resigns in lieu of dismissal, any option granted hereunder shall be deemed to have terminated as of the time of the first act which led or would have led to the termination for cause or resignation in lieu of dismissal, and such optionee shall thereupon have no right to purchase any shares of Common Stock pursuant to the exercise of such option, and any such exercise shall be null and void. Termination for "cause" shall include (i) the violation by the optionee of any reasonable rule or policy of the Board or the optionee's superiors or the chief executive officer or the President of the Company that results in damage to the Company or which, after notice to do so, the optionee fails to correct within a reasonable time; (ii) any willful misconduct or gross negligence by the optionee in the responsibilities assigned to him or her; (iii) any willful failure to perform his or her job as required to meet the objectives of the Company; (iv) any wrongful conduct of an optionee which has an adverse impact on the Company or which constitutes a misappropriation of the assets of the Company; (v) unauthorized disclosure of confidential information; or (vi) the optionee's performing services for any other company or person which competes with the Company while he or she is employed by or provides services to the Company, without the prior written approval of the Chairman or President of the Company. "Resignation in lieu of dismissal" shall mean a resignation by an optionee of employment with or service to the Company if (i) the Company has given prior notice to such optionee of its intent to dismiss the optionee for circumstances that constitute cause, or (ii) within two months of the optionee's resignation, the Chairman or President of the Company or the Board determines, which determination shall be final and binding, that such resignation was related to an act which would have led to a termination for cause.

(b) If an optionee resigns from the Company, the right of the optionee to exercise his or her option shall be suspended for a period of two months from the date of resignation, unless the Chairman or the President of the Company or the Board determines otherwise in writing. Thereafter, unless there is a determination that the optionee resigned in lieu of dismissal, the option may be exercised at any time prior to the earlier of (i) the expiration date of the option, or (ii) the expiration of three months after the date of resignation, for that portion of the optionee's option which was exercisable at the time of such resignation (provided the conditions of Section 5.6.4 and any other conditions specified in the Option Agreement shall have been met at the date of exercise of such option).

5.5.3 Retirement. Unless otherwise determined by the Board, if an optionee's employment or service with the Company is terminated with the Company's approval for reasons of age, the Option may be exercised at any time prior to the earlier of (a) the expiration date of the option or (b) the expiration of three months after the date of such termination of employment or service, for that portion of the optionee's option which was exercisable at the time of such termination of employment or service (provided the conditions of Section 5.6.4 and any other conditions specified in the Option Agreement shall have been met at the date of exercise of such option).

5.5.4 Disability. Unless otherwise determined by the Board, if an optionee's employment or relationship with the Company terminates because of a permanent and total disability (as defined in Section 22(e)(3) of the Code), the Option may be exercised at any time prior to the earlier of (a) expiration date of the Option or (b) the expiration of 12 months after the date of such termination for up to the full number of shares of Common Stock covered thereby, including any portion not yet vested (provided the conditions of Section 5.6.4 and any other conditions specified in the Option Agreement shall have been met by the date of exercise of such Option).

5.5.5 Death. Unless otherwise determined by the Board, in the event of the death of an optionee while employed by or providing service to the Company, the Option may be exercised at any time prior to the earlier of (a) the expiration date of the Option or (b) the expiration of 12 months after the date of death by the person or persons to whom such optionee's rights under the option shall pass by the optionee's will or by the applicable laws of descent and distribution for up to the full number of shares of Common Stock covered thereby, including any portion not yet vested (provided the conditions of Section 5.6.4 and any other conditions specified in the Option Agreement shall have been met by the date of exercise of such Option).

5.5.6 Extension of Exercise Period. The Board, at the time of grant or at any time thereafter, may extend the three-month and 12-month exercise periods to any length of time not longer than the original expiration date of the option, and may increase the portion of an option that is exercisable, subject to such terms and conditions as the Board may determine; provided, that any extension of the exercise period or other modification of an Incentive Stock Option shall be subject to the written agreement and acknowledgment by the optionee that the extension or modification disqualifies the option as an Incentive Stock Option.

5.5.7 Failure to Exercise Option. To the extent that the option of any deceased optionee or of any optionee whose employment or service terminates is not exercised within the applicable period, all rights to purchase shares of Common Stock pursuant to such options shall cease and terminate.

5.5.8 Leaves. For purposes of this Section 5.5, employment shall be deemed to continue while the optionee is on military leave, sick leave or other bona fide leave of absence (as determined by the Board) in accordance with the policies of the Company.

5.6 *Exercise.*

5.6.1 Procedure. Subject to the provisions of Section 5.3 above, each Option may be exercised in whole or in part; provided, however, that no fewer than 100 shares (or the remaining shares then purchasable under the Option, if less than 100 shares) may be purchased upon any exercise of any Option granted hereunder and that only whole shares will be issued pursuant to the exercise of any Option (the number of 100 shares shall not be changed by any transaction or action described in Section 8 unless the Board determines that such a change is appropriate). Options shall be exercised by delivery to the Secretary of the Company or his or her designated agent of written notice of the number of shares with respect to which the Option is exercised, together with payment in full of the exercise price.

5.6.2 Payment. Payment of the option exercise price shall be made in full at the time the written notice of exercise of the option is delivered to the Secretary of the Company or his or her designated agent and shall be in cash or check or pursuant to irrevocable instructions to a stock broker to deliver the amount of sales proceeds necessary to pay the appropriate exercise price and withholding tax obligations, all in accordance with applicable governmental regulations, for the shares of Common Stock being purchased. The Board may determine at the time the option is granted for Incentive Stock Options, or at any time before exercise for Non-Qualified Stock Options, that additional forms of payment will be permitted. Unless otherwise determined by the Board, any Common Stock provided in payment of the purchase price must have been previously acquired and held by the optionee for at least six months.

5.6.3 Withholding. Prior to the issuance of shares of Common Stock upon the exercise of an option, the optionee shall pay to the Company the amount of any applicable federal, state, local and other tax withholding obligations. In addition, the optionee shall pay to the Company promptly any required federal, state and local withholding obligations arising out of a disqualifying disposition of shares acquired upon exercise of an Incentive Stock Option. The Company may withhold any distribution in whole or in part until the Company is so paid. The Company shall have the right to withhold such amount from any other amounts due or to become due from the Company, as the case may be, to the optionee, including salary (subject to applicable law) or to retain and withhold a number of shares having a market value not less than the amount of such taxes required to be withheld by the Company to reimburse it for any such taxes and cancel (in whole or in part) any such shares so withheld.

5.6.4 Conditions Precedent to Exercise. The Board may establish conditions precedent to the exercise of any option, which shall be described in the relevant Option Agreement.

5.7 Foreign Qualified Grants. Options under this Plan may be granted to officers and employees of the Company or any of its subsidiaries and other persons described in Section 4 who reside in foreign jurisdictions as the Board may determine from time to time. The Board may adopt such supplements to the Plan as are necessary to comply with the applicable laws of such foreign jurisdictions and to afford optionees favorable treatment under such laws; provided, however, that no award shall be granted under any such supplement on terms which are more beneficial to such optionees than the terms permitted by this Plan.

5.8 Corporate Mergers, Acquisitions, Etc. The Board may also grant options under this Plan having terms, conditions and provisions that vary from those specified in this Plan provided that such options are granted in substitution for, or in connection with the assumption of, existing options granted, awarded or issued by another corporation and assumed or otherwise agreed to be provided for by the Company pursuant to or by reason of a transaction involving a corporate merger, consolidation, acquisition of property or stock, reorganization or liquidation to which the Company is a party.

5.9 Holding Period. Unless otherwise determined by the Board, if a person subject to Section 16 of the Exchange Act exercises an option within six months of the date of grant of the option, the shares of Common Stock acquired upon exercise of the option may not be sold until six months after the date of grant of the option.

5.10 Option Agreements. Options granted under this Plan shall be evidenced by written stock option agreements ("Option Agreements") which shall contain such terms, conditions, limitations and restrictions as the Board shall deem advisable and which are consistent with this Plan. All Option Agreements shall include or incorporate by reference the applicable terms and conditions contained in this Plan.

6. Stock Bonuses. The Board may award shares under this Plan as stock bonuses. Shares awarded as a bonus shall be subject to the terms, conditions (including performance standards) and restrictions determined by the Board. The restrictions may include restrictions concerning transferability and forfeiture of the shares awarded, together with any other restrictions determined by the Board. The Board may require the recipient to sign an agreement as a condition of the award, but may not require the recipient to pay any monetary consideration other than amounts necessary to satisfy all federal, state, local and other tax withholding requirements. The agreement may contain any terms, conditions, restrictions, representations and warranties required by the Board. The certificates representing the shares awarded shall bear any legends required by the Board. The Company may require any recipient of a stock bonus to pay to the Company in cash or by check upon demand amounts necessary to satisfy any applicable federal, state, local and other tax withholding requirements. If the recipient fails to pay the amount demanded, the Company or the Employer may withhold that amount from other amounts payable to the recipient, including salary, subject to applicable law. With the consent of the Board, a recipient may satisfy this obligation, in whole or in part, by instructing the Company to withhold from any shares to be issued or by delivering to the Company other shares of Common Stock; provided, however, that the number of shares so withheld or delivered shall not exceed the minimum amount necessary to satisfy the required withholding obligation. Upon the issuance of a stock bonus, the number of shares reserved for issuance under the Plan shall be reduced by the number of shares issued, less the number of shares withheld or delivered to satisfy withholding obligations.

7. Restricted Stock. The Board may issue shares under this Plan for any consideration (including services and promissory notes) determined by the Board. Shares issued under this Plan shall be subject to the terms, conditions (including performance standards) and restrictions determined by the Board. The restrictions may include restrictions concerning transferability, repurchase by the Company and forfeiture of the shares issued, together with any other restrictions determined by the Board. All Common Stock issued pursuant to this Section 7 shall be subject to an agreement, which shall be executed by the Company and the prospective recipient of the shares before the delivery of certificates representing the shares to the recipient. The purchase agreement may contain any terms, conditions, restrictions, representations and warranties required by the Board. The certificates representing the shares shall bear any legends required by the Board. The Company may require any recipient of restricted stock to pay to the Company in cash or by check upon demand amounts necessary to satisfy any applicable federal, state, local and other tax withholding requirements. If the recipient fails to pay the amount demanded, the Company or the Employer may withhold that amount from other amounts payable to the recipient, including salary, subject to applicable law. With the consent of the Board, a recipient may satisfy this obligation, in whole or in part, by instructing the Company to withhold from any shares to be issued or by delivering to the Company other shares of Common Stock; provided, however, that the number of shares so withheld or delivered shall not exceed the minimum amount necessary to satisfy the required withholding obligation. Upon the issuance of restricted stock, the number of shares reserved for issuance under the Plan shall be reduced by the number of shares issued, less the number of shares withheld or delivered to satisfy withholding obligations.

8. Adjustments Upon Changes in Capitalization.

8.1 Stock Splits, Capital Stock Adjustments. The aggregate number and class of shares for which options and awards may be granted under this Plan, the number and class of shares covered by each outstanding option and award and the exercise or purchase price per share thereof (but not the total price), and each such option and award, shall all be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock of the Company resulting from a stock split, stock dividend or consolidation of shares or any like capital stock adjustment.

8.2 Effect of Merger, Sale of Assets, Liquidation or Dissolution.

8.2.1 Termination Unless Assumption or Substitution. Upon the effective date of a merger, consolidation or plan of exchange (other than a merger, consolidation or plan of exchange involving the Company in which the holders of voting securities of the Company immediately prior to such transaction own at least 50%

of the voting power of the outstanding securities of the surviving corporation or a parent of the surviving corporation after such transaction), or a sale of all or substantially all the assets of the Company, or a liquidation or dissolution of the Company, the Plan and any option theretofore granted hereunder shall terminate, and all restrictions and conditions (other than payment) of awards granted pursuant to Section 6 or Section 7 shall terminate, unless provisions be made in writing in connection with such transaction for the continuance of the Plan and for the assumption of options and awards theretofore granted, or the substitution for such options or awards, with new options and awards covering the shares of a successor corporation, or a parent, affiliate or subsidiary thereof, with appropriate adjustments as to number and kind of shares and prices thereof, in which event the Plan and the options and awards granted under it, or the new options or awards substituted therefor, shall continue in the manner and under the terms so provided.

8.2.2 Exercise and Vesting. If provision is not made pursuant to the preceding Section 8.2.1 in connection with such a transaction for the continuance of the Plan and for the assumption of options and awards, or the substitution for such options and awards of new options and awards covering the shares of a successor employer corporation or a parent, affiliate or subsidiary thereof, then each optionee under the Plan shall be entitled, prior to the effective date of any such transaction, to exercise the option for the full number of shares covered thereby, including any portion not yet vested (provided that the conditions of Section 5.6.4 and any other conditions specified in the Option Agreement shall have been met at the date of exercise of such option) and all restrictions and conditions (other than payment) of awards shall lapse.

8.3 Fractional Shares. In the event of any adjustment in the number of shares covered by any option or award, any fractional shares resulting from such adjustment shall be disregarded and each such option and award shall cover only the number of full shares resulting from such adjustment.

8.4 Determination of Board to Be Final. All adjustments under this Section 8 shall be made by the Board, and its determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. Unless an optionee agrees otherwise, any change or adjustment to an Incentive Stock Option shall be made, if possible, in such a manner so as not to constitute a "modification," as defined in Section 424(h) of the Code, and so as not to cause the optionee's Incentive Stock Option to fail to continue to qualify as an Incentive Stock Option.

9. Securities Regulations.

9.1 Compliance with Law. Shares of Common Stock shall not be issued with respect to an option or award granted under this Plan unless the exercise of such option and the issuance and delivery of such shares pursuant to such option or award complies with all relevant provisions of law, including, without limitation, any applicable state securities laws, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, applicable laws of foreign countries and other jurisdictions and the requirements of any quotation service or stock exchange upon which the shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance, including the availability of an exemption from registration for the issuance and sale of any shares hereunder. The inability of the Company to obtain, from any regulatory body having jurisdiction, the authority deemed by the Company's counsel to be necessary for the lawful issuance and sale of any shares hereunder or the unavailability of an exemption from registration for the issuance and sale of any shares hereunder shall relieve the Company of any liability with respect of the nonissuance or sale of such shares as to which such requisite authority shall not have been obtained.

9.2 Investment Purpose. As a condition to the exercise of an option or receipt of stock pursuant to an award, the Company may require the optionee or awardee to represent and warrant at the time of any such exercise or receipt that the shares of Common Stock are being acquired only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any relevant provision of the aforementioned laws. The Company may place a stop-transfer order against any shares of Common Stock on the official stock books and records of the Company, and a legend may be stamped on stock certificates to the effect that the shares of Common Stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided (concurred in by counsel for the Company) stating that such transfer is not in violation of any applicable law or regulation. The

Board may also require such other action or agreement by the optionees as may from time to time be necessary to comply with the federal and state securities laws. THIS PROVISION SHALL NOT OBLIGATE THE COMPANY TO UNDERTAKE REGISTRATION OF THE OPTIONS OR STOCK THEREUNDER OR ANY AWARDS UNDER THIS PLAN.

10. Amendment and Termination.

10.1 Plan. The Board may at any time suspend, amend or terminate this Plan, provided that, except as set forth in Section 8, the approval of the Company's shareholders is necessary within 12 months before or after the adoption by the Board of any amendment that will:

(a) increase the number of shares of Common Stock that are to be reserved for the issuance under this Plan;

(b) permit the granting of stock options or awards to a class of persons other than those presently permitted to receive stock options or awards under this Plan; or

(c) require shareholder approval under applicable law, including Section 16(b) of the Exchange Act, or the regulations of any securities market or exchange on which the Common Stock is then listed for trading or quotation.

10.2 Options. Subject to the requirements of Section 422 of the Code with respect to Incentive Stock Options and to the terms and conditions and within the limitations of this Plan, the Board may modify or amend outstanding options and awards granted under this Plan, provided that, without the prior approval of the Company's shareholders, no such modification or amendment, except for adjustments made pursuant to Section 8.1 or as described in Section 8.2.1, shall reduce the exercise price of outstanding options issued under this Plan, or cancel or amend outstanding options issued under this Plan for the purpose of repricing, replacing or regranting such options with an exercise price that is less than the original exercise price (as adjusted pursuant to Section 8.1 or as described in Section 8.2.1) of such options. The modification or amendment of an outstanding option shall not, without the consent of the optionee or awardee, impair or diminish any of his or her rights or any of the obligations of the Company under such option or award. Except as otherwise provided in this Plan, no outstanding option or award shall be terminated without the consent of the optionee or awardee. Unless the optionee agrees otherwise, any changes or adjustments made to outstanding Incentive Stock Options granted under this Plan shall be made in such a manner so as not to constitute a "modification," as defined in Section 424(h) of the Code, and so as not to cause any Incentive Stock Option issued hereunder to fail to continue to qualify as an Incentive Stock Option as defined in Section 422(b) of the Code.

10.3 Automatic Termination. Unless sooner terminated by the Board, this Plan shall terminate ten years from the date on which this Plan is adopted by the Board. No option or award may be granted after such termination or during any suspension of this Plan. The amendment or termination of this Plan shall not, without the consent of the optionee or awardee, alter or impair any rights or obligations under any option and award theretofore granted under this Plan.

11. Miscellaneous.

11.1 Time of Granting Options. The date of grant of an option shall, for all purposes, be the date on which the Company completes the required corporate action relating to the grant of an option; the execution of an Option Agreement and the conditions to the exercise of an option shall not defer the date of grant.

11.2 No Status as Shareholder. The recipient of any award under the Plan shall have no rights as a shareholder with respect to any shares of Common Stock until the date the recipient becomes the holder of record of those shares. Except as otherwise expressly provided in the Plan, no adjustment shall be made for dividends or other rights for which the record date occurs before the date the recipient becomes the holder of record.

11.3 Status as an Employee. Nothing in the Plan or any award pursuant to the Plan shall (i) confer upon any employee any right to be continued in the employment of an Employer or interfere in any way with the Employer's right to terminate the employee's employment at will at any time, for any reason, with or without cause, or to decrease the employee's compensation or benefits, or (ii) confer upon any person engaged by an Employer any right to be retained or employed by the Employer or to the continuation, extension, renewal or modification of any compensation, contract or arrangement with or by the Employer.

11.4 Reservation of Shares. The Company, during the term of this Plan, at all times will reserve and keep available such number of shares of Common Stock as shall be sufficient to satisfy the requirements of this Plan.

12. Effectiveness of This Plan. This Plan shall become effective upon adoption by the Board so long as it is duly approved by the Company's shareholders any time within 12 months after the adoption of this Plan. No option granted under this Plan to any officer or director of the Company shall become exercisable, however, until the Plan is approved by the shareholders, and any options and awards granted prior to such approval shall be conditioned upon and are subject to such approval.

Adopted by the Board of Directors as of March 8, 2006, and approved by the Shareholders on June , 2006.

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2005

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From _______ to _______.

Commission file number: 0-26820

CRAY INC.
(Exact name of registrant as specified in its charter)

Washington (State or Other Jurisdiction of Incorporation or Organization)	**93-0962605** (I.R.S. Employer Identification No.)
411 First Avenue South, Suite 600 **Seattle, Washington** (Address of Principal Executive Office)	**98104-2860** (Zip Code)

Registrant's telephone number, Including Area Code: (206) 701-2000

Securities Registered Pursuant to Section 12(b) of the Exchange Act: NONE

Securities Registered Pursuant to Section 12(g) of the Exchange Act:
Common Stock, $.01 par value

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ☐ No ☑

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act: Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one): ☐ Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☑

The aggregate market value of the Common Stock held by non-affiliates of the Registrant as of June 30, 2005, was approximately $108,175,000, based upon the closing price of $1.24 per share reported for such date on the Nasdaq National Market System.

As of April 17, 2006, there were 91,750,299 shares of Common Stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement to be delivered to shareholders in connection with the Registrant's Annual Meeting of Shareholders to be held on June 6, 2006, are incorporated by reference into Part III.

CRAY INC.

FORM 10-K
For Fiscal Year Ended December 31, 2005

INDEX

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenue or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. We assume no obligation to update these forward-looking statements.

The risks, uncertainties and assumptions referred to above include fluctuating operating results with possibility of periodic losses and uneven and possibly negative cash flows; need for increased product revenue and margin, particularly from our Cray XT3 system and upgrade and successor systems; the technical challenges of developing new supercomputer systems on time and budget; the timing of product orders, shipments and customer acceptances; the timing and level of government support for supercomputer system development; whether we will be awarded a phase 3 contract under the DARPA High Productivity Computing Systems program; our dependency on third-party suppliers to build and deliver components timely that meet our specifications; the challenge of maintaining expense growth at modest levels while increasing revenue; our ability to attract, retain and motivate key employees, including executive officers and managers; and other risks that are described from time to time in our reports filed with the Securities and Exchange Commission ("SEC" or "Commission"), including but not limited to the items discussed in "Risk Factors" set forth in Item 1A below in this report, and in subsequently filed reports.

In this report, we rely on and refer to information and statistics regarding the markets for various products. We obtained this information from third-party sources, discussions with our customers and our own internal estimates. We believe that these third-party sources are reliable, but we have not independently verified them and there can be no assurance that they are accurate.

PART I

Item 1. *Business*

General

We design, develop, manufacture, market and service high performance computer systems, commonly known as supercomputers. These systems provide capability and capacity far beyond typical server-based computer systems and address challenging scientific and engineering computing problems for government, industry and academia.

We are dedicated solely to the supercomputing market. We have concentrated our product roadmap on building balanced systems combining highly capable processors (whether developed by ourselves or others) along with highly scalable software with very high speed interconnect and communications capabilities throughout the entire computing system, not solely from processor-to-processor. We believe we are very well positioned to meet the high performance computing market's demanding needs by providing superior supercomputer systems with performance and cost advantages over low-bandwidth and cluster systems when sustained performance on challenging applications and workloads and total cost of ownership are taken into account.

Our 2005 product revenue primarily came from sales of our three principal products, the Cray X1E, Cray XT3 and Cray XD1 systems, and government funding for our Red Storm and Cascade development projects. We also derive revenue from providing maintenance and support services to the worldwide installed base of Cray computers and professional services that leverage our technical knowledge. See "Product Offerings, Projects and Services" below.

Our revenue, net income or loss and cash balances are likely to fluctuate significantly from quarter to quarter and within a quarter due to the high average sales prices and limited number of sales of our larger products, the timing of purchase orders and product deliveries, our general policy of not recognizing product revenue for our larger systems until customer acceptance and other contractual provisions have been fulfilled, and the uncertain timing of payments for product sales, maintenance services, government research and development funding, and inventory.

We were incorporated under the laws of the State of Washington in December 1987. Our corporate headquarter offices are located at 411 First Avenue South, Suite 600, Seattle, Washington, 98104-2860, our telephone number is (206) 701-2000 and our website address is: www.cray.com. The contents of our website are not incorporated by reference into this Annual Report on Form 10-K or our other SEC reports and filings.

Our History

In many ways our current history began on April 1, 2000, when we, as Tera Computer Company, acquired the operating assets of the Cray Research division from Silicon Graphics, Inc. ("SGI"), and renamed ourselves Cray Inc. Tera Computer Company was founded in 1987 with the purpose of developing a new supercomputer system based on multithreaded architecture. In early 2000 we were still in the development stage with limited revenue and approximately 125 employees, almost all of whom were located in our Seattle office.

Cray Research, Inc., founded in 1972 by Seymour Cray, pioneered the use of vector systems in a variety of market sectors and dominated the supercomputer market in the late 1970's and 1980's. Cray Research introduced a series of vector-based systems, including the Cray 1, Y-MP, C90, J90, T90 and SV1 systems. Cray Research also developed leading high-bandwidth massively parallel systems, notably the Cray T3E system, using Alpha microprocessors from Digital Equipment and later Compaq Computer. In 1996 SGI acquired Cray Research and cancelled the development of the successors to the only two U.S. produced capability-class supercomputers at the time, the Cray T90 and T3E systems. In 1997 the U.S. government imposed extensive anti-dumping duties on Japanese vector supercomputers, effectively preventing them from entering the U.S. market. These developments combined to eliminate the availability of high-bandwidth computer systems in the United States high performance computing market, greatly diminishing the U.S. market's access to these systems. In 1998 SGI and the Department of Defense ("DOD") entered into a cost-sharing contract for the development of the Cray X1 system (then code-named the Cray SV2). In 1999 SGI announced that it would consider offers to purchase the Cray Research division.

Cray Research Acquisition

On April 1, 2000, we acquired the operating assets of the Cray Research business unit from SGI and changed our corporate name to Cray Inc. In that transaction, we acquired the Cray product lines, the Cray X1 development project and related cost-sharing contract, a worldwide service organization supporting Cray supercomputers installed at customer sites, integration and final assembly operations, software products and related experience and expertise, approximately 775 employees, product and service inventory, real property located in Chippewa Falls, Wisconsin, and the Cray brand name. Pursuant to a technology agreement, SGI assigned to us various patents and other intellectual property and licensed to us the rights to other patents and intellectual property. As part of the acquisition, we assumed responsibility for the cost of servicing the Cray T90 vector computers. We agreed with SGI that we would not utilize specified technology to develop specific successor products to the Cray T3E product line, and we agreed to limit our use of SGI's IRIX operating system to the Cray X1 product family.

Post-Acquisition

Following the acquisition, we integrated our approximately 900 employees into one company, either had service, sales and other contracts assigned to us or entered into new contracts with customers and vendors, continued the development of the Cray X1 system and continued to sell the then-existing Cray products, principally the Cray T3E and SV1 systems.

In May 2001 the U.S. anti-dumping order against Japanese vector supercomputers was lifted, NEC Corporation invested $25 million in us and we became a distributor of the NEC SX series of supercomputers, with exclusive rights in North America and non-exclusive rights outside of North America. In 2003 NEC sold its investment in us, cancelled our exclusive rights and we became a non-exclusive distributor worldwide.

In 2001 and 2002 we focused our development efforts on the Cray X1 system; initial deliveries of the Cray X1 system began in late 2002. The Cray X1 system, designed for the high end of the supercomputer market, was the only new product we were selling in 2003 and the first three quarters of 2004. In 2004 we developed the Cray X1E system that significantly increased the system's processor speed and capability; the first Cray X1E system customer shipment occurred at the end of 2004.

In mid-2002 we began our Red Storm development project with Sandia National Laboratories to design and deliver a new high-bandwidth, massively parallel processing supercomputer system. The Red Storm hardware system was shipped in installments to Sandia, with the final hardware shipment in the first quarter of 2005, with further installation of component upgrades as they become available. Working with Sandia, we developed and installed system software designed to run applications programs across the entire system of over 10,000 processors. Recently the Red Storm system became the first computer system to surpass the one terabyte-per-second performance mark on the PTRANS interconnect bandwidth test, a key indicator of the network's total communications capability. The Red Storm project provided the development basis for a commercial product, our Cray XT3 system, targeting the need for highly scalable, high-bandwidth, microprocessor-based supercomputers. The Cray XT3 system initial customer shipment occurred in the fourth quarter of 2004, with full production ramp in the first half of 2005, and we expect that the Cray XT3 and planned upgrade and successor systems will provide a majority of our product revenue in 2006 and be an important revenue contributor in succeeding years.

In mid-2002 we also began work under a contract awarded by the Defense Advanced Research Projects Agency ("DARPA") pursuant to its High Productivity Computing Systems (HPCS) program to develop a system capable of sustained performance in excess of one petaflops (1,000 trillion floating point operations per second), which we call our Cascade program. We are currently completing phase 2 (the research phase) of this project, which ends in mid-2006, and we intend to bid on phase 3 (the prototype phase) later this spring; phase 3 awards are expected to be announced in July 2006.

On April 1, 2004, we acquired OctigaBay Systems Corporation, a privately-held company located in Burnaby, B.C., Canada. OctigaBay was developing a balanced, high-bandwidth system, designed to be highly reliable and easy-to-use, targeted for the midrange market. We renamed OctigaBay Systems Corporation as Cray Canada Inc. and renamed the OctigaBay product as the Cray XD1 system. Initial commercial shipments of the Cray XD1 system began late in the third quarter of 2004, with full production ramp in the first half of 2005. We plan to combine the capabilities of the Cray XD1 system with our Cray XT3 system into a single product in 2007.

Discussions that relate to periods prior to April 1, 2000, refer to our operations as Tera Computer Company, and discussions that relate to periods after April 1, 2000, refer to our combined operations as Cray Inc.

The High Performance Computing Industry

Since the pioneering Cray-1 system arrived in 1976, supercomputers — often defined simply as the most powerful class of computers at any time — have contributed substantially to the advancement of knowledge and the quality of human life. Problems of major economic, scientific and strategic importance typically are addressed by supercomputers, which usually sell for several millions of dollars each, years before becoming tractable with less capable systems. For scientific applications, the increased need for computing power has been driven by highly challenging problems that can be solved only through numerically intensive computation and large data set manipulation. For engineering applications, high performance computers boost productivity and decrease risk and the time to market for companies and products in a broad range of industries. The U.S. government has recognized that the continued development of high performance computer systems is of critical importance to national defense and the economic, scientific and strategic competitiveness of the United States.

Increasing Demand for Supercomputer Power

Many applications promising future competitive and scientific advantage demand 10 to 1,000 times more supercomputer power than anything available today. We believe there are three principal factors driving the demand in the high performance computing market: the continuing demand for advanced design and simulation capability, continuing concerns about national security issues and the recognized need to advance scientific research for domestic competitiveness of many countries around the world.

The demand for design capabilities grows seemingly without limit. Weather forecasting and climate modeling centers need increasing computer speeds to handle larger volumes of data to produce more accurate and localized short-term and longer-term forecasts and climate change models. Aerospace firms envision more efficient planes and space vehicles. Automotive companies are targeting increased passenger cabin comfort, better fuel mileage and improved safety and handling. Using genomic and proteomic technologies for drug development are areas of intensive research and substantial spending by research centers and biotechnology and pharmaceutical companies.

Governments have a wide range of unmet security needs, heightened by an emphasis on anti-terrorism. These needs primarily relate to burgeoning cryptanalysis requirements arising from a more diverse and growing number of sources and requirements for rapid and accurate analysis and integration of information from many disparate sources. In addition, governments need better simulation and modeling of a wide range of weapons and the computational ability to address various classified applications.

In 2002 the Japanese government announced the completion of the Japanese Earth Simulator project. This high-bandwidth, vector-based system remains acknowledged as one of the world's most powerful installed computer systems with high sustained operating performance on real applications. The Japanese Earth Simulator validated our proposition that high-bandwidth and sustained performance are critical, and has provided Japan with the opportunity to lead in scientific research in fields such as weather and climate, geophysics, nanotechnology and metallurgy.

The Advantages of Bandwidth

When we speak of "bandwidth," we mean the rate at which processors can communicate with other processors, with the system's internal memory subsystem and with input/output ("I/O") connections.

Today's high performance computer market is replete with low-bandwidth systems and off-the-shelf commodity-based cluster systems that loosely link together multiple commodity servers or personal computers by means of commercially available interconnect products. In recent years, the speed and capabilities of off-the-shelf interconnect systems and processors have continued to improve, and independent software vendors have adapted their application codes to exploit the capabilities and partially mask the weaknesses of these systems. These systems offer competitive price/performance on small problems and larger problems lacking communications complexity.

We are dedicated solely to the supercomputing market. Although we are a comparatively small company, we have invested significantly to develop advanced supercomputing systems. We differentiate ourselves from our competitors primarily by emphasizing the processing and communication capabilities of our systems. We have concentrated our product roadmap on building balanced systems combining highly capable processors (whether developed by ourselves or others) along with scalable software with very high speed interconnect and communication capabilities throughout the entire computing system. Our supercomputer systems are "balanced" in that our systems are fast not only between processors but also between processors and memory and I/O subsystems, allowing the entire system to scale to deliver the highest levels of capability so that users may run their largest and most challenging problems significantly faster. Competitive systems may use processors with higher rated or theoretical speeds than some of our systems — although at 18 gigaflops (billions of floating point operations per second) our Cray X1E processor is currently one of the world's fastest — but even in those cases our systems typically outperform competing products on the most challenging applications by using their high-bandwidth communications and scaling software capabilities to deliver more data to the Cray processors and keep them busier and more efficient, especially at large scale.

As we design our supercomputer systems for the needs of the high performance computing market, we say they are "purpose-built" for this market. Vendors of low-bandwidth systems, such as Dell and several other companies building clusters with commercially available commodity technology, design and build their processors and systems to meet the requirements of their larger commercial computer markets — for servers and personal computers — and then attempt to leverage these commercial server-based products into the supercomputer market.

Low-bandwidth and cluster systems may offer higher theoretical peak performance, for equivalent cost, than do our systems. Theoretical peak performance is the highest theoretical possible speed at which a computer system could, but never does, operate (obtained simply by multiplying the number of processors by the designed rated peak speed of each processor, assuming no bottlenecks or inefficiences). Sustained performance, always lower than peak, is the actual speed at which a supercomputer system runs an application program. The sustained performance of low-bandwidth and cluster systems on complex applications frequently is a small fraction, often less than 5-10%, of their theoretical peak performance, and as these systems become larger, their efficiency declines even further, sometimes below 1% for the most challenging applications. Our systems, designed for balanced total system communications capability, provide high actual sustained performance on difficult computational problems, even though in some cases they may have a lower theoretical peak performance than competitors' systems. While sustained performance may vary widely on different applications, our systems generally operate on a sustained basis from 1.5 to 10 times that of competitors' systems. We expect our systems to provide price/performance advantages over low-bandwidth and cluster systems when actual performance on real applications is taken into account.

The advent of the Cray X1 system in late 2002 provided the first new high-bandwidth alternative for the U.S. high-end high performance computer customers since the mid-1990's. Our introduction in late 2004 of the Cray XT3 and Cray XD1 systems extended the availability of high-bandwidth systems to systems that use commodity processors.

The High Performance Computing Market

Industry analyst firm, International Data Corporation ("IDC"), provides information regarding the high performance computing systems market, including historical data and projections. IDC preliminarily estimates that the revenue for the entire high performance technical computing market totaled approximately $9.1 billion in 2005. IDC segments the high performance computing systems market based on prices and, at the higher end, intended use. IDC descriptions and estimates of revenue in recent years for each of these segments (preliminary estimates for 2005) follow:

- *Capability.* Systems configured and purchased to solve the largest, most demanding problems, and generally priced at $1 million or more. The size of the capability segment has ranged in recent years from about $800 million to $1.2 billion, with 2005 estimated revenue of $870 million.
- *Enterprise.* Systems purchased to support technical applications in throughput environments and sold for $1.0 million or more, with 2005 estimated revenue of $1.2 billion.
- *Divisional.* Systems purchased to support technical applications in throughput environments and sold for $250,000 to $999,999, with 2005 estimated revenue of $1.9 billion.
- *Departmental.* Systems purchased to support technical applications in throughput environments and sold for $50,000 to $250,000, with 2005 estimated revenue of $2.9 billion.
- *Workgroup.* Systems purchased to support technical applications in throughput environments and sold for less than $50,000, with 2005 estimated revenue of $2.2 billion.

We focus on the capability segment of the high performance computing market where the features we are known for — high speed processors coupled with very fast communications — are widely recognized as necessary to solve the world's most difficult computing problems. With the Cray XT3 and Cray XD1 systems, our addressable market expanded into parts of the enterprise segment.

Our Target Market and Customers

Our target markets for 2006 and beyond principally include the government/classified, scientific research, weather/environmental, and automotive, aerospace and manufacturing markets. In certain of our targeted markets, such as the government/classified and scientific research markets, customers have their own application programs and are accustomed to using new, less proven systems. Other target customers, such as automotive and aerospace firms and some governmental agencies, require third-party application programs in production environments.

Government/Classified

Government agencies have represented a significant segment for Cray Research and ourselves for many years. Certain governmental departments continue to provide funding support for our research and development efforts to meet their objectives. We expect long-term spending on national security and defense to increase. Current and target customers for our products include DOD classified customers and parts of the Department of Energy, which funds the Sandia National Laboratories, Los Alamos National Laboratory and Lawrence Livermore National Laboratory, and certain foreign counterparts.

Scientific Research

The scientific research segment includes both unclassified governmental and academic research laboratories and centers. The DOD, through its Defense High Performance Computing Modernization Program, funds a number of research organizations. Network Computing Services, Inc., the system integrator for the Army High Performance Computing Research Center in Minneapolis, the U.S. Army Corps of Engineers' Engineering, Research and Development Center (ERDC) in Vicksburg, Mississippi, the Corp's Major Shared Resource Center, and the Arctic Region Supercomputing Center in Fairbanks, for example, were early purchasers of our Cray X1 system, and the Army Center upgraded its Cray X1 system to a Cray X1E system. The Office of Science in the Department of Energy, which funds the Oak Ridge National Laboratory, Argonne National Laboratory and National Energy Research Scientific Computing Center, is a key target customer as is the National Aeronautics and Space Administration. Oak Ridge National Laboratory is a significant customer for Cray X1, X1E and XT3 systems and related services. The Pittsburgh Supercomputing Center, funded by the National Science Foundation, has acquired a Cray XT3 system with 10 teraflops (trillions of calculations per second) peak performance, and ERDC recently accepted a Cray XT3 system with 20 teraflops peak performance. The Maui High Performance Computing Center, a U.S. Air Force Research Laboratory's Directed Energy Directorate facility funded by the Defense High Performance Computing Modernization Program, acquired a Cray XD1 system with a peak performance of about 1.4 teraflops to increase the Center's capabilities in space surveillance and image processing. Cray XD1 systems have been acquired by governmental and academic research laboratories and centers in Italy, Germany, India, the United Kingdom and the United States.

Weather/Environmental

Weather forecasting and climate modeling applications require increasing speed and larger volumes of data and thus are targets for our high-bandwidth systems. Cray supercomputers are used in weather centers worldwide, from the United Kingdom to Korea. We have installed Cray X1 and Cray X1E systems at the Spanish National Institute of Meteorology and the Korea Meteorological Administration, where the Cray X1E system is the most powerful operational weather forecasting system in the world.

Automotive, Aerospace and Manufacturing

These industries use supercomputers to design lighter, safer and more durable vehicles as well as to study wind noise and airflow around the vehicle and in many other computer-aided engineering applications. Several of the major automobile companies and aerospace companies are Cray customers. We have installed a Cray X1 system at The Boeing Company, which uses the system primarily to run structural analysis and computational fluid dynamics codes. The Cray XD1 system, especially in larger configurations, has demonstrated early impressive results on certain automotive crash, computational fluid dynamics and other important manufacturing applications, with both Toyota Auto Body and Sony Corporation in Japan as recent customers.

Product Offerings, Projects and Services

Our supercomputing products provide high-bandwidth and other capabilities needed for exploiting new and existing market opportunities. Among supercomputer vendors, our intent is to offer the most scalable and highest (sustained) performing systems in the high performance computing market. Our goal is to bring major enhancements and/or new products to market every 12 to 24 months using both custom and commodity processor-based supercomputers.

Current Products

Cray XT3 System

The Cray XT3 system uses Advanced Micro Devices Inc. ("AMD") single-core and dual-core Opteron™ processors connected via our high-bandwidth interconnect network. It incorporates a massively parallel optimized operating system and a standards-based programming environment designed to deliver very high sustained application performance in configurations from 200 to 30,000 processors. The Cray XT3 system features a tightly integrated management system to provide high reliability and to run full-system applications to completion. The Cray XT3 system is based on the Red Storm architecture we co-developed with Sandia National Laboratories. We began shipments of early versions of the Cray XT3 system in the fourth quarter of 2004, with full production ramp in the first half of 2005. Our selling focus for the Cray XT3 systems covers a range of peak performance from one to over 100 teraflops. List selling prices for a one cabinet system start at under $2 million. We expect the Cray XT3 system, including planned upgrade and successor systems, to provide a majority of our product revenue in 2006 and to be an important revenue contributor in succeeding years.

Cray X1E System

In late 2002 we completed hardware development of the new Cray X1 system, which incorporates in its design both vector-processing capabilities from the long line of Cray Research vector systems and massively parallel capabilities analogous to those of our prior generation Cray T3E system. Designed to provide efficient scalability and high-bandwidth to run complex applications at high sustained speeds, the Cray X1 system is an "extreme performance" supercomputer aimed at the high end of the vector processing and massively parallel systems markets. We commenced delivering production systems late in the fourth quarter of 2002. In 2003 we enhanced the Cray X1 system hardware and software, ported application programs to provide the features and stability required in a production environment by governmental and industrial users, and delivered ever-larger integrated systems. The Cray X1E system, first shipped in December 2004, nearly triples the peak performance of the Cray X1 system and features one of the world's most powerful processors, at 18 gigaflops. Our selling focus for the Cray X1E system covers a range of performance from 500 gigaflops to 20 teraflops. Many of our Cray X1 customers upgraded to Cray X1E systems. The last Cray X1E system will ship in 2006 as we finish development of a successor system, code-named "BlackWidow," designed to improve system performance and scalability for delivery in 2007.

Cray XD1 System

The Cray XD1 system, like the Cray XT3 system, is a purpose-built, balanced high-bandwidth system that employs standard microprocessors but is designed for the mid-range market. It provides superior sustained application performance employing the direct connected processor architecture to link processors directly to each other and memory, eliminating interconnect bottlenecks and providing greater bandwidth and lower latency than typical cluster systems currently available. The Cray XD1 system leverages high volume technologies such as AMD's HyperTransport and Opteron technologies. It also uses a Linux-based operating system in connection with our automated management infrastructure and provides the opportunity to accelerate application performance through the use of field programmable gate arrays. Our selling focus for the Cray XD1 system ranges from 58 gigaflops to over 2.5 teraflops with processor counts from 12 to more than 512. List prices for one unit (chassis) systems start at under $100,000, with multiple units providing enhanced application scaling performance. We plan to combine the capabilities of the Cray XD1 system with our Cray XT3 system into a single product in 2007.

Resale of Products of Other Companies

We offer the NEC SX series of vector supercomputers on a non-exclusive basis, and sell to our supercomputer customers storage systems from DataDirect Networks, Inc., Engenio Storage Group of LSI Logic Corporation, and Advanced Digital Information Corporation. We do not expect to record significant revenue in 2006 from this activity.

Current Projects

Cascade Project

In mid-2002 DARPA selected Cray and four other companies for phase 1 of its HPCS program leading to the development of a commercially available high productivity system capable of running real-world applications with sustained performance in excess of one petaflops by 2010. In addition to having high sustained performance, the resulting system is to be designed to be much easier to program, more broadly applicable and more robust than current designs. In mid-2003 we signed a phase 2 research agreement with DARPA that provided us and our research partners, Stanford University, California Institute of Technology/ Jet Propulsion Laboratories and the University of Notre Dame, with just under $50 million over three years to investigate advanced design concepts for the petaflops system. IBM and Sun Microsystems received similar awards. We expect to complete phase 2 in July 2006 and we are preparing our bid for phase 3, the prototype phase. In July 2006 DARPA is expected to select one or two vendors for phase 3 with initial prototype deliveries scheduled for late 2010. Phase 3 awards are expected to be in the range of $200 million to $250 million each, payable over about five years, with awardees contributing a significant portion of the total costs.

Red Storm

In mid-2002 we contracted with Sandia National Laboratories to design and deliver a new massively parallel 40-teraflop processing system, called Red Storm, that uses over 10,000 Opteron processors from AMD connected via our low-latency, high-bandwidth interconnect network based on HyperTransport technology. The Red Storm project involves critical network and operating system development. We completed delivery and installation of the Red Storm hardware at Sandia in the first quarter of 2005, with subsequent installation of certain component upgrades as they become available. Together with Sandia, we developed and installed system software designed to run applications programs across the entire system. In November 2005 we announced that we will expand the Red Storm system to more than 14,000 Opteron processors with a peak performance of more than 50 teraflops (trillions of calculations per second) from its current 40-teraflop capacity.

Other Research and Development Activities

We are involved in several substantial research projects to develop vector, multithreaded and commodity processor-based offerings that will continue to advance performance and scalability. These activities include successors to the Cray XT3 system, with an upgrade system scheduled for delivery in the fourth quarter of 2006; a successor to the Cray X1/X1E line, code-named BlackWidow, with initial product deliveries scheduled for 2007; and continued development of our multithreaded system, code-named our Eldorado project, with initial product deliveries scheduled for 2007. We have established a long-term vision, which we refer to as "Adaptive Supercomputing," to support the anticipated future needs of high performance computing customers. With Adaptive Supercomputing, the concept of heterogeneous computing — access to multiple processor technologies — is expanded to a fully integrated view of both hardware and software supporting multiple processing technologies within a single system. We believe we have a significant foundation in making this vision a reality because of our unique background in custom processor architectures, including vector and multithreaded technologies, as well as commodity and new co-processor technologies such as field programmable gate arrays. Our plan is to increasingly integrate these processing technologies over the next few years into a single Linux-based platform. We expect to include powerful compilers and related software that will analyze and match application code to the most appropriate processing elements, which is expected to allow programmers to write code in a more natural way and users to benefit from substantially better performance.

These projects are expensive undertakings in terms of dollars, people and time. We seek government funding, such as funding provided for the Red Storm, Cascade, Cray X1/X1E, BlackWidow and Eldorado projects, to help defray the costs of this advanced research and development.

Services

Our extensive worldwide maintenance and support organization provides us with a competitive advantage and a predictable flow of revenue and cash. Support services are provided under separate maintenance contracts with our customers. These contracts generally provide for support services on an annual basis, although some cover multiple years. While most customers pay for support monthly, others pay on a quarterly or annual basis.

Our professional services organization supports our emphasis on providing solutions rather than just computer systems to our customers. This organization provides consulting, integration of Cray products, custom hardware and software engineering, advanced computer training, site engineering, data center operation and project management services. These services leverage our reputation and skills for services and industry technical leadership.

Technology

Our leadership in the high performance computer industry depends on successful development and introduction of new products and enhancements to existing products. Our research and development activities are focused on system architecture, hardware and software necessary to implement our product roadmap.

Architecture

We believe we are the only company in the world with significant demonstrated expertise in four primary processor technologies: vector processing, massively parallel processing, multithreading and co-processing with field programmable gate arrays.

Cray Research pioneered the use of vector systems, from the Cray-1 to the Cray T90 systems. These systems traditionally have used a moderate number (one to 32) of very fast custom processors in connection with a shared memory. Vector processing has proven to be highly effective for many scientific and engineering application programs that have been written to maximize the number of long vectors. The system stemming from our BlackWidow project will have the same basic attributes as our current Cray X1E system but will provide increased performance and scalability.

Massively parallel processing architectures typically link hundreds or thousands of standard or commodity processors to work either on multiple tasks at the same time or together in concert on a single computationally-intensive task. We focus on building massive parallel processing systems with scalable architectures using high-bandwidth interconnect networks. These systems are best suited for large computing problems that can be segmented into many parts and distributed across a large number of processors. Both the Cray XT3 and the Cray XD1 systems are based on this concept.

Multithreading technology was the core concept behind the original supercomputers designed by Tera Computer. We are currently developing a new generation of multithreading systems as part of our Eldorado project which is being designed to deliver high sustained speed on challenging applications requiring sparse access to very large data sets, provide scalability as systems increase in size and have balanced I/O capability. The multithreading processors make the system latency tolerant and, with shared memory, are able to address data anywhere in the system.

The Cray XD1 system introduced the concept of reconfigurable computing with field programmable gate arrays to our product portfolio. The field programmable gate arrays can be reconfigured or reprogrammed to implement specific functionality more suitable and more efficiently than on a general-purpose processor.

Hardware

We have extensive experience in designing all of the components of high performance computer systems — the processors, the interconnect system and controls, the I/O system and the supporting cooling infrastructure — to operate together. Our hardware research and development experience includes:

- Integrated circuit design — we have experience in designing custom and standard cell integrated circuits. Our processors and other integrated circuits have special features that let them use the high available memory bandwidth efficiently.

- High speed interconnect systems — we design high speed interconnect systems using a combination of custom I/O circuits, high density connectors and carefully chosen transmission media together with complex memory and cache controls to operate with our network protocols and highly optimized logic design. We are investigating the use of optical interconnects for future systems.

- Printed circuit board design — our printed circuit boards are some of the most sophisticated in the world, some with more than 40 layers packed with wires and inter-layer connections.

- System I/O — we design high performance I/O interfaces that deliver high-bandwidth transfer rates and large capacity storage capabilities using low cost devices in highly reliable configurations.

- Packaging and cooling — we use very dense packaging in order to produce systems with the necessary bandwidth at reasonable costs. This generates more heat per unit volume. We use specialized cooling techniques to address this issue, including immersion, conductive and spray cooling using various liquids and high volume air cooling.

Our hardware engineers are located primarily in our Chippewa Falls, Wisconsin, and Seattle, Washington, offices.

Software

We have extensive experience in designing and developing software for high performance computer systems. This includes the operating system, the hardware supervisory system and the programming environment. Our software research and development experience includes:

- Operating Systems — For our Cray XT3 and Cray XD1 systems, we exploit and enhance commercially available versions of the Linux operating system. Additionally, on our Cray XT3 systems, we develop and support a micro-kernel for the compute resources. On the Cray X1E, multithreading and NEC SX systems, we currently provide and support separate UNIX-based operating systems. In the future, we anticipate that all of our systems will exploit commercial versions of Linux for all nodes.

- Hardware Supervisory Systems (HSS) — For all of our systems, we provide a scalable hardware control infrastructure for managing hardware, including power control, monitoring of environmental data and hardware diagnostics. In the future, we anticipate providing a common HSS infrastructure for all of our systems.

- Programming Environment — For our Cray XT3 and Cray XD1 systems, we exploit commercially available compilers and tools. We also provide Cray developed tools that make our systems easier to optimize. For our Cray X1E and multithreading systems, we develop our own compilers and tools.

We purchase or license software technologies from third parties when necessary to provide appropriate support to our customers, while focusing our own resources where we believe we add the highest value.

Our software personnel are located principally in our Mendota Heights, Minnesota, and Seattle, Washington, offices.

Sales and Marketing

We primarily sell our products through a direct sales force that operates throughout the United States and in Europe, Canada, Japan and Asia-Pacific. We serve smaller foreign markets through sales representatives. About half of our sales force is located in the United States and Canada, with the rest overseas. Our marketing staff has a strategic focus on our target markets and those solutions that will facilitate our customers' success in solving their most challenging scientific and engineering problems. Our marketing personnel are located in the United States and Canada.

In 2005, one customer, Oak Ridge National Laboratory ("ORNL"), accounted for approximately 18% of our total revenue. In 2004, one customer, Sandia National Laboratories, through our Red Storm project, accounted for 27% of our total revenue. In 2003, one customer, ORNL, accounted for 11% of our total revenue. Agencies of the United States government, both directly and indirectly through system integrators and other resellers, accounted for approximately 55% of our 2005 revenue, 72% of our 2004 revenue and 74% of our 2003 revenue. Information with respect to our international operations and export sales is set forth in Note 17 — *Segment Information* of the Notes to Consolidated Financial Statements.

Manufacturing and Procurement

While we design many of the hardware components for all of our products, we subcontract the manufacture of, or buy common-off-the-shelf technology for, all major assemblies of our systems, including integrated circuits, printed circuit boards, flex circuits, memory modules, machined enclosures and support structures, cooling systems, high performance cables and other items to third-party suppliers. Our manufacturing strategy is on build-to-order systems, focusing on obtaining competitive assembly and component costs and concentrating on the final assembly, test and quality assurance stages. This strategy allows us to avoid the large capital commitment and overhead associated with establishing full-scale manufacturing facilities and to maintain the flexibility to adopt new technologies as they become available without the risk of equipment obsolescence, provide near real-time configuration changes to exploit faster and/or less expensive technologies, and provide a higher level of large scale system quality. We perform final system integration, testing and check out of our hardware systems. Our manufacturing personnel are located in Chippewa Falls, Wisconsin.

Our systems incorporate some components that are available from one or limited sources, often containing Cray proprietary designs. Such components include integrated circuits, interconnect systems and certain memory devices. Prior to development of a particular product, proprietary components are competitively bid to a shortlist of technology partners. The technology partner that provides the best solution for the component is generally awarded the contract for the life of the component. Once we have engaged a technology partner, changing our product designs to utilize another supplier's integrated circuits would be a costly and time-consuming process. We also have sole or limited sources for less critical components, such as peripherals, power supplies, cooling and chassis hardware. We obtain key integrated circuits from IBM for our Cray X1E and Cray XT3 systems, from Texas Instruments Incorporated ("TI") for our BlackWidow project and from Taiwan Semiconductor Manufacturing Company for our Eldorado project and commodity processors from AMD for our Cray XT3 and Cray XD1 systems. Our procurements from these vendors are primarily through purchase orders. We have chosen to deal with sole sources in specific cases due to the availability of specific technologies, economic advantages and other factors. Reliance on single or limited source vendors involves several risks, including the possibility of shortages of key components, long lead times, reduced control over delivery schedules and changes in direction by vendors. See "Item 1A. Risk Factors — Our reliance on third-party supplies poses significant risks to our business and prospects" below.

Competition

The high performance computing market is very competitive. Many of our competitors are established companies that are well known in the high performance computing market, including IBM, NEC, Hewlett-Packard, SGI, Dell, Bull S.A. and Sun Microsystems. Most of these competitors have substantially greater research, engineering, manufacturing, marketing and financial resources than we do.

We also compete with systems builders and resellers of systems that are constructed from commodity components using microprocessors manufactured by Intel, AMD, IBM and others. These competitors include the previously named companies as well as smaller firms, such as Linux Networx and Verari Systems, that benefit from the low research and development costs needed to assemble systems from commercially available commodity products. These companies have capitalized on developments in parallel processing and increased computer performance in commodity-based networking and cluster systems. While these companies' products are more limited in applicability and scalability, they have achieved growing market acceptance. They offer significant performance and price/peak performance on smaller problems and on larger problems lacking complexity, which is a part of the growing capacity computing marketplace (as opposed to the capability marketplace that is our focus). Such companies, because they can offer high peak performance per dollar, often put pricing pressure on us in competitive procurements.

Internationally we compete primarily with IBM, Hewlett-Packard, Sun Microsystems, SGI and NEC. While the first four companies offer large systems based on commodity processors, NEC also offers vector-based systems with a large suite of ported application programs. We have non-exclusive rights to market NEC vector processing supercomputers throughout the world. As in the United States, high performance computing suppliers like Dell, Linux Networx and Bull offer systems with significantly better price/peak performance.

We compete primarily on the basis of product performance, breadth of features, price/performance, scalability, quality, reliability, service and support, corporate reputation, brand image and account relationships. Our market approach is more focused than our competitors, as we concentrate solely on supercomputing, with products designed for the needs of this specific market. We offer systems that provide greater performance on the largest, most difficult computational problems and superior price/performance on many important applications in the capability market. Our systems often offer total cost of ownership advantages as they typically use less electric power and cooling for operations and cooling and occupy less space than low-bandwidth and cluster systems.

Intellectual Property

We attempt to protect our trade secrets and other proprietary rights through formal agreements with our employees, customers, suppliers and consultants, and through patent protection. Although we intend to protect our rights vigorously, there can be no assurance that our contractual and other security arrangements will be successful. There can be no assurance that such arrangements will not be terminated or that we will be able to enter into similar arrangements on favorable terms if required in the future. In addition, if such agreements were breached, there can be no assurance that we would have adequate remedies for any breach.

We have a number of patents and pending patent applications relating to our hardware and software systems. We license certain patents and other intellectual property from SGI as part of our acquisition of the Cray Research operations. These licenses contain restrictions on our use of the underlying technology, generally limiting the use to historic Cray products, vector processor computers and the Cray X1/X1E system. Our general policy is to seek patent protection for those inventions and improvements likely to be incorporated into our products and services or to give us a competitive advantage. While we believe our patents and applications have value, no single patent or group of patents is in itself essential to us as a whole or to any of our key products. Any of our proprietary rights could be challenged, invalidated or circumvented and may not provide significant competitive advantage.

There can be no assurance that the steps we take will be adequate to protect or prevent the misappropriation of our intellectual property. We may infringe or be subject to claims that we infringe the intellectual property rights of others. Litigation may be necessary in the future to enforce patents we obtain, and to protect copyrights, trademarks, trade secrets and know-how we own, or to defend infringement claims from others. Such litigation could result in substantial expense to us and a diversion of our efforts.

Employees

As of December 31, 2005, we employed 787 employees. We have no collective bargaining agreement with our employees. We have not experienced a work stoppage and believe that our employee relations are very good.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act are available free of charge at our website at www.cray.com as soon as reasonably practicable after we file such reports with the SEC electronically. In addition, we have set forth our Code of Business Conduct, Corporate Governance Guidelines, the charters of our Board committees and other governance documents on our website, www.cray.com, under "Investors — Corporate Governance."

Item 1A. *Risk Factors.*

The following factors should be considered in evaluating our business, operations and prospects; they may affect our future results and financial condition and they may affect an investment in our securities. Factors specific to our 3.0% Convertible Senior Subordinated Notes due 2024 (the "Notes") and our common stock are set forth under the subheading "Risk Factors Pertaining to Our Notes and Our Common Stock" below.

Risk Factors Pertaining to Our Business and Operations

Our operating results may fluctuate significantly. Our operating results are subject to significant fluctuations due to the factors listed below, which make planning revenue and earnings for any specific period very difficult. We experienced net losses in each full year of our development-stage operations prior to 2002. For 2002 we had net income of $5.4 million and for 2003 we had net income of $63.2 million (including an income tax benefit of $42.2 million, much of which came from the reversal of a valuation allowance against deferred tax assets). For 2004 we had a net loss of $207.4 million (including an expense for in-process research and development of $43.4 million and an income tax expense of $59.1 million, of which $58.9 million related to the establishment of a valuation allowance against deferred tax assets) and for 2005 we had a net loss of $64.3 million.

Whether we will achieve anticipated revenue and net income on a quarterly and annual basis in 2006 and subsequent years depends on a number of factors, including:

- successfully selling the Cray XT3, Cray X1E and Cray XD1 systems, including upgrades and successor systems, new products, and the timing and funding of government purchases, especially in the United States;
- the level of product margin contribution in any given period;
- maintaining our other product development projects on schedule and within budgetary limitations;
- the level of revenue recognized in any given period, particularly for the high average sales prices and limited number of sales of our larger systems in any quarter, including the timing of product acceptances by customers and contractual provisions affecting revenue recognition;
- revenue delays or losses due to customers postponing purchases to await future upgraded or new systems, delays in delivery of upgraded or new systems and longer than expected customer acceptance cycles;
- our expense levels, including research and development net of government funding, which may be affected by the timing of such funding;

• the terms and conditions of sale or lease for our products;

• whether we conclude that all or some part of our recorded goodwill has been impaired, which may be due to changes in our business plans and strategy and/or a decrease in our fair value (i.e., the market value of our outstanding shares of common stock); and

• the impact of expensing our stock-based compensation under Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment,* ("SFAS No. 123(R)").

The timing of orders and shipments and quarterly and annual results also could be affected by additional events outside our control, such as:

• the timely availability of acceptable components in sufficient quantities to meet customer delivery schedules;

• timing of government funding for products and research and development contracts;

• changes in levels of customer capital spending;

• the introduction or announcement of competitive products;

• the receipt and timing of necessary export licenses; and

• currency fluctuations, international conflicts or economic crises.

Because of the numerous factors affecting our revenue and results of operations, we cannot assure our investors that we will have net income on a quarterly or annual basis in the future. We currently anticipate that our quarterly results in 2006 will vary significantly, with a major portion of our revenue to be recognized in the second half of the year. Delays in product development, receipt of orders or product acceptances could have a substantial adverse effect on our 2006 results.

Failure to sell Cray XT3 and upgrade systems in planned quantities and margins would adversely affect 2006 revenue and earnings. We expect that a majority of our product revenue in 2006 will come from a limited number of sales of the Cray XT3 system and an upgraded system to governmental purchasers in the United States and overseas. We have not yet signed contracts for a majority of these system sales, and if we fail to receive such contracts, our 2006 performance would be adversely affected. We do not expect to complete development of the upgrade system until the fourth quarter of 2006, and thus completion of delivery, installation and customer acceptance in the fourth quarter is at significant risk. The availability of an upgrade system may also adversely affect sales of Cray XT3 systems in 2006 if customers decide to wait until 2007 to receive the upgrade system. We also face significant margin pressure for our Cray XT3 system and other commodity processor-based products from competitors.

Improved future performance is highly dependent on increased product revenue and margins. In 2005, we had lower revenue and margins than anticipated for our principal products. Product revenue was adversely affected by delays in product shipments due to development delays, including system software development for large systems, and at times by the availability of key components from third party vendors. Product margins have been adversely impacted by competitive pressures, lower volumes than planned and higher than anticipated manufacturing variances, including scrap, rework and excess and obsolete inventory. We sometimes do not meet all of the contract requirements for customer acceptance of our systems, which has resulted in contract penalties. Most often these penalties adversely affect the gross margin on a sale through the provision of additional equipment and services to satisfy delivery delays and performance shortfalls, although there is the risk of contract defaults and product return. The risk of contract penalties is increased when we bid for new business prior to completion of product development.

To improve our financial performance, we need to receive higher margin orders, particularly for the Cray XT3 and its upgrade system; deliver shipments of new products on time, particularly the upgrade to the Cray XT3 system in the fourth quarter of 2006; limit negative manufacturing variances, contract penalties and other charges that adversely affect product margin; and complete the Red Storm project without additional losses.

Our inability to overcome the technical challenges of completing the development of our supercomputer systems would adversely affect our revenue and earnings in 2006 and beyond. Our success in 2006 and in the following years depends on completing development of hardware and software enhancements to the Cray XT3 systems, including the timely and successful introduction of dual-core processor technology and successfully completing, shipping and recognizing revenue for an upgrade to the Cray XT3 system by the fourth quarter of 2006. We also must successfully and timely complete several key projects on our product roadmap, including the products based on our BlackWidow and Eldorado projects for 2007 revenue and successor systems to the Cray XT3. These hardware and software development efforts are lengthy and technically challenging processes, and require a significant investment of capital, engineering and other resources. Our engineering and technical personnel resources are limited, have suffered from increased turnover, and our employee restructurings have strained our engineering resources further. Unanticipated performance and/or development issues may require more engineers or time or testing resources than are available currently. Given the breadth of our engineering challenges and our limited resources, we periodically review the anticipated contributions and expense of our product programs to determine their long-term viability. We may not be successful in meeting our development schedules for technical reasons and/or because of insufficient hardware and software engineering resources. Delays in completing the design of the hardware components, including several custom integrated circuits, and developing requisite system software, operating system software stability, needed software features and integrating the full systems, would make it difficult for us to develop and market these systems timely and successfully and could cause a lack of confidence in our capabilities among our key customers. We have suffered significantly from product delays in the past, especially in 2004 and 2005, that adversely affected our financial performance, and may incur similar delays in the future, which would adversely affect our revenue and earnings.

If we lose government support for development of our supercomputer systems, our research and development expenses and capital requirements would increase and our ability to conduct research and development would decrease. A few government agencies and research laboratories fund a significant portion of our development efforts, including our vector and multithreaded products, which significantly reduces our reported level of net research and development expenses. To date, our 2006 development contracts for our BlackWidow and Eldorado projects are not funded fully or have not yet been completed. Agencies of the U.S. government historically have facilitated the development of, and have constituted a market for, new and enhanced very high performance computer systems. U.S. government agencies may delay or decrease funding of our future product development efforts due to a change of priorities, international political developments, overall budgetary considerations or for any other reason. Any delay in completing the currently planned contracts for these projects or a delay or decrease in other governmental support would cause an increased need for capital, increase significantly our research and development expenditures and adversely impact our profitability and our ability to implement our product roadmap.

We will be adversely affected if we are not awarded a contract for phase 3 of the DARPA HPCS Program. Proposals for phase 3 of the DARPA HPCS program are due in late April 2006 and awards for phase 3 are to be announced in mid-2006. In addition to ourselves, we expect that IBM and Sun Microsystems, the other participants in phase 2, will submit proposals. Phase 3 awards are for the delivery of prototype systems by late 2010 and are expected to be in the range of $200 million to $250 million payable over about five years, with awardees to contribute a significant portion of the cost. We anticipate that there will be one or two awardees. Our 2006 plan is based on a successful phase 3 proposal. Winning a phase 3 award likely will result in increased research and development expenditures by us for the cost-sharing portion of the program. If we do not receive a phase 3 award, we would look for alternative funding for all or some portion of our proposal, which may not be available. We would need to revise our long-term development plans and possibly redeploy and/or reduce our engineering staff. We also may experience decreased confidence in us and our long-term viability from our customers, particularly U.S. governmental agencies. If we do not receive a phase 3 award, our expenses in 2006 likely will increase and our longer-term revenue and earnings probably would be adversely affected.

We face last-time buy decisions affecting all of our products, which may adversely affect our revenue and earnings. We face a last-time-buy deadline for a key component for our Cray XT3 and successor systems and our Eldorado project. We expect to no longer produce the Cray XD1 past 2006, and must plan our inventory purchases accordingly. We may have to place such last-time-buy orders and inventory purchases before we know all possible sales prospects. In determining last-time-by orders and inventory purchases, we may either estimate low, in which case we limit the number of possible sales of products and reduce potential revenue, or we may estimate too high, and incur inventory obsolescence write-downs. Either way, our earnings would be adversely affected.

To be successful we need to establish the value of our high-bandwidth sustained performance systems, increase differentiation of our massively parallel commodity processor-products and reduce doubts about our long-term viability. We are a comparatively small company dedicated solely to the supercomputing market. We have concentrated our product roadmap on building balanced systems combining highly capable processors with very high speed interconnect and communications capabilities throughout the entire computing system. We achieve performance differentiation from our competitors through our custom processors in our vector-based and multithreading products, although the markets for those products may be limited in size. We need to establish greater performance differentiation from our competitors in our Cray XT3 and successor massively parallel products in order to command higher margins. The market for such products is much larger but currently replete with low-bandwidth systems and off-the-shelf commodity-based cluster systems offered by larger competitors with significant resources and smaller companies with minimal research and development expenditures. Many customers are able to meet their computing needs through the use of such systems, and are willing to accept lower capability and less accurate modeling in return for lower acquisition costs. Vendors of such systems, because they can offer high peak performance per dollar, often put pricing pressure on us in competitive procurements. In addition, even when we have the best technical solution, our financial losses in 2004 and 2005 may raise questions with our customers and potential customers about our long-term viability. Our long-term success may be adversely affected if we are not successful in establishing the value of our balanced high-bandwidth systems with the capability of solving challenging problems quickly to a market beyond our core of customers, largely certain agencies of the U.S. and other governments, that require systems with the performance and features we offer.

Our reliance on third-party suppliers poses significant risks to our business and prospects. We subcontract the manufacture of substantially all of our hardware components for all of our products, including integrated circuits, printed circuit boards, connectors, cables, power supplies, and certain memory parts, on a sole or limited source basis to third-party suppliers. We use contract manufacturers to assemble our components for all of our systems. We also rely on third parties to supply key software capabilities, such as file systems and storage subsystems. We are subject to substantial risks because of our reliance on these and other limited or sole source suppliers. For example:

- if a supplier did not provide components that met our specifications in sufficient quantities, then production and sale of our systems would be delayed;
- if a reduction or an interruption of supply of our components occurred, either because of a significant problem with a supplier not providing parts on time or providing parts that later prove to be defective or a single-source supplier deciding to no longer provide those components to us, it could take us a considerable period of time to identify and qualify alternative suppliers to redesign our products as necessary and to begin manufacture of the redesigned components or we may not be able to so redesign such components; see also "We face last-time buy decisions affecting all of our products, which may adversely affect our earnings and prospects," above;
- if we were unable to locate a supplier for a key component, we would be unable to complete and deliver our products;
- one or more suppliers could make strategic changes in their product offerings, which might delay, suspend manufacture or increase the cost of our components or systems; and
- some of our key suppliers are small companies with limited financial and other resources, and consequently may be more likely to experience financial and operational difficulties than larger, well-established companies.

Our products must meet demanding specifications, such as integrated circuits that perform reliably at high frequencies in order to meet acceptance criteria. From time to time in 2004 and 2005 we incurred delays in the receipt of key components for the Cray X1E, Red Storm, Cray XT3 and the Cray XD1 systems, which delayed product shipments and acceptances. The delays in product shipments and acceptances adversely affected 2004 and 2005 revenue and margins, and may continue to so. We have also received parts that later proved defective, particularly for the Cray XD1 system, which adversely affects our margins and customer confidence.

We have used IBM as a key foundry supplier of our integrated circuits for many years. In 2004 IBM informed us that it would no longer act as our foundry supplier on a long-term basis, although it will continue production of components for our current products for a limited time. We have negotiated a termination of the relationship with IBM and completed a general contract with TI to act as our foundry for certain key integrated circuits for our BlackWidow project in 2006 and successor products in subsequent years. We need to develop a mutually beneficial relationship with TI on a long-term basis, including negotiating and completing agreements for the design and delivery of specific components. If we do not conclude such agreements or if TI is not able to meet our schedules successfully, we will be adversely affected.

Our Cray XT3 and Cray XD1 systems utilize AMD Opteron processors, as do our planned successor products. Our Eldorado project is based on processors from Taiwan Semiconductor Manufacturing Company. If any of these suppliers suffers delays or cancels the development of enhancements to its processors, our product revenue would be adversely affected. Changing our product designs to utilize another supplier's integrated circuits would be a costly and time-consuming process.

Lower than anticipated sales of new supercomputers and the termination of maintenance contracts on older and/or decommissioned systems would further reduce our service revenue and margins from maintenance service contracts. High performance computer systems are typically sold with maintenance service contracts. These contracts generally are for annual periods, although some are for multi-year periods, and provide a predictable revenue base. Our revenue from maintenance service contracts has declined from approximately $95 million in 2000 to approximately $42 million in 2005. While we expect our maintenance service revenue to stabilize over the next year, we may have periodic revenue and margin declines as our older, higher margin service contracts are ended and newer, lower margin contracts are established, based on the timing of system withdrawals from service. Adding service personnel to new locations when we win contracts where we have previously had no presence and servicing installed products when we discover defective components in the field create additional pressure on service margins.

We face increased liquidity risk if we do not receive cash flow from operating activities as planned. During 2005, we incurred a net loss of $64.3 million and used $36.7 million of cash in operating activities. Although we generated cash from operations in the second half of 2005 of approximately $40.5 million, we used significant working capital in the first half of 2005 to fund our operating loss, increased inventory purchases, increased accounts receivable and additional equipment purchases associated with the introduction of three new products. Our plans project that our current cash resources, including our credit facility, and cash to be generated from operating activities should be adequate for at least the next 12 months, although we may face short-term dislocations between receipts and expenditures. Our plans assume customer acceptances and subsequent collections from several large customers, as well as cash receipts on new bookings. Should acceptances and payments be delayed significantly, we could face a significant liquidity challenge which may require us to pursue additional initiatives to reduce costs further, including reductions in inventory purchases and commitments and/or seek additional financing. There can be no assurance that we will be successful in our efforts to achieve future profitable operations or generate sufficient cash from operations, or that we would be able to obtain additional funding through a financing in the event our financial resources became insufficient. Financing, even if available, may not be available on satisfactory terms, may contain restrictions on our operations, and if involving equity or debt securities could reduce the percentage ownership of our shareholders, may cause additional dilution to our shareholders and the securities may have rights, preferences and privileges senior to the Notes and our common stock.

We may not meet the covenants imposed by our current credit agreement. We are subject to various financial and other covenants related to our line of credit with Wells Fargo Foothill, Inc. If we were to fail to satisfy any of the covenants, we could be subject to fees and/or the possible termination of the credit facility. We failed to meet a covenant with regard to minimum EBITDA for 2005, which was waived by Wells Fargo Foothill, Inc. Termination of our credit facility would have a material adverse impact on our liquidity.

We were not successful in completing the Red Storm project on time and on budget, which adversely affected our 2004 and 2005 earnings and could adversely affect our future earnings and financial condition. Falling behind schedule and incurring cost overruns on the Red Storm project adversely affected our cash flow and earnings in 2004 and 2005, and we recognized an estimated loss of $7.6 million in 2004 and recognized additional losses of $7.7 million in 2005 on that project. It is possible that we may have additional losses on the Red Storm contract in 2006. Although we have made considerable progress on the Red Storm project, achieved a series of critical milestones, and clarified the path to system acceptance, failure to complete the Red Storm system or to receive full payment for the Red Storm system would result in the recognition of additional losses, and if severe enough, could result in a contract default or termination. Such delays, default declaration and/or termination could materially adversely affect other transactions with other U.S. government agencies, our 2006 results and our financial condition.

If the U.S. government purchases fewer supercomputers, our revenue would be reduced and our earnings would be adversely affected. Historically, sales to the U.S. government and customers primarily serving the U.S. government have represented a significant market for supercomputers, including our products. From January 1, 2001, through December 31, 2002, approximately $101 million of our product revenue was derived from sales to various agencies of the U.S. government; in 2003 and 2004, approximately $145 million and $78 million, respectively, of our product revenue was derived from such sales. In 2005, approximately $84 million of our product revenue was derived from U.S. government sales. Our 2006 plan is based on significant sales to U.S. government agencies, particularly of Cray XT3 and successor systems. Sales to government agencies may be affected by factors outside our control, such as changes in procurement policies, budget considerations, domestic crisis, and international political developments. If agencies and departments of the United States or other governments were to stop, reduce or delay their use and purchases of supercomputers, our revenue and earnings would be reduced, which could lead to reduced profitability or losses.

If we are unable to compete successfully in the high performance computer market, our revenue will decline. The performance of our products may not be competitive with the computer systems offered by our competitors. Many of our competitors are established companies well known in the high performance computing market, including IBM, NEC, Hewlett-Packard, SGI, Dell, Bull S.A. and Sun Microsystems. Most of these competitors have substantially greater research, engineering, manufacturing, marketing and financial resources than we do.

We also compete with systems builders and resellers of systems that are constructed from commodity components using microprocessors manufactured by Intel, AMD, IBM and others. These competitors include the previously named companies as well as smaller firms, such as Linux Networx and Verari Systems, that benefit from the low research and development costs needed to assemble systems from commercially available commodity products. These companies have capitalized on developments in parallel processing and increased computer performance in commodity-based networking and cluster systems. While these companies' products are more limited in applicability and scalability, they have achieved growing market acceptance. They offer significant performance and price/peak performance on smaller problems and on larger problems lacking complexity, which is a part of the growing capacity computing marketplace (as opposed to the capability marketplace that is our focus). Such companies, because they can offer high peak performance per dollar, often put pricing pressure on us in competitive procurements.

Internationally we compete primarily with IBM, Hewlett-Packard, Sun Microsystems, SGI, and NEC. While the first four companies offer large systems based on commodity processors, NEC also offers vector-based systems with a large suite of ported application programs. We have non-exclusive rights to market NEC vector processing supercomputers throughout the world. As in the United States, commodity high performance computing suppliers like Dell, Linux Networx and Bull offer systems with significantly better price/peak performance.

Periodic announcements by our competitors of new high performance computer systems (or plans for future systems) and price adjustments may reduce customer demand for our products. Many of our potential customers already own or lease very high performance computer systems. Some of our competitors offer trade-in allowances or substantial discounts to potential customers, and engage in other aggressive pricing tactics, and we have not always been able to match these sales incentives. We have in the past and may again be required to provide substantial discounts to make strategic sales, which may reduce or eliminate any positive margin on such transactions, or to provide lease financing for our products, which would result in a deferral of our receipt of cash for these systems. These developments limit our revenue and resources and reduce our ability to be profitable.

Our market is characterized by rapidly changing technology, accelerated product obsolescence and continuously evolving industry standards. Our success depends upon our ability to sell our current products, and to develop successor systems and enhancements in a timely manner to meet evolving customer requirements. We may not succeed in these efforts. Even if we succeed, products or technologies developed by others may render our products or technologies noncompetitive or obsolete. A breakthrough in architecture or software technology could make low-bandwidth and cluster systems even more attractive to our existing and potential customers. Such a breakthrough would impair our ability to sell our products and reduce our revenue and earnings.

If we cannot retain, attract and motivate key personnel, we may be unable to effectively implement our business plan. Our success also depends in large part upon our ability to retain, attract and motivate highly skilled management, technical, marketing, sales and service personnel. The loss of and failure to replace key engineering management and personnel could adversely affect multiple development efforts. Turnover of our research and development personnel was higher than normal in 2005 due to programmatic decisions and aggressive hiring pressure from competitors and other high technology companies, resulting in increased risks to our ability to complete product development projects on schedule. We face staffing shortages and high workloads in many key areas, including sales leadership, engineering, field services, marketing, finance and legal. We need to develop and implement succession plans for key personnel, some of whom are approaching retirement age.

Recruitment for senior management and highly skilled technical, sales and other personnel is very competitive, and we may not be successful in either attracting or retaining such personnel. As part of our strategy to attract and retain personnel, we offer equity compensation through stock options and restricted stock grants. However, given the fluctuations of the market price of our common stock and concerns about our long-term viability, potential employees may not perceive our equity incentives as attractive, and current employees whose options have exercise prices significantly above current market values for our common stock may choose not to remain employed by us. We expect to seek shareholder approval for a new equity incentive plan that would provide additional authorized options and restricted stock to provide appropriate hiring and retention incentives; if our shareholders do not approve the new plan, we may be limited in our ability to provide such incentives. In addition, due to the intense competition for qualified employees, we may be required to increase the level of compensation paid to existing and new employees, which could materially increase our operating expenses.

New European environmental rules may adversely affect our operations. In 2006 members of the European Union (EU) and certain other European countries will implement the Restrictions on Hazardous Substances (RoHS) Directive, which prohibits or limits the use in electrical and electronic equipment of the following substances: lead, mercury, cadmium, hexavalent, chromium, polybrominated biphenyls, and polybrominated diphenyl ethers. After July 1, 2006, a U.S. company shipping products to the EU or such other European countries that do not comply with RoHS could have its products detained and could be subject to penalties. We have decided not to ship any Cray X1E or Cray XD1 systems to Europe after July 1, 2006, due to these restrictions, and we are working with our suppliers to assure RoHS compliance with respect to our other products. We may have to redesign and re-qualify certain components in order to meet RoHS requirements, may face increased engineering expenses in this process, and could face shipment delays, penalties and possible product detentions or seizures if a regulatory authority determines that one of our products is not RoHS compliant.

A separate EU Directive on Waste Electrical and Electronic Equipment (WEEE) was scheduled to become effective in August 2005, but many EU member states have delayed its implementation. Under the WEEE Directive, companies that put electrical and electronic equipment on the EU market must register with individual member states, mark their products, submit annual reports, provide recyclers with information about product recycling, and either recycle their products or participate in or fund mandatory recycling schemes. In addition, some EU member states require recycling fees to be paid in advance to ensure funds are available for product recycling at the end of the product's useful life or de-installation. We have begun to mark our products as required by the WEEE Directive and are registering with those EU member states where our products are sold. Each EU member state is responsible for implementing the WEEE Directive and some member states have not yet established WEEE registrars or established or endorsed the recycling schemes required by the WEEE Directive. We are actively monitoring implementation of the WEEE Directive by the member states. Compliance with the WEEE Directive could increase our costs and any failure to comply with the WEEE Directive could lead to monetary penalties.

Class action and derivative lawsuits are pending and additional lawsuits may be filed. We and certain of our former and current officers and directors have been named as defendants in a consolidated class action lawsuit pending in federal district court for the Western District of Washington alleging certain violations of the federal securities laws. A consolidated derivative action purporting to be brought on our behalf against certain of our former and current officers and directors is also pending in the same federal district court. A similar consolidated derivative action is pending in a state court in King County, Washington. These cases are still in their early stages. Additional lawsuits may be filed against us. See "Item 3. Legal Proceedings" below for a description of this litigation. An adverse result in the federal securities cases could have a material negative financial impact on us. Regardless of the outcome, it is likely that such actions would cause a diversion of our management's time, resources and attention, and the expense of defending the litigation may be costly.

We are subject to the risk of additional litigation and regulatory proceedings or actions in connection with the restatement of prior period financial statements. We have restated our previously issued financial statement for the fiscal year 2004, including interim periods in 2004. We may in the future be subject to class action suits, other litigation or regulatory proceedings arising in relation to the restatement of our prior period financial statements. Any expenses incurred in connection with this potential litigation or regulatory proceeding not covered by available insurance or any adverse resolution of this potential litigation or regulatory proceeding could have a material adverse impact on us. Regardless of the outcome, it is likely that such actions or proceedings would cause a diversion of our management's time, resources and attention, and the expense of defending any litigation or proceeding may be costly.

The adoption of SFAS 123(R) will lower our earnings and may adversely affect the market price of our common stock. We have used stock-based compensation, primarily stock options and an employee stock purchase plan, as a key component in our employee compensation. We previously granted stock options to each new employee and to all employees on an annual basis. We believe we have structured these programs to align the incentives for employees with those of our long-term shareholders. We are reviewing our stock-based compensation programs and their structure in light of the imposition of SFAS 123(R) which became effective for us on January 1, 2006. In previous years, as we have reported in the notes to our financial statements, our stock option program, as currently structured, would add approximately $7 million to $26 million of additional non-cash expense annually and consequently would reduce our operating results by that amount. These estimates are based on use of the Black-Scholes valuation method. In the first half of 2005, we accelerated the vesting of our outstanding employee stock options with a per share exercise price of $1.47 or higher, resulting in the complete vesting of almost all of our then outstanding options, and we granted new stock options that vested on or before December 31, 2005, in order in part to minimize this expense, at least in the short-term. We recently have granted some stock options to certain new employees with four-year vesting periods and have issued restricted stock grants to certain employees and officers, which will be recorded as an expense in 2006 and subsequent years. We do not know how analysts and investors will react to the additional expense recorded in our statement of operations rather than in the notes, which may adversely affect the market price of our common stock.

U.S. export controls could hinder our ability to make sales to foreign customers and our future prospects. The U.S. government regulates the export of high performance computer systems such as our products. Occasionally we have experienced delays in receiving appropriate approvals necessary for certain sales, which have delayed the shipment of our products. Delay or denial in the granting of any required licenses could make it more difficult to make sales to foreign customers, eliminating an important source of potential revenue.

We incorporate software licensed from third parties into the operating systems for our products and any significant interruption in the availability of these third-party software products or defects in these products could reduce the demand for our products. The operating system software we develop for our high performance computer systems contains components that are licensed to us under "open source" software licenses. Our business could be disrupted if this software, or functional equivalents of this software, were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case we would be required either to redesign our operating system software to function with alternate third-party software, or develop these components ourselves, which would result in increased costs and could result in delays in product shipments. Furthermore, we might be forced to limit the features available in our current or future operating system software offerings. Our Cray XD1 and Cray XT3 systems utilize software system variants that incorporate Linux technology. The SCO Group, Inc. has filed and threatened to file lawsuits against companies that operate Linux for commercial purposes, alleging that such use of Linux infringes The SCO Group's rights. It is possible that The SCO Group could assert a claim of infringement against us with respect to our use of Linux technology. The open source licenses under which we have obtained certain components of our operating system software may not be enforceable. Any ruling by a court that these licenses are not enforceable, or that Linux-based operating systems, or significant portions of them, may not be copied, modified or distributed as provided in those licenses, would adversely affect our ability to sell our systems. In addition, as a result of concerns about The SCO Group's lawsuit and open source generally, we may be forced to protect our customers from potential claims of infringement by The SCO Group or other parties. In any such event, our financial condition and results of operations may be adversely affected.

We also incorporate proprietary software from third parties, such as for file systems, job scheduling and storage subsystems. We have experienced some functional issues in the past with implementing such software with our supercomputer systems. These issues, if repeated, may result in additional expense by us in integrating this software more fully and/or loss of customer confidence.

We have recently formed a new senior management team that must work together effectively for us to be successful. In 2005 we revamped our senior management team, obtaining the services of Margaret A. Williams as Senior Vice President responsible for research and development, Brian C. Henry as Executive Vice President and Chief Financial Officer, Jan C. Silverman as Senior Vice President responsible for corporate strategy and business development and Steven L. Scott as Senior Vice President and Chief Technology Officer, and Peter J. Ungaro was elevated to Chief Executive Officer. We recently added a new vice president/corporate controller and a new vice president responsible for human resources. Additional changes to our senior management team, and the integration of new senior executives, could result in some disruption to our business while these new executives become familiar with our business culture and model and establish their management systems. If our new management team, including any additional senior executives who join us in the future, is unable to work together effectively to implement our strategies, manage our operations and accomplish our business objectives, our ability to grow our business and successfully meet operational challenges could be severely impaired. The loss of any key senior management could have a significant impact on our efforts to improve operating results.

While we believe that we have adequate internal control over financial reporting as of December 31, 2005, as of the end of each subsequent fiscal year we are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such future evaluations could result in a loss of investor confidence in our financial reports and have an adverse

effect on our stock price. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, we are required to furnish a report by our management on our internal control over financial reporting. Such report must contain, among other items, an assessment of the effectiveness of our internal control over financial reporting as of the end of each fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Such report must also contain a statement that our independent registered public accounting firm has issued an attestation report on management's assessment of such internal control. In our amended 2004 Annual Report on Form 10-K/A, we identified and described a number of material weaknesses in our internal control over financial reporting, which required our assessment that our internal control over financial reporting was not effective, and our independent registered public accounting firm disclaimed an opinion with respect to our management's assessment of our internal control over financial reporting as of December 31, 2004.

We implemented remediation plans to address the identified material weaknesses, and our management has concluded, as set forth under "Item 9A. Controls and Procedures," below, that our internal control over financial reporting was effective as of December 31, 2005, and we received a favorable opinion from our independent registered public accounting firm with respect to our management's assessment, also as set forth under "Item 9A. Controls and Procedures," below. However, each year we must continue to monitor and assess our internal control over financial reporting and determine whether we have any material weaknesses. Depending on their nature and severity, any future material weaknesses could result in our having to restate financial statements, could make it difficult or impossible for us to obtain an audit of our annual financial statements or could result in a qualification of any such audit. In such events, we could experience a number of adverse consequences, including our inability to comply with applicable reporting and listing requirements, a loss of market confidence in our publicly available information, delisting from Nasdaq, loss of financing sources such as our line of credit, and litigation based on the events themselves or their consequences.

We may infringe or be subject to claims that we infringe the intellectual property rights of others. Third parties may assert intellectual property infringement claims against us, and such claims, if proved, could require us to pay substantial damages or to redesign our existing products. Regardless of the merits, any claim of infringement requires management attention and causes us to incur significant expense to defend.

We may not be able to protect our proprietary information and rights adequately. We rely on a combination of patent, copyright and trade secret protection, nondisclosure agreements and licensing arrangements to establish, protect and enforce our proprietary information and rights. We have a number of patents and have additional applications pending. There can be no assurance, however, that patents will be issued from the pending applications or that any issued patents will protect adequately those aspects of our technology to which such patents will relate. Despite our efforts to safeguard and maintain our proprietary rights, we cannot be certain that we will succeed in doing so or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technologies. The laws of some countries do not protect intellectual property rights to the same extent or in the same manner as do the laws of the United States. Although we continue to implement protective measures and intend to defend our proprietary rights vigorously, these efforts may not be successful.

Risk Factors Pertaining to our Notes and Our Common Stock

Our indebtedness may adversely affect our financial strength. With the sale of the Notes, we incurred $80.0 million of indebtedness. As of December 31, 2005, we had no other outstanding indebtedness for money borrowed and no material equipment lease obligations. We have a $30.0 million secured credit facility which supports the issuance of letters of credit, of which $11.3 million were outstanding as of December 31, 2005 (the outstanding letters of credit were reduced to $1.4 million as of February 1, 2006), and provides us the remaining availability for potential borrowing. As of February 6, 2006, the line of credit also supports a forward currency contract designated as a cash flow hedge on a specific sales contract. See Note 20 — *Subsequent Events* of the Notes to Consolidated Financial Statements, below. We may incur additional indebtedness for money borrowed, which may include borrowing under new credit facilities or the issuance of new debt securities. The level of our indebtedness could, among other things:

- make it difficult or impossible for us to make payments on the Notes;
- increase our vulnerability to general economic and industry conditions, including recessions;
- require us to use cash flow from operations to service our indebtedness, thereby reducing our ability to fund working capital, capital expenditures, research and development efforts and other expenses;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- place us at a competitive disadvantage compared to competitors that have less indebtedness; and
- limit our ability to borrow additional funds that may be needed to operate and expand our business.

Our existing and any future credit facilities may adversely affect our ability to make payments under the Notes. Our existing senior secured credit agreement contains covenants relating to our business, including covenants that require us to maintain or achieve specified financial performance standards, and contains specified events of default. We anticipate that any future credit facility would contain similar types of provisions. Our failure to comply with any of those covenants or the occurrence of any of those specified events of default, if not cured (to the extent cure is permitted under the agreement) or waived, could result in the acceleration of our indebtedness under the existing or any future credit facilities. If our credit facility is in default, we will be required by the indenture, or in certain cases after a notice from our lender pursuant to the indenture, to suspend or defer payments under the Notes. Because our credit facility constitutes senior indebtedness, any enforcement by the Note holders of their rights under the indenture to such payments could lead to our insolvency and a proceeding in which our senior and secured indebtedness would have priority over claims under the Notes.

We will require a significant amount of cash to service our indebtedness and to fund planned capital expenditures, research and development efforts and other corporate expenses. Our ability to make payments on our indebtedness, including the Notes, and to fund planned capital expenditures, research and development efforts and other corporate expenses will depend on our future operating performance and on economic, financial, competitive, legislative, regulatory and other factors. Many of these factors are beyond our control. Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us in an amount sufficient to enable us to pay our indebtedness, including the Notes, or to fund our other needs.

If we are unable to generate sufficient cash flow to enable us to pay our indebtedness, we may need to pursue one or more alternatives, such as:

- reducing our operating expenses;
- reducing or delaying capital expenditures or research and development;
- selling assets;
- raising additional equity capital and/or debt; and
- seeking legal protection from our creditors.

Any reduction in operating expenses, reduction or delay in capital expenditures, or sale of assets may materially and adversely affect our future revenue prospects. In addition, we may not be able to raise additional equity capital or debt on commercially reasonable terms or at all. Finally, any of the above actions may not provide sufficient cash to repay our indebtedness, including the Notes.

There are no covenants in the indenture for the Notes restricting our ability or the ability of our subsidiaries to incur future indebtedness or restricting the terms of any such indebtedness. The indenture governing the Notes does not contain any financial or operating covenants or restrictions on the amount or terms of indebtedness that we or any of our subsidiaries may incur. We may therefore incur additional debt without limitation by the indenture for the Notes, including senior indebtedness, to which the Notes are contractually subordinated, and secured indebtedness, to which the Notes are effectively subordinated. In addition, our subsidiaries may incur additional debt to which the Notes are structurally subordinated, without limitation. We or our subsidiaries may also agree to terms of any such indebtedness that may restrict our flexibility in complying with our obligations under the Notes. If we or any of our subsidiaries incur additional indebtedness, the related risks that we and they now face may intensify. Our credit facility, however, currently restricts our ability, directly or through our subsidiaries, to incur additional indebtedness.

The Notes are subordinated in right of payment to our existing and future senior indebtedness. The Notes are our general unsecured senior subordinated obligations. The Notes rank junior in right of payment to our existing and future senior indebtedness, including our existing line of credit, and equal in right of payment with any future indebtedness or other obligation that is not, by its terms, either senior or subordinated to the Notes. The indenture for the Notes does not limit our ability to incur additional indebtedness of any kind. In the event of our bankruptcy, liquidation or reorganization, the note holders will share in any assets available to our general creditors, only after all obligations to the holders of senior indebtedness have been paid. The note holders do not have the right to limit the amount of senior indebtedness or the competing claims of our general creditors.

The Notes are effectively subordinated to our secured indebtedness and are structurally subordinated to all indebtedness and other liabilities of our current and future subsidiaries. The Notes are general unsecured obligations and are effectively subordinated to our current and future secured indebtedness to the extent of the assets securing the indebtedness. The indenture for the Notes does not limit our ability to incur secured indebtedness. In the event of bankruptcy, liquidation or reorganization or upon acceleration of our secured indebtedness and in certain other events, our assets pledged in support of secured indebtedness will not be available to pay our obligations under the Notes. As a result, we may not have sufficient assets to pay amounts due on any or all of the Notes.

In addition, the Notes are structurally subordinated to all indebtedness and other liabilities of our current and future subsidiaries. Note holders do not have any claim as a creditor against our subsidiaries, and indebtedness and other liabilities, including trade payables, of our subsidiaries effectively are senior to Note holders' claims against our subsidiaries. The indenture for the Notes does not limit the ability of our subsidiaries to incur indebtedness or other liabilities. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment on their claims from assets of that subsidiary before any assets are made available for distribution to our direct creditors.

We and one of our subsidiaries, Cray Federal Inc., are obligated for all indebtedness under our senior secured credit agreement with Wells Fargo Foothill, Inc., and that agreement is secured by all of our assets and those of Cray Federal Inc. and by pledges of the stock of our subsidiaries, and is supported by guaranties by certain of our subsidiaries.

In certain circumstances, holders of senior debt can require us to suspend or defer cash payments due in respect of the Notes. If we are in default as to any payment obligation under any Senior Debt, as defined in the indenture governing the Notes, including a payment default that results from the acceleration of such Senior Debt as a result of a non-payment default, we will be prohibited, under the terms of the indenture from making any further cash payments in respect of the Notes until such default has been cured or waived or shall have ceased to exist. In addition, if we incur a non-payment default under any Designated Senior Debt, as defined in the indenture, the holder or holders may provide, or cause to be provided, a notice to the indenture trustee that will have the effect of prohibiting any further cash payments in respect of the Notes for a period not exceeding 179 days from the date on which the trustee receives the notice or until such default is earlier cured or waived. A holder of Designated Senior Debt may have the right to accelerate such debt as a result of the non-payment default during the 179 day blockage period or otherwise, in which event future payments in respect of the Notes will be prohibited as described above. Our obligations under our existing senior secured credit agreement constitute Senior Debt and Designated Senior Debt under the indenture.

Unless a condition to conversion is met prior to the maturity of the Notes, the Notes will not be convertible at any time. The Notes are convertible only upon the occurrence of stated conditions. If none of these conditions occurs during the term of the Notes, the Notes will never be convertible and the holders may never have an opportunity to realize any appreciation in value based on the value of our common stock.

Upon conversion of the Notes, we may pay cash or a combination of cash and shares of our common stock in lieu of issuing shares of our common stock. Therefore, Note holders may receive no shares of our common stock or fewer shares than the number into which their Notes are convertible. We have the right to satisfy our conversion obligation to Note holders by issuing shares of our common stock into which the Notes are convertible, paying the cash value of the shares of our common stock into which the Notes are convertible, or a combination thereof. In addition, we have the right to irrevocably elect to satisfy our conversion obligation in cash with respect to the principal amount of the Notes to be converted after the date of such election. Accordingly, upon a conversion of a Note, a holder may not receive any shares of our common stock, or it might receive fewer shares of our common stock relative to the conversion value of the Note. Our liquidity may be reduced to the extent that we choose to deliver cash rather than shares of our common stock upon conversion of Notes.

If a principal conversion settlement election is made, we may not have sufficient funds to pay the cash settlement upon conversion. If we make a principal conversion settlement election, upon conversion of the Notes, we will be required to satisfy our conversion obligation relating to the principal amount of such Notes in cash. If a significant number of holders were to tender their Notes for conversion at any given time, we may not have the financial resources available to pay the principal amount in cash on all such Notes tendered for conversion.

The conversion rate of the Notes may not be adjusted for all dilutive events, including third-party tender or exchange offers, that may adversely affect the trading price of the Notes or our common stock issuable upon conversion of the Notes. The conversion rate of the Notes is subject to adjustment upon specified events, including specified issuances of stock dividends on our common stock, issuances of rights or warrants, subdivisions, combinations, distributions of capital stock or assets, cash dividends and issuer tender or exchange offers. The conversion rate will not be adjusted upon other events, such as third-party tender or exchange offers, that may adversely affect the trading price of the Notes or our common stock.

If we pay cash dividends on our common stock, Note holders may be deemed to have received a taxable dividend without the receipt of cash. If we pay cash dividends on our common stock and there is a resulting adjustment to the conversion rate, a Note holder could be deemed to have received a taxable dividend subject to U.S. federal income tax without the receipt of any cash.

If we elect to settle upon conversion in cash or a combination of cash and shares of common stock, there will be a delay in settlement. Upon conversion, if we elect to settle in cash or a combination of cash and shares of our common stock, there will be a significant delay in settlement. In addition, because the amount of cash or common stock that a Note holder will receive in these circumstances will be based on the sale price of our common stock for an extended period between the conversion date and such settlement date, holders will bear the market risk with respect to the value of the common stock for such extended period.

Some significant corporate transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repurchase the Notes. Upon the occurrence of a fundamental change, as defined in the indenture governing the Notes, which includes specified change of control events, we will be required to offer to repurchase all outstanding Notes. The fundamental change provisions, however, will not require us to offer to repurchase the Notes in the event of some significant corporate transactions. For example, various transactions, such as leveraged recapitalizations, refinancings, restructurings or acquisitions initiated by us, would not constitute a change of control and, therefore, would not constitute a fundamental change requiring us to repurchase the Notes. Other transactions may not constitute a fundamental change because they do not involve a change in voting power or beneficial ownership of the type described in the definition of fundamental change. Accordingly, Note holders may not have the right to require us to repurchase their Notes in the event of a significant transaction that could increase the amount of our indebtedness, adversely affect our capital structure or any credit ratings or otherwise adversely affect the holders of Notes.

In addition, a fundamental change includes a sale of all or substantially all of our properties and assets. Although there is limited law interpreting the phrase "substantially all," there is no precise established definition of the phrase under the laws of New York, which govern the indenture and the Notes, or under the laws of Washington, our state of incorporation. Accordingly, a Note holder's ability to require us to repurchase Notes as a result of a sale of less than all of our properties and assets may be uncertain.

Our Notes may not be rated or may receive a lower rating than investors anticipate, which could cause a decline in the trading volume and market price of the Notes and our common stock. We do not intend to seek a rating on the Notes, and we believe it is unlikely the Notes will be rated. If, however, one or more rating agencies rates the Notes and assigns a rating lower than the rating expected by investors, or reduces any rating in the future, the trading volume and market price of the Notes and our common stock may be adversely affected.

We may not have the funds necessary to purchase the Notes upon a fundamental change or other purchase date and our ability to purchase the Notes in such events may be limited. On December 1, 2009, December 1, 2014 and December 1, 2019, holders of the Notes may require us to purchase their Notes for cash. In addition, holders may also require us to purchase their Notes upon a fundamental change, as defined in the indenture governing the Notes. Our ability to repurchase the Notes in such events may be limited by law, and by the terms of other indebtedness, including the terms of senior indebtedness, we may have outstanding at the time of such events. Our existing senior secured credit facility does not permit us to repurchase any of the Notes without the prior written consent of the lender, including any repurchase following a fundamental change as defined in the indenture. Any subsequent credit facility may include similar provisions. If we do not have sufficient funds, we will not be able to repurchase the Notes tendered to us for purchase. If a repurchase event occurs, we expect that we would require third-party financing to repurchase the Notes, but we may not be able to obtain that financing on favorable terms or at all. Our failure to repurchase tendered Notes at a time when the repurchase is required by the indenture would constitute a default under the indenture. In addition, a default under the indenture or the occurrence of a fundamental change which results in any Note holder delivering a fundamental change purchase notice electing repurchase of any notes each constitutes a default under our existing senior secured credit facility and could lead to defaults under other existing and future agreements governing our indebtedness. In these circumstances, the subordination provisions in the indenture governing the Notes may limit or prohibit payments to Note holders. If, due to a default, the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness or repurchase the Notes.

The make whole premium payable on Notes that are converted in connection with certain fundamental changes may not adequately compensate Note holders for the lost option time value of the Notes as a result of that fundamental change. If any of certain fundamental changes occurs on or prior to December 1, 2009, we will under certain circumstances pay a make whole premium on the Notes that are converted in connection with such fundamental change. The amount of the make whole premium and additional shares delivered depends on the date on which the fundamental change becomes effective and the price paid per share of our common stock in the transaction constituting the fundamental change, as defined in the indenture governing the Notes. Although the make whole premium is designed to compensate Note holders for the lost option value of the Notes as a result of the fundamental change, the amount of the make whole premium is only an approximation of the lost value and may not adequately compensate Note holders for the loss. In addition, if a fundamental change occurs after December 1, 2009, or if the applicable price is less than or equal to $3.51 per share or greater than $10.50 per share (in each case, subject to adjustment), then we will not pay any make whole premium. Also, a holder may not receive the make whole premium payable upon conversion until the fundamental change repurchase date relating to the applicable fundamental change, or even later, which could be a significant period of time after the date the holder has tendered its Notes for conversion.

There are restrictions on the Note holders' ability to transfer or resell the Notes without registration under applicable securities laws, and if we fail to fulfill our obligations to keep effective the registration

statement covering the resale of the Notes, we will be required to pay additional interest on the Notes affected by that failure and to issue additional shares of common stock on Notes converted during such failure and satisfied by us in common stock. We sold the Notes under an exemption from registration under applicable U.S. federal and state securities laws. The registration statement covering the resale of the Notes and underlying common stock became effective in July 2005. Under the registration rights agreement, we are permitted to suspend the use of the effective registration statement for specific periods of time for certain specified reasons. If we fail to fulfill our obligations specified in the registration rights agreement governing the Notes, we will be required to pay additional interest on Notes adversely affected by such failure. Such additional interest will accrue from the date of such failure at a rate per year equal to 0.25% for the first 90 days, and 0.50% thereafter, on the principal amount of such Notes until such failure is cured or until the registration statement is no longer required to be kept effective and is payable on the scheduled interest payment dates. If a holder converts Notes during a registration default, no accrued and unpaid additional interest will be paid with respect to the Notes converted, but the holder would receive on any conversion that we elect to satisfy in common stock 103% of the number of shares of our common stock that such holder would have received in the absence of such default. We would have no other liability for monetary damages for a failure to fulfill our registration obligations.

There is no active market for the Notes and if an active trading market does not develop for these Notes, the holders of the Notes may be unable to resell them. The Notes are a new issue of securities for which the only current trading market is the Nasdaq's screen-based automated trading system known as PORTAL, which facilitates the trading of unregistered securities eligible to be resold by qualified institutional buyers pursuant to SEC Rule 144A. The resale of the Notes is registered under the Securities Act. Any Notes resold using an effective prospectus will no longer be eligible for trading in the PORTAL market. Moreover, if enough Notes are converted, redeemed or sold pursuant to an effective prospectus, trading of Notes in the PORTAL market may become inactive or may cease altogether. In that event, and in the absence of an alternative trading market, there would exist no organized market for the Notes from which their market value could be determined or realized. We do not intend to list the Notes on any national securities exchange or to seek the admission of the Notes for trading in the Nasdaq National Market or SmallCap Market. We have been advised by Bear, Stearns & Co. Inc. that it is currently making a market in the Notes. However, it is not obligated to do so and any market-making activities with respect to the Notes may be discontinued at any time without notice. In addition, market-making activity is subject to the limits imposed by law.

Further, even if a market in the Notes develops, the Notes could trade at prices lower than the initial offering price. In addition, the liquidity of, and the trading market for, the Notes may be adversely affected by many factors, including prevailing interest rates, the markets for similar securities, general economic conditions, our financial condition, performance and prospects and general declines or disruptions in the market for non-investment grade debt.

Our stock price is volatile. The stock market has been and is subject to price and volume fluctuations that particularly affect the market prices for small capitalization, high technology companies like us. The trading price of our common stock is subject to significant fluctuations in response to many factors, including our quarterly operating results (particularly if they are less than our or analysts' previous estimates), changes in analysts' estimates, our capital raising activities, announcements of technological innovations by us or our competitors and general conditions in our industry.

A substantial number of our shares are eligible for future sale and may depress the market price of our common stock and may hinder our ability to obtain additional financing. As of December 31, 2005, we had outstanding:

- 90,973,506 shares of common stock, and 78,840 shares of common stock issuable upon exchange of certain exchangeable securities issued in connection with the acquisition of OctigaBay Systems Corporation in April 2004 (all 78,840 exchangeable shares were exchanged for an equivalent number of shares of our common stock in January 2006);
- warrants to purchase 5,634,049 shares of common stock;

- stock options to purchase an aggregate of 18,000,580 shares of common stock, of which 17,982,045 options were then exercisable; and
- Notes convertible into up to 22,792,016 shares of common stock.

Almost all of our outstanding shares of common stock may be sold without substantial restrictions, with certain exceptions including approximately two million shares held by executive officers and key managers that may be forfeited and are restricted against transfer until June 30, 2007. Almost all of the shares of common stock that may be issued on exercise of the warrants and options will be available for sale in the public market when issued, subject in some cases to volume and other limitations. The warrants outstanding at December 31, 2005, consisted of warrants to purchase 294,641 shares of common stock, with exercise prices ranging from $4.50 to $6.00 per share, expiring between May 21, 2006, and September 3, 2006, warrants to purchase 200,000 shares of common stock, with an exercise price of $1.65 per share, expiring on May 30, 2009, and warrants to purchase 5,139,408 shares of common stock, with an exercise price of $2.53 per share, expiring on June 21, 2009. We have authorized 5,000,000 shares of undesignated preferred stock, although no shares are currently outstanding. The Notes are not now convertible, and only become convertible upon the occurrence of certain events. We have registered the resale of the Notes and of the underlying common stock under the Securities Act of 1933, as amended, which facilitates transferability of those securities. Sales in the public market of substantial amounts of our common stock, including sales of common stock issuable upon the exercise of warrants, options and Notes, may depress prevailing market prices for the common stock. Even the perception that sales could occur may impact market prices adversely. The existence of outstanding warrants, options and Notes may prove to be a hindrance to our future financings. Further, the holders of warrants, options and Notes may exercise or convert them for shares of common stock at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us. Such factors could impair our ability to meet our capital needs.

Provisions of our Articles of Incorporation and Bylaws could make a proposed acquisition that is not approved by our Board of Directors more difficult. Provisions of our Restated Articles of Incorporation and Bylaws could make it more difficult for a third party to acquire us. These provisions could limit the price that investors might be willing to pay in the future for our common stock. For example, our Articles of Incorporation and Bylaws provide for:

- removal of a director only in limited circumstances and only upon the affirmative vote of not less than two-thirds of the shares entitled to vote to elect directors;
- the ability of our board of directors to issue preferred stock, without shareholder approval, with rights senior to those of the common stock;
- no cumulative voting of shares;
- calling a special meeting of the shareholders only upon demand by the holders of not less than 30% of the shares entitled to vote at such a meeting;
- amendments to our Restated Articles of Incorporation require the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote on the amendment, unless the amendment was approved by a majority of our continuing directors, who are defined as directors who have either served as a director since August 31, 1995, or were nominated to be a director by the continuing directors;
- special voting requirements for mergers and other business combinations, unless the proposed transaction was approved by a majority of continuing directors;
- special procedures to bring matters before our shareholders at our annual shareholders' meeting; and
- special procedures to nominate members for election to our board of directors.

These provisions could delay, defer or prevent a merger, consolidation, takeover or other business transaction between us and a third party.

We do not anticipate declaring any cash dividends on our common stock. We have never paid any dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, our credit facility prohibits us, and any future credit facility is likely to prohibit us, from paying cash dividends without the consent of our lender.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our principal properties as of April 1, 2006, were as follows:

Location of Property	Uses of Facility	Approximate Square Footage
Chippewa Falls, WI	Manufacturing, hardware development, central service and warehouse	228,000
Seattle, WA	Executive offices, hardware and software development, sales and marketing	59,600
Mendota Heights, MN	Software development, sales and marketing operations	55,000

We own 179,000 square feet of manufacturing, development, service and warehouse space in Chippewa Falls, Wisconsin, and lease the remaining space described above. The real property we own in Chippewa Falls, Wisconsin, is pledged as collateral in favor of Wells Fargo Foothill, Inc. See Note 14 — *Convertible Notes Payable and Lines of Credit* of the Notes to Consolidated Financial Statements, below. We lease 19,000 square feet of office space in Burnaby, British Columbia, Canada; we are reducing our operations in that office. The lease expires at the end of 2006.

We also lease a total of approximately 9,600 square feet, primarily for sales and service offices, in various domestic locations. In addition, various foreign sales and service subsidiaries have leased an aggregate of approximately 17,300 square feet of office space. We believe our facilities are adequate to meet our needs in 2006.

Item 3. *Legal Proceedings*

Beginning on May 25, 2005, we and certain current and former officers were served with six securities class action complaints filed in the U.S. District Court for the Western District of Washington. On October 19, 2005, the Court ordered the consolidation of these cases into a single action, and on November 15, 2005, the plaintiffs filed an amended consolidated complaint. Plaintiffs seek to represent a class of purchasers of our securities from October 23, 2002, through May 9, 2005. The consolidated complaint alleges federal securities law violations in connection with the issuance of various reports, press releases and statements in investor telephone conference calls, and seeks unspecified damages, interest, attorneys' fees, costs and other relief. On December 19, 2005, we and the individual defendants moved to dismiss the consolidated complaint, which motion is pending before the Court.

On June 3 and June 17, 2005, two shareholder derivative complaints were filed in the U.S. District Court for the Western District of Washington against members of our Board of Directors and certain current and former officers. The derivative plaintiffs purport to act on our behalf and assert allegations substantially similar to those asserted in the putative class action complaints, as well as allegations of breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, and unjust enrichment. The complaints seek to recover on our behalf unspecified damages and seek attorney's fees, costs and other relief. On August 29, 2005, the Court ordered the consolidation of these two cases into a single action, and in October 2005 we were served with an amended derivative complaint containing substantially identical allegations as in the earlier complaints. On November 18, 2005, we and the individual defendants moved to dismiss the consolidated derivative complaint, which motions are pending before the Court.

On January 9, 2006, we were served in two additional shareholder derivative complaints filed in the Superior Court of the State of Washington for King County against members of our Board of Directors and certain current and former officers and former directors. The derivative plaintiffs purport to act on our behalf and make allegations substantially similar to those asserted in the consolidated derivative case previously filed in the U.S. District Court for the Western District of Washington. The complaints seek to recover on our behalf unspecified damages and seek attorneys' fees, costs and other relief. On February 15, 2006, the two state court derivative actions were consolidated by order of the Court. On April 5, 2006, we and the individual defendants moved to dismiss the state court derivative action, which motions are pending before the Court.

We are indemnifying our current and former officers and directors named in each of the foregoing actions, subject to an undertaking by each of them to repay the advanced fees and costs if it is ultimately determined that he or she is not entitled to such indemnification.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of our shareholders during the fourth quarter of 2005.

Item E.O. *Executive Officers of the Company*

Our executive officers, as of April 17, 2006, were as follows:

Name	Age	Position
Peter J. Ungaro	37	Chief Executive Officer and President
Brian C. Henry	49	Executive Vice President and Chief Financial Officer
Christopher Jehn	63	Vice President
Kenneth W. Johnson	64	Senior Vice President, General Counsel and Corporate Secretary
Steven L. Scott	40	Senior Vice President and Chief Technology Officer
Jan C. Silverman	55	Senior Vice President
Margaret A. Williams	48	Senior Vice President

Peter J. Ungaro has served as Chief Executive Officer and as a member of our Board of Directors since August 2005 and as President since March 2005; he previously served as Senior Vice President responsible for sales, marketing and services since September 2004 and before then served as Vice President responsible for sales and marketing from when he joined us in August 2003. Prior to joining us, he served as Vice President, Worldwide Deep Computing Sales for IBM since April 2003. Prior to that assignment, he was IBM's vice president, worldwide high performance computing sales, a position he held since February 1999. He also held a variety of other sales leadership positions since joining IBM in 1991. Mr. Ungaro received a B.A. in business administration from Washington State University.

Brian C. Henry joined us in May 2005 as Executive Vice President and Chief Financial Officer. He has 20 years of experience as a technology company chief financial officer. Mr. Henry joined Cray after having served as executive vice president and chief financial officer of Onyx Software Corporation, a full suite customer relationship management company, which he joined in 2001. He previously served from 1999 to 2001 as executive vice president and chief financial officer of Lante Corporation, a public internet consulting company focused on e-markets and collaborative business models. From 1998 to 1999 he was chief operating officer, information management group, of Convergys Corporation, which he helped spin-off from Cincinnati Bell Inc., a diversified service company where he served as executive vice president and chief financial officer from 1993 to 1998. From 1983 to 1993 he was with Mentor Graphics Corporation in key financial management roles, serving as chief financial officer from 1986 to 1993. Mr. Henry received his B.S. degree from Portland State University and an M.B.A. at Harvard University where he was a Baker Scholar.

Christopher Jehn serves as Vice President responsible for government programs, a position he has held since joining us in July 2001. He served as the Assistant Director for National Security in the Congressional Budget Office from 1998 to 2001. From 1997 to 1998, he was a member of the Commission on Service members and Veterans Transition Assistance, and also served in 1997 as the Executive Director of the National Defense Panel. Mr. Jehn was a Senior Vice President at ICF Kaiser International, Inc., from 1995 to 1997. Prior to 1995, he held executive positions at the Institute for Defense Analyses and the Center for Naval Analyses and served as Assistant Secretary of Defense for Force Management and Personnel from 1989 to 1993. He received a B.A. from Beloit College and a Master's degree in economics from the University of Chicago.

Kenneth W. Johnson serves as Senior Vice President, General Counsel and Corporate Secretary. He has held the position of General Counsel and Corporate Secretary since joining us in September 1997. From September 1997 to December 2001 he also served as Vice President Finance and Chief Financial Officer and he again served as Chief Financial Officer from November 2004 to May 2005. Prior to joining us, Mr. Johnson practiced law in Seattle for 20 years with Stoel Rives LLP and predecessor firms, where his practice emphasized corporate finance. Mr. Johnson received an A.B. degree from Stanford University and a J.D. degree from Columbia University Law School.

Steven L. Scott has served as Senior Vice President since October 2005. He originally served as an employee, having joined Cray Research in 1992, through mid-July 2005, and rejoined us in October, 2005. He was named as Chief Technology Officer in October 2004. He is responsible for designing the integrated infrastructure that will drive our next generation of supercomputers. Prior to his appointment as Chief Technology Officer, Dr. Scott held a variety of technology leadership positions. He was formerly the chief architect of the Cray X1 system and was instrumental in the design of the Red Storm supercomputer system. Dr. Scott holds fourteen U.S. patents in the areas of interconnection networks, cache coherence, synchronization mechanisms, and scalable parallel architectures. Dr. Scott has served on numerous program committees and as an associate editor for the IEEE Transactions on Parallel and Distributed Systems, and is a noted expert in high performance computer architecture and interconnection networks. In 2005 he was the recipient of both the Seymour Cray Computing Award from the IEEE Computer Society and the Maurice Wilkes Award from the Association of Computing Machinery. He received his B.S. in electrical and computing engineering, M.S. in computer science and Ph.D. in computer architecture all from the University of Wisconsin where he was a Wisconsin Alumni Research Foundation and Hertz Foundation Fellow.

Jan C. Silverman joined us in November 2005 as Senior Vice President responsible for corporate strategy and business development. In this capacity, he is responsible for our business and marketing strategies and leads our product management and marketing organizations. Mr. Silverman has 20 years of computer systems experience. From 1999 to 2005 he held senior marketing positions at SGI, including Senior Vice President Strategic Initiatives from 2004 to 2005, Senior Vice President and General Manager, Industry Solutions and Service Group in 2003, Senior Vice President Worldwide Marketing from 2000 to 2003 and Vice President Product Marketing responsible for servers, storage and graphics from 1999 to 2000. Before joining SGI, Mr. Silverman was with Hewlett-Packard from 1989 to 1999, holding senior product marketing positions in Hewlett-Packard's server and workstation groups and also led its early Internet program and microprocessor strategy. Prior to joining Hewlett-Packard, he was with Apollo Computer and Lockheed Martin in management and research and development positions. Mr. Silverman holds a B.S. degree in mechanical engineering from Rensselaer Polytechnic Institute and an M.S. degree in computer science from Lehigh University.

Margaret A. "Peg" Williams is Senior Vice President responsible for our software and hardware research and development efforts, including our current and future products and projects. Dr. Williams, who has more than 20 years of experience in the high performance computing industry, joined us in May 2005. From 1997 through 2005, she held various positions with IBM including Vice President of Database Technology and Director and then Vice President of HPC Software and AIX Development (1998-2004). She also led the user support team at the Maui High Performance Computing Center from 1993 through 1996. From 1987 through 1993, Dr. Williams held various positions in high performance computing software development at IBM. Dr. Williams holds a B.S. in mathematics and physics from Ursinus College and an M.S. in mathematics and a Ph.D. in applied mathematics from Lehigh University.

PART II

Item 5. ***Market for the Company's Common Equity, Related Shareholder Matters and Issuer Repurchases of Equity Securities***

Price Range of Common Stock and Dividend Policy

Our common stock is traded on the Nasdaq National Market under the symbol CRAY; prior to April 1, 2000, our stock traded under the symbol TERA. On April 17, 2006, we had 91,750,299 shares of common stock outstanding that were held by 782 holders of record.

The quarterly high and low sales prices of our common stock for the periods indicated are as follows:

	2004		2005	
	High	Low	High	Low
First Quarter	$11.75	$6.06	$4.91	$2.08
Second Quarter	8.03	5.84	2.75	1.18
Third Quarter	6.68	2.85	1.41	0.85
Fourth Quarter	4.83	3.02	1.73	0.89

We have not paid cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, our credit facility prohibits us from paying cash dividends without the consent of our lender.

Unregistered Sales of Securities

In connection with the acquisition of OctigaBay Systems Corporation on April 1, 2004, we reserved 4,840,421 shares of our Common Stock for issuance upon exchange of exchangeable securities issued to certain OctigaBay shareholders by our Nova Scotia subsidiary. In the quarter ended December 31, 2005, we issued an aggregate of 25,200 shares of our common stock upon exchange of the exchangeable shares.

In connection with the surrender to our landlord, Merrill Place, LLC, of certain space in our Seattle, Washington headquarters office and related amendments to our lease in the fourth quarter of 2005, we issued an aggregate of 70,000 shares of our common stock to our landlord.

The issuances of the shares described above, because of the nature of the investors and the manner in which the offering was conducted, were exempt from the registration provisions of the Securities Act of 1933 under Sections 4(2) and 4(6) and the rules and regulations thereunder and, with respect to the shares issued upon exchange of exchangeable shares, also under Regulation S under the Securities Act.

Issuer Repurchases

We did not repurchase any of our equity securities in the fourth quarter of 2005.

Item 6. ***Selected Financial Data***

The following table presents selected historical consolidated financial data for Cray Inc. and its subsidiaries, which is derived from our audited consolidated financial statements:

	Years Ended December 31,				
	2001	2002	2003	2004 (Restated) (2)	2005
	(In thousands, except for per share data)				
Operating Data:					
Revenue:					
Product	$ 51,105	$ 76,519	$175,004	$ 95,901	$152,098
Service	82,502	78,550	61,958	49,948	48,953
Total revenue	133,607	155,069	236,962	145,849	201,051
Operating Expenses:					
Cost of product revenue	30,657	41,187	97,354	104,196	139,518
Cost of service revenue	41,181	42,581	40,780	30,338	29,032
Research and development	53,926	32,861	37,762	53,266	41,711
Marketing and sales	19,961	20,332	27,038	34,948	25,808
General and administrative	9,226	8,923	10,908	19,451	16,145
In-process research and development charge	—	—	—	43,400	—
Restructuring, severance and impairment	3,802	1,878	4,019	8,182	9,750
Amortization of goodwill	6,981	—	—	—	—
Income (loss) from operations	(32,127)	7,307	19,101	(147,932)	(60,913)
Other income (expense), net	(336)	3,104	1,496	(699)	(1,421)
Interest income (expense), net	(1,771)	(2,832)	444	365	(3,462)
Income (loss) before income taxes	(34,234)	7,579	21,041	(148,266)	(65,796)
Provision (benefit) for income taxes	994	2,176	(42,207)	59,092	(1,488)
Net income (loss)	$(35,228)	$ 5,403	$ 63,248	$(207,358)	$(64,308)
Basic net income (loss) per common share	$ (0.87)	$ 0.11	$ 0.94	$ (2.49)	$ (0.73)
Diluted net income (loss) per common share	$ (0.87)	$ 0.10	$ 0.81	$ (2.49)	$ (0.73)
Cash Flow Data:					
Cash provided by (used in):					
Operating activities	$(26,641)	$ (8,689)	$ (8,713)	$ (52,656)	$(36,705)
Investing activities	(9,472)	(5,992)	(41,169)	(29,908)	41,731
Financing activities	44,045	25,335	65,079	84,153	(137)
Depreciation and amortization	14,157	15,364	15,860	17,179	19,578
Purchases of property and equipment	9,472	6,038	6,599	12,518	3,982
Other Data:					
Ratio of earnings to fixed charges (1)	—	3.4	52.6	—	—
Balance Sheet Data:					
Cash, cash equivalents, restricted cash and short-term investments	$ 12,377	$ 23,916	$ 74,343	$ 87,422	$ 46,026
Total assets	127,087	145,245	291,589	310,504	273,005
Obligations under capital leases	768	393	152	823	154

	Years Ended December 31,				
	2001	2002	2003	2004 (Restated) (2)	2005
	(In thousands, except for per share data)				
Total debt	14,944	4,144	—	80,000	80,000
Shareholders' equity	14,804	58,615	222,633	121,965	65,947

(1) The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings consist of net income (loss) plus provision (benefit) for income taxes and fixed charges. Fixed charges consist of interest expense, including amortization of fees paid for the line of credit and Convertible Senior Subordinated Note offering, plus the portion of operating rental expense management believes represents the interest component of rent expense. The pretax net loss for the years ended December 31, 2001, 2004 and 2005 was not sufficient to cover fixed charges by approximately $34.2 million, $148.3 million and $65.8 million, respectively. As a result, the ratio of earnings to fixed charges has not been computed for these periods.

(2) See Note 2 — *Restatement of Previously Issued Financial Statements* of the Notes to the Consolidated Financial Statements.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Forward-Looking Statements

The information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" below includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, and is subject to the safe harbor created by those Sections. Factors that realistically could cause results to differ materially from those projected in the forward-looking statements are set forth in this section and earlier in this report under "Item 1A. — Risk Factors," beginning on page 14. The following discussion should also be read in conjunction with the Consolidated Financial Statements and accompanying Notes thereto.

Restatement of Consolidated Financial Statements

We have restated our previously issued financial statements as of and for the year ending December 31, 2004, including interim periods in 2004, to correct a $3.3 million non-cash error with respect to revenue recognized under one of our product development contracts. We have determined that certain costs were incorrectly charged to this contract in 2004. The contract is accounted for under the percentage of completion method of accounting. As restated, 2004 revenue was decreased by $3.3 million, cost of product revenue was decreased by $3.1 million, research and development expense was increased by $3.1 million, and net loss was increased by $3.3 million. There was no impact on our cash or short-term investment position.

All amounts referenced for 2004 in this Annual Report, including the following discussion and analysis of our financial condition and results of operations, reflect the relevant amounts on a restated basis.

See Note 2 — *Restatement of Previously Issued Financial Statements* of the Notes to Consolidated Financial Statements for a summary of the effects of these changes to our consolidated statement of operations for 2004 and consolidated balance sheet as of December 31, 2004.

Overview and Executive Summary

We design, develop, manufacture, market and service high performance computer systems, commonly known as supercomputers. These systems provide capability and capacity far beyond typical server-based computer systems and address challenging scientific and engineering computing problems for government, industry and academia. During 2005, our revenue primarily came from sales of our Cray XT3, Cray X1E and Cray XD1 systems, from government funding for our Red Storm and Cascade development projects and from providing maintenance and other services to our customers.

We are dedicated solely to the supercomputing market. We have concentrated our product roadmap on building balanced systems combining highly capable processors (whether developed by ourselves or by others) along with highly scalable software with very high speed interconnect and communications capabilities throughout the entire computing system, not solely from processor-to-processor. We believe we are very well positioned to meet the high performance computing market's demanding needs by providing superior supercomputer systems with performance and cost advantages over low-bandwidth and cluster systems when sustained performance on challenging applications and workloads and total cost of ownership are taken into account.

Strategic Focus

We are focused on strategies that we believe will improve our financial results and increase returns for our shareholders. Our financial goals include sustained annual revenue growth, annual operating income improvement, and increased operating cash flows. Our revenue, results of operations and cash balances are likely to fluctuate significantly from quarter-to-quarter and within a quarter. These fluctuations are due to such factors as the high average sales prices and limited number of sales of our larger products, the timing of product orders and deliveries, our revenue recognition accounting policy under which we generally do not recognize product revenue until customer acceptance and other contractual provisions have been fulfilled, the timing of cash receipts for product sales, maintenance services, government research and development funding and our purchases of inventory. Given the nature of our business, our revenue, receivables and other related accounts are likely to be concentrated among a few customers.

To achieve these goals over time, we are focused on recapturing the leadership position in the capability-class supercomputing market (which represents the largest and most complex systems in the world), estimated to be a $800 million to $1.2 billion market in recent years. Our total addressable market, which we view as the capability market and those parts of the enterprise market where we have competitive advantages, is approximately $1.5 billion. To further this goal, we have aligned our research and development and sales and marketing efforts to achieve our Adaptive Supercomputing vision, which is intended to integrate multiple processing technologies into a single, highly scalable system to provide high performance and enhanced user productivity. Our Adaptive Supercomputing vision, which we will roll out over time starting in 2007, incorporates many of our technical strengths — massively parallel, vector, multithreading and other hardware co-processing technologies and high-bandwidth networks — into a single system.

Summary of 2005 Results

Revenue increased by $55.2 million or 38% from 2004 due to initial product sales of our Cray XT3 and Cray XD1 products and a 38% year-over-year increase in Cray X1/X1E sales, partially offset by lower revenue recognized on our Cascade and Red Storm projects.

Loss from operations improved to a loss of $60.9 million in 2005 from a loss of $147.9 million in 2004. The improvement was primarily due to three factors: a $21.2 million increase in gross margin on higher 2005 sales; $24.0 million of operating cost containment and improvements due to the second quarter restructuring activities, including workforce reduction and pay reduction program and increased government funding of research and development; and a $43.4 million charge in 2004 for the write-off of in process research and development in connection with the acquisition of OctigaBay Systems.

Net cash used in operations improved in 2005 from a use of cash of $52.7 million in 2004 to a use of cash of $36.7 million in 2005. Cash balances increased $4.3 million during 2005 and we did not borrow amounts under our line of credit agreement. However, during 2005 we sold $34.3 million of short-term investments and utilized $11.4 million of cash previously restricted during the year.

Market Overview and Challenges

The most significant trend in the high performance computing market is the continuing expansion and acceptance of low-bandwidth and cluster systems using microprocessors manufactured by Intel, AMD, IBM and others with commercially available commodity networking and other components throughout the high performance computing market, especially in capacity computing situations. These systems may offer higher theoretical peak performance for equivalent cost, and vendors of such systems often put pricing pressure on us in competitive procurements, even at times in capability market procurements.

To compete against these systems in the longer term, we need to incorporate greater performance differentiation across our products. We believe we will have such differentiation through our new vector-based product being developed in our BlackWidow project and our new multithreaded product being developed in our Eldorado project. These products, which focus initially on a narrower market than our commodity processor products, are expected to be available in 2007. One of our challenges is to broaden the markets for these products. We must add greater performance differentiation to our high-bandwidth massively parallel commodity processor-based products, such as the Cray XT3 and successor systems, while balancing the business strategy trade-offs between using commodity parts, which are available to our competitors, and proprietary components, which are both expensive and time-consuming to develop. We intend to grow our share of the capability market and concentrate on those parts of the enterprise market where we have competitive advantages.

Our success depends on several other factors, including timely, efficient execution of our research and development plans which should provide us with leading-edge technologies. We must effectively market and sell products that utilize these technologies as differentiated products and continue to broaden our geographic markets in Europe and Asia. We need to continue to successfully obtain co-development funding for certain of our research and development efforts. Longer term, our Adaptive Supercomputing vision incorporates our broad technical strengths into a single system, reducing our expected development costs. Our ability to innovate and execute in these areas will determine the extent to which we are able to grow existing revenue profitably despite the high level of competitive activity. There continue to be competitive pressures that we must respond to related to pricing, product performance and availability of application software. We must manage each of these factors, as well as maintain mutually beneficial relationships with our customers, in order to compete effectively and achieve our business goals.

Our product costs are subject to fluctuations, particularly due to changes in our production levels. Higher sales volumes allow us to achieve lower component pricing and recover our fixed overhead more effectively than if volumes are low. Technological changes in our products may result in writing down certain inventories below cost based upon their estimated future use. Our operating costs are subject to fluctuations due to the timing and level of development co-funding and other factors. As our international business expands, we must manage our foreign currency risks as we enter into agreements that are not denominated in the U.S. dollar and not naturally hedged by expenses that are incurred in the same foreign currency.

The major uncertainties that should be considered in evaluating our business, operations and prospects and that could affect our future results and financial condition are set forth above under "Item 1A. Risk Factors."

Critical Accounting Policies and Estimates

This discussion as well as disclosures included elsewhere in this Annual Report on Form 10-K are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingencies. In preparing our financial statements in accordance with U.S. GAAP, there are certain accounting policies that are particularly important. These include revenue recognition, inventory valuation, goodwill and intangible assets, income taxes, the accounting for loss contracts and stock-based compensation. We believe these accounting policies and others set forth in Note 3 — *Summary of Significant Accounting Policies* of the Notes to Consolidated Financial Statements should be reviewed as they are integral to understanding our results of operations and financial condition. In some cases, these policies represent required accounting. In other cases, they may represent a choice between acceptable accounting methods or may require substantial judgment or estimation.

Additionally, we consider certain judgments and estimates to be significant, including those related to valuation estimates of deferred tax assets, valuation of inventory at the lower of cost or market, estimates to complete for percentage of completion accounting on the Red Storm and Cascade contracts and impairment of goodwill and other intangible assets. We base our estimates on historical experience, current conditions and on other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Our management has discussed the selection of significant accounting policies and the effect of judgments and estimates with the Audit Committee of our Board of Directors.

Revenue Recognition

We recognize revenue when it is realized or realizable and earned. In accordance with the Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition in Financial Statements, we consider revenue realized or realizable and earned when we have persuasive evidence of an arrangement, the product has been shipped or the services have been provided to our customer, title and risk of loss for products has passed to our customer, the sales price is fixed or determinable, no significant unfulfilled obligations exist and collectibility is reasonably assured. In addition to the aforementioned general policy, the following are the specific revenue recognition policies for each major category of revenue and for multiple-element arrangements.

Products: We recognize revenue from our product lines, as follows:

- *Cray X1/X1E and Cray XT3 Product Lines:* We recognize revenue from product sales upon customer acceptance of the system, when we have no significant unfulfilled obligations stipulated by the contract that affect the customer's final acceptance, the price is determinable and collection is reasonably assured. A customer-signed notice of acceptance or similar document is required from the customer prior to revenue recognition.
- *Cray XD1 Product Line:* We recognize revenue from product sales of Cray XD1 systems upon shipment to, or delivery to, the customer, depending upon contract terms, when we have no significant unfulfilled obligations stipulated by the contract, the price is determinable and collection is reasonably assured. If there is a contractual requirement for customer acceptance, revenue is recognized upon receipt of the notice of acceptance and when we have no unfulfilled obligations.

Revenue from contracts that require us to design, develop, manufacture or modify complex information technology systems to a customer's specifications is recognized using the percentage of completion method for long-term development projects under AICPA Statement of Position 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts.* Percentage of completion is measured based on the ratio of costs incurred to date compared to the total estimated costs. Total estimated costs are based on several factors, including estimated labor hours to complete certain tasks and the estimated cost of purchased components or services. Estimates may need to be adjusted from quarter to quarter, which would impact revenue and margins on a cumulative basis. To the extent the estimate of total costs to complete the contract indicates a loss, such amount is recognized in full at that time.

Services: Revenue for the maintenance of computers is recognized ratably over the term of the maintenance contract. Maintenance contracts that are paid in advance are recorded as deferred revenue. We consider fiscal funding clauses as contingencies for the recognition of revenue until the funding is assured. High performance computing service revenue is recognized as the services are rendered.

Multiple-Element Arrangements. We commonly enter into transactions that include multiple-element arrangements, which may include any combination of hardware, maintenance and other services. In accordance with Emerging Issues Task Force Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables,* when some elements are delivered prior to others in an arrangement and all of the following criteria are met, revenue for the delivered element is recognized upon delivery and acceptance of such item:

- The element could be sold separately;

- The fair value of the undelivered element is established; and
- In cases with any general right of return, our performance with respect to any undelivered element is within our control and probable.

If all of the criteria are not met, revenue is deferred until delivery of the last element as the elements would not be considered a separate unit of accounting and revenue would be recognized as described above under our product line or service revenue recognition policies. We consider the maintenance period to commence upon installation and acceptance of the product, which may include a warranty period and accordingly allocate a portion of the sales price as a separate deliverable which is recognized as service revenue over the entire service period.

Inventory Valuation

We record our inventory at the lower of cost or market. We regularly evaluate the technological usefulness and anticipated future demand of our inventory components. Due to rapid changes in technology and the increasing demands of our customers, we are continually developing new products. Additionally, during periods of product or inventory component upgrades or transitions, we may acquire significant quantities of inventory to support estimated current and future production and service requirements. As a result, it is possible that older inventory items we have purchased may become obsolete, be sold below cost or be deemed in excess of quantities required for production or service requirements. When we determine it is not likely we will recover the cost of inventory items through future sales, we write down the related inventory to our estimate of its market value. During 2005, we charged a total of $5.8 million for write down of inventory of which $3.2 million was related to Cray X1E inventory, $2.0 million was related to Cray XD1 inventory, and $0.6 million was related to Cray XT3 inventory. In 2004, we wrote down Cray X1 inventory by $8.3 million and Cray XD1 inventory by $0.2 million, for a total of $8.5 million.

Because the products we sell have high average sales prices and because a high number of our prospective customers receive funding from U.S. or foreign governments, it is difficult to estimate future sales of our products and the timing of such sales. It also is difficult to determine whether the cost of our inventories will ultimately be recovered through future sales. While we believe our inventory is stated at the lower of cost or market and that our estimates and assumptions to determine any adjustments to the cost of our inventories are reasonable, our estimates may prove to be inaccurate. We have sold inventory previously reduced in part or in whole to zero, and we may have future sales of previously written down inventory. We also may have additional expense to write down inventory to its estimated market value. Adjustments to these estimates in the future may materially impact our operating results.

Goodwill and Other Intangible Assets

Approximately 21% of our total assets as of December 31, 2005, consisted of goodwill resulting from our acquisition of the Cray Research business unit assets from SGI in 2000 and our acquisition of OctigaBay Systems Corporation in April 2004. We no longer amortize goodwill associated with the acquisitions, but we are required to conduct ongoing analyses of the recorded amount of goodwill in comparison to its estimated fair value. We currently have one operating segment and reporting unit. As such, we evaluate any potential goodwill impairment by comparing our net assets against the market value of our outstanding shares of common stock. We performed annual impairment tests effective January 1, 2006 and January 1, 2005, and determined that our recorded goodwill was not impaired.

The analysis of whether the fair value of recorded goodwill is impaired and the number and nature of our reporting units involves a substantial amount of judgment. Future changes related to the amounts recorded for goodwill could be material depending on future developments and changes in technology and our business.

In connection with our 2004 acquisition of OctigaBay Systems Corporation, we assigned $6.7 million of value to core technology. In December 2005 we announced plans to further integrate our technology platforms, and combine the Cray XD1 and the Cray XT3 products into a unified product offering. The expected undiscounted cash flows from the product using the core technology were not sufficient to recover the carrying value of the asset. We performed a fair value assessment similar to the original valuation and determined the asset had no continuing value. We wrote off the unamortized balance of our core technology intangible asset of $4.9 million Accordingly, we recorded a $4.9 million charge in 2005 to "Restructuring, Severance and Impairment" in the accompanying Consolidated Statements of Operations. In connection with this charge, we reversed the remaining deferred tax liability of $1.5 million that was established in the purchase accounting as amortization of this intangible asset was not deductible for income tax purposes.

Accounting for Income Taxes

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and operating loss and tax credit carryforwards and are measured using the enacted tax rates and laws that will be in effect when the differences and carryforwards are expected to be recovered or settled. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, a valuation allowance for deferred tax assets is provided when it is estimated that it is more likely than not that all or a portion of the deferred tax assets may not be realized through future operations. This assessment is based upon consideration of available positive and negative evidence, which includes, among other things, our most recent results of operations and expected future profitability. We consider our actual historical results to have stronger weight than other more subjective indicators when considering whether to establish or reduce a valuation allowance on deferred tax assets.

The provision for or benefit from income taxes represents taxes payable or receivable for the current period plus the net change in deferred tax assets and liabilities and valuation allowance amounts during the period. In 2003, we reversed $58.0 million of the valuation allowance against deferred tax assets (principally U.S. loss carryforwards) based primarily upon our consideration of our most recent profitable operating performance as well as our reasonably expected future performance. Based upon our judgment of the positive and negative evidence, we concluded that we would more likely than not be able to utilize most of our net deferred tax asset. In late 2004, we established a valuation allowance and recorded an income tax expense of $58.9 million based on our losses from operations in 2004 and based on our revised projections indicating continued challenging financial results. Based upon our most recent negative operating results, which we consider as a strong indicator of our future ability to utilize our deferred tax assets, we established a valuation allowance on certain deferred tax assets (principally U.S. loss carryforwards) created during 2005 in accordance with SFAS No. 109.

Accounting for Loss Contracts

In accordance with our revenue recognition policy, certain production contracts are accounted for using the percentage of completion accounting method. We recognize revenue based on a measurement of completion comparing the ratio of costs incurred to date with total estimated costs multiplied by the contract value. Inherent in these estimates are uncertainties about the total cost to complete the project. If the estimate to complete results in a loss on the contract, we will record the amount of the estimated loss in the period the determination is made. On a regular basis, we update our estimates of total costs. Changes to the estimate may result in a charge or benefit to operations. In 2004, we estimated that the Red Storm contract would result in a loss of $7.6 million, which was charged to cost of product revenue. During 2005, we increased the estimate of the loss on the contract by $7.7 million (cumulative loss of $15.3 million) due to additional hardware to be delivered to satisfy contractual and performance issues. This amount was charged to cost of product revenue. As of December 31, 2005, and 2004, the balance in the Red Storm loss contract accrual was $5.7 million and $3.1 million, respectively and is included in other accrued liabilities on the accompanying Consolidated Balance Sheets.

Stock-Based Compensation

Through December 31, 2005, we accounted for stock-based compensation under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees ("APB No. 25")*. Under the intrinsic value method, we did not record any expense when stock options granted were priced at the fair market value of our common stock at the date of grant. Certain of the stock options granted in connection with the OctigaBay Systems acquisition in 2004 had exercise prices below the fair market value of our common stock at the grant date and accordingly, we have recorded compensation expense over the vesting period based on the intrinsic value method.

In March and May 2005, we accelerated vesting of certain unvested and "out-of-the-money" stock options with exercise prices equal to or greater than the current market price at the date of the acceleration. These options were accelerated to avoid recording future compensation expense with respect to such options in 2006 and thereafter when we will be using the fair value method of SFAS No. 123(R), *Share-Based Payment*, ("SFAS No. 123(R)") to account for stock-based compensation. We believed that because such options had exercise prices substantially in excess of the current market value of our stock, the options were not achieving their original objective. Options to purchase 4.6 million shares of common stock were subject to the acceleration and the weighted average exercise price of the options subject to the acceleration was $5.33. Due to this acceleration, an additional $14.9 million is included in the pro forma stock-based compensation expense for the year ended December 31, 2005. In December 2005, we repriced 1,274,260 existing stock options to $1.49 per share and also issued 1,237,060 additional stock options at $1.49 per share (fair market price of our common stock on the date of issuance) that had immediate vesting, in order to enhance short-term retention and also to avoid future option expense charges.

Commencing January 1, 2006, we adopted SFAS No. 123(R), which requires us to record stock compensation expense for equity based awards granted, including stock options, for which expense will be recognized over the service period of the equity based award based on the fair value of the award at the date of grant. The actual effects of adopting SFAS No. 123(R) will be dependent on numerous factors including, but not limited to, the number of options granted in the future; the valuation model chosen by us to value stock-based awards; the assumed and actual award forfeiture rate; the accounting policies adopted concerning the method of recognizing the fair value of awards over the requisite service period; and the transition method chosen for adopting SFAS No. 123(R). See "Recent Accounting Pronouncements" below for further information.

Recent Accounting Pronouncements

As of December 31, 2005, we accounted for stock-based compensation awards using the intrinsic value measurement provisions of *APB No. 25*. Accordingly, we recorded no compensation expense in 2005 and previous years for stock options granted with exercise prices greater than or equal to the fair value of the underlying common stock at the date of grant. On December 16, 2004, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 123(R), and in March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB No. 107") relating to the adoption of SFAS No. 123(R). SFAS No. 123(R) eliminates the alternative of applying the intrinsic value measurement provisions of APB Opinion No. 25 to stock compensation awards. Rather, SFAS No. 123(R) requires enterprises to measure the cost of services received in exchange for an award of equity instruments based on the fair value of the award at the date of grant.

We adopted SFAS No. 123(R) effective January 1, 2006, using the Modified Prospective Application Method and the Black-Scholes fair value option-pricing model. Under this method SFAS No. 123(R) is applied to new awards and to awards modified, repurchased, or cancelled after the effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (such as unvested options) that are outstanding as of the date of adoption is recognized as the remaining requisite services are rendered. The compensation cost relating to unvested awards at the date of adoption is based on the fair value at the date of grant of those awards as calculated for pro forma disclosures under the original SFAS No. 123, *Stock Based Compensation.*

We expect that the adoption of SFAS No. 123(R) will impact our financial results in the future, as it is expected to reduce our net income or increase our net losses. As of December 31, 2005, we have unamortized stock-based compensation expense of $3.0 million, of which $1.9 million is expected to be expensed in 2006. However, this amount does not reflect the expense associated with equity awards that are expected to be granted to employees in 2006. Management is currently reviewing its alternatives for granting equity based awards and, while we expect to continue granting equity-based awards to our employees, the type, frequency and amount of award are still under consideration. Accordingly, the overall effect of adopting this new standard on the financial results for 2006 has not yet been quantified. The pro forma effects on net income and earnings per share, if we had applied the fair value recognition provisions of the original SFAS No. 123 on stock compensation awards (rather than applying the intrinsic value measurement provisions of APB No. 25), are disclosed in Note 3 to the Consolidated Financial Statements — *Summary of Significant Accounting Policies, Stock-Based Compensation* of the Notes to Consolidated Financial Statements. Although such pro forma effects of applying the original SFAS No. 123 may be indicative of the effects of adopting SFAS No. 123(R) except for the impact of the acceleration of vesting of substantially all employee stock options in 2005, the provisions of these two statements differ in important respects.

In March 2005, the FASB issued Interpretation ("FIN") 47, *Accounting for Conditional Asset Retirement Obligations.* This clarifies the term "conditional asset retirement obligation" as used in SFAS No. 143, *Accounting for Asset Retirement Obligations*, and provides guidance to ensure consistency in recording legal obligations associated with long-lived tangible asset retirements. The adoption of FIN 47 did not have a material effect on our financial position, cash flows or results of operations.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*, a replacement of Accounting Principles Board Opinion No. 20, *Accounting Changes,* and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements* ("SFAS No. 154"). SFAS No. 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, voluntary changes in accounting principles were generally required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS No. 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements.

In June 2005, the FASB issued Staff Position No. FAS 143-1, *Accounting for Electronic Equipment Waste Obligations* ("FSP No. 143-1"). The European Union issued a directive to its member states to adopt legislation regulating the collection, treatment, recovery and disposal of electrical and electronic waste equipment. The directive distinguished between "new waste" and "historical waste." FSP No. 143-1 provides guidance concerning the accounting for historical waste and states that the obligation associated with historical waste qualifies as an asset retirement obligation to be accounted for in accordance with SFAS No. 143, *Accounting for Asset Retirement Obligations*, and FIN No. 47, *Accounting for Conditional Asset Retirement Obligations.* We have certain inventory components that must comply with this new directive but at this time we cannot quantify the impact to our financial results, as many of the European Union member states have not finalized legislation.

In November 2005, the FASB issued Staff Position No. FAS 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*, ("FSP No. 115-1"). FSP No. 115-1 provides accounting guidance for identifying and recognizing other-than-temporary impairments of debt and equity securities, as well as cost method investments in addition to disclosure requirements. FSP No. 115-1 is effective for reporting periods beginning after December 15, 2005, and earlier application is permitted. This new pronouncement will be effective in 2006 and we do not believe that adoption of FSP No. 115-1 will have a material effect on our financial position, cash flows or results of operations.

Results of Operations

Revenue

Our product and service revenue for the years ended December 31, 2003, 2004 and 2005 were (in thousands, except for percentages):

	December 31,		
	2003	2004 (Restated)	2005
Product Revenue	$175,004	$ 95,901	$152,098
Percentage of total revenue	74%	66%	76%
Service Revenue	$ 61,958	$ 49,948	$ 48,953
Percentage of total revenue	26%	34%	24%
Total Revenue	$236,962	$145,849	$201,051

Product Revenue

The increase in 2005 product revenue over 2004 levels was due to increased sales of all three of our principal products, the Cray X1E, the Cray XT3 and the Cray XD1 systems, which became available after a production ramp-up during the first half of the year. In 2005, we recorded approximately $22.1 million in product revenue from the Cascade and Red Storm development projects which was a reduction of $27.4 million compared to 2004 due to reduced expenditures and associated revenue, in particular on the Red Storm development project. Product revenue declined in 2004 from 2003 due to significantly reduced Cray X1 system sales and the inability to recognize revenue on certain Cray X1E and Cray XT3 systems delivered in the fourth quarter of 2004, offset in part by an increase in Red Storm and Cascade development project revenue of $29.9 million to $49.5 million for 2004.

We expect product as well as total revenue to grow in 2006 by approximately 5% to 15%, with revenue primarily coming from sales of Cray XT3 and upgrade systems. A wider range of product revenue results is reasonably possible — see "Item 1A. Risk Factors," above. Included in this expected product revenue growth is approximately $38 million to be recognized for our Cray X1/X1E installation at the Korea Meteorological Administration ("KMA"). This system was accepted in the fourth quarter of 2005, is in production, and we have received full payment but contract provisions with regard to significant unfulfilled obligations have delayed our ability to recognize revenue on the contract until the fourth quarter of 2006. We expect our product revenue to vary from quarter to quarter with nearly 60% of 2006 product revenue expected to be recognized in the fourth quarter. Our 2006 plan is dependent on having an upgraded version of the Cray XT3 system delivered, installed and accepted by customers before year-end. Product revenue generated from the phase 2 portion of the Cascade program should end in July 2006. Any future Cascade project funding in phase 3 may not be recorded as revenue, but rather as a reduction to research and development expense, as we expect the total amount of funding to be received in phase 3 to be less than the total estimated development effort.

Service Revenue

Service revenue in 2005 decreased slightly from 2004 due to lower revenue on maintenance contracts as older systems were withdrawn from service. Revenue from professional services increased by $2.8 million from $3.7 million in 2004 due principally to a contract to refurbish certain components for a customer. Service revenue decreased in 2004 from 2003 due to expiring maintenance contracts as older systems were withdrawn from service.

Maintenance services are provided under separate maintenance contracts with our customers. These contracts generally provide for maintenance services for one year, although some are for multi-year periods, often with prepayments for the term of the contract. We consider the maintenance period to commence upon installation of the product, which may include a warranty period. We allocate a portion of the sales price to maintenance service revenue based on estimates of fair value. We recognize revenue ratably over the entire service period. Maintenance service revenue has declined on an annual basis as older systems are withdrawn from service. While we expect our maintenance service revenue to stabilize over the next year, we may have periodic revenue and margin declines as our older, high margin service contracts are ended and newer, lower margin contracts are established, based on the timing of system withdrawals from service. Our newer products will likely require less hardware maintenance and therefore generate less maintenance revenue than our historic vector systems.

Operating Expenses

Cost of Revenue

Cost of product revenue and cost of service revenue for the years ended December 31, 2003, 2004 and 2005 were (in thousands, except for percentages):

	December 31,		
	2003	**2004 (Restated)**	**2005**
Cost of Product Revenue	$97,354	$104,196	$139,518
Percentage of product revenue	56%	109%	92%
Cost of Service Revenue	$40,780	$ 30,338	$ 29,032
Percentage of service revenue	66%	61%	59%

Cost of Product Revenue. Cost of 2005 product revenue as a percentage of product revenue, although improved compared to 2004, was impacted by several factors, including higher sales of the lower margin Cray XD1 product, an additional $7.7 million charge for a change in the estimate to complete the Red Storm project due principally to the addition of hardware deliverables to settle contract and performance issues, and $5.8 million of charges for inventory write-downs, which includes scrap and obsolete inventory. Cost of 2004 product revenue was negatively impacted by inventory write-downs of $8.5 million, a $7.6 million charge to record the initial estimated loss on the Red Storm project, a $1.0 million adjustment for unabsorbed manufacturing overhead relating to lower than planned production of Cray X1 systems and significant revenue recognized on the Cascade and Red Storm projects, which have a high cost to revenue percentage, with Red Storm cost equal to revenue. The Red Storm and Cascade research and development costs totaling $28.6 million, $57.3 million and $18.7 million in 2005, 2004 and 2003, respectively, are reflected on our financial statements as cost of product revenue and the related reimbursements are recorded in our financial statements as product revenue. Revenue for 2005, 2004 and 2003 includes $2.1 million, $498,000 and $316,000, respectively, from the sale of obsolete inventory recorded at a zero cost basis. In 2005, this amount consisted mainly of the sale of a refurbished Cray T3E supercomputer, one of our legacy systems.

We anticipate increased product margins in 2006, although still below our desired levels. Sales of Cray XT3 and Cray XD1 systems face margin pressure from the highly competitive clustered systems market. In addition, we expect total product margin will be adversely affected by low margin contribution from the KMA system, which we expect to recognize in the fourth quarter of 2006, low margin contribution from the Cascade project in the first half of the year and anticipated zero margin on revenue from the Red Storm project, for which we have recorded estimated losses in 2005 and 2004. We also face increased risk of excess and obsolete inventory as the Cray X1E and Cray XD1 products reach the end of their product life. We also face increased risk and expense related to compliance with new European environmental rules. See "Item 1A. Risk Factors — New European environmental rules may adversely affect our operations."

Cost of Service Revenue. In both 2005 and 2004, our cost of service revenue was favorably impacted by high margin professional service contracts, service cost reductions implemented in the fourth quarter of 2003 and the second half of both 2004 and 2005, and the completed amortization of legacy spare parts inventory by March 31, 2004, offset in 2005 in part by increased costs incurred to achieve customer acceptances of large Cray XT3 systems. We expect service costs for 2006 to approximate 58% to 65% of service revenue.

Research and Development

Research and development expenses for the years ended December 31, 2003, 2004, and 2005 were as follows (in thousands):

	December 31,		
	2003	2004 (Restated)	2005
Gross research and development expenses	$ 68,801	$ 98,843	$ 96,257
Less: Amounts included in cost of product revenue	(18,714)	(22,970)	(19,724)
Less: Reimbursed research and development (excludes amounts in revenue)	(12,325)	(22,607)	(34,822)
Net research and development expenses	$ 37,762	$ 53,266	$ 41,711
Percentage of total revenue	16%	37%	21%

Net research and development expenses in 2005 primarily reflect our costs associated with the hardware and software associated with the Cray X1E, Cray XT3 and Cray XD1 systems, and the Eldorado multithreaded system, and their upgrade and successor projects. Net research and development expenses in 2004 reflect our costs associated with the development of the Cray X1E, Cray XT3, Cray XD1 systems and upgrade and successor projects, including related software development. Research and development expenses include personnel expenses, depreciation, allocations for certain overhead expenses, software, prototype materials and outside contracted engineering expenses.

Gross research and development expenses in the table above reflect all research and development expenditures, including expenses related to our research and development activities on the Red Storm and Cascade projects. Research and development expenses on our Red Storm and Cascade projects are reflected as cost of product revenue and government co-funding on our other projects are recorded as reimbursed research and development.

We have received increased government funding each year during this period. In 2005, net research and development expenses as a percentage of total revenue decreased as compared to 2004 due to higher revenue, increased funding for our BlackWidow project, and the effect of the pay reduction program in the second half of 2005, partially offset by option expense as we accelerated vesting on options issued in connection with the OctigaBay acquisition in 2004. The higher 2004 percentage of total revenue compared to 2003 is due to lower revenue earned in 2004 and to increases in research and development expenses for most of our products and projects (including an increase of approximately $2.0 million to $2.5 million per quarter due to the OctigaBay acquisition at the beginning of the second quarter in 2004).

In 2006, we expect higher gross research and development expenses but lower net research and development expenses, based on increased government project funding. This expectation assumes that we will receive a phase 3 award in the DARPA HPCS program and thus have increased Cascade project activity in the second half of the year. We will continue to incur development expenses for our Cray XT3 and upgrade and successor systems and we expect increased activity on our BlackWidow and Eldorado projects. If we receive a phase 3 DARPA award, our development costs will no longer be fully funded for that work and we must contribute a portion of such costs that will be recorded in net research and development expenses. We expect to receive additional funding for our BlackWidow and Eldorado projects, although anticipated reimbursements on these projects have not yet been fully authorized and all necessary contracts have not been completed. If these projects are not funded by the government as anticipated, or if we do not receive a phase 3 of DARPA HPCS project, our research and development expense could be much higher than anticipated and have an adverse impact on our earnings in 2006.

Other Operating Expenses

Our marketing and sales, general and administrative and restructuring, severance and impairment charges for the years ended December 31, 2003, 2004 and 2005 were (in thousands):

	December 31,		
	2003	2004	2005
Marketing and sales	$27,038	$34,948	$25,808
Percentage of total revenue	11%	24%	13%
General and administrative	$10,908	$19,451	$16,145
Percentage of total revenue	5%	13%	8%
Restructuring, severance and impairment	$ 4,019	$ 8,182	$ 9,750
Percentage of total revenue	2%	6%	5%

Marketing and sales. The decrease in 2005 marketing and sales expenses compared to 2004 is due to lower headcount, the pay reduction program in the second half of 2005 and lower discretionary spending, offset in part by higher commissions on increased product revenue. The increase in 2004 compared to 2003 was primarily due to an acceleration of expenses related to certain prepaid computer access services no longer utilized and additional benchmarking, application and sales personnel related to the introduction of our three new products. We also experienced an unfavorable currency exchange rate in our overseas personnel expenses in 2004 compared to 2003. We expect marketing and sales expenses to decline in 2006 due to reduced headcount, offset in part by re-establishment of full salaries and increased sales commissions due to higher potential sales activity.

General and administrative. The decrease in general and administrative expense in 2005 compared to 2004 was primarily due to the effects of our reduction-in-force, as well as the pay reduction program in the second half of 2005; savings from which were offset in part by increased fees for external audit, Sarbanes-Oxley compliance and legal fees. The increase in 2004 compared to 2003 was due primarily to consulting costs related to Sarbanes-Oxley compliance and additional expenses as a result of our acquisition of OctigaBay, including additional depreciation, insurance and utilities. We expect general and administrative expenses to increase slightly in 2006 due to reestablishment of salaries, the executive retention and restricted stock grant programs instituted in December 2005 and additional personnel in finance.

Restructuring, severance and impairment. Restructuring, severance and impairment charges include costs related to our efforts to reduce our overall cost structure by reducing headcount. During 2005, we implemented a worldwide reduction in workforce of approximately 90 employees, or 10% of our worldwide workforce, primarily in manufacturing, sales, service and marketing in the second quarter and we incurred additional severance charges primarily for the retirement of our former Chief Executive Officer, James Rottsolk, in the third quarter. In the fourth quarter, we implemented an additional reduction of approximately 65 employees from our international sales, service and engineering operations, largely based in our Burnaby, British Columbia, Canada facility with the remainder in Europe. We expect to incur additional restructuring and severance costs in 2006 related to this fourth quarter 2005 action.

In connection with the 2004 acquisition of OctigaBay, we allocated $6.7 million of the purchase price to a core technology intangible asset, which was associated with the Cray XD1 system. In connection with the fourth quarter 2005 decision to incorporate the Cray XD1 system technology into the Cray XT3 line, as well as limited expected future benefits of the core technology obtained in the acquisition, we evaluated the carrying value of the unamortized balance of the intangible asset of $4.9 million and determined that the carrying value of the asset was impaired and accordingly recorded a charge for the $4.9 million in the fourth quarter of 2005.

The 2004 costs primarily represented severance expenses related to the termination of 114 employees in the United States and an additional 20 employees throughout the rest of the world in the second half of 2004. Of the 2003 amount, $3.3 million represented severance expenses related to the termination of 27 employees, primarily associated with our service activities in Europe and Japan, and the remaining $721,000 related to expensing certain technology that we no longer use.

In-Process Research and Development Charge

As part of the acquisition of OctigaBay, we incurred an expense associated with acquired in-process research and development of $43.4 million in the second quarter of 2004.

Other Income (Expense), net

During 2005, we recorded $1.4 million of net other expense, compared to net other expense of $699,000 in 2004 and net other income of $1.5 million in 2003. Other expense in 2005 and 2004 primarily consisted of foreign currency losses on the remeasurement of foreign currency balances, principally intercompany balances. Other income in 2003 primarily consisted of gains resulting from the remeasurement of foreign currency balances, principally intercompany balances.

Interest Income (Expense), net

Interest income was $741,000 in 2005, $666,000 in 2004 and $657,000 in 2003. Interest income in 2005 and 2004 was related primarily to our cash and short-term investments balances, which, on average, were consistent with the balances during 2003. The 2003 interest income reflects our increased average cash position in 2003 following our public offering in February 2003 in which we raised $49.1 million.

Interest expense was $4.2 million in 2005, $301,000 in 2004 and $213,000 in 2003. Interest expense in 2005 represents $2.4 million of interest on our Notes, $1.0 million of non-cash amortization of fees capitalized in connection with both our line of credit with Wells Fargo Foothill, Inc. ("WFF") and our long-term debt offering costs, and $765,000 of interest and related fees on our line of credit with WFF. The interest expense for 2004 reflects approximately one month of interest on our Notes, one month of amortization of the related capitalized issuance costs and interest on our capital leases. The interest expense for 2003 reflects interest on our term loan for the first four months of the year and interest on our capital leases.

Taxes

Benefit from income taxes in 2005 was $1.5 million, which consisted of a $2.3 million benefit for foreign deferred taxes, offset by current tax expense for local, state and foreign tax jurisdictions. We recorded an income tax provision of $59.1 million in 2004, principally related to the establishment of a $58.9 million valuation allowance against deferred tax assets, primarily consisting of accumulated net operating losses. Under the criteria set forth in SFAS No. 109, *Accounting for Income Taxes*, management concluded that it was unlikely that the future benefits of these deferred tax assets would be realized. In 2003, we recorded an income tax benefit of $42.2 million, principally as a result of the reversal of $58.0 million valuation allowance on deferred tax assets. There has been no current provision for U.S. federal income taxes for any period. We have income taxes currently payable due to our operations in certain foreign countries, particularly in Canada and certain European and Asian countries and in certain states.

As of December 31, 2005, we had tax net operating loss carryforwards of approximately $288 million that will begin to expire in 2010 if not utilized.

Net Income (Loss)

Net loss was $64.3 million in 2005 and $207.4 million in 2004, compared to net income of $63.2 million in 2003. The 2005 loss included a $7.7 million charge for additional 2005 estimated losses on the Red Storm fixed-price contract and the restructuring, severance and impairment charges of $9.8 million.

The 2004 net loss included significant charges consisting of an income tax expense of $59.1 million principally related to the establishment of a valuation allowance against deferred tax assets, a $43.4 million write-off of in-process research and development acquired as part of the OctigaBay acquisition, a $7.6 million charge to recognize the initial loss estimated on the Red Storm fixed-price contract, an $8.2 million restructuring charge, and an $8.5 million write-down of inventory.

Net income for 2003 was favorably impacted by the recognition of an income tax benefit for the reversal of a valuation allowance for deferred tax assets of $58.0 million which was partially offset by a $4.0 million restructuring charge. We reversed the valuation allowance based on our determination at that time that realization of these assets was more likely than not based on the criteria of SFAS No. 109.

We believe that year-over-year changes in net income are not necessarily predictive of our future net income results for a variety of reasons. Accordingly, we encourage readers of our financial statements to evaluate the effect on our operating trends in addition to the effect of future income tax provisions and changes in currency exchange rates that may create significant additional variability in our future operating results.

Liquidity and Capital Resources

Cash, cash equivalents, restricted cash, short-term investments and accounts receivable totaled $101.1 million at December 31, 2005, compared to $120.6 million at December 31, 2004. At December 31, 2005, we had working capital of $52.2 million compared to $93.6 million at December 31, 2004. In the fourth quarter of 2004, we completed an offering of our Notes under Rule 144A in which we received net proceeds of $76.6 million.

Net cash used by operating activities was $36.7 million in 2005, $52.7 million in 2004 and $8.7 million in 2003. For the year ended December 31, 2005, net operating cash was used primarily by our net operating loss, decreases in accounts payable and payroll liabilities, and increases in accounts receivable and inventory, partially offset by an increase in deferred revenue. For 2004, net operating cash was used primarily by our net operating loss and an increase in inventory, offset in part by increases in deferred revenue and accounts payable and a decrease in accounts receivable. In 2003 net operating cash was used primarily by increases in accounts receivable, inventory and prepaid expenses and other assets, which was offset in part by an increase in deferred revenue.

Net cash provided by investing activities was $41.7 million in 2005, while net cash used in investing activities was $29.9 million in 2004 and $41.2 million in 2003. For the year ended December 31, 2005, net cash provided by investing activities consisted of the sale of short-term investments, partially offset by the purchases of short-term investments and equipment as well as a decrease in restricted cash. In 2004, net cash used in investing activities consisted primarily of $12.5 million of capital expenditures, $11.4 million increase in restricted cash and $6.3 million used for the acquisition of OctigaBay (which consisted of $15.9 million in cash used in connection with the acquisition netted against $9.6 million in cash we acquired from OctigaBay's existing business), offset by net sales of $317,000 of short-term investments. In 2003 net cash used in investing activities was primarily for net purchases of short-term investments and equipment.

Net cash used in financing activities was $137,000 in 2005, while net cash provided by financing activities was $84.2 million in 2004 and $65.1 million in 2003. For the year ended December 31, 2005, net cash used in financing activities consisted primarily of $755,000 paid for line of credit issuance costs and $731,000 for payments on capital leases, offset by $1.3 million in proceeds from the issuance of common stock through the employee stock purchase plan and exercise of stock options. The 2004 net cash provided by financing activities was primarily related to our Note offering under Rule 144A in which we received net proceeds of $76.6 million. In 2004 we also received approximately $8.3 million through stock option and warrant exercises as well as through the issuance of common stock in connection with our employee stock purchase plan. The 2003 net cash provided by financing activities was primarily from our public offering, in which we received net proceeds of $42.5 million, and $27.0 million from stock option and warrant exercises and the issuance of common stock through the employee stock purchase plan, while we used $4.1 million to pay down a portion of our debt.

Over the next twelve months, our significant cash requirements will relate to operational expenses, consisting primarily of personnel costs, costs of inventory and spare parts, outside engineering expenses, particularly as we continue development of our Cray XT3 and successor line and internally fund a portion of the expenses resulting from the anticipated phase 3 of the Cascade program, interest expense and acquisition of property and equipment. Our fiscal year 2006 capital budget for property and equipment is currently estimated at approximately $10 million. In addition, we lease certain equipment used in our operations under operating or capital leases in the normal course of business. In the fourth quarter of 2005, we completed negotiation of changes to our lease for corporate office space, which will lead to a decrease in our future cash obligations in the amount of approximately $1.8 million over the lease term, which extends into 2008. The following table summarizes our contractual cash obligations as of December 31, 2005 (in thousands):

	Amounts Committed by Year				
Contractual Obligations	**Total**	**2006**	**2007**	**2008**	**2009**
Development agreements	$15,170	$13,100	$2,027	$ 43	$ —
Capital lease obligations	154	123	31	—	—
Operating leases	9,807	3,473	2,950	2,534	850
Total contractual cash obligations	$25,131	$16,696	$5,008	$2,577	$850

We have $80 million of outstanding Convertible Senior Subordinated Notes ("Notes") which are due in 2024. These Notes bear interest at 3.0% (approximately $2.4 million per year) and holders of these Notes may require us to purchase these Notes on December 1, 2009. Additionally, we have a two-year revolving line of credit for up to $30 million, which expires in May 2007. No amounts were outstanding under this line as of December 31, 2005. As of February 6, 2006, the Company was eligible to borrow $25.8 million against this line of credit.

In our normal course of operations, we engage in development arrangements under which we hire outside engineering resources to augment our existing internal staff in order to complete research and development projects, or parts thereof. For the years ended December 31, 2005, 2004 and 2003, we incurred $20.3 million, $16.8 million and $5.8 million, respectively, for such arrangements.

At any particular time, our cash position is affected by the timing of cash receipts for product sales, maintenance contracts, government funding for research and development activities and our payments for inventory, resulting in significant quarter-to-quarter, as well as within a quarter, fluctuations in our cash balances. Our principal sources of liquidity are our cash and cash equivalents, operations and credit facility. We experienced lower than anticipated product sales and delays in the availability of our new products in 2004, which adversely affected cash flows in 2005. We have used significant working capital in 2005, due to our operating loss, increased inventory purchases and increased accounts receivable. Cash used in operating activities during the first half of 2005 was partially offset by improved second-half cash flow. Assuming acceptances and payment for large new systems to be sold and benefit from our 2004 and 2005 restructurings and other recent cost reduction efforts, we expect our cash flow to be slightly negative in 2006, although a wide range of results is possible. Currently, we do not anticipate borrowing from our credit line during 2006, although it is possible that we may have to do so.

If we were to experience a material shortfall in our plans, we would take all appropriate actions to ensure the continuing operation of our business and to mitigate any negative impact on our operating results and available cash resources. The range of actions we could take includes, in the short-term, reductions in inventory purchases and commitments, seeking financing from investors, strategic partners and vendors and other financial sources and further reducing headcount-related expenses.

We have been focusing on expense controls, negotiating sales contracts with advance partial payments where possible, implementing tighter purchasing and manufacturing processes and improving working capital management in order to maintain adequate levels of cash. While we believe these steps will generate sufficient cash to fund our operations for at least the next twelve months, we may consider enhancing our cash and working capital position by raising additional equity or debt capital. There can be no assurance that we would succeed in these efforts or that additional funding would be available. Additionally, the adequacy of our cash resources is dependent on the amount and timing of government funding as well as our ability to sell our products, particularly the Cray XT3 and upgraded systems, with adequate margins. Beyond the next twelve months, the adequacy of our cash resources will largely depend on our success in re-establishing profitable operations and positive operating cash flows on a sustained basis. See "Item 1A. Risk Factors," above.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

We are exposed to financial market risks, including changes in interest rates and equity price fluctuations.

Interest Rate Risk: We invest our available cash in investment-grade debt instruments of corporate issuers and debt instruments of the U.S. government and its agencies. We do not have any derivative instruments in our investment portfolio. We protect and preserve invested funds by limiting default, market and reinvestment risk. Investments in both fixed-rate and floating-rate interest earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely affected due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if forced to sell securities, which have declined in market value due to changes in interest rates. At December 31, 2005, we did not have any short-term investments.

Foreign Currency Risk: We sell our products primarily in North America, Asia and Europe. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Our products are generally priced in U.S. dollars, and a strengthening of the dollar could make our products less competitive in foreign markets. While we commonly sell products with payments in U.S. dollars, our product sales contracts occasionally call for receipt of cash in foreign currencies and to the extent we do so, or engage with our foreign subsidiaries in transactions deemed to be short-term in nature, we are subject to foreign currency exchange risks. In order to limit such risks on large transactions that may extend over a longer period of time, we may choose to hedge this risk with a forward exchange contract. Our foreign maintenance contracts are paid in local currencies and provide a natural hedge against foreign exchange exposure. To the extent that we wish to repatriate any of these funds to the United States, however, we are subject to foreign exchange risks. As of December 31, 2005, a 10% change in foreign exchange rates could impact our earnings and cash flows by approximately $924,000.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO FINANCIAL STATEMENTS*

* The Financial Statements are located following page 65.

Form 10-K

QUARTERLY FINANCIAL DATA
(Unaudited, in thousands, except per share data)

The following table presents unaudited quarterly financial information for the two years ended December 31, 2005, with 2004 results as previously reported and as restated. For additional information, refer to Note 2 — *Restatement of Previously Issued Financial Statements* of the Notes to Consolidated Financial Statements. In the opinion of management, this information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation thereof. The operating results for each of the quarters in the year ended December 31, 2004 have been appropriately restated. Additionally, certain 2004 quarterly reclassifications have been made to conform to 2005 presentation. The operating results are not necessarily indicative of results for any future periods. Quarter-to-quarter comparisons should not be relied upon as indicators of future performance.

	2004 (As Previously Reported)				2004 (Restated)			
For the Quarter Ended	**3/31**	**6/30**	**9/30**	**12/31**	**3/31**	**6/30**	**9/30**	**12/31**
Revenue	$42,135	$ 21,710	$ 45,924	$ 39,415	$41,781	$ 21,152	$ 44,821	$ 38,095
Cost of revenue	28,336	17,066	52,961	39,239	28,010	16,552	51,946	38,026
Gross margin	13,799	4,644	(7,037)	176	13,771	4,600	(7,125)	69
Research and development	9,042	12,393	13,344	15,419	9,368	12,907	14,359	16,632
Marketing and sales	7,646	8,584	8,720	9,998	7,646	8,584	8,720	9,998
General and administrative	2,873	4,507	4,974	7,097	2,873	4,507	4,974	7,097
Restructuring, severance and impairment	—	—	7,129	1,053	—	—	7,129	1,053
In-process research and development	—	43,400	—	—	—	43,400	—	—
Net loss	(3,843)	(54,504)	(110,999)	(34,677)	(4,097)	(54,862)	(112,402)	(35,997)
Net loss per common share, basic and diluted	$ (0.05)	$ (0.64)	$ (1.27)	$ (0.40)	$ (0.06)	$ (0.64)	$ (1.29)	$ (0.41)

	2005			
For the Quarter Ended	**3/31**	**6/30**	**9/30**	**12/31**
Revenue	$ 37,634	$ 53,419	$ 44,741	$65,257
Cost of revenue	33,927	48,741	36,551	49,331
Gross margin	3,707	4,678	8,190	15,926
Research and development	13,032	13,427	6,472	8,780
Marketing and sales	6,599	7,574	5,778	5,857
General and administrative	4,267	4,607	3,617	3,654
Restructuring, severance and impairment	(215)	1,947	1,201	6,817
In-process research and development	—	—	—	—
Net loss	(21,035)	(23,796)	(10,250)	(9,227)
Net loss per common share, basic and diluted	$ (0.24)	$ (0.27)	$ (0.12)	$ (0.10)

The in-process research and development charge in the 2004 second quarter related to our acquisition of OctigaBay Systems Corporation. The large net loss in the third quarter of 2004 included the establishment of a valuation allowance against our deferred tax asset of approximately $59 million.

Since the second half of 2004, we have reviewed our workforce requirements in light of our operating results and have engaged in workforce reductions, particularly in the third quarter of 2004 and the second and fourth quarters of 2005. The 2005 fourth quarter also reflects a $4.9 million charge related to impairment of a core technology intangible asset.

Our operating results are subject to quarterly fluctuations as a result of a number of factors. See "Item 1A. Risk Factors — Risk Factors Pertaining to Our Business and Operations."

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure. Our management, with the participation and supervision of our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer/Corporate Controller, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report and determined that our disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

As disclosed in our 2004 Annual Report on Form 10-K/A, and in our Quarterly Reports on Form 10-Q for each of the first three quarters of 2005, we reported material weaknesses in our internal controls over financial reporting as discussed in more detail below.

As of December 31, 2005, we have remediated the previously reported material weaknesses in internal controls over financial reporting. The reported material weaknesses and remediation results are as follows:

Control Environment. In 2004, our control environment did not sufficiently promote effective internal control over financial reporting throughout our management structure, and this material weakness was a contributing factor in the development of other material weaknesses described below. Principal contributing factors included the lack of permanent employees in key financial reporting positions, resistance to change of long-held practices developed in an entrepreneurial and trust culture, the lack of a formal program for training members of our finance and accounting group and a lack of a full evaluation of our financial system applications due to incomplete documentation and testing of key controls. Our control environment also contributed to our inability to fully evaluate our general computer controls, financial system application controls and tax controls, as described more fully below.

Remediation:

We have hired permanent employees in key financial reporting positions including Chief Financial Officer, Chief Accounting Officer/Corporate Controller, Director of SEC Reporting, Internal Audit Director and Sarbanes-Oxley Compliance Executive, all of whom have worked to promote effective internal control over financial reporting and improve our overall Company culture. We have instituted a training program for the accounting personnel and have completed a full evaluation of our control environment which included our general computer controls, financial system application controls and tax controls.

Risk Assessment. In 2004, we did not perform a formal entity-level risk assessment to evaluate the implications of relevant risks on financial reporting, including the impact of our diversifying business and non-routine transactions, if any, on our internal control over financial reporting. Based on the significance a sufficient entity-level risk assessment has on effective internal control over financial reporting, this represented a design deficiency and constituted a material weakness.

Remediation:

We have performed a formalized entity level risk assessment using the criteria established by the Commission of Sponsoring Organizations of the Treadway Commission in "Internal Control — Integrated Framework" report. This assessment was considered in the scope of our testing.

Segregation of Duties. In 2004, we did not segregate duties in several important functions, including: permitting one person the ability to receive inventory, perform cycle counts and process adjustments, and another individual to initiate and authorize the scrapping of obsolete and excess inventory; permitting changes to inventory quantity information within the financial application system without appropriate review; providing users access within our financial application system to areas outside of their responsibilities; and permitting the creation, modification and updating of customer or vendor data without a secondary level of review or approval.

Remediation:

We implemented changes to the various roles and responsibilities within the accounting department. These changes addressed each of the above issues to ensure that adequate segregation was achieved or that enhanced mitigating controls were in place and operating effectively. Specifically, we have added independent inventory counts and levels of independent review of inventory cycle counts, inventory adjustments, adjustments for scrapping excess and obsolete inventory, and creation or modification of customer and vendor data.

Additionally, a complete general computer control review was performed of JD Edwards (the financial system of record) which included related access controls and all other programs affecting the integrity of financial data.

Inadequate Staffing and Training in Finance and Accounting. In 2004, we had a lack of resources and inadequate training within our finance and accounting departments. In the second half of 2004 our corporate controller was assigned primary responsibility for our Sarbanes-Oxley compliance effort and in late 2004 both our chief financial officer and financial reporting manager separately left for other opportunities, stretching our limited resources even further. Training for our accounting staff with respect to generally accepted accounting principles ("GAAP") had been ad hoc rather than systematic. As a result of these factors, certain transactions were not recorded initially in accordance with GAAP, such as a limited number of third-party vendor contracts, leases and licenses; the capitalization of sales and use taxes on fixed assets and the internal labor component of a financial application system implementation; and appropriate period-end cut-off for "FOB Origin" inventory received shortly after the end of the period. These deficiencies represented a design deficiency in internal controls which resulted in more than a remote likelihood that a material error would not have been prevented or detected, and constituted a material weakness.

Remediation:

We have added staffing in a number of critical areas over the last year and since our last quarterly reporting period. Those positions include a permanent Chief Financial Officer, Chief Accounting Officer/ Corporate Controller; Director of SEC Reporting, Internal Audit Director and Sarbanes-Oxley Compliance Executive. In addition, the accounting managers and controllers have all received training during the last year. Training occurred at all appropriate levels and there is a requirement for 16 hours of continued training in 2006 and forward. This training requirement has also been incorporated into employees' performance evaluations.

Inadequate Oversight of Accounting Transactions. In 2004, we had insufficient processes and personnel to provide adequate oversight of financially significant transactions and determinations by our finance and accounting personnel in our offices outside of headquarters. These deficiencies represented a design deficiency in internal controls which resulted in more than a remote likelihood that a material error would not have been prevented or detected, and constituted a material weakness.

Remediation:

In addition to the staffing added that provided additional levels of review, we have added additional documentation of review of accounting entries and balance sheet reconciliation accounts. This review and analysis has resulted in management's ability to identify errors and additional required disclosures through the closing process rather than through external examinations. In addition, management has maintained a schedule for the year-end closing process which has enhanced the review for completeness.

Inadequate Controls Over Journal Entry Approvals. In 2004, we did not have appropriate controls around the process for recording and approving journal entries. We also noted instances where material journal entries were recorded before subsequently provided supporting documentation was prepared or reviewed by the accounting department. Instances also occurred in which journal entries were not adequately documented and reviewed. These deficiencies represented an operating effectiveness deficiency in internal controls which resulted in more than a remote likelihood that a material error would not have been prevented or detected, and constituted a material weakness.

Remediation:

We have implemented procedures requiring completed supporting documentation for all journal entries. The entries and the supporting documentation are reviewed by someone other than the preparer and checked for accuracy, completeness, disclosure requirements and appropriateness.

Complex Contract Accounting Procedures. In 2004, we did not have a consistent process in place to document the significant terms of all important product sales contracts and our accounting for these contracts. We enter into a small number of high dollar amount contracts for our product sales. These contracts often contain complex terms that impact our recognition and determination of revenue (including customer rights of return, multiple elements and contingencies that can have a material impact on the recognition or deferral of revenue) and balance sheet classification of deferred revenue. In a limited number of cases, we did not evaluate and document the consideration of such terms, and until late 2004 we did not have a process for independent review of the accounting treatment and the associated revenue determinations for such contracts. These deficiencies represented a design deficiency in internal controls which resulted in more than a remote likelihood that a material error would not have been prevented or detected, and constituted a material weakness.

Remediation:

We performed a fair market analysis for all significant sales contracts for 2005 which have been reviewed by the Chief Financial Officer or Chief Accounting Officer/Corporate Controller. In addition, large contracts and those with long terms of installation and acceptance are now reviewed by the Chief Financial Officer and Chief Accounting Officer/Corporate Controller.

Tax Controls. In 2004, our processes for preparation and review of tax provisions were documented late and complete testing was not possible. We were unable to demonstrate through testing that such internal controls were implemented and operating as expected in 2004. The following deficiencies noted in our limited testing of tax controls constituted a material weakness: a failure to maintain effective review and controls over the determination and reporting of the provision for income taxes, particularly the tax effect due to analysis of subsidiary dividends; the tax effect of a correction of foreign net operating losses; and adjustments to deferred taxes. These deficiencies represented a design deficiency in internal controls which resulted in more than a remote likelihood that a material error would not have been prevented or detected, and constituted a material weakness.

Remediation:

Procedures were implemented requiring the review of the tax provision and the related tax entries by the Chief Financial Officer and Chief Accounting Officer/Corporate Controller where appropriate to determine the sufficiency of the entries.

In the third and fourth quarters of 2005, we undertook and completed, our testing to validate compliance with the newly implemented policies, procedures and controls. We have undertaken this testing over these two quarters in order to be able to demonstrate operating effectiveness over a period of time that is sufficient to support our conclusions. In reviewing the result from this testing, management has concluded that the internal controls over financial reporting have been significantly improved and that the material weaknesses described above have been remediated as of December 31, 2005.

Except for the remediations discussed above, there have been no changes in our internal controls over financial reporting during the most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined by Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation under the framework in "Internal Control — Integrated Framework," our management concluded that our internal control over financial reporting was effective as of December 31, 2005.

Management's assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2005 has been audited by Peterson Sullivan PLLC, an independent registered public accounting firm, as stated in their report which is included below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders
Cray Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Cray Inc. and subsidiaries ("the Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Cray Inc. and subsidiaries as of December 31, 2005, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for the year then ended, and our report dated March 15, 2006, expressed an unqualified opinion.

/s/ PETERSON SULLIVAN PLLC

Seattle, Washington
March 15, 2006

Item 9B. ***Other Information***

None.

PART III

Certain information required by Part III is omitted from this Report as we will file a definitive proxy statement for the Annual Meeting of Shareholders to be held on June 6, 2006, pursuant to Regulation 14A (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this Report, and certain information included in the Proxy Statement is incorporated herein by reference. Only those sections of the Proxy Statement which specifically address the items set forth herein are incorporated by reference.

Item 10. *Directors and Executive Officers of the Company*

Information with respect to our directors may be found in the section titled "Corporate Governance — The Board of Directors" and in the section titled "Discussion of Proposals Recommended by the Board — Proposal 1: To Elect Eight Directors For One-Year Terms" in our Proxy Statement. Such information is incorporated herein by reference. Information with respect to executive officers may be found beginning on page 32 above, under the caption "Executive Officers of the Company." Information with respect to compliance with Section 16(a) of the Exchange Act by the persons subject thereto may be found under the section titled "Our Common Stock Ownership — Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement and is incorporated herein by reference.

Our Board of Directors has adopted a Code of Business Conduct applicable to all of our directors, officers and employees. The Code of Business Conduct, our Corporate Governance Guidelines, charters for each of our Board committees and other governance documents may be found on our website: www.cray.com under "Investors — Corporate Governance."

Item 11. *Executive Compensation*

The information in the Proxy Statement set forth in the section titled "Corporate Governance — The Board of Directors" under the captions "The Committees of the Board" and "How We Compensate Directors," in the section titled "Corporate Governance — The Executive Officers," in the section titled "Corporate Governance — Report on Executive Compensation for 2005 by the Compensation Committee" and in the section titled "Stock Performance Graph" is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The information in the Proxy Statement set forth in the section "Our Common Stock Ownership" and in the subpart "Corporate Governance — The Executive Officers — How We Compensate Executive Officers — Equity Compensation Plan Information" is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions*

The information in the Proxy Statement set forth in the section titled "Corporate Governance" under the caption "The Executive Officers — Management Agreements and Policies" and in the section titled "Corporate Governance — Legal Proceedings and Indemnification" is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The information set forth in the section titled "Independent Registered Public Accounting Firms" under the caption "Information Regarding Our Independent Public Accountants" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) (1) *Financial Statements*

Consolidated Balance Sheets at December 31, 2004 (Restated) and December 31, 2005

Consolidated Statements of Operations for the years ended December 31, 2003, 2004 (Restated) and 2005

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) for the years ended December 31, 2003, 2004 (Restated) and 2005

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 (Restated) and 2005

Notes to Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms

(a) (2) *Financial Statement Schedules*

Schedule II — Valuation and Qualifying Accounts — The financial statement schedule for the years ended December 31, 2005, 2004, and 2003 should be read in conjunction with the consolidated financial statements of Cray Inc. filed as part of this Annual Report on Form 10-K.

Schedules other than that listed above have been omitted since they are either not required, not applicable, or because the information required is included in the consolidated financial statements or the notes thereto.

(a) (3) *Exhibits*

The Exhibits listed in the Exhibit Index, which appears immediately following the signature page and certifications and is incorporated herein by reference, are filed as part of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on April 20, 2006.

CRAY INC.

By /s/ PETER J. UNGARO

Peter J. Ungaro
Chief Executive Officer and President

Each of the undersigned hereby constitutes and appoints Peter J. Ungaro, Brian C. Henry and Kenneth W. Johnson and each of them, the undersigned's true and lawful attorney-in-fact and agent, with full power of substitution, for the undersigned and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K and any other instruments or documents that said attorneys-in-fact and agents may deem necessary or advisable, to enable Cray Inc. to comply with the Securities Exchange Act of 1934 and any requirements of the Securities and Exchange Commission in respect thereof, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that each such attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Company and in the capacities indicated on April 20, 2006.

Signature	Title
By /s/ PETER J. UNGARO Peter J. Ungaro	Chief Executive Officer, President and Director
By /s/ BRIAN C. HENRY Brian C. Henry	Principal Financial Officer
By /s/ KENNETH D. ROSELLI Kenneth D. Roselli	Principal Accounting Officer
By /s/ JOHN B. JONES, JR. John B. Jones, Jr.	Director
By /s/ KENNETH W. KENNEDY, JR. Kenneth W. Kennedy, Jr.	Director
By /s/ STEPHEN C. KIELY Stephen C. Kiely	Director
By /s/ FRANK L. LEDERMAN Frank L. Lederman	Director
By /s/ SALLY G. NARODICK Sally G. Narodick	Director

Signature	Title
By /s/ DANIEL C. REGIS Daniel C. Regis	Director
By /s/ STEPHEN C. RICHARDS Stephen C. Richards	Director

EXHIBIT INDEX

Exhibit Number	Description
3.1	Restated Articles of Incorporation(1)
3.2	Amended and Restated Bylaws(9)
4.1	Form of Common Stock Purchase Warrants due August 30, 2006(16)
4.2	Form of Common Stock Purchase Warrants due June 21, 2009(17)
4.3	Indenture dated as of December 6, 2004, by and between the Company and The Bank of New York Trust Company, N.A. as Trustee(14)
4.4	Common Stock Purchase Warrant due May 30, 2009(23)
10.1	2000 Non-Executive Employee Stock Option Plan(5)
10.2	2001 Employee Stock Purchase Plan(13)*
10.3	2003 Stock Option Plan(2)*
10.4	2004 Long-Term Equity Compensation Plan(15)*
10.5	Cray Canada Inc. Amended and Restated Key Employee Stock Option Plan(21)
10.6	Form of Management Continuation Agreement between the Company and its Executive Officers and certain other Employees(10)*
10.7	Executive Severance Policy, as amended(24)*
10.8	Lease Agreement between Merrill Place, LLC and the Company, dated November 21, 1997(6)
10.9	FAB I Building Lease Agreement between Union Semiconductor Technology Corporation and the Company, dated as of June 1, 2000(7)
10.10	Amendment No. 1 to the FAB Building Lease Agreement between Union Semiconductor Technology Corporation and the Company, dated as of August 19, 2002(3)
10.11	Conference Center Lease Agreement between Union Semiconductor Technology Corporation and the Company, dated as of June 1, 2000(7)
10.12	Amendment No. 1 to the Conference Center Lease Agreement between Union Semiconductor Technology Corporation and the Company dated as of August 19, 2002(3)
10.13	Mendota Heights Office Lease Agreement between the Teachers' Retirement System of the State of Illinois and the Company, dated as of August 10, 2000(7)
10.14	First Amendment to the Mendota Heights Office Lease Agreement between the Teachers' Retirement System of the State of Illinois and the Company, dated as of January 17, 2003(3)
10.15	Sublease Agreement between Trillium Digital Systems Canada, Ltd. and OctigaBay Systems Corporation, dated as of January 13, 2003, with Consent to Subletting by and among 391102 B.C, Ltd. and Dominion Construction and Development Inc., Trillium Digital Systems Canada, Ltd., OctigaBay Systems Corporation and Intel Corporation, dated January 20, 2003, and Lease Agreement between Dominion Construction Company Inc. and 391102 B.C. Ltd., Trillium Digital Systems Canada, Ltd. and Intel Corporation, dated March 5, 2001(22)
10.16	Credit Agreement between Wells Fargo Bank, N.A. and the Company, dated April 10, 2003, and Related Revolving Line of Credit Note(8)
10.17	First Amendment to Credit Agreement between Wells Fargo Bank, N.A. and the Company, dated March 5, 2004(22)
10.18	Second Amendment to Credit Agreement between Wells Fargo Bank, N.A. and the Company, dated June 7, 2004(22)
10.19	Third Amendment to Credit Agreement between Wells Fargo Bank, N.A. and the Company, dated November 29, 2004(22)
10.20	Fourth Amendment to Credit Agreement between Wells Fargo Bank, N.A. and the Company, dated December 15, 2004(22)
10.21	Securities Account Control Agreement, with Addendum, by and among Wells Fargo Bank, N.A. and the Company, dated as of December 15, 2004(22)

Exhibit Number	Description
10.22	Technology Agreement between Silicon Graphics, Inc. and the Company, effective as of March 31, 2000(4)
10.23	Distribution Agreement between NEC Corporation and the Company, dated as of February 28, 2001(12)+
10.24	Sales and Marketing Services Agreement among NEC Corporation, HNSX Supercomputers, Inc. and Cray Inc., dated as of February 28, 2001(12)+
10.25	Maintenance Agreement between NEC Corporation and the Company, dated as of February 28, 2001(12)+
10.26	Amendment to Maintenance Agreement between NEC Corporation and the Company, dated June 9, 2003(11)+
10.27	Letter from NEC Corporation notifying the Company that its distribution rights in North America will be non-exclusive, dated April 24, 2003(11)
10.28	Arrangement Agreement, dated as of February 25, 2004, by and among the Company, 3084317 Nova Scotia Limited and OctigaBay Systems Corporation(18)
10.29	Purchase Agreement, dated December 1, 2004, by and between the Company and Bear, Stearns & Co. Inc. as Initial Purchaser(14)
10.30	Registration Rights Agreement dated December 6, 2004, by and between the Company and Bear, Stearns & Co. Inc., as Initial Purchaser(14)
10.31	2005 Executive Bonus Plan*(20)
10.32	Form of Officer Non-Qualified Stock Option Agreement*(22)
10.33	Form of Officer Incentive Stock Option Agreement*(22)
10.34	Form of Director Stock Option Agreement*(22)
10.35	Form of Director Stock Option, immediate vesting*(22)
10.36	Fourth Amendment to the Lease between Merrill Place LLC and the Company, dated as of October 31, 2005(25)
10.37	Letter Agreement between the Company and Peter J. Ungaro, effective March 7, 2005*(19)
10.38	Offer Letter between the Company and Margaret A. Williams, dated April 14, 2005*(26)
10.39	Offer Letter between the Company and Brian C. Henry, dated May 16, 2005*(27)
10.40	Senior Secured Credit Agreement among the Company, Cray Federal Inc. and Wells Fargo Foothill, Inc., dated May 31, 2005(23)
10.41	Amendment No. 1 to the Senior Secured Credit Agreement among the Company, Cray Federal Inc. and Wells Fargo Foothill, Inc., dated November 9, 2005(28)
10.42	Form of Restricted Stock Agreement(29)
10.43	Retention Agreement between the Company and Peter J. Ungaro, dated December 20, 2005*(29)
10.44	Retention Agreement between the Company and Brian C. Henry, dated December 20, 2005*(29)
10.45	Retention Agreement between the Company and Margaret A. Williams, dated December 20, 2005*(29)
21.1	Subsidiaries of the Company
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
23.2	Consent of Peterson Sullivan PLLC, Independent Registered Public Accounting Firm
24.1	Power of Attorney (included on the signature page of this report)
31.1	Rule 13a-14(a)/15d-14(a) Certification of Mr. Ungaro, Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certification of Mr. Henry, Chief Financial Officer
32.1	Certification pursuant to 18 U.S.C. Section 1350 by the Chief Executive Officer and the Chief Financial Officer

* Management contract or compensatory plan or arrangement.

+ Subject to confidential treatment. The omitted confidential information has been filed with the Securities and Exchange Commission.

(1) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on May 14, 2004.

(2) Incorporated by reference to the Company's definitive Proxy Statement for the 2003 Annual Meeting, as filed with the Commission on March 31, 2003.

(3) Incorporated by reference to the Company's Annual Report on Form 10-K, as filed with the Commission for the fiscal year ended December 31, 2002.

(4) Incorporated by reference to the Company's Quarterly Report on Form 10-Q, as filed with the Commission on May 15, 2000.

(5) Incorporated by reference to the Company's Registration Statement on Form S-8 (SEC No. 333-57970), as filed with the Commission on March 30, 2001.

(6) Incorporated by reference to the Company's Annual Report on Form 10-K, as filed with the Commission for the fiscal year ended December 31, 1997.

(7) Incorporated by reference to the Company's Annual Report on Form 10-K, as filed with the Commission for the fiscal year ended December 31, 2000.

(8) Incorporated by reference to the Company's Quarterly Report on Form 10-Q, as filed with the Commission on May 15, 2003.

(9) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on February 21, 2006.

(10) Incorporated by reference to the Company's Quarterly Report on Form 10-Q, as filed with the Commission on May 17, 1999.

(11) Incorporated by reference to the Company's Quarterly Report on Form 10-Q, as filed with the Commission on August 14, 2003.

(12) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on May 14, 2001.

(13) Incorporated by reference to the Company's Registration Statement on Form S-8 (SEC No. 333-70238), filed on September 26, 2001.

(14) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on December 7, 2004.

(15) Incorporated by reference to the Company's definitive Proxy Statement for the 2004 Annual Meeting, as filed with the Commission on March 24, 2004.

(16) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on September 4, 2002.

(17) Incorporated by reference to the Company's Registration Statement on Form S-3 (SEC No. 333-57972), as filed with the Commission on March 30, 2001.

(18) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on April 2, 2004.

(19) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on March 8, 2005.

(20) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on March 25, 2005.

(21) Incorporated by reference to the Company's Registration Statement on Form S-8 (SEC No. 333-114243), filed on April 6, 2004.

(22) Incorporated by reference to the Company's Annual Report on Form 10-K, as filed with the Commission for the fiscal year ended December 31, 2004.

(23) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on June 1, 2005.

(24) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on August 10, 2005.

(25) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on November 15, 2005.

(26) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on May 9, 2005.

(27) Incorporated by reference to the Company's Quarterly Report on Form 10-Q, as filed with the Commission on November 9, 2005.

(28) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on November 16, 2005.

(29) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on December 22, 2005.

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CRAY INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31, 2004 (Restated-See Note 2)	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 41,732	$ 46,026
Restricted cash	11,437	—
Short-term investments, available-for-sale	34,253	—
Accounts receivable, net	33,185	55,064
Inventory	71,521	67,712
Prepaid expenses and other current assets	5,613	2,909
Total current assets	197,741	171,711
Property and equipment, net	36,875	31,292
Service inventory, net	3,590	3,285
Goodwill	55,644	56,839
Deferred tax asset	—	575
Intangible assets, net	7,294	1,113
Other non-current assets	9,360	8,190
TOTAL ASSETS	$ 310,504	$ 273,005
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 23,875	$ 14,911
Accrued payroll and related expenses	14,970	12,145
Other accrued liabilities	8,726	10,702
Deferred revenue	56,554	81,749
Total current liabilities	104,125	119,507
Long-term deferred tax liability	1,538	—
Long-term deferred revenue	1,027	5,234
Other non-current liabilities	1,849	2,317
Convertible notes payable	80,000	80,000
TOTAL LIABILITIES	188,539	207,058
Commitments and Contingencies (Note 12)		
Shareholders' equity:		
Preferred Stock — Authorized and undesignated, 5,000,000 shares; no shares issued or outstanding	—	—
Common Stock and additional paid-in capital, par value $.01 per share — Authorized, 150,000,000 shares; issued and outstanding, 87,348,641 and 90,973,506 shares, respectively	413,911	422,691
Exchangeable shares, no par value — Unlimited shares authorized; 570,963 and 78,840 shares outstanding, respectively	4,173	576
Deferred compensation	(4,220)	(2,811)
Accumulated other comprehensive income	4,560	6,258
Accumulated deficit	(296,459)	(360,767)
TOTAL SHAREHOLDERS' EQUITY	121,965	65,947
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 310,504	$ 273,005

See accompanying notes

CRAY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended December 31, 2003	2004 (Restated-See Note 2)	2005
Revenue:			
Product	$175,004	$ 95,901	$152,098
Service	61,958	49,948	48,953
Total revenue	236,962	145,849	201,051
Operating expenses:			
Cost of product revenue	97,354	104,196	139,518
Cost of service revenue	40,780	30,338	29,032
Research and development	37,762	53,266	41,711
Marketing and sales	27,038	34,948	25,808
General and administrative	10,908	19,451	16,145
Restructuring, severance and impairment	4,019	8,182	9,750
In-process research and development charge	—	43,400	—
Total operating expenses	217,861	293,781	261,964
Income (loss) from operations	19,101	(147,932)	(60,913)
Other income (expense), net	1,496	(699)	(1,421)
Interest income (expense), net	444	365	(3,462)
Income (loss) before income taxes	21,041	(148,266)	(65,796)
Income tax expense (benefit)	(42,207)	59,092	(1,488)
Net income (loss)	$ 63,248	$(207,358)	$(64,308)
Basic net income (loss) per common share	$ 0.94	$ (2.49)	$ (0.73)
Diluted net income (loss) per common share	$ 0.81	$ (2.49)	$ (0.73)
Weighted average shares outstanding — basic	67,098	83,387	88,499
Weighted average shares outstanding — diluted	77,861	83,387	88,499

See accompanying notes

CRAY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Common Stock and Additional Paid In Capital		Exchangeable Shares			Accumulated Other Comprehensive Income (Loss)			
	Number of Shares	Amount	Number of Shares	Amount	Deferred Compensation	Income (Loss)	Accumulated Deficit	Total	Comprehensive Income (Loss)
BALANCE, December 31, 2002	56,250	$211,255	—	$ —	$ —	$ (291)	$(152,349)	$ 58,615	$ —
Common stock issued, less issuance costs of $3,165	7,355	42,500	—	—	—	—	—	42,500	—
Exercise of underwriter over-allotment option	1,125	6,559	—	—	—	—	—	6,559	—
Common stock issued in conversion of Series A Preferred stock	3,269	24,946	—	—	—	—	—	24,946	—
Issuance of shares under Company 401(k) Plan match	76	550	—	—	—	—	—	550	—
Issuance of shares under Employee Stock Purchase Plan	243	1,646	—	—	—	—	—	1,646	—
Exercise of stock options	2,752	12,019	—	—	—	—	—	12,019	—
Exercise of warrants, less issuance costs of $397	1,722	6,665	—	—	—	—	—	6,665	—
Issuance of restricted stock	20	180	—	—	(180)	—	—	—	—
Compensation expense on restricted stock	—	—	—	—	75	—	—	75	—
Tax benefit on non-qualified stock options	—	6,326	—	—	—	—	—	6,326	—
Other comprehensive income:									
Unrealized gain on available-for-sale investments	—	—	—	—	—	9	—	9	—
Currency translation adjustment	—	—	—	—	—	(525)	—	(525)	(525)
Net income	—	—	—	—	—	—	63,248	63,248	63,248
BALANCE, December 31, 2003	72,812	312,646	—	—	(105)	(807)	(89,101)	222,633	$ 62,723
Common stock issued in acquisition of OctigaBay	7,382	56,756	—	—	—	—	—	56,756	$ —
Exchangeable shares issued in acquisition of OctigaBay	—	—	3,158	24,207	—	—	—	24,207	—
Deferred compensation related to acquisition of OctigaBay	179	1,190	1,682	11,185	(14,599)	—	—	(2,224)	—
Exchangeable shares converted into common shares	4,269	31,219	(4,269)	(31,219)	—	—	—	—	—
Acquisition-related stock-based compensation expense	—	—	—	—	11,134	—	—	11,134	—
Fair value of OctigaBay options acquired	—	2,579	—	—	—	—	—	2,579	—
Issuance of shares under Employee Stock Purchase Plan	404	1,796	—	—	—	—	—	1,796	—
Exercise of stock options	876	2,841	—	—	—	—	—	2,841	—
Issuance of shares under Company 401(k) Plan match	94	645	—	—	—	—	—	645	—
Exercise of warrants, less issuance costs of $191	1,279	3,634	—	—	—	—	—	3,634	—
Common stock issued for bonus	54	374	—	—	—	—	—	374	—
Compensation expense on restricted stock	—	—	—	—	105	—	—	105	—
Compensation expense on modification of stock options	—	196	—	—	—	—	—	196	—
Compensation expense on stock options issued to contractors	—	35	—	—	—	—	—	35	—
Other comprehensive income:									
Unrealized loss on available-for-sale investments	—	—	—	—	—	(33)	—	(33)	(33)
Currency translation adjustment	—	—	—	—	(755)	5,400	—	4,645	5,400
Net loss (Restated-See Note 2)	—	—	—	—	—	—	(207,358)	(207,358)	(207,358)
BALANCE, December 31, 2004	87,349	413,911	571	4,173	(4,220)	4,560	(296,459)	121,965	$(201,991)
Exchangeable shares converted into common shares	492	3,597	(492)	(3,597)	—	—	—	—	$ —
Issuance of shares under Employee Stock Purchase Plan	802	1,211	—	—	—	—	—	1,211	—
Exercise of stock options	89	138	—	—	—	—	—	138	—
Issuance of shares under Company 401(k) Plan match	207	770	—	—	—	—	—	770	—
Warrants issued in connection with financing	—	219	—	—	—	—	—	219	—
Restricted shares issued for compensation	1,965	2,881	—	—	(2,881)	—	—	—	—
Amortization of deferred compensation	—	—	—	—	4,106	—	—	4,106	—
Reversal of deferred compensation for stock options due to employee terminations	—	(116)	—	—	116	—	—	—	—
Common shares issued in exchange for lease amendment	70	80	—	—	—	—	—	80	—
Other comprehensive income:									
Reclassification adjustment for available-for-sale realized losses included in net loss	—	—	—	—	—	24	—	24	24
Currency translation adjustment	—	—	—	—	68	1,674	—	1,742	1,674
Net loss	—	—	—	—	—	—	(64,308)	(64,308)	(64,308)
BALANCE, December 31, 2005	90,974	$422,691	79	$ 576	$ (2,811)	$6,258	$(360,767)	$ 65,947	$ (62,610)

See accompanying notes

CRAY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2003	2004 (Restated-See Note 2)	2005
Operating activities:			
Net income (loss)	$ 63,248	$(207,358)	$(64,308)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Depreciation and amortization	15,860	17,179	19,578
Stock-based compensation expense	75	11,844	4,106
In-process research and development charge	—	43,400	—
Inventory write-down	—	8,513	5,751
Impairment of core technology intangible asset	—	—	4,912
Tax benefit on stock options	6,326	—	—
Amortization of issuance costs, convertible notes payable and line of credit	—	—	1,008
Deferred income taxes	(48,996)	59,188	(2,260)
Other	231	—	80
Cash provided by (used in) changes in operating assets and liabilities, net of the effects of the OctigaBay acquisition:			
Accounts receivable	(18,553)	15,471	(21,623)
Inventory	(27,084)	(47,443)	(10,628)
Prepaid expenses and other assets	(11,893)	11,555	3,908
Service inventory	(180)	(58)	141
Accounts payable	(678)	9,609	(8,422)
Accrued payroll and related expenses and other accrued liabilities	(1,897)	1,061	833
Other non-current liabilities	—	—	473
Deferred revenue	14,828	24,383	29,746
Net cash used in operating activities	(8,713)	(52,656)	(36,705)
Investing activities:			
Sales/maturities of short-term investments	14,563	68,635	44,437
Purchases of short-term investments	(49,133)	(68,318)	(10,161)
Acquisition of OctigaBay, net of cash acquired	—	(6,270)	—
(Increase) decrease in restricted cash	—	(11,437)	11,437
Purchases of property and equipment	(6,599)	(12,518)	(3,982)
Net cash provided by (used in) investing activities	(41,169)	(29,908)	41,731
Financing activities:			
Sale of common stock, net of issuance costs	49,059	—	—
Proceeds from issuance of common stock through employee stock purchase plan	1,646	1,796	1,211
Proceeds from exercise of options	12,094	2,841	138
Proceeds from exercise of warrants	6,665	3,634	—
Proceeds from issuance of convertible notes payable	—	80,000	—
Convertible notes payable and line of credit issuance costs	—	(3,376)	(755)
Principal payments on debt	(4,144)	—	—
Principal payments on capital leases	(241)	(742)	(731)
Net cash provided by (used in) financing activities	65,079	84,153	(137)
Effect of foreign exchange rate changes on cash and cash equivalents	660	370	(595)
Net increase in cash and cash equivalents	15,857	1,959	4,294
Cash and cash equivalents			
Beginning of period	23,916	39,773	41,732
End of period	$ 39,773	$ 41,732	$ 46,026
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 213	$ 153	$ 2,972
Cash paid for income taxes	2,741	590	312
Non-cash investing and financing activities:			
Inventory transfers to fixed assets and service inventory	8,095	11,281	8,703
Preferred stock converted to common stock	24,946	—	—
Shares issued in acquisition	—	83,542	—
Warrants issued in connection with line of credit arrangement	—	—	219

See accompanying notes

CRAY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 DESCRIPTION OF BUSINESS

Cray Inc. ("Cray" or the "Company") designs, develops, manufactures, markets and services high performance computer systems, commonly known as supercomputers. These systems provide capability and capacity far beyond typical server-based computer systems and address challenging scientific and engineering computing problems for government, industry and academia. The Company has transitioned from offering a single principal product in 2003, the Cray X1 system which incorporates both vector and massively parallel technologies, to offering three principal products in 2005 — the Cray X1E system, an upgrade to the Cray X1 system with increased processor speed and capability; the Cray XT3 system, a massively parallel high-bandwidth system using standard commodity processors; and the Cray XD1 system, a balanced high-bandwidth system employing standard commodity processors targeted for the mid-range market.

In 2005, the Company incurred a net loss of $64.3 million and used $36.7 million in cash for operating activities. Management's plans project that the Company's current cash resources and cash to be generated from operations in 2006 will be adequate to meet the Company's liquidity needs for at least the next twelve months. These plans assume sales, shipment acceptance and subsequent collections from several large customers, as well as cash receipts on new bookings. Should acceptances and payments be delayed significantly, the Company could face a significant liquidity challenge which would require it to pursue additional initiatives to reduce costs and/or to seek additional financing. There can be no assurance that the Company will be successful in its efforts to achieve future profitable operations or generate sufficient cash from operations, or obtain additional funding in the event that its financial resources become insufficient.

NOTE 2 RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

Subsequent to the issuance of the December 31, 2004 consolidated financial statements, the Company determined that certain research and development costs were incorrectly charged to one of its product development contracts in 2004. The contract is accounted for under the percentage of completion method of accounting. The error resulted in revenue being recognized prematurely on the contract. Accordingly, the accompanying 2004 financial statements have been restated from the amounts previously reported to correct this error. Additionally, the Company has reclassified the cash flow impact of changes in restricted cash from financing activities to investing activities.

A summary of the significant effects of the restatement is as follows (in thousands, except per share data):

	Consolidated Statement of Operations		
	As Previously Reported	As Restated	Change
Year Ended December 31, 2004:			
Product revenue	$ 99,236	$ 95,901	$(3,335)
Total revenue	$ 149,184	$ 145,849	$(3,335)
Cost of product revenue	$ 107,264	$ 104,196	$(3,068)
Research and development (a)	$ 50,198	$ 53,266	$ 3,068
Net loss	$(204,023)	$(207,358)	$(3,335)
Basic and diluted net loss per common share	$ (2.45)	$ (2.49)	$ (0.04)

	Consolidated Balance Sheet		
	As Previously Reported	As Restated	Change
As of December 31, 2004:			
Current deferred revenue (b)	$ 53,219	$ 56,554	$ 3,335
Accumulated deficit	$(293,124)	$(296,459)	$(3,335)

Notes:

(a) Previously reported amount was increased by $5,068 to conform to 2005 financial statement presentation. Amount was reclassified from Acquisition-related Compensation Expense.

(b) Previously reported amount was decreased by $1,027 to conform to 2005 financial statement presentation. Amount was reclassified to Long-term Deferred Revenue.

NOTE 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation. There has been no impact on previously reported net income (loss) or shareholders' equity.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Estimates are used in accounting for, among other items, fair value allocation used in revenue recognition, percentage of completion accounting, determination of inventory lower of cost or market, useful lives for depreciation and amortization, future cash flows associated with impairment testing for goodwill and long-lived assets, as well as any fair value assessment, restructuring costs, deferred income tax assets, potential income tax assessments and contingencies. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid financial instruments that are readily convertible to cash and have original maturities of three months or less at the time of acquisition. The Company maintains cash and cash equivalent balances with financial institutions that exceed federally insured limits. The Company has not experienced any losses related to these balances, and management believes its credit risk to be minimal. The Company had no pledges nor any restrictions on any of its cash balances at December 31, 2005, except as described in Note 14 — *Convertible Notes Payable and Lines of Credit.* At December 31, 2004, $11.4 million of the Company's cash balance was restricted for outstanding letters of credit (see Note 14 — *Convertible Notes Payable and Lines of Credit*).

Short-term Investments

Short-term investments generally mature between three months and two years from the purchase date. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities are readily convertible into cash which could be used in current operations. All short-term investments are classified as available-for-sale and are recorded at fair value, based on quoted market prices; unrealized gains and losses are reflected in other comprehensive income. The Company held no short-term investments as of December 31, 2005. The Company had no pledges nor any restrictions on its short-term investment balance as of December 31, 2004.

Concentration of Credit Risk

The Company currently derives the majority of revenue from sales of products and services to U.S. government agencies or commercial customers primarily serving the U.S. government. See Note 17 — *Segment Information* for additional information. Given the type of customers, the Company does not believe its accounts receivable represent significant credit risk.

As of December 31, 2005 and 2004, accounts receivable included $8.8 million and $15.1 million, respectively, due from Sandia National Laboratories on the Red Storm project. Of this amount, $8.3 million and $5.5 million, respectively, was unbilled, based upon a milestone billing arrangement with this customer.

Accounts Receivable

Accounts receivable are stated at principal amounts and are primarily comprised of amounts contractually due from customers for products and services and amounts due from government funded research and development projects. The Company provides for an allowance for doubtful accounts based on an evaluation of customer account balances past due ninety days from the date of invoicing. In determining whether to record an allowance for a specific customer, the Company considers a number of factors, including prior payment history and financial information for the customer. The Company had no pledges nor any restrictions on its accounts receivable balances in 2005 or 2004, except as described in Note 14 — *Convertible Notes Payable and Lines of Credit.*

Fair Values of Financial Instruments

The Company generally has the following financial instruments: cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities and convertible notes payable. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value based on the short-term nature of these financial instruments. The fair value of convertible notes payable is based on quoted market prices. The Company's convertible notes payable are traded in a market with low liquidity and are therefore subject to price volatility. As of December 31, 2005, the fair value of these convertible notes payable was approximately $44.0 million compared to their carrying value of $80.0 million. As of December 31, 2004, the fair value of the convertible notes payable approximated their carrying value. Short-term investments are recorded at their fair value.

Inventories

Inventories are valued at cost (on a first-in, first-out basis) which is not in excess of estimated current market prices. The Company regularly evaluates the technological usefulness and anticipated future demand for various inventory components and the expected use of the inventory. When it is determined that these components do not function as intended, or quantities on hand are in excess of estimated requirements, the costs associated with these components are charged to expense. The Company has no pledges nor any restrictions on any inventory balances at December 31, 2005 or 2004, except as described in Note 14 — *Convertible Notes Payable and Lines of Credit.*

In connection with certain of its sales agreements, the Company may receive used equipment from a customer. This inventory generally will be recorded at no value based on the expectation that the Company will not be able to resell or otherwise use the equipment. In the event that the Company has a specific contractual plan for resale at the date the inventory is acquired, the inventory is recorded at its estimated fair value.

Property and Equipment, net

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets, ranging from 18 months to seven years for furniture, fixtures and computer equipment, and eight to 25 years for buildings and land improvements. Equipment under capital lease is amortized over the lesser of the lease term or its estimated useful life. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the lease. The cost of software obtained or inventory transferred for internal use is capitalized and depreciated over their estimated useful lives, generally four years. The Company had no pledges nor any restrictions on any of its net property and equipment balance at December 31, 2005 or 2004, except as described in Note 14 — *Convertible Notes Payable and Lines of Credit.*

In accordance with Statement of Position ("SOP") 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized certain costs associated with the implementation of software developed for internal use. Costs capitalized primarily consist of employee salaries and benefits allocated to the implementation project. The Company capitalized no costs in 2005 and approximately $0.8 million, and $1.1 million of costs associated with computer software developed for internal use during the years ended December 31, 2004, and 2003, respectively.

Service Inventory

Service inventory is valued at the lower of cost or estimated market and represents inventory used to support service and maintenance agreements with customers. As inventory is utilized, replaced items are returned and are either repaired or scrapped. Costs incurred to repair inventory to a usable state are charged to expense as incurred. Service inventory is recorded at cost and is amortized over the estimated service life of the related product platform (generally four years). The Company has no pledges nor any restrictions on any service inventory balances at December 31, 2005 or 2004, except as described in Note 14 — *Convertible Notes Payable and Lines of Credit.*

Goodwill and Other Intangible Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, the Company tests goodwill for impairment on an annual basis as of January 1, and between annual tests if indicators of potential impairment exist, using a fair-value based approach. The Company currently has one operating segment and reporting unit. As such, the Company evaluates impairment based on certain external factors, such as its market capitalization. No impairment of goodwill has been identified during any of the periods presented.

The Company capitalizes certain external legal costs incurred for patent filings. The Company begins amortization of these costs as each patent is awarded. Patents are amortized over their estimated useful lives (generally five years). The Company performs periodic review of its capitalized patent costs to ensure that the patents have continuing value to the Company. As of both December 31, 2005 and 2004, the Company had a balance of $1.1 million of net capitalized patent costs.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, management tests long-lived assets to be held and used for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. As part of the 2004 OctigaBay Systems Corporation acquisition, the Company assigned $6.7 million of value to core technology. In December 2005 the Company announced plans to further integrate its technology platforms, and combine the Cray XD1 and the Cray XT3 products into a unified product offering. The expected undiscounted cash flows from the product using the core technology were not sufficient to recover the carrying value of the asset. The Company performed a fair value assessment similar to the original valuation and determined the asset had no continuing value. The Company wrote off the unamortized balance of its core technology intangible asset of $4.9 million which is included in "Restructuring, Severance and Impairment" in the accompanying 2005 Consolidated Statements of Operations. No impairment of intangible assets was recorded during 2004 or 2003.

Revenue Recognition

The Company recognizes revenue when it is realized or realizable and earned. In accordance with the Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition in Financial Statements*, the Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been shipped or the services have been provided to the customer, title and risk of loss for products has passed to the customer, the sales price is fixed or determinable, no significant unfulfilled Company obligations exist, and collectibility is reasonably assured. In addition to the aforementioned general policy, the following are the specific revenue recognition policies for each major category of revenue and for multiple-element arrangements.

Products: The Company recognizes revenue from its product lines, as follows:

- *Cray X1/X1E and Cray XT3 Product Lines:* The Company recognizes revenue from product sales upon customer acceptance of the system, when there are no significant unfulfilled Company obligations stipulated by the contract that affect the customer's final acceptance, the price is determinable and collection is reasonably assured. A customer-signed notice of acceptance or similar document is required from the customer prior to revenue recognition.
- *Cray XD1 Product Line:* The Company recognizes revenue from product sales of Cray XD1 systems upon shipment to, or delivery to, the customer, depending upon contract terms, when there are no significant unfulfilled Company obligations stipulated by the contract, the price is determinable and collection is reasonably assured. If there is a contractual requirement for customer acceptance, revenue is recognized upon receipt of the notice of acceptance and when there are no unfulfilled obligations.

Revenue from contracts that require the Company to design, develop, manufacture or modify complex information technology systems to a customer's specifications, is recognized using the percentage of completion method for long-term development projects under AICPA Statement of Position 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts.* Percentage of completion is measured based on the ratio of costs incurred to date compared to the total estimated costs. Total estimated costs are based on several factors, including estimated labor hours to complete certain tasks and the estimated cost of purchased components or services. Estimates may need to be adjusted from quarter to quarter, which would impact revenue and margins on a cumulative basis. To the extent the estimate of total costs to complete the contract indicates a loss, such amount is recognized in full at that time. On a regular basis, the Company updates its estimates of total costs; changes to the estimate may result in a charge or benefit to operations.

In 2004, the Company concluded that its Red Storm contract would result in an estimated loss of $7.6 million. This amount was charged to cost of product revenue. During 2005, the Company increased the estimate of the loss on the contract by $7.7 million (cumulative loss of $15.3 million) due to additional hardware to be delivered to satisfy contractual and performance issues. This amount was also charged to cost of product revenue. As of December 31, 2005 and 2004, the balance in the Red Storm loss contract accrual was $5.7 million and $3.1 million, respectively, and is included in "Other Accrued Liabilities" on the accompanying Consolidated Balance Sheets.

Services: Revenue for the maintenance of computers is recognized ratably over the term of the maintenance contract. Maintenance contracts that are paid in advance are recorded as deferred revenue. The Company considers fiscal funding clauses as contingencies for the recognition of revenue until the funding is assured. High performance computing service revenue is recognized as the services are rendered.

Multiple-Element Arrangements. The Company commonly enters into transactions that include multiple-element arrangements, which may include any combination of hardware, maintenance, and other services. In accordance with Emerging Issues Task Force Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*, when some elements are delivered prior to others in an arrangement and all of the following criteria are met, revenue for the delivered element is recognized upon delivery and acceptance of such item:

- The element could be sold separately;
- The fair value of the undelivered element is established; and
- In cases with any general right of return, our performance with respect to any undelivered element is within our control and probable.

If all of the criteria are not met, revenue is deferred until delivery of the last element as the elements would not be considered a separate unit of accounting and revenue would be recognized as described above, under our product line or service revenue recognition policies. The Company considers the maintenance period to commence upon installation and acceptance of the product, which may include a warranty period and accordingly allocates a portion of the sales price as a separate deliverable which is recognized as service revenue over the entire service period.

Foreign Currency Translation

The functional currency of the Company's foreign subsidiaries is the local currency. Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end exchange rates, and revenue and expenses are translated at average rates prevailing during the year. Translation adjustments are included in accumulated other comprehensive income (loss), a separate component of shareholders' equity. Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in the Consolidated Statements of Operations. Aggregate transaction gains and losses included in net income or loss in 2005, 2004 and 2003 was a loss of $1.4 million, a loss of $361,000, and a gain of $1.6 million, respectively.

Research and Development

Research and development costs include costs incurred in the development and production of the Company's hardware and software, costs incurred to enhance and support existing software features and expenses related to future product development. Research and development costs are expensed as incurred, and may be offset in part by government funding for certain development and services. Contract engineering costs are expensed as incurred over the term of the development period. SFAS No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed*, requires the capitalization of certain software product costs after technological feasibility of the software is established. Due to the relatively short period between the technological feasibility of a product and completion of product development, and the insignificance of related costs incurred during this period, no software development costs have been capitalized.

The Company classifies amounts to be received from funded research and development projects as either revenue or a reduction to research and development expense based on the specific facts and circumstances of the contractual arrangement, considering total costs expected to be incurred compared to total expected funding and the nature of the research and development contractual arrangement. In the event that a particular arrangement is determined to represent revenue, the corresponding research and development costs are classified as cost of revenue.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, operating loss and tax credit carryforwards, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to be recovered or settled. Realization of certain deferred tax assets is dependent upon generating sufficient taxable income in the appropriate jurisdiction. The Company records a valuation allowance to reduce deferred tax assets to amounts that are more likely than not to be realized. The initial recording and any subsequent changes to valuation allowance are based on a number of factors (positive and negative evidence), as required by SFAS No. 109. The Company considers its actual historical results to have stronger weight than other more subjective indicators when considering whether to establish or reduce a valuation allowance.

Stock-Based Compensation

The Company accounts for its stock-based compensation plans under the intrinsic value method, which follows the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*. In accordance with APB Opinion No. 25, the Company does not record any expense when stock options are granted to employees and are priced at the fair market value of the Company's stock at the date of grant.

To estimate compensation expense which would be recognized under SFAS No. 123, *Accounting for Stock-based Compensation*, the Company uses the modified Black-Scholes fair value option-pricing model with the following weighted-average assumptions for options granted during the years ended December 31:

	2003	2004	2005
Risk-free interest rate	4.3%	4.2%	4.1%
Expected dividend yield	0%	0%	0%
Volatility	84%	82%	85%
Expected life	7.1 years	6.9 years	4.6 years
Weighted average Black-Scholes value of options granted	$8.43	$3.75	$1.36

The weighted average Black-Scholes value of shares granted under the employee stock purchase plans during 2005 and 2004 was $0.46 and $1.30, respectively. Fair values were estimated as of the dates of purchase using the Black-Scholes fair value model with the following assumptions for 2005 and 2004: expected volatility of 72% and 83%, respectively; risk-free interest rate of 3.5% and 1.5%, respectively; an expected term of 3 months for both years; and no dividend yield in either year.

If compensation cost for the Company's stock option plans and its stock purchase plan had been determined based on the fair value at the grant dates for awards under those plans in accordance with a fair value based method of SFAS No. 123, the Company's net income (loss) and net income (loss) per common share for the years ended December 31 would have been the pro forma amounts indicated below (in thousands). For purposes of this pro forma disclosure, the value of the options is amortized ratably to expense over the options' vesting periods. Because the estimated value is determined as of the date of grant, the actual value ultimately realized by the employee may be significantly different.

	2003	2004 (Restated)	2005
Net income (loss), as reported	$ 63,248	$(207,358)	$(64,308)
Add:			
Stock-based employee compensation included in reported net income (loss), net of related tax effects	75	11,844	4,106
Less:			
Amortized stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(10,207)	(19,423)	(30,524)
Pro forma net income (loss)	$ 53,116	$(214,937)	$(90,726)

Amortization of pro forma stock-based employee compensation expense increased significantly in 2005 due to the actions taken to accelerate vesting described in Note 15 — *Shareholders' Equity, Stock Option Plans.*

Pro forma basic and diluted net income (loss) per common share for the years ended December 31 are as follows:

	2003	2004 (Restated)	2005
Basic:			
As reported	$0.94	$(2.49)	$(0.73)
Pro forma	$0.79	$(2.58)	$(1.03)
Diluted:			
As reported	$0.81	$(2.49)	$(0.73)
Pro forma	$0.68	$(2.58)	$(1.03)

Shipping and Handling Costs

Costs related to shipping and handling are included in "Cost of Product Revenue" and "Cost of Service Revenue" on the accompanying Consolidated Statements of Operations.

Advertising Costs

Marketing and sales expenses in the accompanying Consolidated Statements of Operations include advertising expenses of $747,000, $683,000 and $392,000 in 2005, 2004 and 2003, respectively. The Company incurs advertising costs for representation at certain trade shows, promotional events, sales lead generation, as well as design and printing costs for promotional materials. The Company expenses all advertising costs as incurred.

Earnings (Loss) Per Share ("EPS")

Basic EPS is computed by dividing net income available to common shareholders by the weighted average number of common shares, including exchangeable shares but excluding unvested restricted stock, outstanding during the period. Diluted EPS is computed by dividing net income available to common shareholders by the weighted average number of common and potential common shares outstanding during the period, which includes the additional dilution related to conversion of stock options, unvested restricted stock and common stock purchase warrants as computed under the treasury stock method and the common shares issuable upon conversion of the outstanding convertible notes. For the years ended December 31, 2005 and 2004, outstanding stock options, unvested restricted stock, warrants, and shares issuable upon conversion of the convertible notes are antidilutive because of net losses, and as such, their effect has not been included in the calculation of basic or diluted net loss per share.

The following table presents the amounts used in computing the weighted average number of shares of potentially dilutive common stock (in thousands):

	Years Ended December 31,		
	2003	2004	2005
Weighted average number of shares used in basic EPS	67,098	83,387	88,499
Effect of dilutive securities:			
Stock options and warrants	10,763	—	—
Weighted average number of common shares and potentially dilutive common stock used in diluted EPS	77,861	83,387	88,499
Potentially dilutive securities excluded from computations because they are antidilutive	8,654	36,300	48,392

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss), a component of shareholders' equity, consisted of the following at December 31 (in thousands):

	2003	2004	2005
Accumulated unrealized gain (loss) on available-for-sale investments	$ 9	$ (24)	$ —
Accumulated currency translation adjustment	(816)	4,584	6,258
Accumulated other comprehensive income (loss)	$(807)	$4,560	$6,258

Recent Accounting Pronouncements

As of December 31, 2005, the Company accounted for stock-based compensation awards using the intrinsic value measurement provisions of APB No. 25. Accordingly, no compensation expense is recorded for stock options granted with exercise prices greater than or equal to the fair value of the underlying common stock at the date of grant. On December 16, 2004, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123(R)") and in March 2005, the SEC issued SAB No. 107 relating to the adoption of SFAS No. 123(R). SFAS No. 123(R) eliminates the alternative of applying the intrinsic value measurement provisions of APB No. 25 to stock compensation awards. Rather, SFAS No. 123(R) requires enterprises to measure the cost of services received in exchange for an award of equity instruments based on the fair value of the award at the date of grant.

The Company adopted SFAS No. 123(R) effective January 1, 2006, using the Modified Prospective Application Method and the Black-Scholes fair value option-pricing model. Under this method, SFAS No. 123(R) is applied to new awards and to awards modified, repurchased, or cancelled after the effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (such as unvested options) that are outstanding as of the date of adoption will be recognized as the remaining requisite services are rendered. The compensation cost relating to unvested awards at the date of adoption was based on the fair value at the date of grant of those awards as calculated for pro forma disclosures under SFAS No. 123, *Stock-Based Compensation.*

The Company expects that the adoption of SFAS No. 123(R) will impact its financial results in the future. As of December 31, 2005, the Company has unamortized stock-based compensation expense of $3.0 million, of which $1.9 million is expected to be expensed in 2006. However, this amount does not reflect any expense associated with equity awards that are expected to be granted to employees in 2006. Management is currently reviewing its alternatives for granting equity-based awards and, while the Company expects to continue granting equity-based awards to its employees, the type and amount of award is still under consideration. Accordingly, the overall effect of adopting this new standard on the financial results for 2006 has not yet been quantified. The actual effects of adopting SFAS No. 123(R) will be dependent on numerous factors including, but not limited to, the number of options granted in the future, the assumed and actual award forfeiture rate, and the accounting policies adopted concerning the method of recognizing the fair value of awards over the requisite service period.

In March 2005 the FASB issued FASB Interpretation ("FIN") 47, *Accounting for Conditional Asset Retirement Obligations.* This clarifies the term "conditional asset retirement obligation" as used in SFAS No. 143, *Accounting for Asset Retirement Obligations,* and provides guidance to ensure consistency in recording legal obligations associated with long-lived tangible asset retirements. The adoption of FIN 47 did not have a material effect on the Company's financial position, cash flows or results of operations.

In May 2005 the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections,* a replacement of Accounting Principles Board Opinion No. 20, *Accounting Changes,* and SFAS No. 3, *Reporting Accounting*

Changes in Interim Financial Statements ("SFAS No. 154"). SFAS No. 154 changes the requirements for, the accounting for, and reporting of, a change in accounting principle. Previously, voluntary changes in accounting principles were generally required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS No. 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements.

In June 2005, the FASB issued Staff Position No. FAS 143-1, *Accounting for Electronic Equipment Waste Obligations Pursuant to a European Union Directive*, ("FSP No. 143-1"). The European Union issued a directive to its member states to adopt legislation regulating the collection, treatment, recovery and disposal of electrical and electronic waste equipment. The directive distinguished between "new waste" and "historical waste." FSP No. 143-1 provides guidance concerning the accounting for historical waste and states that the obligation associated with historical waste qualifies as an asset retirement obligation to be accounted for in accordance with SFAS No. 143, *Accounting for Asset Retirement Obligations*, and FIN No. 47, *Accounting for Conditional Asset Retirement Obligations.* The Company has certain of its components that must comply with this new directive but at this time cannot quantify the impact to its financial results, as many of the European Union member states have not finalized legislation.

In November 2005 the FASB issued Staff Position No. FAS 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*, ("FSP No. 115-1"). FSP No. 115-1 provides accounting guidance for identifying and recognizing other-than-temporary impairments of debt and equity securities, as well as cost method investments in addition to disclosure requirements. FSP No. 115-1 is effective for reporting periods beginning after December 15, 2005, and earlier application is permitted. This new pronouncement will be effective in 2006 and the Company does not believe that adoption of FSP No. 115-1 will have a material effect on its financial position, cash flows or results of operations.

NOTE 4 SHORT-TERM INVESTMENTS

As of December 31, 2005, the Company held no short-term investments. As of December 31, 2004, the Company's short-term investments consisted of the following (in thousands):

	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Commercial paper	$ 1,294	—	—	$ 1,294
U.S. government and agency securities	18,026	$ 3	$ (9)	18,020
Asset-backed securities	2,515	—	(2)	2,513
Corporate notes and bonds	12,442	—	(16)	12,426
Total short-term investments	$34,277	$ 3	$(27)	$34,253

Any realized gains (losses) for the years ended December 31, 2005, 2004 and 2003 were not significant.

Financials

NOTE 5 ACCOUNTS RECEIVABLE, NET

A summary of accounts receivable is as follows (in thousands):

	December 31, 2004	December 31, 2005
Trade accounts receivable	$23,737	$14,547
Unbilled receivables	6,770	12,340
Government funding pass-through	4,015	8,476
Advance billings	102	19,894
	34,624	55,257
Allowance for doubtful accounts	(1,439)	(193)
Accounts receivable, net	$33,185	$55,064

Unbilled receivables represent amounts where the Company has recognized revenue in advance of the contractual billing terms. The increase in the balance at December 31, 2005, is due to revenue recognized based on percentage of completion accounting for the Red Storm contract in excess of contractual billing milestones and a receivable with non-standard payment terms. Advance billings represent billings made based on contractual terms for which no revenue is recognized. The increase in the advanced billings balance as of December 31, 2005 is due to billings made to two customers; in one case based on a milestone agreement with a U.S. government customer and in another case for maintenance services that will not be performed until 2006 and 2007.

The Company makes estimates of allowances for potential future uncollectible amounts related to current period revenue of products and services. The allowance for doubtful accounts is an estimate that considers actual facts and circumstances of individual customers and other debtors, such as financial condition and historical payment trends. Management evaluates the adequacy of the allowance utilizing a combination of specific identification of potentially problematic accounts and identification of accounts that have exceeded payment terms.

The decrease in the allowance for doubtful accounts during 2005 was related to management's decision to write off certain aged receivables that had previously been fully provided for in the allowance for doubtful accounts.

NOTE 6 INVENTORY

A summary of inventory is as follows (in thousands):

	December 31, 2004	December 31, 2005
Components and subassemblies	$24,615	$10,706
Work in process	19,541	8,314
Finished goods	27,365	48,692
	$71,521	$67,712

At December 31, 2005 and 2004, all finished goods inventory was located at customer sites pending acceptance. At December 31, 2005 and 2004, $33.2 million and $13.8 million, respectively, was related to a single customer. Revenue for 2005, 2004, and 2003 includes $2.1 million, $498,000, and $316,000, respectively, from the sale of refurbished inventory recorded at a zero cost basis. In 2005, the amount consisted mainly of the sale of a refurbished Cray T3E supercomputer, one of the Company's legacy systems.

Financials

During 2005, the Company wrote off $5.8 million of inventory, primarily related to the Cray X1E and Cray XD1 product lines. During 2004, the Company wrote off $8.5 million of inventory, primarily related to the Cray X1 product line.

NOTE 7 PROPERTY AND EQUIPMENT, NET

A summary of property and equipment is as follows (in thousands):

	December 31,	
	2004	2005
Land	$ 131	$ 131
Building	9,590	9,638
Furniture and equipment	8,971	14,161
Computer equipment	66,305	70,704
Leasehold improvements	3,854	3,046
	88,851	97,680
Accumulated depreciation and amortization	(51,976)	(66,388)
Property and equipment, net	$ 36,875	$ 31,292

Depreciation expense for 2005, 2004 and 2003 was $17.9 million, $15.7 million, and $15.8 million, respectively.

NOTE 8 SERVICE INVENTORY, NET

A summary of service inventory is as follows (in thousands):

	December 31,	
	2004	2005
Service inventory	$ 29,899	$ 26,201
Accumulated depreciation	(26,309)	(22,916)
Service inventory, net	$ 3,590	$ 3,285

NOTE 9 GOODWILL AND INTANGIBLE ASSETS

On April 1, 2004, the Company completed its acquisition of OctigaBay Systems Corporation. As part of the acquisition, the Company recorded $38.8 million of goodwill. The following table provides information about activity in goodwill for the years ended December 31, 2005 and 2004, respectively (in thousands):

	2004	2005
Goodwill, at January 1	$13,344	$55,644
Acquisition	38,836	—
Foreign currency translation adjustments and other	3,464	1,195
Goodwill, at December 31	$55,644	$56,839

Intangible assets are as follows (in thousands):

	December 31, 2004	December 31, 2005
Core technology acquired in OctigaBay acquisition, net of accumulated amortization of $503,000 and $0	$6,197	$ —
Capitalized patent costs, net	1,097	1,113
Intangible assets, net	$7,294	$1,113

Amortization expense for 2005, 2004 and 2003 was $1.6 million, $1.5 million, and $85,000, respectively.

NOTE 10 DEFERRED REVENUE

Deferred revenue consisted of the following (in thousands):

	December 31, 2004 (Restated)	December 31, 2005
Deferred product revenue	$36,824	$58,593
Deferred service revenue	20,636	28,390
Other deferred revenue	121	—
Total deferred revenue	57,581	86,983
Less long-term deferred revenue	(1,027)	(5,234)
Deferred revenue in current liabilities	$56,554	$81,749

As of December 31, 2005 and 2004, deferred revenue included $43.5 million and $23.6 million, respectively, of deferred product revenue from a single customer. The Company expects to recognize this amount as revenue in the latter part of 2006, upon fulfillment of its contractual obligations.

NOTE 11 RESTRUCTURING AND SEVERANCE CHARGES

During 2005, the Company recognized restructuring charges of $4.8 million, which is included in "Restructuring, Severance and Impairment" on the accompanying Consolidated Statements of Operations, net of adjustments for previously accrued amounts, mainly related to severance expenses for a worldwide reduction in work force which was announced on June 27, 2005, and affected employees in operations, sales and marketing. The restructuring charge was also increased for a December 12, 2005 announcement of a plan to reduce full-time staff by another 65 employees, principally based in the Company's Burnaby, British Columbia, Canada facility, based upon Company plans to increase research and development efficiencies, lower costs and integrate technology platforms, with the remainder occurring in Europe. The $4.8 million charge does not include $4.9 million of core technology impairment charges, as described in Note 3 — *Summary of Significant Accounting Policies, Impairment of Long-Lived Assets.*

During 2004, the Company recognized restructuring costs of $8.2 million in "Restructuring, Severance and Impairment" on the accompanying Consolidated Statements of Operations, including a $196,000 compensation charge related to the modification of stock options for certain individuals affected by the restructuring. The $196,000 charge was recorded directly to common stock. Substantially all of the restructuring costs represent severance expenses for 131 terminated employees.

During 2003, the Company recorded a restructuring charge of $3.3 million in "Restructuring, Severance and Impairment" on the accompanying Consolidated Statements of Operations relating to the termination of approximately 27 employees. The $3.3 million charge did not include $721,000 of multithreaded architecture impairment charges.

Activity related to the Company's restructuring liability, included in "Accrued Payroll and Related Expenses" on the accompanying Consolidated Balance Sheets, during the years ended December 31 is as follows (in thousands):

	2003	2004	2005
Balance, January 1	$ 866	$ 3,069	$ 4,690
Additional restructuring charge	3,298	8,077	5,092
Payments	(1,097)	(6,420)	(5,724)
Adjustments to previously accrued amounts	—	(91)	(255)
Foreign currency translation adjustment	2	55	(221)
Total restructuring and severance liability, December 31	3,069	4,690	3,582
Less long-term restructuring and severance liability	—	—	(362)
Current restructuring and severance liability	$ 3,069	$ 4,690	$ 3,220

NOTE 12 COMMITMENTS AND CONTINGENCIES

The Company leases certain property and equipment under capital leases pursuant to master equipment lease agreements and has non-cancelable operating leases for facilities. Under the master equipment lease agreements, the Company had fixed asset balances of $7.5 million and $9.2 million as of December 31, 2005 and 2004, respectively, net of accumulated amortization of $5.4 million and $4.2 million, respectively.

The Company has recorded rent expense under leases for buildings or office space accounted for as operating leases in 2005, 2004 and 2003 of $4.1 million, $4.2 million, and $3.9 million, respectively.

As of December 31, 2005, the Company had no commitments past 2009, except for principal and interest due on its convertible notes payable described in Note 14 — *Convertible Notes Payable and Lines of Credit.* Minimum contractual commitments as of December 31, 2005, were as follows (in thousands):

	Capital leases	Operating leases	Development agreements
2006	$128	$3,473	$13,100
2007	31	2,950	2,027
2008	—	2,534	43
2009	—	850	—
Minimum contractual commitments	159	$9,807	$15,170
Less amount representing interest	(5)		
Recorded capital lease obligations	$154		

In its normal course of operations, the Company engages in development arrangements under which it hires outside engineering resources to augment its existing internal staff in order to complete research and development projects, or parts thereof. For the years ended December 31, 2005, 2004 and 2003, the Company incurred $20.3 million, $16.8 million and $5.8 million, respectively, for such arrangements.

In October 2005, the Company renegotiated one of its facility leases to consolidate its floor space in its headquarters in Seattle, Washington. The Company issued 70,000 shares of common stock to the landlord, Merrill Place, LLC, for release from certain of its operating lease obligations. The Company charged $80,000, representing the fair value of the shares issued, to "Restructuring, Severance and Impairment" on the accompanying Consolidated Statements of Operations for this issuance and related release from future obligations.

Litigation

Beginning on May 25, 2005, the Company and certain current and former officers were served with six securities class action complaints filed in the U.S. District Court for the Western District of Washington. On October 19, 2005, the Court ordered the consolidation of these cases into a single action, and on November 15, 2005, the plaintiffs filed an amended consolidated complaint. Plaintiffs seek to represent a class of purchasers of the Company's securities from October 23, 2002, through May 9, 2005. The consolidated complaint alleges federal securities law violations in connection with the issuance of various reports, press releases and statements in investor telephone conference calls, and seeks unspecified damages, interest, attorneys' fees, costs and other relief. On December 19, 2005, the Company and the individual defendants moved to dismiss the consolidated complaint, which motion is pending before the Court.

On June 3 and June 17, 2005, two shareholder derivative complaints were filed in the U.S. District Court for the Western District of Washington against members of the Company's Board of Directors and certain current and former officers. The derivative plaintiffs purport to act on the Company's behalf and assert allegations substantially similar to those asserted in the putative class action complaints, as well as allegations of breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, and unjust enrichment. The complaints seek to recover on the Company's behalf unspecified damages and seek attorney's fees, costs and other relief. On August 29, 2005, the Court ordered the consolidation of these two cases into a single action, and in October 2005 the Company was served with an amended derivative complaint containing substantially identical allegations as in the earlier complaints. On November 18, 2005, the Company and the individual defendants moved to dismiss the consolidated derivative complaint, which motions are pending before the Court.

On January 9, 2006, the Company was served in two additional shareholder derivative complaints filed in the Superior Court of the State of Washington for King County against members of the Company's Board of Directors and certain current and former officers and former directors. The derivative plaintiffs purport to act on the Company's behalf and assert allegations substantially similar to those asserted in the consolidated derivative case previously filed in the U.S. District Court for the Western District of Washington. The complaints seek to recover on the Company's behalf unspecified damages and seek attorneys' fees, costs and other relief. On February 15, 2006, the two state court derivative actions were consolidated by order of the Court.

The Company is indemnifying its current and former officers and directors named in each of the foregoing actions, subject to an undertaking by each of them to repay the advanced fees and costs if it is ultimately determined that he or she is not entitled to such indemnification.

Other

From time to time the Company is subject to various other legal proceedings that arise in the ordinary course of business or are not material to the Company's business. Additionally, the Company is subject to income taxes in the U.S. and several foreign jurisdictions and, in the ordinary course of business, there are transactions and calculations where the ultimate tax determination is uncertain. Although the Company cannot predict the outcomes of these matters with certainty, the Company's management does not believe that the disposition of these ordinary course matters will have a material adverse effect on the Company's financial position, results of operations or cash flows. Because the Company is not at this time able to determine the probability of outcome or any estimable losses, no amounts have been accrued for potential settlements.

NOTE 13 INCOME TAXES

Under SFAS No. 109, *Accounting for Income Taxes*, income taxes are recognized for the amount of taxes payable for the current year and for the impact of deferred tax assets and liabilities, which represent consequences of events that have been recognized differently in the financial statements under GAAP than for tax purposes. As of December 31, 2005, the Company had federal net operating loss carryforwards of approximately $288 million and gross federal research and experimentation tax credit carryforwards of approximately $12.4 million. The net operating loss carryforwards will expire from 2010 through 2025, if not utilized, and research and development tax credits will expire from 2006 through 2025, if not utilized.

Income (loss) before provision for income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2003	2004 (Restated)	2005
United States	$ 31,202	$ (92,654)	$(63,304)
International	(10,161)	(55,612)	(2,492)
Total	$ 21,041	$(148,266)	$(65,796)

The provision (benefit) for income taxes related to operations consists of the following (in thousands):

	Year Ended December 31,		
	2003	2004 (Restated)	2005
Current provision (benefit):			
Federal	$ 134	$ —	$ —
State	(44)	—	128
Foreign	294	581	644
Total current provision	384	581	772
Deferred provision (benefit):			
Federal	(42,012)	61,906	—
State	(482)	(3,466)	—
Foreign	(97)	71	(2,260)
Total deferred provision (benefit)	(42,591)	58,511	(2,260)
Total provision (benefit) for income taxes	$(42,207)	$59,092	$(1,488)

Financials

The following table reconciles the federal statutory income tax rate to the Company's effective tax rate:

	2003	2004 (Restated)	2005
Federal statutory income tax rate	35.0%	(35.0)%	(35.0)%
State taxes, net of federal effect	2.2	(2.4)	(3.1)
Impact of change in state rate	(1.4)	—	—
Foreign taxes	(5.2)	(0.3)	1.0
In-process research and development write-off	—	10.6	—
Permanent differences	—	3.9	1.5
Foreign tax credit	—	(0.3)	—
Research and development tax credit	(5.3)	(1.0)	(2.1)
Other	1.2	(0.1)	(0.4)
Effect of change in valuation allowance on deferred tax assets	(227.1)	64.5	35.8
Effective income tax rate	(200.6)%	39.9%	(2.3)%

Deferred income taxes reflect the net tax effects of temporary differences between the tax bases of assets and liabilities and the corresponding financial statement amounts, operating loss, and tax credit carryforwards. Significant components of the Company's deferred income tax assets and liabilities are as follows (in thousands):

	December 31, 2004 (Restated)	December 31, 2005
Assets		
Current:		
Inventory	$ 2,714	$ 2,840
Accrued compensation	2,731	1,876
Deferred service revenue	1,452	684
Gross current deferred tax assets	6,897	5,400
Valuation allowance	(6,848)	(5,377)
Net current deferred tax assets	49	23
Long-Term:		
Property and equipment	1,724	709
Research and experimentation	6,681	12,447
Net operating loss carryforwards	88,826	115,110
Accrued restructuring charge	801	764
Other	568	576
Gross long-term deferred tax assets	98,600	129,606
Valuation allowance	(97,931)	(129,031)
Net long-term deferred tax assets	669	575
Total net deferred tax assets	718	598

	December 31, 2004 (Restated)	December 31, 2005
Liabilities		
Current:		
Other	(173)	—
Long-Term:		
Core technology intangible asset	(2,028)	—
Other	(179)	—
Gross long-term deferred tax liabilities	(2,207)	—
Total deferred tax liabilities	(2,380)	—
Net deferred tax asset (liability)	$ (1,662)	$ 598
Net current deferred tax asset (liability)	$ (124)	$ 23
Net non-current deferred tax asset (liability)	(1,538)	575
Net deferred tax asset (liability)	$ (1,662)	$ 598

The 2004 net current deferred tax liability of $124,000 is included in "Other Accrued Liabilities" on the accompanying Consolidated Balance Sheets, while the 2005 net current deferred tax asset of $23,000 is included in "Prepaid Expenses and Other Current Assets" of the same statement.

In September 2004, as a result of substantial losses during the year and based on revised projections indicating continued challenging operating results, the Company established the valuation allowance of $58.9 million. In the fourth quarter of 2003, management determined that, based on its most recent operating performance and its expected future performance, the Company was more likely than not able to utilize certain of its U.S.-based deferred tax assets and therefore reduced the valuation allowance by approximately $58.0 million. A summary of the changes to the valuation allowance on deferred tax assets for the years ended December 31, 2005, 2004 and 2003 was an increase of $29.6 million, an increase of $96.7 million, and a decrease of $58.0 million, respectively.

Undistributed earnings of the Company's foreign subsidiaries are considered to be permanently reinvested; accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable due to the complexities associated with this hypothetical calculation.

NOTE 14 CONVERTIBLE NOTES PAYABLE AND LINES OF CREDIT

In December 2004 the Company issued $80 million aggregate principal amount of 3.0% Convertible Senior Subordinated Notes due 2024 ("Notes") in a private placement pursuant to Rule 144A under the Securities Act of 1933, as amended. These unsecured Notes bear interest at an annual rate of 3.0%, payable semiannually on June 1 and December 1 of each year through the maturity date of December 1, 2024.

The Notes are convertible, under certain circumstances, into the Company's common stock at an initial conversion rate of 207.2002 shares of common stock per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $4.83 per share of common stock (subject to adjustment in certain events). Upon conversion of the Notes, in lieu of delivering common stock, the Company may, at its discretion, deliver cash or a combination of cash and common stock.

The Notes are general unsecured senior subordinated obligations, ranking junior in right of payment to the Company's existing and future senior indebtedness, equally in right of payment with the Company's existing and future indebtedness or other obligations that are not, by their terms, either senior or subordinated to the Notes and senior in right of payment to the Company's future indebtedness that, by its terms, is subordinated to the Notes. In addition, the Notes are effectively subordinated to any of the Company's existing and future secured indebtedness to the extent of the assets securing such indebtedness and structurally subordinated to the claims of all creditors of the Company's subsidiaries.

Holders may convert the Notes during a conversion period beginning with the mid-point date in a fiscal quarter to, but not including, the mid-point date (or, if that day is not a trading day, then the next trading day) in the immediately following fiscal quarter, if on each of at least 20 trading days in the period of 30 consecutive trading days ending on the first trading day of the conversion period, the closing sale price of the Company's common stock exceeds 120% of the conversion price in effect on that 30th trading day of such period. The "mid-point dates" for the fiscal quarters are February 15, May 15, August 15 and November 15. Holders may also convert the Notes if the Company has called the Notes for redemption or, during prescribed periods, upon the occurrence of specified corporate transactions or a fundamental change, in each case as described in the indenture governing the Notes. As of December 31, 2004 and 2005, none of the conditions for conversion of the Notes were satisfied.

The Company may, at its option, redeem all or a portion of the Notes for cash at any time on or after December 1, 2007, and prior to December 1, 2009, at a redemption price of 100% of the principal amount of the Notes plus accrued and unpaid interest plus a make whole premium of $150.00 per $1,000 principal amount of Notes, less the amount of any interest actually paid or accrued and unpaid on the Notes prior to the redemption date, if the closing sale price of the Company's common stock exceeds 150% of the conversion price for at least 20 trading days in the 30-trading day period ending on the trading day prior to the date of mailing of the redemption notice. On or after December 1, 2009, the Company may redeem for cash all or a portion of the Notes at a redemption price of 100% of the principal amount of the Notes plus accrued and unpaid interest. Holders may require the Company to purchase all or a part of their Notes for cash at a purchase price of 100% of the principal amount of the Notes plus accrued and unpaid interest on December 1, 2009, 2014, and 2019, or upon the occurrence of certain events provided in the indenture governing the Notes.

In connection with the issuance of the Notes, the Company incurred $3.4 million of issuance costs, which primarily consisted of investment banker fees, legal and other professional fees. These costs are being amortized using the effective interest method to interest expense over the five-year period from December 2004 through November 2009. A total of $676,000 was amortized into interest expense during 2005. The unamortized balance of these costs of $2.7 million as of December 31, 2005, is included in "Other Non-current Assets" on the accompanying Consolidated Balance Sheets.

Lines of Credit

On May 31, 2005, the Company entered into a Senior Secured Credit Agreement with Wells Fargo Foothill, Inc. ("the Credit Agreement"), providing for a two-year revolving line of credit for up to $30.0 million. The credit line replaces the Company's previous line of credit with Wells Fargo Bank, N.A. The Credit Agreement provides support for the Company's existing letters of credit while permitting the Company to use previously restricted cash of $11.4 million and permitting additional cash advances, subject to a borrowing base composed of (a) up to $20.0 million based on 100% of the Company's maintenance service revenue for the trailing six-month period and (b) up to $10.0 million based on 85% of eligible accounts receivable, as defined in the Credit Agreement, subject to other limitations provided in the Credit Agreement. As of December 31, 2005, the Company was eligible to use all $30.0 million of the credit line, which was reduced by the amount of outstanding letters of credit at that date, or $11.3 million, to arrive at the calculated borrowing base as of that date of approximately $18.7 million. As of February 1, 2006, outstanding letters of credit were reduced from $11.3 million to $1.4 million, effectively increasing the calculated borrowing base to $28.6 million; as of February 6, 2006, the calculated borrowing base was reduced by another $2.8 million to $25.8 million as the credit line was used to support a forward currency contract on a specific sales contract. See Note 20 — *Subsequent Events*, below. The Credit Agreement provides for interest on a performance-based formula, contains covenants to maintain or achieve certain financial performance standards and is collateralized by all of the Company's assets and pledges of the stock of its subsidiaries.

As of December 31, 2005, the Company had met all but one of its covenants on the credit line, and received a waiver from Wells Fargo Foothill, Inc. for the applicable covenant. The Company also renegotiated this covenant for the remainder of the agreement, which reduces the risk of future violation of this same covenant. In connection with the initiation of the line of credit, the Company was obligated to pay a closing fee of 2.5% of the maximum amount of the credit line, or $750,000, and other fees and costs customary for such transactions. Half of the closing fee was paid at closing and half is payable one year from closing. These costs have been capitalized and are being amortized over the two-year life of the Credit Agreement. The indebtedness under the Credit Agreement constitutes senior indebtedness under the indenture governing the Company's outstanding convertible senior subordinated notes issued in December 2004. As of December 31, 2005, the Company had not drawn upon the credit facility.

In connection with the Credit Agreement, the Company issued the lender a four-year warrant to purchase 200,000 shares of its common stock, with an exercise price of $1.65 per share, the closing price of its common stock on the date the warrant was issued. Using the Black-Scholes pricing model, the fair value of the warrant was estimated at $219,000 and is also being amortized over the two-year life of the Credit Agreement, along with the fees described above. A total of $1.3 million in fees was capitalized in connection with the line of credit which has been recorded in "Other Non-current Assets" on the accompanying Consolidated Balance Sheets. As of December 31, 2005, $962,000 is the unamortized balance, with $332,000 included in interest expense during 2005.

The Company's $25.0 million revolving line of credit with Wells Fargo Bank, N.A. expired on April 29, 2004. Subsequent to April 29, 2004, the Company was granted extensions of the line of credit through December 1, 2004, with no material changes to the terms and conditions. Subsequent to December 1, 2004, the Company negotiated a $15.0 million secured credit facility with Wells Fargo Bank, N.A. which was used only to support outstanding letters of credit. At December 31, 2004, the Company had $11.4 million of outstanding letters of credit. The Company was required to maintain cash and short-term investment balances at least equal to the outstanding letters of credit. As such, the Company designated $11.4 million of its cash as restricted cash at December 31, 2004.

NOTE 15 SHAREHOLDERS' EQUITY

Common Stock: In the first quarter of 2003, the Company completed a public offering of 8,480,000 shares of newly issued common stock, and an additional 145,000 shares of common stock from certain selling shareholders, at a public offering price of $6.20 per share. The Company received from the offering, after underwriting discount and selling expenses, net proceeds of $49.1 million. The Company used the net proceeds for general corporate purposes.

On April 1, 2004, the Company issued 7,560,885 shares of its common stock and 4,840,421 exchangeable shares in connection with the acquisition of OctigaBay Systems Corporation. See Note 18 — *OctigaBay Acquisition.*

Exchangeable Shares: Shares of exchangeable stock were issued by one of the Company's Nova Scotia subsidiaries in connection with the April 2004 acquisition of OctigaBay Systems Corporation ("OctigaBay"). Exchangeable stock is, as nearly as practicable, the economic equivalent of the Company's common stock. Through the provisions of the exchangeable stock and related acquisition documents, holders of the exchangeable stock have the right to exchange such stock for the Company's common stock on a one-for-one basis. Holders also have the right to receive the same dividends and distributions paid on the Company's common stock and the right to participate in certain liquidation events on a pro rata basis with holders of the Company's common stock. Holders of exchangeable stock do not have the right to vote, however, as holders of the Company's common stock. All remaining shares of exchangeable stock outstanding on December 31, 2005, were exchanged for an equivalent number of shares of the Company's common stock in January 2006.

Preferred Stock: The Company has 5,000,000 shares of undesignated preferred stock authorized, and no shares of preferred stock outstanding.

Shareholder Warrants: At December 31, 2005, the Company had outstanding and exercisable warrants to purchase an aggregate of 5,634,049 shares of common stock, as follows:

Shares of Common Stock	Exercise Price per share	Expiration Date of Warrants
524	$6.00	May 21, 2006
294,117	$4.50	September 3, 2006
200,000	$1.65	May 30, 2009
5,139,408	$2.53	June 21, 2009
5,634,049		

Restricted Stock: In the fourth quarter of 2005, the Company issued an aggregate of 1,965,000 shares of restricted stock to certain executives and management employees from the Company's 2004 Long Term Equity Compensation Plan. These shares will become fully vested on June 30, 2007. The Company has recorded a deferred compensation charge of $2.8 million for the issuance of these shares, and will recognize compensation expense ratably over the 18-month vesting period. The Company recorded $70,000 for amortization of deferred compensation on these shares in December 2005.

Stock Option Plans: As of December 31, 2005, the Company had five active stock option plans that provide for option grants to employees, directors and others. Options granted to employees under the Company's option plans generally vest over four years or as otherwise determined by the plan administrator; however, options granted during 2005 were generally granted with full vesting on or before December 31, 2005, in order to avoid additional expense related to the options under the implementation of SFAS No. 123(R). Options to purchase shares expire no later than ten years after the date of grant.

On December 20, 2005, the Company announced a stock option repricing for certain outstanding options as of that date, the purpose of which was to reduce the number of new options needed for grant at the same time, since the Company had a limited number of shares available for such grant. A total of 1,274,260 options with original exercise prices from $3.63 to $8.53 per share were repriced to an exercise price of $1.49 per share, all of which were fully vested at the time of repricing. Per the requirements of FIN No. 44, *Accounting for Certain Transactions Involving Stock Compensation*, the stock option modification resulted in variable stock option accounting from the date of repricing until the end of the year; however, because the closing price of the Company's common stock on December 31, 2005, was less than the re-grant price, no compensation expense was recorded.

Twice during 2005, the Board of Directors approved the acceleration of the vesting of all unvested outstanding stock options previously granted to employees and executive officers under the Company's stock option plans which exceeded certain exercise price thresholds. In March 2005 the threshold for accelerated vesting was all options with a per share exercise price of $2.36 or higher (the market price of the Company's common stock on the date of the change), while in May 2005 the threshold was all options with a per share exercise price of $1.47 or greater (the market price of the Company's common stock on the date of the change). This acceleration resulted in options to acquire approximately 4.6 million shares of the Company's common stock becoming immediately exercisable. Options granted to consultants and to non-employee directors were not accelerated. All other terms and conditions applicable to outstanding stock option grants, including the exercise prices and numbers of shares subject to the accelerated options, were unchanged. The acceleration resulted in a charge to income of approximately $1.1 million related to the deferred compensation of previously unvested options granted as part of the OctigaBay acquisition in April 2004. The acceleration eliminates future compensation expense that the Company would have recognized in its statement of operations with respect to these options upon the adoption of SFAS No. 123(R) on January 1, 2006, which requires expensing of stock options over the service period in which they vest.

In connection with a restructuring plan announced in June 2005, the Company amended the stock option grants for certain terminated employees to extend the exercise period of vested stock options, which is normally three months from the date of termination. No compensation expense was recorded as the fair market value of the Company's stock (the closing market price of the Company's stock on the date of the change) was less than the respective stock option exercise prices.

A summary of the Company's stock option activity and related information follows:

	Outstanding Options		Exercisable Options	
	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
Balance, January 1, 2003	13,380,602	$4.52	6,811,975	$5.36
Granted	1,637,465	9.63		
Exercised	(2,759,187)	4.37		
Canceled	(118,748)	4.07		
Balance, December 31, 2003	12,140,132	5.23	7,380,453	$5.14
Granted	4,019,830	4.59		
Exercised	(875,856)	3.23		
Canceled	(999,715)	5.52		
Balance, December 31, 2004	14,284,391	5.16	8,857,598	$5.01
Granted	5,114,270	2.14		
Exercised	(89,180)	1.56		
Canceled	(1,308,901)	4.15		
Balance, December 31, 2005(a)	18,000,580	4.14	17,982,045	$4.14
Available for grant at December 31, 2005	733,419			

(a) The weighted average exercise price of outstanding options at December 31, 2005 includes the impact of the 2005 repricing of 1,274,260 options, as described above.

Financials

Outstanding and exercisable options by price range as of December 31, 2005, are as follows:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices Per Share	Number Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.26 - $ 1.00	386,452	9.4	$ 0.92	386,452	$ 0.92
$ 1.01 - $ 2.00	4,281,445	7.7	$ 1.55	4,281,445	$ 1.55
$ 2.01 - $ 3.00	3,318,953	5.9	$ 2.54	3,318,953	$ 2.54
$ 3.01 - $ 4.00	3,912,043	5.2	$ 3.71	3,911,661	$ 3.71
$ 4.01 - $ 6.00	1,566,132	2.2	$ 5.16	1,559,960	$ 5.16
$ 6.01 - $ 8.00	2,904,209	3.3	$ 7.10	2,892,542	$ 7.10
$ 8.01 - $11.00	1,050,426	4.8	$ 8.90	1,050,426	$ 8.90
$11.01 - $13.69	580,920	7.1	$11.18	580,606	$11.18
$ 0.26 - $13.69	18,000,580	5.5	$ 4.14	17,982,045	$ 4.14

In accordance with FIN 44, the unamortized intrinsic value of unvested options assumed in the April 2004 acquisition of OctigaBay is included in deferred compensation. The Company measured this intrinsic value based on the number of options granted and the difference between the converted exercise price of the options and the fair value of the underlying common stock-based on the quoted price of the Company's common stock at the date the options were assumed. The deferred compensation has been amortized over the requisite service periods. Allocation of this acquisition-related deferred compensation expense to the operating categories for years ended December 31 is as follows (in thousands):

	2003	2004	2005
Research and development	$ —	$ 5,068	$3,444
Sales and marketing	—	2,837	579
General and administrative	—	3,229	13
Total acquisition-related compensation expense	$ —	$11,134	$4,036

Employee Stock Purchase Plan: In 2001, the Company established an Employee Stock Purchase Plan ("2001 ESPP"), which received shareholder approval in May 2002. The maximum number of shares of the Company's common stock that employees could acquire under the 2001 ESPP is 4,000,000 shares. Eligible employees are permitted to acquire shares of the Company's common stock through payroll deductions not exceeding 15% of base wages. The purchase price per share under the 2001 ESPP was the lower of (a) 85% of the fair market value of the Company's common stock at the beginning of each three month offering period, or (b) the fair market value of the common stock at the end of each three month offering period. As of December 31, 2005 and 2004, 1,850,131 and 1,048,889 shares, respectively, had been issued under the 2001 ESPP.

As of the purchase period that began on December 16, 2005, the Company has amended the purchase price per share in order to avoid additional expense that would otherwise be recorded under the SFAS 123(R) rules. For purchase periods commencing on or after that date, the purchase price per share under the 2001 ESPP will be 95% of the closing market price on the fourth business day after the end of each offering period.

NOTE 16 BENEFIT PLANS

401(k) Plan

The Company has a retirement plan covering substantially all U.S. employees that provides for voluntary salary deferral contributions on a pre-tax basis in accordance with Section 401(k) of the Internal Revenue

Code of 1986, as amended. Prior to 2005, the Company matched 25% of employee contributions each calendar year, comprised of a 12.5% match of employee contributions in cash 45 days after each quarter and a 12.5% match determined annually by the Board of Directors and payable in cash or common stock of the Company. The Company eliminated its matching obligation as of June 30, 2005. The Company's 2005, 2004, and 2003 matching contribution expenses were $795,000, $1.6 million, and $1.3 million, respectively.

NOTE 17 SEGMENT INFORMATION

SFAS No. 131, *Disclosure about Segments of an Enterprise and Related Information* ("SFAS 131"), establishes standards for reporting information about operating segments and for related disclosures about products, services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions regarding allocation of resources and assessing performance. Cray's chief decision-maker, as defined under SFAS 131, is the Chief Executive Officer. During 2003, 2004, and 2005, Cray had one operating segment.

Product and service revenue and long-lived assets classified by major geographic areas are as follows (in thousands):

	United States	Canada	Other Countries	Total
For the year ended December 31, 2003:				
Product revenue	$155,941		$19,063	$175,004
Service revenue	$ 38,117		$23,841	$ 61,958
Long-lived assets	$ 44,348		$ 3,875	$ 48,223
For the year ended December 31, 2004 (Restated):				
Product revenue	$ 86,067	$ 352	$ 9,482	$ 95,901
Service revenue	$ 34,800	$ 1,297	$13,851	$ 49,948
Long-lived assets	$ 54,306	$51,792	$ 5,338	$111,436
For the year ended December 31, 2005:				
Product revenue	$104,274	$ 213	$47,611	$152,098
Service revenue	$ 33,377	$ 1,542	$14,034	$ 48,953
Long-lived assets	$ 50,410	$44,311	$ 5,944	$100,665

Revenue attributed to foreign countries are derived from sales to external customers. Revenue derived from U.S. government agencies or commercial customers primarily serving the U.S. government, and therefore under their control, totaled approximately $111.2 million, $107.8 million, and $175.4 million in 2005, 2004 and 2003, respectively. In 2005 and 2003, one customer, Oak Ridge National Laboratory, contributed approximately 18% and 11% of total revenue, respectively. In 2004, one customer, Sandia National Laboratories, accounted for 27% of total revenue.

NOTE 18 OCTIGABAY ACQUISITION

On April 1, 2004, the Company completed the acquisition of OctigaBay, a privately-held company located in Burnaby, British Columbia. The acquisition was accounted for as a purchase, pursuant to the requirements of SFAS No. 141, *Business Combinations.* The Company paid $14,925,000 in cash and issued 7,560,885 shares of Cray common stock and 4,840,421 exchangeable shares. The Company also assumed outstanding OctigaBay stock options exercisable for 740,722 shares of Cray common stock. Of the total shares issued and reserved, 1,861,000 shares were not included in the purchase price calculation because they represented repurchaseable shares that were earned over the repurchase period. OctigaBay was a development stage company and was in the process of developing an innovative high-performance computing system. The fair value of the in-process research and development ("IPR&D") and the core technology was estimated using the income approach, which reflects the net present value of the projected cash flows expected to be generated by the products incorporating the in-process technology. The discount rate applicable to the cash flows of the products reflected the estimated stage of completion and other risks inherent in the project. The discount rate used in the valuation of IPR&D was 24.5%. The fair value of IPR&D was estimated to be $43.4 million with an estimated cost to complete of $8.0 million. The in-process technology was substantially completed in 2004. The IPR&D fair value was expensed in April 2004. The purchased intangibles consisted of core technology and were to be amortized over five years. However, as described above, the Company wrote off the unamortized balance of the core technology intangible asset late in 2005, after performing an impairment analysis as required by SFAS No. 144. The allocation of the purchase price was as follows (in thousands):

Fair value of net tangible assets acquired	$10,521
Core technology	6,700
In-process research and development	43,400
Goodwill	38,836
Net assets acquired	$99,457

The Company recorded deferred compensation of $12.4 million resulting from retention agreements with key OctigaBay personnel and $2.2 million from existing stock options assumed in the OctigaBay acquisition. The retention agreements expired in November 2005, although the retention agreements for three employees were terminated at the end of 2004, and the related deferred compensation of approximately $4.7 million was immediately recognized. The assumed stock options were accelerated in 2005 with the rest of the applicable groups of stock options, as described in Note 15 — *Shareholders' Equity,* and resulted in a charge to income of approximately $1.1 million related to the deferred compensation of previously unvested options granted as part of the OctigaBay acquisition.

NOTE 19 INTEREST INCOME (EXPENSE)

The detail of interest income (expense) for the years ended December 31, 2005, 2004 and 2003 is as follows (in thousands):

	2003	2004	2005
Interest income	$657	$666	$ 741
Interest expense	(213)	(301)	(4,203)
Net interest income (expense)	$444	$365	$(3,462)

Interest income is earned by the Company on overnight balances, which are invested in short-term debt securities.

Interest expense in 2005 consists of $2.4 million for interest on the $80 million Notes, $1.0 million of amortization of all associated fees capitalized for attainment of the line of credit and issuance of the Notes, and $765,000 in interest and fees on the line of credit with Wells Fargo Foothill, Inc.

Financials

NOTE 20 SUBSEQUENT EVENTS

On February 6, 2006, the Company entered into a forward contract for £14,994,000 (British pound sterling) as a cash flow hedge on the foreign currency exposure related to a sales contract denominated in British pound sterling. This sales contract is expected to be billed in milestones based on the Company meeting contractual and product delivery commitments. The forward contract matures in April 2006 and the Company plans to rollover the forward contract for amounts yet to be collected until the underlying transactions (milestone cash payment from the customer) have been completed, which is expected to be December 2006. The Company has an approved hedging policy which requires specific designation of transactions to be hedged. This forward contract was designated as a cash flow hedge on the specific sales contract. As a result of entering into the forward contract, the availability under the line of credit with Wells Fargo Foothill, Inc. was reduced by $2.8 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Cray Inc.

We have audited the accompanying consolidated balance sheet of Cray Inc. and subsidiaries as of December 31, 2005, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cray Inc. and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2005 basic consolidated financial statements taken as a whole. The financial statement schedule listed in the index at Item 15(a)(2) is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. This schedule, for one year ended December 31, 2005, has been subjected to the auditing procedures applied in the audit of the 2005 basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2005 basic consolidated financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Cray Inc. and subsidiaries' internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2006, expressed an unqualified opinion on management's assessment of the effectiveness of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

/s/ PETERSON SULLIVAN PLLC

Seattle, Washington
March 15, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Cray Inc.
Seattle, Washington

We have audited the accompanying consolidated balance sheet of Cray Inc. and subsidiaries (the "Company") as of December 31, 2004, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the two years in the period ended December 31, 2004. Our audits also included the financial statement schedule for each of the two years in the period ended December 31, 2004, listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cray Inc. and subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2, the accompanying financial statements as of and for the year ended December 31, 2004, have been restated.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
March 31, 2005
(April 20, 2006 as to the effects of the restatement discussed in Note 2)

Schedule II — Valuation and Qualifying Accounts
December 31, 2005

Description	Balance at Beginning of Period	Additions Charged to Expense	Deductions	Balance at End of Period
Year ended December 31, 2003:				
Allowance for doubtful accounts	$1,098	$113	$ (86) (1)	$1,125
Warranty accrual	$5,599	$380	$(5,324) (2)	$ 655
Year ended December 31, 2004:				
Allowance for doubtful accounts	$1,125	$373	$ (59) (1)	$1,439
Warranty accrual	$ 655	$ —	$ (655) (2)	$ —
Year ended December 31, 2005:				
Allowance for doubtful accounts	$1,439	$165	$(1,411) (1)	$ 193
Warranty accrual	$ —	$ —	$ — (2)	$ —

(1) Represents uncollectible accounts written off, net of recoveries.

(2) Represents warranty work performed on the T90 product line, and related reduction of the warranty accrual.

Financials

Investor Information

BOARD OF DIRECTORS

Stephen C. Kiely
Chairman, Cray Inc.
Chairman, Stratus Technologies Inc.

John B. Jones, Jr.
Private Investor

Kenneth W. Kennedy, Jr.
John and Ann Doerr University Professor of Computational Engineering, Rice University

Frank L. Lederman
Private Investor

Sally G. Narodick
Private Investor

Daniel C. Regis
Managing Director
Digital Partners

Stephen C. Richards
Private Investor

Peter J. Ungaro
President
and Chief Executive Officer
Cray Inc.

EXECUTIVE OFFICERS

Peter J. Ungaro
President
and Chief Executive Officer

Brian C. Henry
Executive Vice President
and Chief Financial Officer

Christopher Jehn
Vice President

Kenneth W. Johnson
Senior Vice President,
General Counsel
and Corporate Secretary

Steven L. Scott
Senior Vice President
and Chief Technology Officer

Jan C. Silverman
Senior Vice President

Margaret A. Williams
Senior Vice President

SHAREHOLDER SERVICES

Mellon Investor Services LLC, our transfer agent and registrar, can help you with a variety of shareholder-related services including:

- Change of address
- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services
- Account consolidation

Mellon Investor Services LLC
Shareholder Relations
P. O. Box 3315
South Hackensack, NJ 07606
or
85 Challenger Road
Ridgefield Park, NJ 07660

www.melloninvestor.com/isd

Telephone: 800-522-6645
TDD for Hearing Impaired: 800-231-5469
Foreign Shareholders: 201-329-8660
TDD Foreign Shareholders: 201-329-8354

AVAILABLE INFORMATION

Our Annual Report on Form 10-K, our other SEC reports and filings, our Code of Business Conduct, Corporate Governance Principles, the charters of our Board committees and other governance documents and information are available on our website, www.cray.com, under "Investors."

You may also obtain a copy of our Form 10-K filed with the SEC and other company information, without charge, by writing or calling:

Cray Inc.
Investor Relations
411 First Avenue S., Suite 600
Seattle, WA 98104-2860
Telephone: 866-729-2729

Shareholders of record who receive more than one copy of this annual report can contact our transfer agent and arrange to have their accounts consolidated.

Shareholders who own Cray stock through a brokerage account can contact their broker to request consolidation of their accounts.

CRAY ANNUAL MEETING
JUNE 6, 2006 — 10:00 A.M.

411 First Avenue South
Seattle, WA 98104-2860

CORPORATE HEADQUARTERS

Cray Inc.
411 First Avenue South
Suite 600
Seattle, WA 98104-2860
206-701-2000
206-701-2500 fax

OTHER PRINCIPAL OFFICES

1050 Lowater Road
Chippewa Falls, WI 54729-0080

1340 Mendota Heights Road
Mendota Heights, MN 55120-1128

INTERNET

E-Mail
info@cray.com

Website
www.cray.com

LEGAL COUNSEL

Stoel Rives LLP
Seattle, WA

INDEPENDENT PUBLIC ACCOUNTANTS

Peterson Sullivan PLLC
Seattle, WA

STOCK MARKET INFORMATION

Cray Inc. common stock is traded on NASDAQ National Market System under the symbol CRAY.

EQUAL OPPORTUNITY

Cray is an equal opportunity employer.



Cray Inc.
411 First Avenue S., Suite 600
Seattle, WA 98104-2860 USA